06019531

December 21, 2006

Office of International Corp...
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: INPEX Holdings Inc. (INPEX CORPORATION)
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

SUPPL

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the information listed in Annex A attached hereto required by Rule 12g3-2(b).

Please note that, earlier this year, INPEX CORPORATION, together with another Japanese corporation (Teikoku Oil Co., Ltd.), established a joint holding company, INPEX Holdings Inc., as a result of which the former shareholders of INPEX CORPORATION (as well as the former shareholders of Teikoku Oil Co., Ltd.) became shareholders of INPEX Holdings Inc. and the two companies became wholly-owned subsidiaries of INPEX Holdings Inc. (In connection with this business combination, INPEX CORPORATION and Teikoku Oil Co., Ltd. took necessary steps, including the furnishing to the Securities and Exchange Commission of relevant informational documents on Form CB, to rely on the exemption from the registration provisions of Section 5 of the Securities Act of 1933 provided by Rule 802 thereunder.) As a result, INPEX Holdings Inc. succeeded to INPEX CORPORATION as the issuer relying on the exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 provided by Rule 12g3-2(b). Accordingly, we respectfully request that appropriate changes are made in the records of INPEX CORPORATION under file no. 82-34839 to change the name of the company to INPEX Holdings Inc.

If you have any further questions or requests for additional information please do not hesitate to contact Shuhei Miyamoto of Corporate Communications Unit of this corporation at 81-3-5448-0205 (telephone) or 81-3-5448-0220 (facsimile).

Very truly yours,

INPEX Holdings Inc.

By: [signature]
Name: Shuhei Miyamoto
Title: General Manager, Corporate Communications Unit

A. *JAPANESE LANGUAGE DOCUMENTS FOR WHICH NO ENGLISH LANUGAGE VERSION, TRANSLATION OR SUMMARY HAS BEEN PREPARED*
(brief descriptions in English of Japanese language documents listed from 1 to 4 below are set out in EXHIBIT A-1)

1. Statutory public notice dated November 6, 2005 regarding the record date for entries in the register of shareholders for the extraordinary shareholders' meeting

2. Semiannual Securities Report dated December 26, 2005

3. Statutory public notice dated January 31, 2006, of the resolution of the extraordinary shareholders meeting

4. Extraordinary Report dated February 1, 2005

B. *JAPANESE LANGUAGE DOCUMENTS FOR WHICH ENGLISH LANGUAGE VERSION, TRANSLATION OR SUMMARY HAS BEEN PREPARED*
(English language versions, translations or summaries of Japanese language documents listed from 5 to 9 below are set out in EXHIBIT A-2)

5. Notice dated January 6, 2006, for the extraordinary shareholders meeting dated January 31, 2006

6. Notice dated February 27, 2006,for handling of shares of INPEX due to stock transfer

7. Request for submission of certificate of shares of INPEX dated February 27, 2006

8. Press Releases

	Date	Title
1)	October 3, 2005	Acquisition of the Area 042 Block 2 & 4 in the Bid Round 2 for an Exploration and Production Sharing Agreement, Great Socialist People's Libyan Arab Jamahiriya
2)	November 5, 2005	About Today's Press Reports
3)	November 5, 2005	INPEX CORPORATION and Teikoku Oil Co., Ltd. to Sign a Stock Transfer Agreement on Establishment of a Joint-Holding Company

4) November 7, 2005	Joint Presentation Business Integration Material
5) November 15, 2005	Correction of the Consolidated Financial Results for the Six Months ended September 30, 2004
6) November 15, 2005	Consolidated Financial Results for the Six Months ended September 30, 2005
7) November 16, 2005	Semiannual Financial Results for the six months ended September 30, 2004 Presentation Material
8) November 16, 2005	Semiannual Financial Results for the six months ended September 30, 2005 Presentation Material (Appendix)
9) November 19, 2005	Note of Prospective Board Members of the Joint-Holding Company "INPEX Holdings Inc."
10) November 19, 2005	Note of Agreement among the Three Companies
11) January 6, 2006	West Azeri Production Start in the Caspian Sea, Azerbaijan
12) February 10, 2006	Consolidated Financial Results for the Nine Months ended December 31, 2005
13) February 10, 2006	Revisions of the Financial Forecasts and Dividend Forecasts for the year ending March 31, 2006
14) March 27, 2006	Financial Forecasts of INPEX Holdings Inc. for the year ending March 31, 2007
15) March 28, 2006	New Framework of the Upper Zakum Field Development in the Emirate of Abu Dhabi, U.A.E.
16) April 3, 2006	Basic agreement on alteration of the existing petroleum agreements
17) April 3, 2006	Regarding holding company establishment
18) April 3, 2006	Company Overview, the Board of Directors and the Board of Auditors of INPEX Holdings Inc.
19) April 12, 2006	Revisions of the Financial Forecasts of Teikoku Oil Co., Ltd. for the three months ending March 31, 2006
20) April 19, 2006	Liquidation of TEIKOKU OIL SUEZ SEJ CO., LTD.
21) May 2, 2006	Commonwealth & Western Australia State Environmental Referrals for the Ichthys Field, Western Australia
22) May 2, 2006	Ichthys Field Development Commonwealth Environment Protection & Biodiversity Conservation Act 1999 Referral Document

23) May 16, 2006	Announcement of Resolution on Basic Principle of Maintaining Internal Control System
24) May 16, 2006	Consolidated Financial Results for the year ended March 31, 2006 (Teikoku Oil)
25) May 16, 2006	Consolidated Financial Results for the year ended March 31, 2006 (INPEX)
26) May 16, 2006	Revision of Financial Forecasts for the year ending March 31, 2007 and Management Policy of INPEX Holdings Inc.
27) May 17, 2006	Financial Results for the year ended March 31, 2006 Presentation Material(Appendix)
28) May 17, 2006	Financial Results for the year ended March 31, 2006 Presentation Material(Corrected)
29) May 18, 2006	Start of gas sales from Offshore Southeast Sumatra Production Sharing Contract, Indonesia
30) May 23, 2006	Plans for Construction of Natural Gas Pipeline (Shin Oumi Line)
31) May 29, 2006	Announcement of Management Changes
32) May 30, 2006	No impact on INPEX Holdings' business caused by the earthquake, Central Java, Indonesia
33) June 2, 2006	INPEX Donates to the Indonesian Red Cross for immediate relief activities in Yogyakarta and Central Java
34) June 5, 2006	Receipt of Prize for the Superior Stand at the 11th Iran Oil Show
35) June 6, 2006	BTC Lifts First Oil from Ceyhan
36) June 22, 2006	Final Investment Decision on the Frade Field in the Federal Republic of Brazil
37) July 24, 2006	Execution of Gas Sales and Purchase Agreement of the Offshore Northwest Java Production Sharing Contract, Indonesia
38) July 26, 2006	Acquisition of the interests in the WA-357-P, WA-274-P and WA-281-P, Offshore North West Shelf, Western Australia
39) August 9, 2006	Consolidated Financial Results for the Three Months ended June 30, 2006
40) August 9, 2006	Revisions of the Financial Forecasts for the year ending March 31, 2007
41) August 11, 2006	Award of Major Project Facilitation status to INPEX LNG Project
42) August 28, 2006	Disposition of INPEX Holdings' Shares by INPEX CORPORATION
43) August 31, 2006	Transfer of Interest in WA-285-P
44) October 2, 2006	Execution of Joint Venture Agreement in Venezuela

45) October 4, 2006	Establishing the Nippon GTL Technology. Research Association
46) October 18, 2006	Liquidation of Consolidated Subsidiaries
47) October 23, 2006	Revisions of the Non-Consolidated Financial Forecasts for the six months ending September 30, 2006
48) October 24, 2006	East Azeri Production Start in the Caspian Sea, Azerbaijan
49) November 15, 2006	Consolidated Financial Results for the Six Months ended September 30, 2006
50) November 15, 2006	Announcement of Obtaining Credit Rating
51) November 16, 2006	Financial Results for the six months ended September 30, 2006 Presentation Material
52) November 16, 2006	Financial Results for the six months ended September 30, 2006 Presentation Material (Appendix)
53) November 24, 2006	Government Approval for transfer of Interest in WA-285-P

EXHIBIT A-1

BRIEF DESCRIPTIONS OF JAPANESE LANGUAGE DOCUMENTS REFFERED TO IN ANNEX A, ITEMS 1 to 4.

1. Statutory public notice dated November 6, 2005 regarding the record date for entries in the register of shareholders for the extraordinary shareholders' meeting

   Statutory Public Notice stating the record date for entries in the register of shareholders for the extraordinary shareholders' meeting dated January 31, 2006 published in Nihon Keizai Shimbun.

2. Semiannual Securities Report dated December 26, 2005

   Semiannual Securities Report stating the results for the six months ended September 30, 2005 filed with the Director of Kanto Local Finance Bureau. This report contains information pertaining to the business, financial conditions, risk factors, operating results, and consolidated and non-consolidated financial statements of the Company.

3. Statutory public notice dated January 31, 2006, of the resolution of the extraordinary shareholders meeting

   Statutory Public Notice stating the resolution of the extraordinary shareholders meeting dated January 31, 2006 published in Nihon Keizai Shimbun.

4. Extraordinary Report dated February 1, 2005

   Extraordinary Report filed with the Director of Kanto Local Finance Bureau and stating that the resolution of the extraordinary shareholders meeting dated January 31, 2006 on establishment of parent company through a stock transfer.

EXHIBIT A-2

JAPANESE LANGUAGE DOCUMENTS FOR WHICH ENGLISH LANGUAGE VERSION, TRANSLATION OR SUMMARY HAS BEEN PREPARED

Set out below are the English language versions, translations or summaries of Japanese language documents listed to in ANNEX A, Items 5 to 9.

ANNEX A Item 5.

Notice dated January 6, 2006, for the extraordinary shareholders meeting dated January 31, 2006

Note: This represents a translation, for reference and convenience only, of the original notice issued in Japanese. In the event of any discrepancies between the Japanese and English versions, the former shall prevail.

(Code NO. 1604)
January 5, 2006

To our shareholders:

INPEX CORPORATION
4-1-18 Ebisu, Shibuya-ku, Tokyo, Japan

Notice for the extraordinary shareholders' meeting

You are cordially invited to attend the extraordinary shareholders' meeting of INPEX CORPORATION.

In case that you are unable to attend the meeting in person, the company requests that you examine the reference document attached hereto entitled "Reference Document for the Exercise of Voting Right", indicate your approval or disapproval of the proposal on the enclosed directive form and return it with your seal in order to exercise your voting right.

Very truly yours,
Naoki Kuroda,
President

Description

1. Time and Date Tuesday, January 31, 2006 at 10:00 A.M.
2. Location Hotel Okura main building 1F "Heian"
   2-10-4 Toranomon, Minato-ku, Tokyo, Japan
   (This extraordinary shareholders' meeting will be held at a different site from the general shareholders' meeting. Please refer to the attached map for the directions to the site)
3. Matters Consulting the Purpose of the meeting:
   Matters to be Resolved:

   Agenda Establishment of the Parent Company through a Stock Transfer
   Please refer to the following page 2 to 44 "Reference Document for the Exercise of Voting Right"

- END -

Note: If you are attending the meeting in person, please submit the enclosed voting directive form at the reception desk of the meeting

Reference Document for the Exercise of Voting Right

1. Number of Voting Right Held by All shareholders: 1,919,818

2. Proposed Agenda Items and References

Agenda: Establishment of the Parent Company through a Stock Transfer

1. Reasons for the stock transfer

While the demand of oil and natural gas is growing rapidly due to economic growth led by the United States and China, historical restraint of development investment under the low oil price environment and the unstable situation in the Middle East have resulted in a continuous rise in oil and gas prices.

Competition for acquiring resources has become more intense than ever, as countries such as China and India are striving to secure upstream assets in the Middle East, Africa, Latin America and the Caspian Sea area, and major oil development companies are strengthening competitiveness through mergers and acquisitions. As INPEX and Teikoku Oil Co., Ltd. target enhanced corporate value through acquisitions of overseas upstream assets, the immediate establishment of an operational foundation with competitiveness is crucial in order to ensure sustainable growth in such a competitive environment.

Based on this recognition, INPEX and Teikoku Oil Co., Ltd. have decided to establish a joint-holding company and integrate the two companies in order to establish a firm position in the global market, by establishing a diversified asset portfolio, reinforcing a solid financial base, concentrating technological capabilities for resource development, and acquiring interests in promising projects.

This proposal is submitted to ask for an approval to establish "INPEX Holdings Inc." as the parent company of INPEX and Teikoku Oil Co., Ltd. and to become a wholly owned subsidiary of the parent company through the stock transfer pursuant to Article 364 of the Commercial Code of Japan for the purpose mentioned above.

In addition, after establishment of "INPEX Holdings Inc.", we plan to become an operational holding company through merger of "INPEX Holding Inc.", INPEX, and Teikoku Oil Co., Ltd. at the timing of June, 2008, in order to further secure an efficient and proactive management structure.

2. Contents of the stock transfer

(1) Articles of Incorporation of the parent company to be established

Contents of Articles of Incorporation of "INPEX Holdings Inc." shall be described later in "Articles of Incorporation of INPEX Holdings Inc." (from page 18 to 27).

(2) Type and number of shares to be issued by the parent company to be established through a stock transfer

"INPEX Holdings Inc." will issue the following types and number of shares in the course of the stock transfer:

Common stock 2,360,659.95 shares

Special class share 1 share

However, if INPEX and Teikoku Oil Co., Ltd. retire their own shares prior to the date of stock transfer, the number of common shares to be issued will be reduced by the number of the shares to be allotted in exchange for the shares retired by INPEX and Teikoku Oil Co., Ltd. In addition, the joint-holding company will employ the odd lot share method.

(3) Share allocation to shareholders of INPEX and Teikoku Oil Co., Ltd.

Based on the following ratio, shares of "INPEX Holdings Inc." shall be allocated to shareholders (hereinafter, including beneficial shareholders) listed or recorded in the final shareholders' register (hereinafter, including the register of beneficial shareholders) of INPEX and Teikoku Oil Co., Ltd. on the day before the date of stock transfer.

1. 1 share of "INPEX Holdings Inc."'s common shares will be allotted in exchange for 1 share of INPEX's common share
2. 1 share of "INPEX Holdings Inc."'s special class share will be allocated for 1 share of INPEX's special class share
3. 0.00144 share of "INPEX Holdings Inc."'s common share will be allotted in exchange for 1 share of Teikoku Oil Co., Ltd.'s common share

INPEX employs the odd lot share method, and Teikoku Oil Co., Ltd. employs the stock unit method at 1,000 shares per unit.

(4) Retirement of the treasury stocks

INPEX and Teikoku Oil Co., Ltd. will retire all of their then existing treasury stock at an appropriate day pursuant to the Commercial Code of Japan prior to the date of stock transfer.

(5) Capital and capital reserve of the parent company to be established

Capital and capital reserve of "INPEX Holdings Inc." are as follows

1. Capital	30.0 billion yen
2. Additional paid-in capital	The amount, deducted capital amount mentioned above and stock transfer payments paid to shareholders defined in (6), from the sum of existing capital of INPEX and Teikoku Oil Co., Ltd. at the day of stock transfer

(6) Stock transfer payments

"INPEX Holdings Inc." will pay a stock transfer payment of ¥3 for each common share in Teikoku Oil Co., Ltd. to shareholders and registered pledges listed or recorded in the final shareholders' register of Teikoku Oil Co., Ltd. on the day before the stock transfer date will receive a stock transfer payment of ¥3 for each common share in Teikoku Oil Co., Ltd. within three months of the stock transfer date, in place of a dividend.

However, the amounts of stock transfer payments may be changed upon consultation between INPEX and Teikoku Oil Co., Ltd. in light of the circumstances, including the condition of assets and liabilities of Teikoku Oil Co., Ltd. changes in general economic conditions and others.

(7) Timing of the stock transfer (Date of the stock transfer)

The date of the stock transfer shall be on April 3, 2006, and registration of incorporation of "INPEX Holdings Inc." shall be applied for on the same day. However, the date may be changed upon consultation between INPEX and Teikoku Oil Co., Ltd. if necessary due to procedure for the stock transfer, etc.

(8) Dividend limits until the stock transfer date (including the case that dividends are paid after the date of stock transfer, although the dividend record date is before the date of stock transfer)

1. INPEX will be able to pay dividends on profits up to ¥5,500 per common share and per special class share, or to a total of ¥10,559,081,000, to shareholders and registered pledges listed or recorded in the final shareholders' register of INPEX on March 31, 2006.
2. Teikoku Oil Co., Ltd. will be able to pay dividends on profits up to ¥4.50 per common share or to a total of ¥1,372,504,000 to shareholders and registered pledges listed or recorded in the final shareholders' register of Teikoku Oil Co., Ltd. on December 31, 2005.

(9) Board of Directors of the parent company to be established

Board of Directors of "INPEX Holdings Inc." are as follows:

Name (Date of birth)	Brief personal profile and Representative position(s) currently held outside the company	Number of shares of INPEX and Teikoku Oil Co., Ltd. held
Kunihiko Matsuo August 9, 1935	April 1958 Joined Ministry of International Trade and Industry (current Ministry of Economy, Trade and Industry) June 1988 Director-General of Small and Medium Enterprise Agency July 1989 Vice President of Japan National Oil Corporation July 1992 Advisor to INPEX June 1993 Executive Senior Vice President of INPEX June 1996 President of INPEX June 2005 Chairman of INPEX (current) [Representatives of other companies assumed] As described in Page 9	INPEX 12 shares Teikoku Oil Co., Ltd. 0 shares
Akira Isono September 27, 1934	April 1958 Joined Teikoku Oil April 1984 General Manager of Accounting & Finance Department of Teikoku Oil March 1985 Senior General Manager of Teikoku Oil March 1987 Director of Teikoku Oil March 1989 Managing Director of Teikoku Oil March 1994 Senior Managing Director of Teikoku Oil March 1995 Representative Director & Executive Vice President of Teikoku Oil March 1999 Representative Director & President of Teikoku Oil March 2005 Representative Director and Chairman of Teikoku Oil (current) [Representatives of other companies assumed] As described in Page 9	INPEX 0 shares Teikoku Oil Co., Ltd. 69,000 shares
Masatoshi Sugioka January 1, 1945	April 1968 Joined Teikoku Oil April 1994 General Manager of Engineering Department of Teikoku Oil March 1995 Senior General Manager of Teikoku Oil March 1996 Director of Teikoku Oil March 1999 Managing Director of Teikoku Oil March 2002 Senior Managing Director of Teikoku Oil March 2005 Representative Director & President of Teikoku Oil (current) [Representatives of other companies assumed] As described in Page 9	INPEX 0 shares Teikoku Oil Co., Ltd. 29,000 shares

Name (Date of birth)	Brief personal profile and Representative position(s) currently held outside the company	Number of shares of INPEX and Teikoku Oil Co., Ltd. held
Naoki Kuroda December 18, 1940	April 1963 Joined Ministry of International Trade and Industry (current Ministry of Economy, Trade and Industry) June 1992 Director-General of the Agency of Natural Resources and Energy August 1993 Advisor to the Bank of Tokyo / Advisor to the Sumitomo Marine Insurance (current Bank of Tokyo-Mitsubishi / Mitsui Sumitomo Insurance August 1995 Advisor to Sumitomo Corporation June 1996 Managing Executive Director of Sumitomo Corporation June 1999 Part-time Director of INPEX April 2001 Executive Vice President of Sumitomo Corporation August 2004 Senior advisor to Sumitomo Corporation September 2004 Executive Senior Vice President of INPEX June 2005 President of INPEX (current) [Representatives of other companies assumed] As described in Page 9	INPEX 10 shares Teikoku Oil Co., Ltd. 0 shares
Hisatake Matsuno August 25, 1944	April 1967 Joined Teikoku Oil March 1993 General Manager of Corporate Management Department & LNG Project Department of Teikoku Oil March 1993 Senior General Manager of Teikoku Oil March 1996 Director of Teikoku Oil March 1999 Managing Director of Teikoku Oil March 2002 Representative Director & Executive Vice President of Teikoku Oil (current) March 2005 President of Marketing Division of Teikoku Oil (current) [Representatives of other companies assumed] As described in Page 9	INPEX 0 shares Teikoku Oil Co., Ltd. 47,000 shares
Katsujiro Kida October 6, 1944	April 1968 Joined Ministry of International Trade and Industry (current Ministry of Economy, Trade and Industry) June 1994 Deputy Director-General's Secretariat of National Land Agency (current Ministry of Land, Infrastructure and Transport) July 1995 Executive Director of Japan Key Technology Center (current New Energy and Industrial Technology Development Organization) June 1998 Director of INPEX June 2000 Managing Director of INPEX June 2003 Executive Managing Director of INPEX June 2005 Executive Senior Vice President of INPEX September 2005 Executive Senior Vice President, and COO of Corporate Strategy & Administration Division and Oil & Gas Business Division of INPEX (current) [Representatives of other companies assumed] As described in Page 9	INPEX 8 shares Teikoku Oil Co., Ltd. 0 shares

Name (Date of birth)	Brief personal profile and Representative position(s) currently held outside the company		Number of shares of INPEX and Teikoku Oil Co., Ltd. held
Mutsuhisa Fujii June 22, 1942	April 1966 June 1995 July 1996 April 2001 June 2002 June 2003 June 2005 September 2005	Joined The Industrial Bank of Japan, Limited (current Mizuho Corporate Bank, Ltd.) Director of The Industrial Bank of Japan, Limited Executive Managing Director of Pension Welfare Service Public Corporation Executive Managing Director of Government Pension Investment Fund Managing Director of INPEX Executive Senior Managing Director of INPEX Executive Senior Vice President of INPEX Executive Senior Vice President & COO of Accounting, Finance & Logistics Division of INPEX (current)	INPEX 8 shares Teikoku Oil Co., Ltd. 0 shares
	[Representatives of other companies assumed] As described in Page 9		
Takeshi Maki August 15, 1942	April 1967 March 1993 March 1993 March 1995 March 1995 March 1999 March 2002 March 2005	Joined Teikoku Oil General Manager of Production Department of Teikoku Oil Senior General Manager of Teikoku Oil General Manager of Niigata District Office of Teikoku Oil Director of Teikoku Oil Managing Director of Teikoku Oil Senior Managing Director of Teikoku Oil Representative Director & Executive Vice President of Teikoku Oil (current)	INPEX 0 shares Teikoku Oil Co., Ltd. 57,000 shares
	[Representatives of other companies assumed] As described in Page 9		
Seiji Yui March 17, 1949	April 1975 June 2000 March 2003 June 2003 April 2004	Joined INPEX Director, General Manager of Jakarta Office Director, Manager of Exploration Department 1 and Exploration Department 2 Managing Director of INPEX (current) Managing Director of Japan Oil Development Co., Ltd. (current)	INPEX 5 shares Teikoku Oil Co., Ltd. 0 shares
Masaharu Sano April 17, 1951	April 1974 March 1999 April 2000 March 2001 March 2001 March 2002 March 2005 March 2005	Joined Teikoku Oil General Manager of Technical Department of Teikoku Oil General Manager of Technical Planning Department of Teikoku Oil Senior General Manager of Teikoku Oil General Manager of New Ventures Department, International Projects Division of Teikoku Oil Director of Teikoku Oil Managing Director of Teikoku Oil (current) President of International Projects Division / Domestic Offshore Division of Teikoku Oil (current)	INPEX 0 shares Teikoku Oil Co., Ltd. 15,000 shares
	[Representatives of other companies assumed] As described in Page 9		

Name (Date of birth)	Brief personal profile and Representative position(s) currently held outside the company	Number of shares of INPEX and Teikoku Oil Co., Ltd. held
Akinori Sakamoto February 3, 1951	April 1974 Joined Teikoku Oil March 1999 General Manager of Construction & Maintenance Department of Teikoku Oil April 2000 General Manager of Construction & Maintenance Department, Domestic Operating Division of Teikoku Oil March 2001 Senior General Manager of Teikoku Oil March 2002 Director of Teikoku Oil (current) November 2002 Vice President of Pipeline Construction Division of Teikoku Oil (current) March 2005 Vice President of Domestic Operating Division of Teikoku Oil (current) & General Manager of Niigata District Office of Teikoku Oil (current) [Representatives of other companies assumed] As described in Page 9	INPEX 0 shares Teikoku Oil Co., Ltd. 16,000 shares
Seiya Ito September 14, 1954	April 1977 Joined INPEX June 1999 General Manager of Secretary Department October 2000 General Manager and Project Coordinator of Gas Business Department 2 (Management of Planning & New Ventures Department) April 2002 General Manager of Corporate Planning & Management Department June 2003 Director, General Manager of Corporate Planning & Management Department November 2004 Director, General Manager of Corporate Planning & Management Department & General Manager of Public Affairs Department September 2005 Director, Assistant COO of Corporate Strategy & Administration Division & General Manager of Corporate Strategy & Planning Unit / General Manager of Public Affairs Unit (current)	INPEX 3 shares Teikoku Oil Co., Ltd. 0 shares
Kazuo Wakasugi March 22, 1931	April 1953 Joined Ministry of International Trade and Industry (current Ministry of Economy, Trade and Industry) June 1984 Vice-Minister for Ministry of International Trade and Industry September1986 Advisor to Long-Term Credit Bank of Japan, Ltd. June 1993 Representative Director & Executive Senior Vice President of Mitsubishi Electric Corporation May 1995 Advisor to Japan Petroleum Exploration Co., Ltd. ("JAPEX") June 1995 President & Chief Executive officer of JAPEX June 1996 Part-time Director of INPEX (current) June 2001 Chairman of JAPEX (current) [Representatives of other companies assumed] As described in Page 10	INPEX 0 shares Teikoku Oil Co., Ltd. 0 shares

Name (Date of birth)	Brief personal profile and Representative position(s) currently held outside the company	Number of shares of INPEX and Teikoku Oil Co., Ltd. held
Hisanori Yoshimura August 4, 1945	April 1968 Joined Mitsubishi Corporation June 2001 Senior Vice President & Division COO of Natural Gas Business Division April 2003 Executive Vice President & COO of Energy Business Group April 2005 Executive Vice President & CEO of Energy Business Group June 2005 Part-time Director of INPEX (current) June 2005 Representative Director, Executive Vice President & CEO of Energy Business Group [Representatives of other companies assumed] As described in Page 10	INPEX 0 shares Teikoku Oil Co., Ltd. 0 shares
Junji Sato October 19, 1939	April 1962 Joined Mitsui Corporation June 1995 Director of Mitsui Corporation June 2000 Representative Director & Managing Director of Mitsui Corporation April 2003 Advisor to Mitsui Oil Exploration Co., Ltd. June 2003 Representative Director & President of Mitsui Oil Exploration Co., Ltd. June 2003 Part-time Director of INPEX (current) June 2005 Director & Chairman of Mitsui Oil Exploration Co., Ltd. (current)	INPEX 0 shares Teikoku Oil Co., Ltd. 0 shares
Shigeo Hirai May 30, 1948	April 1971 Joined Nippon Oil Corporation June 2000 General Manager of the Corporate Planning & Management Department of Nippon Oil Corporation June 2002 Director of Nippon Oil Corporation June 2005 Managing Director (Executive Officer and Executive Director of the Corporate Management Division I) of Nippon Oil Corporation (current)	INPEX 0 shares Teikoku Oil Co., Ltd. 0 shares

Note:

1. Prospective directors, Kazuo Wakasugi, Hisanori Yoshimura, Junji Sato and Shigeo Hirai are prospective outside directors as stipulated in Paragraph 2 (7)-2, Article 188 of the Commercial Code of Japan.
2. Prospective director, Kazuo Wakasugi assumes position as Representative Director & Chairman of Japan Petroleum Exploration Co., Ltd. Part of Japan Petroleum Exploration Co., Ltd.'s operation belongs to the same category of part of operation of INPEX and Teikoku Oil Co., Ltd. Teikoku Oil Co., Ltd. has an operational relationship with Japan Petroleum Exploration Co., Ltd. It is possible that "INPEX Holdings Inc." will have a similar operational relationship with Japan Petroleum Exploration Co., Ltd.
3. Prospective directors, Hisanori Yoshimura assumes position as Representative Director, Executive Vice President & CEO of Energy Business Group of Mitsubishi Corporation. Part of Mitsubishi Corporation's operation belongs to the same category of part of operation of INPEX and Teikoku Oil Co., Ltd. It is possible that "INPEX Holdings Inc." will have a similar operational relationship with Mitsubishi Corporation.
4. Prospective directors, Kunihiko Matsuo, Naoki Kuroda, Katsujiro Kida, and Mutsuhisa Fujii assume position as Representative Director of INPEX Southwest Caspian Sea, Ltd. INPEX has a non-operational business relationship with INPEX Southwest Caspian Sea, Ltd. (receiving guarantee fee in relation to the debt guarantee). In addition, INPEX Southwest Caspian Sea, Ltd. is a subsidiary of INPEX.
5. Prospective director, Kunihiko Matsuo, Naoki Kuroda, Katsujiro Kida, and Mutsuhisa Fujii assume position as Representative Director of INPEX North Caspian Sea, Ltd. INPEX has a non-operational business relationship with INPEX North Caspian Sea, Ltd. (receiving guarantee fee in relation to the debt guarantee). INPEX North Caspian Sea, Ltd. is a subsidiary of INPEX.
6. Other prospective directors do not have any special interest with INPEX or Teikoku Oil Co., Ltd., and is not expected to have any special interest with "INPEX Holdings Inc."

[Representative position(s) currently held outside the company]

Representatives of other companies assumed by the prospective directors are as follows(including INPEX and Teikoku Oil Co., Ltd.).

Kunihiko Matsuo

INPEX CORPORATION Chairman

INPEX Natuna, Ltd., INPEX Jawa, Ltd., INPEX Sumatra, Ltd., INPEX Tengah, Ltd., INPEX Alpha, Ltd., INPEX Timor Sea, Ltd., INPEX Sahul, Ltd., INPEX ABK, Ltd., INPEX Offshore Northeast Mahakam, Ltd., INPEX North Caspian Sea, Ltd., INPEX Browse, Ltd., INPEX Masela, Ltd., INPEX East Arguni, Ltd., INPEX West Arguni, Ltd., INPEX Southwest Caspian Sea, Ltd., INPEX Offshore North Campos, Ltd., INPEX North Makassar, Ltd., INPEX North Natuna, Ltd., INPEX Offshore North Mahakam, Ltd., INPEX Offshore South Sulawesi, Ltd., Azadegan Petroleum Development, Ltd., INPEX Libya, Ltd.
Representative Director of the 22 companies mentioned above.

Akira Isono

Teikoku Oil Co., Ltd. Chairman

Teikoku Oil (Algeria) Co., Ltd., Keiyo Pipeline Co., Ltd.
President of the both companies mentioned above.

Masatoshi Sugioka

Teikoku Oil (D.R. Congo) Co., Ltd. Chairman

Teikoku Oil Co., Ltd., Teikoku Oil (Venezuela) Co., Ltd., Teikoku Oil Algeria(El Ouar) Co., Ltd., Teikoku Oil Suez SEJ Co., Ltd., Teikoku Oil (Con Son) Co., Ltd., Teikoku Oil Suez SOB Co., Ltd., Teikoku Oil Nile NQR Co., Ltd.
President of the 7 companies mentioned above.

Naoki Kuroda

INPEX CORPORATION, INPEX Jawa, Ltd., INPEX Sumatra, Ltd., INPEX Tengah, Ltd., INPEX Timor Sea, Ltd., INPEX Sahul, Ltd., INPEX Offshore Northeast Mahakam, Ltd., INPEX North Caspian Sea, Ltd., INPEX East Arguni, Ltd., INPEX West Arguni, Ltd., INPEX Southwest Caspian Sea, Ltd., INPEX Offshore North Campos, Ltd., INPEX North Makassar, Ltd., Azadegan Petroleum Development, Ltd., INPEX Libya, Ltd.
President of the 15 companies mentioned above.

INPEX Natuna, Ltd., INPEX Alpha, Ltd., INPEX ABK, Ltd., INPEX Browse, Ltd., INPEX Masela, Ltd., INPEX North Natuna, Ltd., INPEX Offshore North Mahakam, Ltd., INPEX Offshore South Sulawesi, Ltd.
Representative Director of the 8 companies mentioned above.

Hisatake Matsuno

Teikoku Oil Co., Ltd. Executive Vice President

Katsujiro Kida

INPEX Natuna, Ltd., INPEX Trading, Ltd., INPEX Alpha, Ltd., INPEX North Natuna, Ltd.,
President of the 4 companies mentioned above.

INPEX CORPORATION, INPEX Jawa, Ltd., INPEX Sumatra, Ltd., INPEX Tengah, Ltd., INPEX Timor Sea, Ltd., INPEX Sahul, Ltd., INPEX ABK, Ltd., INPEX Offshore Northeast Mahakam, Ltd., INPEX North Caspian Sea, Ltd., INPEX Browse, Ltd., INPEX Masela, Ltd., INPEX East Arguni, Ltd., INPEX West Arguni, Ltd., INPEX Southwest Caspian Sea, Ltd., INPEX Offshore North Campos, Ltd., INPEX North Makassar, Ltd., INPEX Offshore North Mahakam, Ltd., INPEX Offshore South Sulawesi, Ltd., Azadegan Petroleum Development, Ltd., INPEX Libya, Ltd.
Executive Senior Vice President of the 20 companies mentioned above.

Mutsuhisa Fujii

INPEX ABK, Ltd. President

INPEX CORPORATION, INPEX Natuna, Ltd., INPEX Jawa, Ltd., INPEX Sumatra, Ltd., INPEX Tengah, Ltd., INPEX Alpha, Ltd., INPEX Timor Sea, Ltd., INPEX Sahul, Ltd., INPEX Offshore Northeast Mahakam, Ltd., INPEX North Caspian Sea, Ltd., INPEX Browse, Ltd., INPEX Masela, Ltd., INPEX East Arguni, Ltd., INPEX West Arguni, Ltd., INPEX Southwest Caspian Sea, Ltd., INPEX Offshore North Campos, Ltd., INPEX North Makassar, Ltd., INPEX North Natuna, Ltd., INPEX Offshore North Mahakam, Ltd., INPEX Offshore South Sulawesi, Ltd., Azadegan Petroleum Development, Ltd., INPEX Libya, Ltd.
Executive Senior Vice President of the 22 companies mentioned above.

Takeshi Maki

Offshore Iwaki Petroleum Co., Ltd. President

Teikoku Oil Co., Ltd. Executive Vice President

Masaharu Sano

Teikoku Oil International Co., Ltd. President

Akinori Sakamoto

Teiseki Pipeline Co., Ltd. President

Other companies which the prospective directors, Kunihiko Matsuo, Akira Isono, Masatoshi Sugioka, Naoki Kuroda, Hisatake Matsuno, Katsujiro Kida, Mutsuhisa Fujii, Takeshi Maki, Masaharu Sano, and Akinori Sakamoto assume position as Representatives, are INPEX and Teikoku Oil Co., Ltd.'s subsidiaries or affiliates, which were established as legal entities to acquire interests and promote projects of oil and gas fields, except for INPEX and Teikoku Oil Co., Ltd.

Kazuo Wakasugi

Japan Petroleum Exploration Co., Ltd. Representative Director and Chairman

Canada Oil Sands Co., Ltd. , Japan Sakhalin Pipeline FS Co., Ltd.
Representative Director and President of the both companies mentioned above.

Hisanori Yoshimura

Mitsubishi Corporation	Representative Director, Managing Director, Operating Officer and CEO of Energy Business Group
MEC Holdings Co., Ltd.	Representative Director and President

(10) Statutory Auditors of the parent company to be established

Statutory Auditors of "INPEX Holdings Inc." are as follows:

Name (Date of birth)	Brief personal profile and Representative position(s) currently held outside the company		Number of shares of INPEX and Teikoku Oil Co., Ltd. held
Nobuo Kawa November 9, 1944	April 1967 July 1994 December 1994 July 1998 November 1998 June 1999	Joined Ministry of Finance Deputy Director-General Director of The Small Business Credit Insurance Corporation (current, the Japan Small & Medium Enterprise Agency) Advisor to The Resolution and Collection Bank (current, The Resolution and Collection Corporation, "RCC") Managing Director of RCC Statutory Auditor of INPEX (current)	INPEX 2 shares Teikoku Oil Co., Ltd. 0 shares
Shigeru Hayashi August 17, 1943	June 1969 March 1995 March 1995 March 1997 April 2000 March 2002	Joined Teikoku Oil General Manager of Marketing & Sales Department of Teikoku Oil Senior General Manager of Teikoku Oil Director of Teikoku Oil Vice President of Marketing Division of Teikoku Oil (current) & General Manager of Petroleum Products Marketing Department of Teikoku Oil Managing Director of Teikoku Oil (current) [Representatives of other companies assumed] As described in Page 12	INPEX 0 shares Teikoku Oil Co., Ltd. 42,000 shares
Hiroshi Sato January 22, 1947	April 1970 June 1999 June 2002 June 2005	Joined Japan Petroleum Exploration Co., Ltd. ("JAPEX") General Manager of Accounting Department of JAPEX Director & General Manager of Accounting Department Managing Executive Officer of JAPEX (current)	INPEX 0 shares Teikoku Oil Co., Ltd. 0 shares
Tohru Tsuji February 10, 1939	April 1961 April 1991 June 1991 June 1995 April 1996 June 1997 April 1999 April 2003	Joined Marubeni-Iida Co., LTD. (current, Marubeni Corporation) General Manager of Forest products & General Merchandise Division of Marubeni Member of the Board of Marubeni Corporate Senior Vice President of Marubeni Member of the Board and Corporate Senior Vice President of Marubeni Member of the Board and Corporate Executive Vice President of Marubeni President and CEO, Member of the Board of Marubeni Chairman, Member of the Board of Marubeni (current)	INPEX 0 shares Teikoku Oil Co., Ltd. 0 shares

Name (Date of birth)	Brief personal profile and Representative position(s) currently held outside the company		Number of shares of INPEX and Teikoku Oil Co., Ltd. held
Michihisa Shinagawa January 1, 1949	April 1971	Joined Sumitomo Corporation ("Sumitomo")	INPEX 0 shares Teikoku Oil Co., Ltd. 0 shares
	April 2003	Executive Officer, General Manager of Energy Division 1	
	April 2004	Managing Executive Officer, Assistant General Manager of Mineral Resources & Energy Business Unit of Sumitomo	
	August 2004	Managing Executive Officer and General Manager of Mineral Resources & Energy Business Unit of Sumitomo	
	June 2005	Part-time Director of INPEX (current)	
	June 2005	Representative Director, Managing Executive Officer, General Manager of Mineral Resources & Energy Business Unit of Sumitomo (current)	
	[Representatives of other companies assumed] As described in Page 12		

Note:

1. Each prospective statutory auditor does not have any special interest with INPEX or Teikoku Oil Co., Ltd. and is not expected to have any special interest with "INPEX Holdings Inc."
2. Prospective statutory auditors, Nobuo Kawa, Hiroshi Sato and Tohru Tsuji are prospective statutory outside auditors who meet the requirements as provided in Paragraph 1, Article 18 of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-Gaisha.
3. Prospective statutory auditor, Shigeru Hayashi will resign from the member of the board of Teikoku Oil Co., Ltd. and Saitama Gas Co., Ltd., prior to assumption of the statutory auditor.
4. Prospective statutory auditor, Michihisa Shinagawa will resign from the member of the board of INPEX, prior to assumption of the statutory auditor.

[Representative position(s) currently held outside the company]

Representatives of other companies assumed by the candidates of Directors are as follows.

Shigeru Hayashi

Saitama Gas Co., Ltd. — President

Saitama Gas Co., Ltd. is a city gas supplier which is a subsidiary of Teikoku Oil where Shigeru Hayashi, prospective statutory auditor, is Representative.

Michihisa Shinagawa

Sumitomo Corporation — Representative Director, Managing Executive Officer, General Manager of Mineral Resources & Energy Business Unit of Sumitomo

(11) Compensation of Board of Directors and Statutory Auditors of the parent company to be established

Each of the total amount of compensation to be paid to the Board of Directors and Statutory Auditors of "INPEX Holdings Inc." was decided in consideration of the total amount of compensation of both INPEX and Teikoku Oil Co., Ltd. and other various factors. The maximum total amount of monthly compensation of Board of Directors will be 37 million yen, and the maximum total amount of monthly compensation of Statutory Auditors will be 5.5 million yen.

"INPEX Holdings Inc." will be supposed to have sixteen Board of Directors and five Statutory Auditors when established. Total amount of Board of Directors mentioned above does not include employees' portion of salary of person who doubles as Board of Director and employee.

(12) Account auditors of the parent company to be established

Account auditors of "INPEX Holdings Inc." are as follows:

(As of September 30, 2005)

Company name	Ernst & Young ShinNihon
Headquarters	Hibiya Kokusai Bldg., 13F 2-2-3 Uchisaiwai-cho Chiyoda-ku, Tokyo, Japan
History of the company	October 1985 Showa Ota & Co. was established through merger of Tetsuzo Ota & Co. (established in January 1967) and Showa Audit Corp. (established in December 1969) April 2000 Century Ota Showa & Co. was established through merger of Century (established in 1986) and Showa Ota & Co. July 2001 Name changed to Ernst & Young ShinNihon
Overview	· Partners/541, Certified Public Accountants/1,113, Junior Accountants/818, Others/639 · Domestic offices/35, Representative offices/8, Overseas offices/21 · Number of corporate clients/4,753

(13) Description of joint establishment

INPEX and Teikoku Oil Co., Ltd. will jointly establish the parent company, "INPEX Holdings Inc."

Profile of Teikoku Oil Co., Ltd. is as follows:

(As of June 30, 2005)

Company name	Teikoku Oil Co., Ltd.
Established	September 1, 1941
Headquarters	1-31-10, Hatagaya, Shibuya-ku, Tokyo, Japan
Representative	Masatoshi Sugioka, President
Capital	19,579 million yen
Main Business	Exploration, development, production, distribution of crude oil and natural gas
Employees	820

3. Description of the allotment of shares based on Article 366-1-2 of the Commercial Code of Japan

INPEX and Teikoku Oil Co., Ltd. have determined the stock transfer ratio as follows, in establishing "INPEX Holdings Inc." on April 3, 2006 through a stock transfer (hereinafter, the "Transaction").

INPEX and Teikoku Oil Co., Ltd. have respectively retained J.P.Morgan Securities Asia Pte. Limited, and Goldman Sachs (Japan) Ltd. as their financial advisors in relation to the Transaction.

The financial advisors analyzed the share price movements of the INPEX and Teikoku Oil Co., Ltd., discounted cash flow (DCF) / net asset value (NAV) analysis and contribution analysis etc. in considering the stock transfer ratio.

The stock transfer ratio of the transactions was determined through discussion and negotiation by INPEX and Teikoku Oil Co., Ltd. taking into consideration the analysis and advice of their financial

advisors and other various factors. In addition, 1 share of the joint-holding company's special class share having an equal right with the special class share of INPEX provided in its articles of incorporation was determined to be allotted for 1 share of INPEX's special class share, through discussion and negotiation by INPEX and Teikoku Oil Co., Ltd.

As a result, the companies resolved at the meetings of respective Boards of Directors held on November 5, 2005 to sign a Stock Transfer Agreement containing the stock transfer ratio mentioned below, and executed the agreement on the same day.

INPEX have received an opinion from J.P.Morgan Securities Asia Pte. Limited, to the effect that, as of November 5, 2005, the stock transfer ratio mentioned in the Stock Transfer Agreement was fair from a financial point of view to the shareholders of INPEX[1].

In addition, Teikoku Oil Co., Ltd. have received an opinion from its financial advisor, Goldman Sachs (Japan) Ltd., to the effect that, the stock transfer ratio mentioned below was fair from a financial point of view to the shareholders of Teikoku Oil Co., Ltd.

Note: The opinion delivered by J.P.Morgan Securities Asia Pte. Limited is based upon and subject to certain assumptions and conditions. The procedures, assumptions and conditions used by J.P.Morgan Securities Asia Pte. Limited in delivering the opinion is mentioned in the following translation of the opinion dated November 5, 2005

Company name	INPEX	Teikoku Oil Co., Ltd.
Stock transfer ratio	1	0.00144

ENGLISH TRANSLATION OF FAIRNESS OPINION DELIVERED BY J.P. MORGAN SECURITIES ASIA PTE. LIMITED

[Translation]

November 5, 2005

The Board of Directors
INPEX CORPORATION
4-1-18, Ebisu, Shibuya-ku
Tokyo 150-0013
Japan

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the common stock of INPEX CORPORATION (the "Company") of the Exchange Ratio (as defined below) in the proposed establishment of a joint holding company (the "Transaction") with Teikoku Oil Co., Ltd. (the "Counterparty"). Pursuant to the share transfer agreement, which is expected to be executed on November 5, 2005 (*Kyodo Kabushikiiten Keiyakusho*, hereinafter the "Agreement"), between the Company and the Counterparty, the Company and the Counterparty will jointly establish a holding company ("Holding Company"), which will result in the Company and the Counterparty becoming wholly owned subsidiaries of the Holding Company. Further pursuant to the Agreement, each outstanding share of common stock of the Company (the "Company Common Stock") will be converted into one share of the Holding Company's common stock (the "HoldCo Common Stock"), and each outstanding share of common stock of the Counterparty (the "Counterparty Common Stock") will be converted into 0.00144 shares of the HoldCo Common Stock (the "Exchange Ratio").

In arriving at our opinion, we have (i) reviewed a draft dated November 5, 2005 of the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Counterparty and the Company and the industries in which they operate; (iii) compared the proposed financial terms of the Transaction with the publicly available

financial terms of certain transactions involving companies we deemed relevant and the consideration received for such companies; (iv) compared the financial and operating performance of the Counterparty and the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Counterparty Common Stock and the Company Common Stock and certain publicly traded securities of such other companies; (v) reviewed the financial due diligence report on the Counterparty dated September 8, 2005 prepared by SN Corporate Advisory ; (vi) reviewed the legal due diligence report on the Counterparty dated September 8, 2005 prepared by Tokyo Aoyama Aoki Law Office/Baker & McKenzie; (vii) reviewed certain internal financial analyses and forecasts prepared by the managements of the Counterparty and the Company relating to their respective businesses; and (viii) performed such other financial studies and analyses and considered such other information as we deemed necessary and appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management and employees of the Counterparty and the Company with respect to certain aspects of the Transaction, and the past and current business operations of the Counterparty and the Company, the financial condition and future prospects and operations of the Counterparty and the Company, the effects of the Transaction on the financial condition and future prospects of the Company, including the potential synergy effect from the Transaction, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed, without assuming responsibility or liability for independent verification, the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Counterparty and the Company or otherwise reviewed by or for us. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Counterparty or the Company under any applicable laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Counterparty and the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts or the assumptions on which they were based. We have also assumed that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have relied as to all legal matters relevant to rendering our opinion upon the advice of counsel. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Counterparty or the Company or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, to the holders of the Company Common Stock of the Exchange Ratio in the proposed Transaction and we express no opinion as to the fairness of the Transaction to, or any consideration of, the holders of any class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. We are expressing no opinion herein as to the price at which the HoldCo Common Stock, the Counterparty Common Stock or the Company Common Stock will trade at any future time.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services. We will also receive an additional fee if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. We have also acted as financial advisor to the Company in relation to its acquisition of Japan Oil Development Co., Ltd., Inpex Jawa, Ltd. and Inpex ABK, Ltd. in 2004. Please be advised that, except as described in this paragraph, we have no other financial advisory or other relationships with the Company or the Counterparty. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or the Counterpartyfor our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Exchange Ratio in the proposed Transaction is fair, from a financial point of view, to the holders of the Company Common Stock.

This letter is provided to the Board of Directors of the Company in connection with and for

the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Transaction or any other matter. Except where a copy of this opinion will be submitted by the Company to the Tokyo Stock Exchange in accordance with its rules or included as an attachment to the invitation to the Company's extraordinary shareholders meeting to be held in January 2006, this opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES ASIA PTE. LIMITED

4. Balance sheet and Income statement data based on Article 366-1-3 and 6 of the Commercial Code of Japan

Balance sheet and Income statement data of INPEX are as described from page 28 to 35 and those of Teikoku Oil Co., Ltd. are as described from page 36 to 44.

5. Terms related to the proposal

This proposal is subject to approval at extraordinary shareholders' meeting of INPEX and Teikoku Oil Co., Ltd. in relation to the stock transfer, approval at INPEX's special class shareholders' meeting (hereinafter, including written approval of the special class shareholders pursuant to Article 253 of the Commercial Code of Japan), and approvals from relevant authorities required by law. In addition, based on the stock transfer agreement executed on November 5, 2005, the resolution of this proposal will be invalid, if the agreement in regards to the stock transfer is canceled before the date of the stock transfer, in instances which material change in assets or financial conditions occur in INPEX or Teikoku Oil Co., Ltd. find materially significant defect, or any other conditions such as occurrence of material violation of the agreement.

INPEX's special class shareholders' meeting to be held pursuant to Article 9-6-5 of INPEX's Articles of Incorporation will consider the proposal by judging whether the change in Articles of Incorporation (practical change in the purpose of Articles of Incorporation of INPEX as per establishment of Articles of Incorporation of "INPEX Holdings Inc.") pursuant to the execution of the stock transfer agreement is highly possible to have negative effect on INPEX's role as the national flag company to efficiently implement stable energy supply to our nation.

In addition, INPEX's Articles of Incorporation requires approval at the special classshareholders' meeting as well as this extraordinary shareholders' meeting, in case at least 20% of the total voting right of common shares are to be owned by a sole shareholder other than public entities (Government or Independent Administrative Legal Entity wholly owned by Government)or a sole shareholder and a co-holders, based on the shareholders of the record date of this extraordinary shareholders' meeting (November 21, 2005) at the completion of the stock transfer (pursuant to Article 9-6-1-3 of INPEX's Articles of Incorporation). As of the date of dispatching this notice, INPEX judges that the special class shareholders' meeting is not necessary from the foregoing requirements. However, the special class shareholders' meeting shall be held depending on the result of any later examination. In case the meeting is held, INPEX's special class shareholders' meeting pursuant to Article 9-6-1-3 of INPEX's Articles of Incorporation will consider this proposal, not only from the perspective regarding change in Articles of Incorporation mentioned above, but by judging whether this stock transfer pursuant to the stock transfer agreement is highly possible to have negative effect on INPEX's role as the national flag company to efficiently implement stable energy supply to our nation.

In case INPEX decide not to hold the special class shareholders' meeting pursuant to Article 9-6-1-3 of INPEX's Articles of Incorporation, the special class shareholder may request INPEX for holding the special class shareholders' meeting, within two weeks after this extraordinary shareholders' meeting is held, pursuant to Article 15-2-4 of INPEX's Articles of Incorporation. The special class shareholder is the Minister of Economy, Trade and Industry.

Articles of Incorporation of INPEX Holdings Inc.

Chapter 1. General Provisions

(Trade Name)
Article 1.
1 This company shall be called Kokusai Sekiyu Kaihatsu Teiseki Holdings Kabushiki Kaisha. Its abbreviation shall be "Kokusi Sekiyu Teiseki HD"
2 Its name in English shall be INPEX Holdings Inc. (abbreviation: INPEX HDs).

(Purpose)
Article 2.
1 The purpose of this company shall be to control or administrate companies (including companies established under foreign law) carrying out the following business operations through owning their stakes:
{1} Research, exploration, development, and production of petroleum, natural gas and other mineral resources;
{2} Refining, processing, storing, buying and selling,, selling on consignment and transportation of petroleum, natural gas and other mineral resources and their by-products;
{3} Supply of electricity, heat (by steam, hot and cold water and other means) and water(for drinking, industrial and other uses);
{4} Well drilling and construction by contract
{5} Collection and transportation of industrial waste
{6} Manufacturing, buying and selling and lease of equipment, machines, appliances and materials to be used for the business operations of each of the foregoing items;
{7} Buying and selling , lease, and administration of real estate
{8} Security by contract
{9} Deputation of property insurance and solicitation of life insurance
{10} Custody and handling of cargo, auto transportation and car leasing
{11} Consulting in connection with the business of each of the foregoing {1} and {2}
{12} Investment, lending and the guarantee of debt in connection with the business operations of each of the foregoing items and business operations related thereto; and
{13} Other related business operations pertaining to each of the foregoing items
2 This company may carry out the business operations of each of the items of preceding Paragraph

(Location of Head Office)
Article 3.
The Head Office of this company shall be located at Shibuya-ku in Tokyo.

(Method of Public Notice)
Article 4.
The public notice on this company shall be given in the Nihon Keizai Shimbun.

Chapter 2. Shares of Stock

(Total Number of Shares)
Article 5.
The total number of shares authorized to be issued by this company shall be, nine million and one (9,000,001) shares, whereof nine million (9,000,000) shares shall be common stock and one share shall be Class A stock, provided that, if common stock or Class A Shares is cancelled, the corresponding number of shares shall be reduced.

(Acquisition of company's own shares)
Article 6.
This company may acquire its own shares by resolution of the board of directors, pursuant to Item 2 of Paragraph 1 of Article 211-3 of the Commercial Code.

(Further acquisition of fractional shares)
Article 7.
Holders of fractional shares of this company may request for further acquisition of fractional shares with which their shares will total one in share based on the Share Handling Regulations.

(Transfer agent)
Article 8.
1 This company shall appoint a transfer agent in respect to shares and fractional shares.
2 The transfer agent and its handling office shall be designated by resolution of the board of directors and given in the public notice.
3 The shareholders' register (here and hereinafter, including the register of beneficial shareholders (referring to register of beneficial shareholders as referred to in the Law Concerning Central Securities Depository and Book-Entry Transfer of Stock Certificates and Other Securities (1984 Law No. 30) Article 32)), the register of fractional shares and the register of lost share certificates of this company shall be kept at the handling office of the transfer agent. The company shall cause the transfer agent to handle the administrative matters regarding shares and fractional shares, such as registration of transfer of stock, entry or record in the register of fractional shares, purchase and further acquisition of fractional shares, registration of pledge rights, indication of trust assets, issue of share certificates, registration of lost share certificates and acceptance of various notifications. This company itself shall not handle the above matters directly.

(Share Handling Regulations)
Article 9.
The denominations of shares of this company and handling and fees regarding shares and fractional shares of this company, including registration of transfer of stock, entry or record in the register of fractional shares and purchase and further acquisition of fractional shares, and other such matters, shall be governed by, in addition to laws and ordinances and these Articles, the Share Handling Regulations decided by resolution of the board of directors.

(Record Date)
Article 10.

1. The right to vote at the ordinary general meeting of shareholders of this company for the concerned settlements period shall belong to those shareholders (here and hereinafter, including the beneficial shareholders (referring to beneficial shareholders as defined in the Law Concerning Central Securities Depository and Book-Entry Transfer of Stock Certificates and Other Securities (1984 Law No. 30) Article 30, Paragraph 1)) registered or recorded in the final shareholders' register as of March 31 of each year.
2. In addition to the foregoing Paragraph, when necessary, a Record Date may be otherwise specially fixed by resolution of the board of directors, giving public notice in advance.
3. The term "Record Date" in these Articles refers to the date established pursuant to Paragraph 1 or Paragraph 2 as the Record Date for determining persons who are entitled to exercise voting rights at a specified general meeting of shareholders.

Chapter 3. Classified Stock

(Definitions)
Article 11.
In this Chapter, the definitions of the terms listed in the following Items are as specified in each item.

(1) "Parent Company" means a Company or Like Entity that controls a body (referring to a general meeting of shareholders or similar body, hereinafter, "Decision-making Body") that determines the financial and business or operational policy of another Company or Like Entity. Hereinafter, a "person controlling the Decision-making Body of another Company or Like Entity" refers to the persons or entities cited in the following Items:
  {1} An entity possessing a majority of the voting rights (excluding voting rights of classified stock; hereinafter likewise excluding cases referring to the voting rights of classified stock) of another Company or Like Entity for its own account.
  {2} An entity possessing at least 40% and no more than 50% of the voting rights of another Company or Like Entity for its own account, and falling under any of the following categories:
    A. Holding a majority of voting rights in another Company or Like Entity based on a combination of the voting rights held for its own account, the voting rights held by an entity or entities deemed to exercise voting rights in conformity with the will of the entity in question based on a close relationship with the entity in question in matters such as investments, personnel, capital, technology and transactions, and the voting rights held by an entity or entities which have agreed to exercise voting rights in conformity with the will of the entity in question;
    B. Where persons who are or persons who were officers or employees, and themselves are able to influence the determination of financial and business or operating policy of another Company or Like Entity, constitute a majority of the constituent members of the Board of Directors or other similar body of such other Company or Like Entity;
    C. Where contracts or like instruments exist which control the determination of important financial and business or operating policy of another Company or Like Entity;
    D. Having provided financing (here and hereinafter, including the warranty of obligations and providing security) with respect to the greater portion of the total amount of funds procured (limited to those posted under Liabilities in the balance sheet) of another Company or Like Entity (including cases where the total amount of funds procured in combination with the amount financed by an entity or entities having a close relationship with the entity in question in matters such as investments, personnel, capital, technology and transactions constitutes the greater portion of the total amount of funds procured);
    E. The existence of other facts from which the control of the Decision-making Body of another Company or Like Entity can be presumed.
  {3} An entity that (a) holds a majority of voting rights in another Company or Like Entity based on a combination of the voting rights held for its own account, the voting rights held by an entity or entities deemed to exercise voting rights in conformity with the will of the entity in question based on a close relationship with the entity in question in matters such as investments, personnel, capital, technology and transactions, and the voting rights held by an entity or entities which have agreed to exercise voting rights in conformity with the will of the entity in question (including cases where voting rights are not held for its own account) and (b) falls under the conditions set forth in any of subitems (B) through (E) of item {2} above.
  {4} An entity that holds a majority of voting rights with respect to certain classes of classified stock (excluding those without voting rights) of another Company or Like Entity for its own account.

(2) "Company or Like Entity" refers to a company, association, or other business organization similar thereto (including corresponding organizations in foreign countries).

(3) "Affiliate" refers to another Company or Like Entity other than a Subsidiary in cases where a certain specific entity (if such entity has a Subsidiary, including such Subsidiary) has a major influence on the determination of financial and business or operational policy through a relationship with the entity in question in matters such as investments, personnel, capital, technology and transactions. When a specific entity is an Affiliate of another entity (including individual), such another entity shall be deemed an Affiliate. "Cases where a major influence is exerted on the determination of financial and business or operational policy of a Company or Like Entity other than a Subsidiary" refers to cases set forth in the following Items:
  {1} Cases where at least 20% of the voting rights of another Company or Like Entity other than a Subsidiary are held for its

own account;

{2} Cases where at least 15% and less than 20% of the voting rights of another Company or Like Entity other than a Subsidiary are held for its own account, and falling under any of the following categories:

A. Where a person who is or a person who was an officer or employee, and is himself or herself able to have a major influence on the determination of financial and business or operational policy of another Company or Like Entity other than a Subsidiary, serves as a representative director, director, or other similar post of such Company or Like Entity other than a Subsidiary;

B. Performing important financing for another Company or Like Entity other than a Subsidiary;

C. Providing important technology to another Company or Like Entity other than a Subsidiary;

D. The existence of important sales, procurement or other business or operating transactions with another Company or Like Entity other than a Subsidiary;

E. The existence of other facts from which the fact one is able to have a major influence on the determination of financial and business or operational policy of another Company or Like Entity other than a Subsidiary can be presumed.

{3} Cases where an entity (a) holds at least 20% of the voting rights in another Company or Like Entity other than a Subsidiary when the voting rights held for its own account, the voting rights held by an entity or entities deemed to exercise voting rights in conformity with the will of the entity in question based on a close relationship with the entity in question in matters such as investments, personnel, capital, technology and transactions, and the voting rights held by an entity or entities which have agreed to exercise voting rights in conformity with the will of the entity in question (including cases where voting rights are not held for its own account) are combined and (b) falls under the conditions set forth in any of subitems (A) through (E) of item {2} above.

(4) "Coholder" refers generally to an entity set forth hereinunder:

{1} Another holder of shares in this company, where a Single Shareholder has agreed to exert continuous influence on the operations of this company in cooperation with such other holder.

{2} Shareholders in this company who is the spouse, the Parent Company, individual controlling the Decision-making Body, Subsidiary and Affiliate of a Single Shareholder, and Subsidiary other than Single Shareholder of the Parent Company of a Single Shareholder, or individual controlling the Decision-making Body of a Single Shareholder.

{3} Shareholders in this company who is the spouse, Parent Company, individual controlling the Decision-making Body, Subsidiary and Affiliate of another holder defined in {1}.

{4} Shareholders in this company who is a Subsidiary or an Affiliate of the spouse of a Single Shareholder (including persons who are considered Subsidiary or Affiliate of such Single Shareholder and spouse thereof taking into consideration the totality circumstances with respect to such Single Shareholder and the spouse thereof)

{5} Shareholders in this company who is a Subsidiary or Affiliate of the spouse of an "another holder" as defined in {1} (including persons who are considered Subsidiary or Affiliate of such "another holder" and spouse thereof taking into consideration the totality circumstances with respect to such "another holder" as defined in {1} and the spouse thereof)

(5) "Class A Shares" means the classified shares defined in this Chapter.

(6) "Public Entity" means a national government, or an independent administrative institution wholly funded by a national government.

(7) "Subsidiary" means another Company or Like Entity, whereof the Decision-making Body is controlled by a Company or Like Entity or individual, and if a Parent Company and Subsidiary, an individual which control the Decision-making Body of a Subsidiary and Subsidiary, or a Subsidiary controls the Decision-making Body of such other Company or Like Entity, such other Company or Like Entity shall be considered a Subsidiary of such Parent Company or individual.

(8) "Disposal, etc., of Important Assets" means the disposal of assets, transfer of business, investment in kind, corporate split (excluding, however, instances where, after the execution of investment in kind or corporate split, this company has become the Parent Company of investment target company or of the continuing company or newly created company in a corporate split), creation of a security interest in or like disposal of this company or a Subsidiary of this company, and the sale (excluding, however, instances where, after the sale of shares or units in the Subsidiary of this company, this company has become the Parent Company of such Subsidiary, except the instances of a Subsidiary which this company directly own its shares) or other disposal of shares or units in such Subsidiary of this company, where either the consideration received by this company or Subsidiary of this company or value of such created security interest as a result of such disposal is at least 20% of the total assets listed in the most recently prepared audited consolidated financial statements for this company or the ratio of sales proceeds derived from assets involved in such disposal is at least 20% of the consolidated sales listed in the most recently prepared consolidated financial statement. The sale of shares or units of a Subsidiary of this company shall include merger, share exchange, share transfer, and allocation of new shares to a third party by a consolidated Subsidiary of this company (excluding, however, instances where, after merger, share exchange, share transfer, or allocation of new shares to a third party by a consolidated Subsidiary of this company, this company has become the Parent Company of the surviving company or newly created company by merger or, the sole Parent Company in share exchange or share transfer, or the Parent Company of the Subsidiary of this company which has carried out allocation of new shares to a third party, except the instances of a Subsidiary which this company directly own its shares). In the event of sale of shares or units of a Subsidiary of this company, the consideration received by this company or Subsidiary of this company shall be deemed the amount obtained by adding the total amount of interest-bearing liabilities (hereinafter, "Interest-bearing Liabilities") listed in the most recently prepared audited balance sheet(s) of the relevant Subsidiary of this company to the following amount in accordance with each case of (i) through (iii); (i) in the case of sale of shares or units, the amount obtained by multiplying the aggregate number of issued shares or investment units of Subsidiary of this company immediately prior to the sale by the sale price per share or investment units of such Subsidiary, (ii) in the case of merger, share exchange, or share transfer, the amount obtained by multiplying the value per share or investment unit of the Subsidiary of this company used in the calculation of the merger ratio (here and hereinafter referring to the ratio of shares or units in the surviving company or newly created company with respect to one share or one investment unit held by the shareholders and member of the company dissolved due to merger), share exchange ratio (here and hereinafter referring to the ratio of shares of the company becoming the sole Parent Company to one share held by a shareholder of the company becoming the sole Subsidiary due to

share exchange), or share transfer ratio (here and hereinafter, referring to the ratio of allocation of shares of the sole Parent Company established with respect to one share held by a shareholder of the company which becomes the sole Subsidiary due to share transfer) by the aggregate number of issued shares or investment units of the Subsidiary of this company immediately prior to such merger, share exchange, or share transfer, or, (iii) in the case of allocation of new shares to a third party, the amount obtained by multiplying the aggregate number of issued shares or investment units of this company's Subsidiary immediately after such allocation of new shares to a third party by the issue price per share or investment units of such Subsidiary in allocation of new shares to a third party. In the case of corporate split or transfer of business, the consideration received by this company or Subsidiary of this company shall be deemed the amount obtained by adding the amount corresponding to the total of the Interest-bearing Liabilities which is subject to succession from this company or Subsidiary of this company in a corporate split or transfer of business to the money, stock, or other amounts (with respect to property other than money, referring to the appraised value of property in the corporate split or transfer of business) received by this company or Subsidiary of this company. Notwithstanding the foregoing, in instances of disposal of shares of a Subsidiary which this company directly own its shares, if either the consideration received by this company or value of such created security interest as a result of such disposal is at least 20% of the total assets listed in the most recently prepared audited consolidated financial statements for this company, the disposal shall be referred as "Disposal, etc., of Important Assets".

(9) "Redemption Request Date" refers to the date on which a notification requesting redemption of Class A Shares made to this company in writing by a Class A Shareholder reaches this company.

(10) "Single Shareholder" refers to a person or entity holding stock in this company for its own account and includes entities described as follows:

{1} Entities authorized to exercise voting rights as a shareholder of this company pursuant to a money trust agreement or other agreement or the provisions of a law and entities authorized to give instructions with respect to the exercise of such voting rights (excluding those falling under item {2} of this Item (10)).

{2} Entities having the necessary authority to invest in share certificates of this company pursuant to a discretionary investment contract (referring to discretionary investment contracts as defined in the Law Concerning the Regulation, etc. of Investment Advising Business Relating to Securities (1986 Law No. 74) Article 2, Paragraph 4) or other agreement or under the provisions of law.

(Election and Dismissal of Directors)
Article 12.

1 At the time of a resolution of a general meeting of shareholders of this company relating to the election or dismissal of a director, if at least 20% of the total voting rights of shareholders relating to common stock of this company are held by a Single Shareholder of common stock of this company other than a Public Entity, or such Single Shareholder and its Coholder (the question of whether a specific inciden t falls under this case shall be judged in this Article based on the shareholders as of the Record Date relating to the general meeting of shareholders in question), in addition to a resolution of a general meeting of shareholders of this company with respect to the election or dismissal of such director, a resolution of a general meeting of classified shareholders (referred to as a "General Meeting of Class A Shareholders" hereinafter in this Chapter and in Chapter 5) held by shareholders of Class A Shares (referred to as "Class A Shareholders" hereinafter in this Chapter and in Chapter 5) will be required.

2 In the event that a notice of convening of a General Meeting of Class A Shareholders is issued pursuant to Article 27, Paragraph 3 through 5, the condition specified in the previous Paragraph (hereinafter referred to as the "20% condition relating to the election or dismissal of directors") that "At the time of a resolution of a general meeting of shareholders of this company relating to the election or dismissal of a director, if at least 20% of the total voting rights of shareholders relating to common stock of this company are held by a Single Shareholder of common stock of this company other than a Public Entity, or such Single Shareholder and its Coholder (the question of whether a specific incident falls under this case shall be judged in this Article based on the shareholders as of the Record Date relating to the general meeting of shareholders in question)," shall be deemed satisfied at the time of the adoption of a resolution by a general meeting of shareholders of this company relating to the election or dismissal of the director who is the subject of such resolution.

3 In the event that the period for filing an objection as defined in Article 27, Paragraph 4 has elapsed after the adoption of a resolution by the general meeting of shareholders of this company relating to the election or dismissal of a director without the filing of an objection by a Class A Shareholder, the 20% condition relating to the election or dismissal of directors shall be deemed not to have been satisfied at the time of the adoption of such resolution by the general meeting of shareholders of this company.

(Complete or Partial Disposal, etc., of Important Assets)
Article 13.

1 In addition to a resolution of the general meeting of shareholders of this company or the Board of Directors, a resolution of a General Meeting of Class A Shareholders will be required with respect to Disposal, Etc. of Important Assets of this company.

2 In addition to a resolution of approval by the Board of Directors pursuant to Article 32, a resolution of a General Meeting of Class A Shareholders will be required with respect to Disposal, Etc. of Important Assets of a Subsidiary of this company.

(Amendment of the Articles of Incorporation)
Article 14.

In addition to a resolution by a general meeting of shareholders, a resolution of a General Meeting of Class A Shareholders will be required for the amendment of the Articles of Incorporation relating to the following matters:

{1} Purpose of this company

{2} The granting of voting rights to stock other than common stock of this company (excluding voting rights already

granted to Class A Shares in a General Meeting of Class A Shareholders).

(Integration)
Article 15.

1 In the case of merger, share exchange (kabushiki koukan), or share transfer (kabushiki iten) by this company, a resolution of a General Meeting of Class A Shareholders shall be required in addition to a resolution by a general meeting of shareholders, excluding cases falling under the following Items,:

{1} Cases where this company becomes a surviving Company in a merger; excluding, however, cases where at least 20% of the total voting rights of shareholders relating to common stock of this company at the time of completion of a merger are held by a Single Shareholder other than a Public Entity or such Single Shareholder and the Coholder thereof (provided, however, that in this Item, the question of whether a specific incident falls under this case shall be judged based on the shareholders as of the Record Date relating to the general meeting of shareholders of each company for approval of such merger).

{2} Cases where this company becomes a sole Parent Company in a share exchange; excluding, however, cases where at least 20% of the total voting rights of shareholders relating to common stock of this company at the time of completion of the share exchange are held by a Single Shareholder other than a Public Entity or such Single Shareholder and the Coholder thereof (provided, however, that in this Item, the question of whether a specific incident falls under this case shall be judged based on the shareholders as of the Record Date relating to the general meeting of shareholders of each company for approval of such share exchange).

{3} Cases where a new holding company is established in a share transfer, and the granting of classified stock to be issued by such new holding company, which holds rights similar to the rights granted to Class A Shares under these Articles of Incorporation, to Class A Shareholders is resolved by a general meeting of shareholders for such share transfer; excluding, however, cases where at least 20% of the total voting rights of shareholders relating to common stock of this company at the time of completion of such share transfer are held by a Single Shareholder other than a Public Entity or a Single Shareholder and the Coholder thereof (provided, however, that in this Item, the question of whether a specific incident falls under this case shall be judged based on the shareholders as of the Record Date relating to the general meeting of shareholders of each company for approval of such share transfer).

2 In the event that a notice of convening of a General Meeting of Class A Shareholders is issued pursuant to Article 27, Paragraph 3 through 5, the condition specified in Subparagraph {1} above, " cases where at least 20% of the total voting rights of shareholders relating to common stock of this company at the time of completion of a merger are held by a Single Shareholder other than a Public Entity or such Single Shareholder and the Coholder thereof (provided, however, that in this Item, the question of whether a specific incident falls under this case shall be judged based on the sharehlders as of the Record Date relating to the general meeting of shareholders of each company for approval of such merger)"; the condition specified in Subparagraph {2} above, "cases where at least 20% of the total voting rights of shareholders relating to common stock of this company at the time of completion of such share exchange are held by a Single Shareholder other than a Public Entity or such Single Shareholder and the Coholder thereof (provided, however, that in this Item, the question of whether a specific incident falls under this case shall be judged based on the shareholders as of the Record Date relating to the general meeting of shareholders of each company for approval of such share exchange)"; and the condition specified in Subparagraph {3} above, "cases where at least 20% of the total voting rights of shareholders relating to common stock of this company at the time of completion of such share transfer are held by a Single Shareholder other than a Public Entity or such Single Shareholder and the Coholder thereof (provided, however, that in this Item, the question of whether a specific incident falls under this case shall be judged based on the shareholders as of the Record Date relating to the general meeting of shareholders of each company for approval of such share transfer)" (hereinafter individually or collectively referred to as the "20% condition relating to the merger, share exchange or share transfer") shall be deemed satisfied at the time of a resolution by a general meeting of shareholders of this company relating to such merger, share exchange or share transfer.

3 In the event that the period for filing an objection as defined in Article 27, Paragraph 4 has elapsed without the filing of an objection by a Class A Shareholder, the 20% condition relating to the merger, share exchange, or share transfer shall be deemed not to have been satisfied at the time of the adoption of such resolution by the general meeting of shareholders of this company relating to merger, share exchange, or share transfer.

4 In the event that this company undergoes a merger, share exchange or share transfer, if a provision regarding the election or dismissal of directors is included in a merger agreement, share exchange agreement, share transfer agreement, or other agreement having such purpose, the question of whether a General Meeting of Class A Shareholders regarding the election or dismissal of a director shall be required shall be determined in accordance with the provisions of Paragraph 1 of this Article, notwithstanding the provisions of Article 12, Paragraph 1.

5 In the event that this company undergoes a merger, share exchange or share transfer, if a provision regarding the amendment of the Articles of Incorporation is included in a merger agreement, share exchange agreement, share transfer agreement, or other agreement having such purpose, the question of whether a General Meeting of Class A Shareholders regarding the amendment of the Articles of Incorporation shall be required, and in the event of share transfer where the provision of the Article of Incorporation of a new holding company is different from that of this company, the question of whether a General Meeting of Class A Shareholders regarding the approval of such share transfer agreement shall be required, shall be determined in accordance with the provisions of Article 14, even in the cases where a resolution of a General Meeting of Class A Shareholders shall not be required regarding a merger, share exchange or share transfer pursuant to the provisions of Paragraph 1 of this Article.

(Reduction of Capital)
Article 16.

A resolution of a General Meeting of Class A Shareholders shall be required in addition to a resolution of a general meeting of shareholders with respect to reduction in the amount of capital of this company occurring in conjunction with repayment of money to shareholders of this company.

(Dissolution)
Article 17.
If the company is dissolved by a resolution of a general meeting of shareholders, a resolution of a General Meeting of Class A Shareholders shall be required in addition to a resolution of a general meeting of shareholders.

(Voting Rights)
Article 18.
Class A Shares shall not have voting rights in a general meeting of shareholders, except as otherwise set forth by law or ordinance.

(Dividends and Interim Dividends)
Article 19.
Dividends and interim dividends for Class A Shares shall be the same as dividends and interim dividends for common shares of this company.

(Distribution of Residual Assets)
Article 20.
Class A Shareholders shall have the right to demand distribution of residual assets in the same amount as the amount of residual asset distribution to common shares of this company.

(Redemption of Classified Shares)
Article 21.

1. Class A Shares shall be redeemed upon submission of written request to this company by a Class A Shareholder.
2. If Class A Shares are transferred to an entity other than a Public Entity, this company shall be entitled to cancel Class A Shares, notwithstanding the opinion of a Class A Shareholder, by a resolution of the Board of Directors. If a Class A Shareholder transfers Class A Shares, it must inform this company in advance of such transfer and the name of the transferee.
3. The redemption price pursuant to this Article shall be according to the current value as of the date of request of redemption cases falling under Paragraph 1 and as of the day prior to the date of cancellation in cases falling under Paragraph 2 (hereinafter collectively referred to as the "Redemption Value Standard Date"). If common shares of this company have been listed on the Tokyo Stock Exchange, the value as of the Redemption Value Standard Date shall be the same value as the closing price per common share of this company as of the Redemption Value Standard Date on the Tokyo Stock Exchange. In the event that the closing price is not reported as of the Redemption Value Standard Date, the closing price on the most recent date before such date shall be used.

Chapter 4. General Meeting of Shareholders

(Convocation)
Article 22.

1. The ordinary general meeting of shareholders of this company shall be convened in June of each year, and extraordinary general meetings of shareholders shall be convened from time to time, whenever necessary.
2. General meetings of shareholders shall be convened by the president of the company pursuant to resolution approved by the board of directors. However, when circumstances prevent the president from convening a general meeting of shareholders, another director shall do so in accordance with the order of priority previously set by resolution of the board of directors.
3. With respect to matters requiring a resolution of the General Meeting of Class A Shareholders, in addition to a resolution of a general meeting of shareholders of this company, pursuant to the provisions of Chapter 3, the notice of convening of a general meeting of shareholders of this company shall state that a resolution of the General Meeting of Class A Shareholders shall be required for such resolution items. However, in cases set forth in Article 12 and Article 15, if Class A Shareholders are notified that a General Meeting of Class A Shareholders will not be held pursuant to the provisions of Article 27, Paragraph 3, such notice shall indicate that a resolution of a General Meeting of Class A Shareholders of this company is required if such is the case.

(Chairman)
Article 23.
The president of the company shall be the chairman of a general meeting of shareholders. However, when circumstances prevent the president from serving as chairman, another director shall do so in accordance with the order of priority previously set by resolution of the board of directors.

(Approval of Resolutions)
Article 24.
Except as otherwise provided by laws and ordinances or these Articles, resolutions of a general meeting of shareholders shall be approved by a majority of the voting rights of shareholders present at the general meeting.

(Exercise of Voting Right through Delegate)
Article 25.

1. A shareholder may exercise the voting rights through another shareholder as such shareholder's proxy.
2. In the case of the preceding Paragraph, a shareholder or a shareholder's proxy must previously submit a written document certifying the right of proxy representation to this company for each individual general meeting of shareholders.

(Minutes)
Article 26.
The summary and results of the proceedings of each general meeting of shareholders shall be set forth in writing or recorded in minutes bearing the inscribed signature and seal or electronic signature of the chairman, and of the directors and the statutory auditors attending the meeting.

(General Meeting of Class A Shareholders)
Article 27.

1. A General Meeting of Class A Shareholders shall be held at the address of the Head Office or a location agreed to by all Class A Shareholders.
2. The notice of convening of a General Meeting of Class A Shareholders shall be issued to the Class A Shareholders no later than two weeks prior to the date of such meeting.
3. When a notice of convening of a general meeting of shareholders of this company is issued, this company shall send a copy of such notice of convening to and notify the Class A Shareholders whether a General Meeting of Class A Shareholders will be held. Notice stating that a General Meeting of Class A Shareholders will be held shall be given by issuing a notice of convening of a General Meeting of Class A Shareholders. If a notice stating that a General Meeting of Class A Shareholders will not be held as provided in Article 12 or Article 15, Paragraph 1, {1}, {2} or {3} is issued, this company shall submit to the Class A Shareholders all documents and the like (including but not limited to copies of large-quantity holding reports, annual securities reports of submitters of large-quantity holding reports and other information) used to determine the necessity of holding such General Meeting of Class A Shareholders.
4. If a Class A Shareholder receives a notice stating that a General Meeting of Class A Shareholders will not be held pursuant to Paragraph 3, and (1) a resolution electing or dismissing a director set forth in Article 12, or (2) a resolution stating that merger, share exchange, or share transfer is to be carried out relating to this company in cases set forth in the relevant portions of Article 15, Paragraph 1, {1}, {2} or {3} is made in a general meeting of shareholders, the Class A Shareholder shall be entitled to file an objection with this company stating that a General Meeting of Class A Shareholders should have been held. Such filing of an objection must be made within two (2) weeks after the date of the resolution of the relevant general meeting of shareholders of this company. This company, within one (1) week after receiving such objection, shall determine whether the 20% condition relating to the election or dismissal of directors or the 20% condition relating to merger, share exchange, or share transfer has been satisfied (hereinafter referred to generally as "Conditions for Convening a General Meeting of Class A Shareholders"), and shall notify the Class A Shareholders of its decision. If this company judges that the Conditions for Convening a General Meeting of Class A Shareholders have been satisfied, it shall issue a notice of convening of a General Meeting of Class A Shareholders to the Class A Shareholders.
5. Notwithstanding the previous Paragraph, this company shall be entitled to issue a notice of convening of a General Meeting of Class A Shareholders if it determines that the Conditions for Convening a General Meeting of Class A Shareholders have been satisfied, within one (1) week from the date of adoption of a resolution of a general meeting of shareholders of this company according to (1) or (2) of the previous Paragraph.
6. Even if a resolution of election or dismissal of a director has been adopted by a general meeting of shareholders of this company, the former director shall remain in his or her post until the necessary resolution of a General Meeting of Class A Shareholders is obtained pursuant to Article 12, or until the period for filing of an objection has elapsed without the filing of an objection pursuant to Paragraph 4 (if a notice indicating that an objection will not be filed is issued to this company before such period for filing of an objection has elapsed, notwithstanding the provisions of Paragraph 4, the period until the point in time of receipt of such notice).
7. The provisions of Article 23, Article 25 and Article 26 shall govern General Meeting of Class A Shareholders, mutatis mutandis.

Chapter 5. Directors and the Board of Directors

(Number of Directors and Manner of Election)
Article 28.

1. This company shall have sixteen (16) or fewer directors, who shall be elected at the general meeting of shareholders, provided that the approval of the General Meeting of Class A Shareholders shall be required in cases falling under Article 12.
2. Resolutions for the election of a director set forth in the previous Paragraph shall be approved by a majority of the voting rights of attending shareholders possessing one third or more of all voting rights of the shareholders of this company.
3. No approval of resolution for the election of a director shall be made by cumulative voting.

(Term of Office of Directors)
Article 29.
The term of office of directors shall expire at the end of the ordinary general meeting of shareholders regarding the final settlements period falling within 2 (two) years after their election, provided that the term of office of directors elected to fill vacancies or to increase the number of members shall be same as the remaining term of the other directors then in office.

(Representation and Execution of Business)
Article 30.

1. The director(s) to represent this company shall be decided by resolution of the board of directors.
2. This company shall have one president by resolution of the board of directors.
3. The president shall exercise general control over the business affairs of this company pursuant to the resolutions of the board of directors.

4 This company, by resolutions of the board of directors, may have one chairman of the board, as well as a small number each of vice presidents, senior managing directors and managing directors when there exists necessity in conducting the business affairs of this company.

(Board of Directors)
Article 31.

1 Except as otherwise provided for by laws and ordinances, the president shall convene meetings of the board of directors and shall serve as meeting chairman, provided that if circumstances prevent the president from doing so, another director shall do so in accordance with the order of priority previously set by resolution of the board of directors.
2 A director other than the president shall be able to request convocation of a meeting of the board of directors by presenting to the president a document containing the subject matter for the meeting.
3 Notice of convocation of a meeting of the board of directors shall be issued to each director and statutory auditor three (3) days prior to the date of the meeting. However, in case of urgent necessity, this period may be shortened.
4 A meeting of the board of directors may be convened without taking the procedures for the convening thereof upon approval by all directors and statutory auditors.
5 Resolutions of the board of directors shall be approved by the majority vote of attending directors representing a half or more of the total number of directors.

(Disposal, etc., of Important Assets of Subsidiaries of this company)
Article 32.

1 Approval of the board of directors and a General Meeting of Class A Shareholders of this company shall be required prior to the exercise of voting rights of this company in a resolution by a general meeting of shareholders of a Subsidiary (here and hereinafter in this Article, having the meaning defined in Article 11 (7)) of this company with respect to the Disposal, Etc. of Important Assets (here and hereinafter in this Article, having the meaning defined in Article 11 (8)) of a Subsidiary of this company.
2 Upon receipt of a notice of convening of a general meeting of shareholders from a Subsidiary of this company having on its agenda the Disposal, Etc. of Important Assets, the board of directors of this company shall, within one (1) week after the date of receipt thereof, adopt a resolution with respect to the exercise of voting rights at such general meeting of shareholders.
3 If the board of directors of this company approves the Disposal, etc. of Important Assets of a Subsidiary of this company pursuant to the previous Paragraph, it shall immediately issue a notice of the convening of a General Meeting of Class A Shareholders to the Class A Shareholders making the date of such meeting two (2) weeks later from the date of such approval.

(Minutes)
Article 33.
The summary and results of the proceedings of each meeting of the board of directors shall be set forth in writing or recorded in minutes bearing the inscribed signature and seal or electronic signature of the chairman, and of the directors and the statutory auditors attending the meeting.

(Remuneration and Retirement Allowance)
Article 34.
Remuneration and retirement allowance to directors shall be decided by resolution of the general meeting of shareholders.

(Counselors and Advisors)
Article 35.
This company may have a small number of counselors and advisors by resolution of the board of directors.

(Limitation of Liability for Directors)
Article 36.
This company may, within the limits of laws and ordinances, exempt directors (including a person who was a director in this company) from liability regarding acts prescribed in Item 5 of Paragraph 1 of Article 266 of the Commercial Code, by resolution of the board of directors pursuant to the provisions of Paragraph 12 of Article 266 of the Commercial Code.

Chapter 6. Statutory Auditors and The Board of Auditors

(Number of Statutory Auditors and Manner of Election)
Article 37.

1 This company shall have five (5) statutory auditors or less, who shall be elected by resolution of a general meeting of shareholders.
2 Resolutions for the election of statutory auditors as provided in the preceding Paragraph shall be approved by a majority of the voting rights of attending shareholders possessing one third or more of all voting rights of the shareholders of this company.

(Term of Office of Statutory Auditors)
Article 38.
The term of office of statutory auditors shall expire at the end of the ordinary general meeting of shareholders regarding the final settlements period falling within four (4) years after their election, provided that the term of office of a statutory auditor elected to fill vacancies shall be same as the remaining term of the retired statutory auditor.

(Full Time Statutory Auditor)

Article 39.
Full time statutory auditors shall be determined by the mutual vote of the statutory auditors.

(The Board of Auditors)
Article 40.

1. The board of auditors shall be convened by each statutory auditor.
2. Notice of convocation of a meeting of the board of auditors shall be issued to each statutory auditor three (3) days prior to the date of the meeting. However, in case of urgent necessity, this period may be shortened.
3. A meeting of the board of auditors may be convened without taking the procedures for the convening thereof upon approval by all statutory auditors.
4. Except as otherwise provided for by laws and ordinances, resolutions of the board of auditors shall be approved by the majority vote of statutory auditors.

(Minutes)
Article 41.
The summary and results of the proceedings of each meeting of the board of auditors shall be set forth in writing or recorded in minutes bearing the inscribed signature and seal or electronic signature of the statutory auditors attending the meeting.

(Remuneration and Retirement Allowance)
Article 42.
Remuneration and retirement allowance to statutory auditors shall be decided by resolution of the general meeting of shareholders.

(Limitation of Liability for Statutory Auditors)
Article 43.
This company may, within the limits of laws and ordinances, exempt statutory auditors (including a person who was a statutory auditor in this company) from liability, by resolution of the board of directors, pursuant to Paragraph 1 of Article 280 of the Commercial Code.

Chapter 7. Accounting

(Fiscal Year and accounting term)
Article 44.
The fiscal year of this company commences on April 1 of each year and ends on March 31 of the following year and account end shall be set on March 31 of each year.

(Payment of Dividends)
Article 45.
Dividends shall be paid to the shareholders or pledge right holders registered or recorded in the final shareholders' register, and the holders of fractional shares registered or recorded in the register of fractional shares as of March 31 of each year.

(Interim Dividends)
Article 46.
This company may make cash distribution (here and hereinafter, "interim dividends") to the shareholders or pledge right holders registered or recorded in the final shareholders' register, and the holders of fractional shares registered or recorded in the register of fractional shares as of September 30 of each year, pursuant to Article 293-5 of the Commercial Code.

(Period for Exemption from Obligation of Pay Dividends, Etc.)
Article 47.
If five (5) years have elapsed since the dividends or the interim dividends hereof are duly offered to a shareholder, registered pledge right holders, or holders of fractional shares, then the company shall be relieved from its obligation for payment thereof.

Supplementary Provisions

(Shares to be Issued at the Time of Establishment)
Article 1.

1. This company shall be established by stock transfer (here and hereinafter, "the stock transfer") pursuant to Article 364 of the Commercial Code
2. The total number of shares to be issued at the time of establishment is 2,360,660.95 shares, consisting of 2,360,659.95 common shares and 1 Class A share.
3. Notwithstanding the foregoing, if each of INPEX CORPORATION and Teikoku Oil Co., Ltd. cancels its own shares prior to the date of the stock transfer, the number of common shares to be issued will be reduced by the number of shares to be allotted in exchange for the such own shares of each company.

(Initial Term of Office of Directors and Statutory Auditors)
Article 2.
The initial term of office of directors and statutory auditors shall expire at the end of the ordinary general meeting of shareholders regarding the final settlements period falling within 1 (one) year after their election, notwithstanding the provisions of Article 29 and 38.

(Initial Fiscal Year)

Article 3.
The initial fiscal year of this company commences from the establishment date and ends on March 31, 2007, notwithstanding the provisions of Article 44.

FY2006 semiannual Non-consolidated Balance Sheet

(As of September 30, 2005)

(Amounts less than million yen are rounded off)

Accounts	Amounts	Accounts	Amounts
(Assets)		**(Liabilities)**	
Current assets	**97,447**	**Current liabilities**	**23,377**
Cash and deposits	21,248	Accounts payable-other	1,162
Accounts receivable-trade	13,550	Accrued expenses	531
Marketable Securities	21,883	Income taxes payable	16,179
Prepaid expenses	82	Deferred tax liabilities	15
Prepayments	5,698	Advance received	5,442
Short-term loans receivable	33,051	Deposits received	46
Accounts receivable-other	1,742		
Other	189	**Long-term liabilities**	**26,165**
		Long-term debt	11,321
Fixed assets	**355,817**	Accrued employees' retirement benefits	952
(Tangible fixed assets)	**9,498**		
Buildings	5,306	Accrued officers' retirement benefits	425
Structures	66		
Machinery and equipment	0	Long-term accounts payable	13,440
Vehicles and transportation equipment	23	Long-term deposits received	26
		Total liabilities	**49,543**
Tools and fixtures	100		
Land	4,001	**(Shareholders' equity)**	
		Common stock	**29,460**
(Intangible assets)	**79**		
Other	79	**Capital surplus**	**62,402**
		Additional paid-in capital	62,402
(Investments and other assets)	**346,239**		
Investment securities	159,956	**Retained earnings**	**312,149**
Investments in subsidiaries	168,351	Legal reserve	7,365
Investments in capital	194	Voluntary reserves	263,451
Long-term loans receivable	11,703	Reserve for dividends	1,500
Long-term prepaid expense	33	Reserve for foreign exchange fluctuations	1,000
Deferred tax assets	184		
Recoverable accounts under production sharing	87,445	Reserve for loss on overseas investments	1,233
Other	1,995	General reserve	259,718
Less allowance for doubtful accounts	(662)	Unappropriated retained earnings	41,332
Less allowance for investments in exploration	(82,963)	**Unrealized holding loss on securities**	**(289)**
		Treasury stock	**(0)**
		Total shareholders' equity	**403,722**
Total assets	**453,265**	**Total liabilities and shareholders' equity**	**453,265**

FY2006 semiannual Non-consolidated Statement of Income

(For the six months ended September 30, 2005)

(Amounts less than million yen are rounded off)

		Accounts	Amounts		
Ordinary income/loss	Operating income/loss	**Operational revenue**			
		Crude oil sales		18,966	
		Natural gas sales		101,266	120,232
		Operational expenses			
		Cost of crude oil sales	11,331		
		Cost of natural gas sales	31,379	42,711	
		Selling, general and administrative expenses		2,152	44,864
		Operating income			**75,368**
	Other income/loss	**Other income**			
		Interest income		626	
		Interest income on securities		179	
		Dividend income		1,815	
		Foreign exchange gains		1,207	
		Other		631	4,459
		Other expenses			
		Interest expense		196	
		Provision for allowance for investments in exploration		1,871	
		Other		82	2,150
	Ordinary income				**77,677**
Income before income taxes					**77,677**
Income taxes-current				42,831	
Income taxes-deferred				(83)	42,748
Net income					**34,929**
Retained earnings brought forward from previous year					6,403
Unappropriated retained earnings					**41,332**

1. Significant accounting policies

(1) Valuation method of securities

Investments in subsidiaries and affiliates	Securities of Investments in subsidiaries and affiliates are stated at cost determined by the moving average method.
Other securities	
With a determinable market value	Other securities with a determinable market value are stated at fair value based on the end of semiannual financial period with any changes in unrealized holding gain or loss, net of the applicable income taxes, primarily included directly in shareholders' equity. Cost of securities sold is determined by the moving average method.
Without a determinable market value	Other securities without a determinable market value are stated at cost determined by the moving average method.

(2) Depreciation method of fixed assets

Tangible fixed assets	Depreciation of tangible fixed assets is determined by the declining-balance method, except for the buildings (excluding facilities annexed) acquired on and after April 1, 1998, on which depreciation is computed by the straight-line method.
Intangible assets	Intangible assets are amortized by the straight-line method. Software for internal use is being amortized over a period of five years.

(3) Basis for allowances

Accrued employees' retirement benefits	Accrued employees' retirement benefits are provided at the amount calculated based on the retirement benefit obligation at end of the semiannual period.
Accrued officers' retirement benefits	Accrued officers' retirement benefits are stated at the amount which would be required to be paid if all officers voluntarily terminated their services as of the balance sheet date based on their respective internal rules. This allowance is allowances provided in Article 43 of Commercial Code Enforcement Regulations.
Allowance for doubtful receivable	The allowance for doubtful receivables is provided at an amount determined based on the historical experience of bad debt with respect to ordinary receivables, plus an estimate of uncollectible amounts determined by reference to specific doubtful receivables from customers which are experiencing financial difficulties.
Allowance for investments in exploration	The allowance for investments in exploration is provided for future potential losses on investments in exploration companies at an estimated amount based on the net assets of the investees.

(4) Consumption tax	Transactions subject to consumption tax are recorded at amounts exclusive of consumption tax.
(5) Recoverable accounts under production sharing	Investments made under a production sharing contract are recorded as "Recoverable accounts under production sharing." When the Company receives the crude oil and natural gas in accordance with the contract, an amount corresponding to the purchase costs of the products is released from this account.

2. Changes in Accounting Policies

Accounting Standard for Impairment of Fixed Assets	Effective the six months period ended September 30, 2005, the Company has adopted the "Accounting Standard for Impairment of Fixed Assets" ("Opinion Concerning the Establishment of Accounting Standard for Impairment of Fixed Assets" issued by the Business Accounting Deliberation Council on August 9, 2002) and the "Implementation Guideline on the Accounting Standard for Impairment of Fixed Assets" ("Business Accounting Standard Implementation Guideline No. 6 issued by the Accounting Standards Board on October 31, 2003"). This change had no effect for the six months period ended September 30, 2005.

3. Monetary claims and liabilities to subsidiaries

Short-term monetary assets	¥7,103 million
Long-term monetary assets	¥11,658 million
Short-term monetary liabilities	¥17 million
Long-term monetary liabilities	¥10 million

4. Accumulated depreciation of tangible fixed assets ¥3,214 million
5. Significant leasing assets not recognized on the balance sheet
   26 electric computers under lease contracts
6. Pledged assets
   Cash and deposits ¥8,610 million
7. Outstanding balance of guarantee liabilities ¥107,930 million
8. The amount specified by Clause 3, Article 124 of the Commercial Code Enforcement Regulations ¥235 million
9. Trading volume with subsidiaries
   Operational trading ¥6,968 million
   Non-operational trading ¥1,005 million
10. Interim net income per share ¥18,194.20

FY2005 Non-consolidated Balance Sheet

(As of March 31, 2005)

(Amounts less than million yen are rounded off)

Accounts	Amounts	Accounts	Amounts
(Assets)		**(Liabilities)**	
Current assets	**74,722**	**Current liabilities**	**22,467**
Cash and deposits	24,802	Accounts payable-other	4,706
Accounts receivable-trade	15,207	Accrued expenses	480
Marketable securities	18,391	Income taxes payable	12,608
Prepaid expenses	77	Advance received	4,587
Deferred tax assets	11	Deposits received	84
Prepayments	97		
Short-term loans receivable	15,694	**Long-term liabilities**	**18,288**
Accounts receivable-other	308	Long-term debt	10,741
Other	131	Accrued employees' retirement benefits	870
Fixed assets	**343,255**	Accrued officers' retirement benefits	409
(Tangible fixed assets)	**9,640**	Long-term accounts payable	
Buildings	5,436	Long-term deposits received	6,205
Structures	69		62
Machinery and equipment	0	**Total liabilities**	**40,755**
Vehicles and transportation equipment	27		
		(Shareholders' equity)	
Tools and fixtures	104	**Common stock**	**29,460**
Land	4,001		
		Capital surplus	**62,402**
(Intangible assets)	**35**	Additional paid-in capital	62,402
Other	35		
		Retained earnings	**284,996**
(Investments and other assets)	**333,579**	Legal reserve	7,365
Investment securities	144,669	Voluntary reserves	225,709
Investments in subsidiaries	164,621	Reserve for dividends	1,500
Investments in capital	194	Reserve for foreign exchange fluctuations	1,000
Long-term loans receivable	17,265		
Long-term prepaid expenses	36	Reserve for loss on overseas investments	491
Deferred tax assets	53		
Recoverable accounts under production sharing	81,918	General reserve	222,718
		Unappropriated retained earnings	51,921
Other	6,552		
Less allowance for doubtful accounts	(631)	**Unrealized holding gain on securities**	**363**
Less allowance for investments in exploration	(81,100)	**Treasury stock**	**(0)**
		Total shareholders' equity	**377,222**
Total assets	**417,978**	**Total liabilities and shareholders' equity**	**417,978**

FY2005 Non-consolidated Statement of Income

(For the year ended March 31, 2005)

(Amounts less than million yen are rounded off)

		Accounts	Amounts		
Ordinary income/loss	Operating income/loss	**Operational revenue**			
		Crude oil sales		36,129	
		Natural gas sales		166,599	202,729
		Operational expenses			
		Cost of crude oil sales	22,589		
		Cost of natural gas sales	61,390	83,980	
		Selling, general and administrative expenses		5,193	89,173
		Operating income			**113,556**
	Other income/loss	**Other income**			
		Interest income		390	
		Interest income on securities		256	
		Dividend income		4,755	
		Other		1,025	6,427
		Other expenses			
		Interest expense		205	
		Provision for allowance for investments in exploration		4,595	
		Foreign exchange loss		1,929	
		Other		669	7,399
	Ordinary income				**112,584**
Income before income taxes					**112,584**
Income taxes-current				61,666	
Income taxes-deferred				152	61,819
Net income					**50,765**
Retained earnings brought forward from previous year					1,156
Unappropriated retained earnings at end of year					**51,921**

1. Significant accounting policies

(1) Valuation method of securities

Investments in subsidiaries and affiliates	Securities of Investments in subsidiaries and affiliates are stated at cost determined by the moving average method.
Other securities	
With a determinable market value	Other securities with a determinable market value are stated at fair value based on the end of financial period with any changes in unrealized holding gain or loss, net of the applicable income taxes, primarily included directly in shareholders' equity. Cost of securities sold is determined by the moving average method.
Without a determinable market value	Other securities without a determinable market value are stated at cost determined by the moving average method.

(2) Depreciation method of fixed assets

Tangible fixed assets	Depreciation of tangible fixed assets is determined by the declining-balance method, except for the buildings (excluding facilities annexed) acquired on and after April 1, 1998, on which depreciation is computed by the straight-line method.
Intangible assets	Intangible assets are amortized by the straight-line method. Software for internal use is being amortized over a period of five years.

(3) Deferred assets	Deferred assets are charged to income as incurred.
(4) Basis for allowances	
Accrued employees' retirement benefits	Accrued employees' retirement benefits are provided at the amount calculated based on the retirement benefit obligation at end of the fiscal year.
Accrued officers' retirement benefits	Accrued officers' retirement benefits are stated at the amount which would be required to be paid if all officers voluntarily terminated their services as of the balance sheet date based on their respective internal rules. This allowance is allowances provided in Article 43 of Commercial Code Enforcement Regulations.
Allowance for doubtful receivable	The allowance for doubtful receivables is provided at an amount determined based on the historical experience of bad debt with respect to ordinary receivables, plus an estimate of uncollectible amounts determined by reference to specific doubtful receivables from customers which are experiencing financial difficulties.
Allowance for investments in exploration	The allowance for investments in exploration is provided for future potential losses on investments in exploration companies at an estimated amount based on the net assets of the investees.
(5) Consumption tax	Transactions subject to consumption tax are recorded at amounts exclusive of consumption tax .
(6) Recoverable accounts under production sharing	Investments made under a production sharing contract are recorded as "Recoverable accounts under production sharing." When the Company receives the crude oil and natural gas in accordance with the contract, an amount corresponding to the purchase costs of the products is released from this account.

2. Monetary claims and liabilities to subsidiaries	
Short-term monetary assets	¥2,042 million
Long-term monetary assets	¥17,217 million
Short-term monetary liabilities	¥19 million
Long-term monetary liabilities	¥46 million
3. Accumulated depreciation of tangible fixed assets	¥3,070 million
4. Significant leasing assets not recognized on the balance sheet	
25 electric computers under lease contracts	
5. Collateralized assets	
Term deposit	¥8,200 million
6. Outstanding balance of guarantee liabilities	¥101,014 million
7. The amount specified by Clause 3, Article 124 of the Commercial Code Enforcement Regulations	¥716 million

8. Trading volume with subsidiaries

Operational trading	¥15,863 million
Non-operational trading	¥1,762 million

9. Net income per share ¥26,717.47

[Teikoku Oil Co., Ltd.]

Non-consolidated Balance Sheets for the Third Quarter
(As of September 30, 2005)

(Millions of yen)

Assets		Liabilities	
Current assets	32,547	Current liabilities	21,703
Cash and bank deposits	9,065	Accounts payable-trade	2,863
Accounts receivable-trade	7,439	Current portion of long-term debt	3,812
Marketable securities	8,099	Accounts payable-other	12,855
Finished products	2,714	Income taxes payable	145
Consigned goods for petroleum refinery	168	Business tax payable	8
Work in process	378	Accrued expenses	1,763
Raw materials and supplies	876	Deposit received	48
Advance money	17	Other current liabilities	206
Accounts receivable-other	2,111	Long-term liabilities	50,293
Deferred tax assets	301	Long-term debt	21,357
Other current assets	1,374	Deferred tax liabilities	21,748
Fixed assets	216,355	Accrued employees' retirement benefits	6,149
Property, plant and equipment	109,753	Accrued officers' retirement benefits	653
Buildings	6,521	Accrued estimated cost of abandonment of wells	273
Structures	64,034	Other long-term liabilities	109
Wells	560	Total Liabilities	71,996
Machinery and equipment	8,703	Shareholders' Equity	
Vehicles and transportation equipment	4	Common stock	19,579
Tools, furniture and fixtures	130	Capital surplus	11,228
Land	7,712	Additional paid-in capital	11,222
Construction in progress	21,967	Other capital surplus	6
Wells in progress	117	Gain from disposal of treasury stock	6
Intangible assets	588	Retained earnings	109,963
Mining rights	0	Legal reserves	3,401
Rights of utilization	107	Voluntary reserves	75,981
Software	299	Reserve for exploration	6,633
Other intangible assets	181	Reserve for advanced depreciation of fixed assets	714
Investments and other assets	106,014	Special account reserve for advanced depreciation of fixed assets	38
Investments in securities	94,265	Reserve for special depreciation	2,223
Investments in stocks of subsidiaries	19,817	Reserve for losses on overseas investments	508
Long-term loans receivable	1,621	Reserve for exploration investments	6,163
Long-term prepaid expenses	7	General reserve	59,700
Other investments	1,873	Unappropriated retained earnings for the period	30,581
Less allowance for doubtful accounts	(3)	Net unrealized holding gains on securities	36,833
Less allowance for losses on overseas investments	(11,567)	Treasury stock	(698)
		Total Shareholders' Equity	176,906
Total Assets	248,903	Total Liabilities and Shareholders' Equity	248,903

Non-consolidated Statement of Income for the Third Quarter
(From January 1, 2005, to September 30, 2005)

(Millions of yen)

		Account title	Amount	
Ordinary Income and Expenses	Operating Income and Expenses	Operating revenues		
		Net sales		53,693
		Operating expenses		
		Cost of sales	32,985	
		Exploration expenses	2,592	
		Exploration expenses	2,646	
		Exploration subsidy	(54)	
		Selling, general and administrative expenses	11,172	46,749
		Operating income		6,943
	Non-operating Income and Expenses	Non-operating income		
		Interest income	101	
		Dividend income	5,595	
		Oil and gas royalties earned	534	
		Other non-operating income	303	6,535
		Non-operating expenses		
		Interest expense	255	
		Provision for allowance for losses on overseas investments	389	
		Provision for accrued estimated cost of abandonment of wells	21	
		Other non-operating expenses	101	768
	Ordinary income			12,711
Extraordinary Income and Losses		Extraordinary income		
		Gain on sales of fixed assets	102	102
		Extraordinary losses		
		Impairment loss on fixed assets	275	275
Income before income taxes				12,537
Income taxes-current			1,438	
Income taxes-deferred			(214)	1,223
Net income for the period				11,313
Unappropriated retained earnings brought forward				20,640
Interim dividend				1,372
Unappropriated retained earnings for the period				30,581

Notes to the Non-consolidated Balance Sheets and the Statement of Income for the Third Quarter

1. Significant Accounting Policies

(1) Valuation basis and method for securities

1) Investment in stocks of subsidiaries and affiliates	Stated at cost determined by the moving-average method.

2) Other securities

Other securities with a determinable market value are stated at fair value on the balance-sheets date with any changes in unrealized holding gain or loss, net of the applicable income taxes, included directly in shareholders' equity.

Other securities without a determinable market value are stated at cost.

Cost of securities sold is determined by the moving-average method.

(2) Valuation basis and method for inventories

1) Finished products	Stated at the lower of cost or market, cost being determined by the moving average method.
2) Consigned goods for petroleum refinery	Stated at cost determined by the moving-average method.
3) Raw materials and supplies	Stated at cost determined by the moving-average method.
4) Work in process	Stated at cost determined by the specific identification method.

(3) Depreciation method of fixed assets

1) Property, plant and equipment	The depreciation of property, plant and equipment is computed by the straight-line method. However, wells are depreciated to the residual value of substantially zero.
2) Intangible assets	The amortization of intangible assets is computed by the straight-line method. Computer software for internal use is amortized by the straight-line method over the estimated useful life (5 years).

(4) Deferred charges	Charged to income at actual disbursements.

(5) Accounting standards for reserves and allowances

1) Allowance for doubtful accounts	The allowance for doubtful accounts is provided for possible losses from bad debt at an amount estimated based on a loan-loss ratio for normal accounts, plus anticipated uncollectible amounts determined by reference to the collectibility of individual doubtful accounts.
2) Allowance for losses on overseas investments	The allowance for losses on overseas investments is provided for possible losses arising from investments in the development of natural resources at an amount determined by the Company with reference to the net worth of the investees and certain other factors.
3) Accrued employees' retirement benefits	The accrued employees' retirement benefits are provided at an amount considered to have accrued at the balance-sheets date, which is calculated based on the projected retirement benefit obligation and the fair value of the pension plan assets as of December 31, 2005, as adjusted for unrecognized actuarial gain or loss. Actuarial gain and loss are amortized in the year following the year in which the gain or loss is recognized by the straight-line method over a period of 10 years, which is shorter than the average remaining years of service of the employees.
4) Accrued officers' retirement benefits	The accrued offisers' retirement benefits are provided for possible payments at an amount that would be required to be paid in accordance with the Company's internal rules if all eligible directors and statutory auditors resigned their positions as of the balance-sheets date. This reserve is as stipulated in Article 43 of the Commercial Code Enforcement Regulations.

5) Accrued estimated cost of abandonment of wells	The accrued estimated cost of abandonment of wells is provided to cover the costs to be incurred upon the abandonment of wells at an estimated amount allocated over a scheduled period based on the Company's plan for the abandonment of such wells. This reserve is as stipulated in Article 43 of the Commercial Code Enforcement Regulations.
(6) Accounting for leases	Finance leases which are not deemed to transfer ownership of leased property to lessee are accounted for in the same manner as rental transactions.
(7) Accounting for hedging activities	
1) Hedge accounting	The preferential treatment is applied to interest rate swaps.
2) Hedging instruments and hedged items	
Hedging instruments:	Interest rate swaps
Hedged items:	Interest expense of borrowings
3) Hedging policy	The Company does not make speculative transactions under the policy of limiting its derivative transactions within the range of real demand.
4) Assessment of the effectiveness of hedging	The effectiveness assessment is omitted because interest rate swaps are qualified for preferential treatment.
(8) Accounting for consumption taxes	Transactions subject to the consumption tax and local consumption tax are recorded at amounts exclusive of the consumption taxes.

2. Change in accounting policy

Accounting standard on the impairment loss of fixed assets	Pursuant to the "Accounting Standard on the Impairment loss of Fixed Assets" ("Opinion Concerning the Establishment of Accounting Standard for the Impairment loss of Fixed Assets" issued by the Business Accounting Deliberation Council on August 9, 2002) and the "Implementation Guideline on the Accounting Standard for the Impairment loss of Fixed Assets" (Business Accounting Standard Implementation Guideline No. 6 issued by the Accounting Standards Board of Japan on October 31, 2003), which became applicable to the financial statements for the business year ended March 31, 2004, the Company has adopted the accounting standard and the implementation guideline, effective from the nine-month period ended September 30, 2005. As a result, income before income taxes for the third quarter under review decreased ¥275 million compared with the computation under the previous accounting method. The accumulated impairment loss was directly deducted from each of the relevant assets.

3. Monetary receivables due from and payables due to subsidiaries

Short-term monetary receivables due from subsidiaries	¥352 million
Long-term monetary receivables due from subsidiaries	¥394 million
Short-term monetary payables due to subsidiaries	¥4,920 million
Long-term monetary payables due to subsidiaries	¥9 million

4. Accumulated depreciation for property, plant and equipment ¥111,838 million

5. Balance of liabilities for guarantee ¥10,141 million

6. Assets pledged as collateral

Investments in securities	¥10,148 million
Property, plant and equipment	¥6,558 million

7. Net assets as stipulated in Article 124, Item 3, of the Commercial Code Enforcement Regulations	¥36,833 million
8. Sales to subsidiaries	¥905 million
9. Purchases from subsidiaries	¥1,399 million
10. Non-operating transactions with subsidiaries	¥27 million
11. Net income per share for the third quarter	¥37.09
12. Amounts less than one million yen are truncated.	

[Teikoku Oil Co., Ltd.]

Non-consolidated Balance Sheets for the Fiscal Year Ended December 31, 2004

(As of December 31, 2004)

(Millions of yen)

Assets		Liabilities	
Current assets	21,217	Current liabilities	22,278
Cash and bank deposits	6,191	Accounts payable-trade	2,188
Accounts receivable-trade	8,421	Short-term debt	380
Marketable securities	1,617	Current portion of long-term debt	3,245
Finished products	2,493	Accounts payable-other	12,542
Consigned goods for petroleum refinery	116	Income taxes payable	1,517
Work in process	264	Business tax payable	13
Raw materials and supplies	875	Accrued expenses	1,940
Advance money	10	Deposit received	242
Accounts receivable-other	594	Other current liabilities	206
Deferred tax assets	152	Long-term liabilities	33,312
Other current assets	480	Long-term debt	12,379
Fixed assets	186,666	Deferred tax liabilities	12,607
Property, plant and equipment	104,988	Accrued employees' retirement benefits	5,892
Buildings	6,733	Accrued officers' retirement benefits	928
Structures	67,939	Accrued estimated cost of abandonment of wells	326
Wells	1,153	Other long-term liabilities	1,177
Machinery and equipment	9,535	Total Liabilities	55,590
Vehicles and transportation equipment	7	Shareholders' Equity	
Tools, furniture and fixtures	130	Common stock	19,579
Land	7,768	Capital surplus	11,225
Construction in progress	11,713	Additional paid-in capital	11,222
Wells in progress	7	Other capital surplus	2
Intangible assets	567	Gain from disposal of treasury stock	2
Mining rights	3	Retained earnings	101,446
Rights of utilization	130	Legal reserves	3,401
Software	316	Voluntary reserves	76,100
Other intangible assets	117	Reserve for exploration	6,790
Investments and other assets	81,110	Reserve for advanced depreciation of fixed assets	578
Investments in securities	68,932	Special account reserve for advanced depreciation of fixed assets	130
Investment in stocks of subsidiaries	21,454	Reserve for special depreciation	2,476
Long-term loans receivable	1,162	Reserve for losses on overseas investments	508
Long-term prepaid expenses	13	Reserve for exploration investments	5,915
Other investments	1,897	General reserve	59,700
Less allowance for doubtful accounts	(3)	Unappropriated retained earnings	21,944
Less allowance for losses on overseas investments	(12,347)	Net unrealized holding gains on securities	20,521
		Treasury stock	(479)
		Total Shareholders' Equity	152,293
Total Assets	207,883	Total Liabilities and Shareholders' Equity	207,883

[Teikoku Oil Co., Ltd.]

Non-consolidated Statement of Income for the Fiscal Year Ended December 31, 2004

From January 1, 2004, to December 31, 2004

(Millions of yen)

Account title			Amount	
Ordinary Income and Expenses	Operating Income and Expenses	Operating revenues		
		Net sales		66,246
		Operating expenses		
		Cost of sales	41,145	
		Exploration expenses	3,485	
		Exploration expenses	3,615	
		Exploration subsidy	(129)	
		Selling, general and administrative expenses	14,729	59,360
		Operating income		6,885
	Non-operating Income and Expenses	Non-operating income		
		Interest income	126	
		Dividend income	2,706	
		Oil and gas royalties earned	584	
		Reversal of reserve for losses on overseas investments	371	
		Other non-operating income	408	4,197
		Non-operating expenses		
		Interest expense	319	
		Provision for accrued estimated cost of abandonment of wells	146	
		Other non-operating expenses	317	784
	Ordinary income			10,298
Extraordinary Income and Losses		Extraordinary income		
		Gain on sales of fixed assets	138	
		Reversal of allowance for doubtful accounts	8	147
Income before income taxes				10,446
Income taxes-current			1,970	
Income taxes-deferred			(526)	1,443
Net income				9,002
Unappropriated retained earnings brought forward				13,858
Interim dividend				915
Unappropriated retained earnings				21,944

Notes to the Non-consolidated Balance Sheets and the Statement of Income for the Fiscal Year Ended December 31, 2004

1. Significant Accounting Policies

(1) Valuation basis and method for securities

1) Investment in stocks of subsidiaries and affiliates	Stated at cost determined by the moving-average method.

2) Other securities

Other securities with a determinable market value are stated at fair value on the balance-sheets date with any changes in unrealized holding gain or loss, net of the applicable income taxes, included directly in shareholders' equity.

Other securities without a determinable market value are stated at cost.

Cost of securities sold is determined by the moving-average method.

(2) Valuation basis and method for inventories

1) Finished products	Stated at the lower of cost or market, cost being determined by the moving- average method.
2) Consigned goods for petroleum refinery	Stated at cost determined by the moving-average method.
3) Raw materials and supplies	Stated at cost determined by the moving-average method.
4) Work in process	Stated at cost determined by the specific identification method.

(3) Depreciation method of fixed assets

1) Property, plant and equipment	The depreciation of property, plant and equipment is computed by the straight-line method. However, wells are depreciated to the residual value of substantially zero.
2) Intangible assets	The amortization of intangible assets is computed by the straight-line method. Computer software for internal use is amortized by the straight-line method over the estimated useful life (5 years).

(4) Deferred charges	Charged to income at actual disbursements.

(5) Accounting standards for reserves and allowances

1) Allowance for doubtful accounts	The allowance for doubtful accounts is provided for possible losses from bad debt at an amount estimated based on a loan-loss ratio for normal receivables, plus anticipated uncollectible amounts determined by reference to the collectibility of individual doubtful accounts.
2) Allowance for losses on overseas investments	The allowance for losses on overseas investments is provided for possible losses arising from investments in the development of natural resources at an amount determined by the Company with reference to the net worth of the investees and certain other factors.
3) Accrued employees' retirement benefits	The accrued employees' retirement benefits are provided at an amount calculated based on the projected retirement benefit obligation and the fair value of the pension plan assets as of December 31, 2004, as adjusted for unrecognized actuarial gain or loss. Actuarial gain and loss are amortized in the year following the year in which the gain or loss is recognized by the straight-line method over a period of 10 years, which is shorter than the average remaining years of service of the employees.
4) Accrued officers' retirement benefits	The accrued officers' retirement benefits are provided for possible payments at an amount that would be required to be paid in accordance with the Company's internal rules if all eligible directors and statutory auditors resigned their positions as of the balance-sheets date. This reserve is as stipulated in Article 43 of the Commercial Code Enforcement Regulations.

5) Accrued estimated cost of abandonment of wells	The accrued estimated cost of abandonment of wells is provided to cover the costs to be incurred upon the abandonment of wells at an estimated amount allocated over a scheduled period based on the Company's plan for the abandonment of such wells. This reserve is as stipulated in Article 43 of the Commercial Code Enforcement Regulations.
(6) Accounting for leases	Finance leases which are not deemed to transfer ownership of leased property to lessee are accounted for in the same manner as rental transactions.
(7) Accounting for hedging activities	
1) Hedge accounting	The preferential treatment is applied to interest rate swaps.
2) Hedging instruments and hedged items	
Hedging instruments:	Interest rate swaps
Hedged items:	Interest expense of borrowings
3) Hedging policy	The Company does not make speculative transactions under the policy of limiting its derivative transactions within the range of real demand.
4) Assessment of the effectiveness of hedging	The effectiveness assessment is omitted because interest rate swaps are qualified for preferential treatment.
(8) Accounting for consumption taxes	Transactions subject to the consumption tax and local consumption tax are recorded at amounts exclusive of the consumption taxes.

2. Monetary receivables and payables with subsidiaries

Short-term monetary receivables due from subsidiaries	¥506 million
Long-term monetary receivables due from subsidiaries	¥539 million
Short-term monetary payables due to subsidiaries	¥6,211 million
Long-term monetary payables due to subsidiaries	¥9 million

3. Accumulated depreciation for property, plant and equipment	¥106,420 million
4. Advanced depreciation of property, plant and equipment during the year under review	¥13 million
5. Balance of liabilities for guarantee	¥9,192 million
6. Assets pledged as collateral	
Investments in securities	¥10,713 million
Property, plant and equipment	¥7,489 million
7. Net assets as stipulated in Article 124, Item 3, of the Commercial Code Enforcement Regulations	¥20,521 million
8. Sales to subsidiaries	¥865 million
9. Purchases from subsidiaries	¥1,737 million
10. Non-operating transactions with subsidiaries	¥10 million
11. Net income per share	¥29.33

12. Amounts less than one million yen are truncated.

ANNEX A Item 6.

Notice dated February 27, 2006,for handling of shares of INPEX due to stock transfer

February 27, 2006

Note: The following report is an English translation of the Japanese-language original.

To our shareholders:

INPEX CORPORATION
4-1-18 Ebisu, Shibuya-ku, Tokyo, Japan

Notice for handling of shares of INPEX due to stock transfer

INPEX CORPORATION resolved, at the extraordinary meeting of shareholders and the special class shareholders' meeting of INPEX held on January 31, (Tue.), 2006, to establish a joint-holding company, "Kokusai Sekiyu Kaihatsu Teiseki Holdings Kabushiki Kaisha" ("INPEX Holdings Inc." hereinafter) as the parent company of INPEX and Teikoku Oil Co., Ltd. Both companies will become wholly owned subsidiaries of the INPEX Holdings Inc. through stock transfer.

In that regard, 1 share of INPEX Holdings Inc.'s common shares will be allotted and delivered in exchange for 1 share of INPEX's common shares to shareholders (hereinafter, including beneficial shareholders) listed or recorded in the final shareholders' register (hereinafter, including the register of beneficial shareholders) of INPEX at the end of March 31, (Fri.), 2006.

With the stock transfer, the procedure of the submission of certificates of shares owned by shareholders will be carried out in accordance with the provision of the Commercial Code. However, the following shares are not subject to the procedure of the submission of certificates of shares.

(1) Certificates of shares deposited with Japan Securities Depository Center Inc. ("SDC")
(2) Shares for which non-issuance of stock certificates was applied.

This notice is to inform you about the handling of INPEX's shares and those of INPEX Holdings Inc. and is sent to shareholders who owned only either of the shares described in the above based on the shareholders' register of INPEX as of January 31, 2006.

However, if you possess any certificates of INPEX's shares due to withdrawal from SDC, you are cordially requested to submit all certificates of shares during the term of submission (from February 28, (Tue.), 2006 to March 31, (Fri.), 2006), since all certificates of shares of INPEX will become void at the date of stock transfer (April 3, (Mon.), 2006).

Very truly yours,
Naoki Kuroda,
President

Note: We would like to recommend you to contact your securities company for confirmation, if you are not sure whether your certificate of shares are deposited with the SDC or not.

ANNEX A Item 7.

Request for submission of certificate of shares of INPEX dated February 27, 2006

(Code No.1604)

February 27, 2006

Note: The following report is an English translation of the Japanese-language original.

To our shareholders:

INPEX CORPORATION
4-1-18 Ebisu, Shibuya-ku, Tokyo, Japan

Request for submission of certificate of shares of INPEX

At the extraordinary meeting of shareholders and the special class shareholders' meeting of INPEX held on January 31, (Tue.), 2006, INPEX CORPORATION resolved to establish a joint-holding company, "Kokusai Sekiyu Kaihatsu Teiseki Holdings Kabushiki Kaisha" ("INPEX Holdings Inc." hereinafter) with Teikoku Oil Co. Both INPEX and Teikoku Oil will be wholly owned subsidiaries of the INPEX Holdings Inc. through stock transfer.

With the stock transfer, 1 share of INPEX Holdings Inc.'s common shares will be allotted and delivered in exchange for 1 share of INPEX's common shares to shareholders (hereinafter, including beneficial shareholders) listed or recorded in the final shareholders' register (hereinafter, including the register of beneficial shareholders) of INPEX at the end of the term of submission of certificates of shares (March 31, (Fri.), 2006).

In line with this, certificates of shares of INPEX will become void on the date of stock transfer (April 3, (Mon.), 2006) in accordance with the provision of the Commercial Code. You are kindly requested to submit all certificates of shares of INPEX in the manners described below, if you possess any of them.

Very truly yours,

Naoki Kuroda,
President

Description

1. The term of submission of certificates of shares: From February 28, (Tue.), 2006 to March 31, (Fri.), 2006

2. Handling office of submission of certificates of shares
   Transfer agent and its handling office: Securities & Custody Business Department, Main Office, Mizuho Trust & Banking Co., Ltd.
   1-2-1 Yaesu, Chuo-ku, Tokyo, Japan

Inquiry:	Securities & Custody Business Department, Main Office, Mizuho Trust & Banking Co., Ltd. P.O. Box 63, Fukagawa Post Office, Koto-ku, Tokyo, Japan, 135-8741 Telephone (exclusive use for inquiry): 0120-76-1604 (toll-free service) Toll-free service: Period of service: From February 28, 2006 to March 31, 2006 Time of service: From 9:00 to 17:00, except Saturday, Sunday, and national holidays The call center of Mizuho Trust & Banking is also available (0120-288-324, toll-free).

Agencies: Each domestic branch of Mizuho Trust & Banking Co., Ltd. and the main office and each branch of Mizuho Investors Securities Co., Ltd.

Notice and warning

1. Fractional shares resulting from the stock transfer are entered or registered in the register of fractional shares of INPEX Holdings Inc. With respect to fractional shares of INPEX Holdings Inc., you may request a repurchasing of fractional shares you own or acquire further fractional shares.

2. If you submit your certificates of shares in the course of the procedure for the stock transfer, you can not sell shares till you receive certificates of shares of INPEX Holdings Inc. scheduled to be dispatched on May 26, (Fri.), 2006.
   In addition, if you deposit your certificates of shares of INPEX with Japan Securities Depository Center Inc.("SDC") by early March 2006, you can sell your deposited shares of INPEX as INPEX Holdings Inc. from April 3, (Mon.), 2006 when trading of INPEX Holdings Inc.'s shares starts on each stock exchange.

3. If you have already deposited certificates of shares of INPEX or applied for non-issue of certificates of shares, you need not submit certificates of shares.
   For the procedure to deposit certificate of shares with SDC or its details, please contact your securities company for details.

4. Before you submit certificates of shares of INPEX, you are cordially requested to read the "Notice for submission of certificates of shares of INPEX" enclosed.

1) October 3, 2005	Acquisition of the Area 042 Block 2 & 4 in the Bid Round 2 for an Exploration and Production Sharing Agreement, Great Socialist People's Libyan Arab Jamahiriya

3 October 2005

Acquisition of the Area 042 Block 2 & 4 in the Bid Round 2 for an Exploration and Production Sharing Agreement, Great Socialist People's Libyan Arab Jamahiriya

INPEX CORPORATION (INPEX) is pleased to announce that the consortium of INPEX and TOTAL has been the winning bidder for the Area 042 Block 2 & 4 on 2 October in the Bid Round 2 for an Exploration and Production Sharing Agreement in Great Socialist People's Libyan Arab Jamahiriya.

The block is located in the Cyrenaica basin, in the northeast part of the country and covers 3,419km^2.

INPEX has a 40% participating interest in the block and TOTAL is the operator (60%). INPEX and TOTAL will execute the Exploration Production Sharing Agreement of the block with National Oil Corporation in November.

Libyan Bid Round 2– INPEX's winning bid block

N35°
E10°
E15°
E20°
E25°
Mediterranean Sea
Tunisia
Capital : Tripoli
042-2&4
N30°
LIBYA※
Egypt
N25°
Algeria
0 200km
Niger
Chad
N20°
Sudan

※Formal Name: The Great Socialist People's Libyan Arab Jamahiriya



2) November 5, 2005 About Today's Press Reports

November 5, 2005

Note: The following report is an English translation of the Japanese-language original.

Company name: INPEX CORPORATION
(Code No.: 1604)
Representative: Naoki Kuroda, President
Contact person: Seiya Ito,
PR Unit General Manager
TEL +81-3-5448-1205

About Today's Press Reports

Today, some news media reported the consolidation of Teikoku Oil Co., Ltd. and INPEX. However, at this point in time, INPEX has decided nothing in particular yet in this context.

Recently, competition for acquiring energy resources has become more intense than ever. European and US major oil development companies, and Chinese and Indian oil development companies operating as their respective country's national flag company have been reinforcing global competitiveness to survive fierce competition by promoting aggressive expansion of business scale, the concentration of management resources into upstream assets and improvement in profitability through mergers and acquisitions.

INPEX has continued to make efforts to have a strong presence in the global competition for oil development by acquisition of assets of oil fields and consolidation with Japan Oil Development Co., Ltd. in response to the political request to play a core role in securing stable and efficient supply of key energies of petroleum and natural gas. However, in the context of intensifying global competition for acquiring energy resources with overseas major oil development companies, INPEX considers that improvements in the ability of acquiring promising overseas upstream assets and in technological capabilities to enable high performances in overseas oil development operations, as well as profitability and a more stable financial base is crucial to steadily secure more energy resources.

INPEX has considered the consolidation with Teikoku Oil Co., Ltd. would bring out significant synergy-effects due to mutually complementary relationship between both companies and has discussed it as one of the most important options to achieve our management goals mentioned above. INPEX is going to take up the conclusion of the Stock Transfer Agreement with Teikoku Oil Co., Ltd. for discussion at the extraordinary meeting of the board of directors of INPEX to be held today. If the item is resolved, INPEX will publicize it without delay.

3) November 5, 2005 — INPEX CORPORATION and Teikoku Oil Co., Ltd. to Sign a Stock Transfer Agreement on Establishment of a Joint-Holding Company

November 5, 2005

Name of the Company:	INPEX CORPORATION
Name of the Representative:	Naoki Kuroda, President
Code No.:	1604, The First Section of the Tokyo Stock Exchange
Contact:	Seiya Ito, PR Unit General Manager
Phone number:	03-5448-1205

Name of the Company:	Teikoku Oil Co., Ltd.
Name of the Representative:	Masatoshi Sugioka, President
Code No.:	1601, The First Section of the Tokyo Stock Exchange/Osaka Stock Exchange
Contact:	Shuhei Miyamoto, Senior General Manager, Corporate Management Department
Phone number:	03-3466-1233

INPEX CORPORATION and Teikoku Oil Co., Ltd. to Sign a Stock Transfer Agreement on Establishment of a Joint-Holding Company

INPEX CORPORATION (President Naoki Kuroda, hereinafter "INPEX") and Teikoku Oil Co., Ltd. (President Masatoshi Sugioka, hereinafter "Teikoku") have reached a final agreement on the integration of the two companies, and resolved at the meetings of respective Boards of Directors held today to sign a "Stock Transfer Agreement". The two companies will establish a joint-holding company, "Kokusai Sekiyu Kaihatsu Teiseki Holdings Kabushiki Kaisha" as of April 3, 2006, by transferring their respective stock to such holding company, subject to approval at extraordinary shareholders' meetings scheduled for January 31, 2006.

1. Background and purpose of integration

While the demand of oil and natural gas is growing rapidly due to economic growth led by the United States and China, historical restraint of development investment under the low oil price environment and the unstable situation in the Middle East have resulted in a continuous rise in oil and gas prices.

Competition for acquiring resources has become more intense than ever, as countries such as China and India are striving to secure upstream assets in the Middle East, Africa, Latin America and the Caspian Sea area, and major oil development companies are strengthening competitiveness through mergers and acquisitions. As both companies target enhanced corporate value through acquisitions of overseas upstream assets, the immediate establishment of an operational foundation with global competitiveness is crucial in order to ensure sustainable growth in such a competitive environment.

Based on this recognition, INPEX and Teikoku have decided to integrate the two companies in order to establish a firm position in the global market, by establishing a diversified asset portfolio, reinforcing a solid financial base, concentrating technological capabilities for resource development, and acquiring interests in promising projects.

2. Expected effects of the integration

(1) Well-balanced asset portfolio

- As there is no overlap between INPEX (operating mainly in Asia/Oceania, Middle East, and Caspian Sea) and Teikoku (with a domestic gas development base, operating overseas mainly in Central/South America and Africa), the upstream assets of each are highly complementary, and will bring expansion in operating areas and diversify country risk. In addition, the integration will lead to reduction in business risk by a diversified combination of projects with differing risk profiles, such as exploration, development, and service operations.
- Domestic assets such as producing gas fields and undeveloped licensed areas as well as the gas pipeline network are free from country risk and foreign exchange risk, establishing a stronger, regionally balanced portfolio and contributing to long-term stability to business operations.
- In addition to domestic and overseas upstream operations, we intend to lay the path for establishing an LNG supply chain by combining the 1,300 km domestic gas pipeline network and vertical operational development of refining, power generation, etc. with overseas gas assets.

(2) Strengthened presence as a global independent company

- We will be able to stabilize the operational foundation through the combination of domestic operations, which are free from country risk and foreign exchange risk, and the highly profitable overseas operations with high growth potential.
- The combined total oil and gas reserves of the two companies will be, proved reserves[1] of 1,805 million BOE (equivalent in oil, as of the end of March 2005), and probable reserves of 2,152 million BOE (as of the end of March 2005). Net production will be 372 thousand BOE per day.

  1: Proved reserves are based on the standard of the Securities and Exchange Commission (SEC) and probable reserves are based on the standard of the Society of Petroleum Engineers (SPE) and World Petroleum Congress (WPC). However, Teikoku's reserves include the proved and probable reserves of a project that is currently in the government approval process of the interests transfer.

- We will achieve a strengthened operational foundation based on existing projects and expanded overseas assets through increasing opportunities to access new projects leveraging the government resource diplomacy.

(3) Enhanced capability as an operator

- By consolidation of advanced, practical technical capabilities with ample experiences in managing domestic/overseas operator projects and by evaluating and acquiring promising overseas assets, we will greatly expand technical capabilities as an upstream company. As a result of integration, the new company will have 700 technical staffs. In addition, we will have an advantage of effectively utilizing such operator capabilities and know-how as well as the technical research center to support operating activities.
- By gathering human resources who have developed good business relationships with the major overseas oil companies and national oil companies in oil producing countries, and have gained experiences and negotiation capabilities through acquisition of promising assets and co-operation with overseas partners, we believe we will not only expand the opportunities of acquiring promising assets in the future, but also will be able to improve our capacity for operating projects.
- The expanded operator capabilities will be a stronger drive force to implement large projects such as Iran (Azadegan), Australia (Ichthys), and Indonesia (Abadi).

(4) Establishment of an efficient and flexible management system

— We believe that we will be able to make speedy and efficient realization of integration effects due to the combination of healthy financial positions, efficiency-oriented management policies, and corporate cultures of simplicity and fortitude that already exist commonly in the both companies. In addition, the companies plan to transit to an operational holding company through a merger of the joint-holding company, INPEX and Teikoku at the timing of the general shareholders' meeting of the second fiscal year of the joint-holding company after the stock transfer, which will further secure an efficient and proactive management structure.

3. Summary of the integration

(1) Stock transfer timetable

November 5, 2005	Respective Meeting of Board of Directors to approve the signing of the Stock Transfer Agreement
January 31, 2006 (expected)	Respective extraordinary shareholders' meeting to approve the stock transfer
March 28, 2006 (expected)	Delisting of INPEX and Teikoku shares
April 3, 2006 (expected)	Date of stock transfer/ joint-holding company establishment and listing of the joint-holding company
June, 2008 (expected)	Transition to an operational holding company by combining the joint-holding company, INPEX and Teikoku

Should unavoidable circumstances requiring a change in schedule arise, this timetable will be subject to change following consultation between the two companies.

The delivery date of the shares of the joint-holding company is scheduled for May 26, 2006. However, should unavoidable circumstances requiring a change in schedule arises as above, the delivery date will be subject to change following consultation between the two companies.

(2) Stock transfer ratio

	INPEX	Teikoku
Stock transfer ratio	1	0.00144

Note: INPEX employs the odd lot share method, and Teikoku employs the stock unit method at 1,000 shares per unit.

1) Share allocation to shareholders

Based on the above stock transfer ratio, 1 share of the joint-holding company's common shares will be allotted in exchange for 1 share of INPEX's common share, and 0.00144 share of the joint-holding company's common share will be allotted in exchange for 1 share of Teikoku's common share. In addition, 1 share of the joint-holding company's "special class share" will be allocated for 1 share of INPEX's special class share. The joint-holding company's special class share shall have equal rights with the special class share of INPEX provided for in its articles of incorporation.

2) Type and number of shares to be issued by the joint-holding company

With the stock transfer, the joint-holding company will issue 2,360,659.95 common shares and 1 special class share. However, if INPEX and Teikoku retire their own shares prior to the date of stock transfer, the number of common shares to be issued will be reduced by the number of the shares to be allotted in exchange for the shares retired by both INPEX and Teikoku. In addition, the joint-holding company will employ the odd lot share method.

3) Retirement of the treasury stocks

Both INPEX and Teikoku will retire all of their then existing treasury stock at an appropriate day pursuant to the Japanese Commercial Code prior to the date of stock transfer.

4) Calculation of the stock transfer ratio

INPEX retained J.P.Morgan Securities Asia Pte. Limited, and Teikoku retained Goldman Sachs (Japan) Ltd. as their financial advisors in relation to this transaction. The financial advisors analyzed the share price movements of the both companies, discounted cash flow (DCF) / net asset value (NAV) analysis and contribution analysis etc. in considering the stock transfer ratio. The stock transfer ratio was determined through discussion and negotiation by both companies taking into consideration the analysis and advice of their financial advisors and other various factors. In addition, 1 share of the joint-holding company's special class share having an equal right with the special class share of INPEX provided in its articles of incorporation was determined to be allotted for 1 share of INPEX's special class share, through discussion and negotiation by both companies.

(3) Stock transfer payments

Shareholders and registered pledges listed or recorded in the final shareholders' register of Teikoku on the day before the stock transfer date will receive a stock transfer payment of ¥3 for each common share in Teikoku within three months of the stock transfer date, in place of a dividend.

However, the amounts of stock transfer payments may be changed upon consultation between INPEX and Teikoku in light of the circumstances, including the condition of assets and liabilities of Teikoku, changes in general economic conditions and others.

(4) Dividend limits until the stock transfer date

1) INPEX will be able to pay dividends on profits up to ¥5,500 per common share and per special class share, or to a total of ¥10,559,081,000 to shareholders and registered pledgees listed or recorded in the final shareholders' register on March 31, 2006

2) Teikoku will be able to pay dividends on profits up to ¥4.50 per common share, or to a total of ¥1,372,504,000 to shareholders and registered pledgees listed or recorded in the final shareholders' register on December 31, 2005

(5) Application for the listing of the new company

INPEX and Teikoku plan to file applications to list the shares of the newly established joint-holding company on the first section of the Tokyo Stock Exchange.

4. Profile of the joint-holding company

(1) Company name
Kokusai Sekiyu Kaihatsu Teiseki Holdings Kabushiki Kaisha
(English name: INPEX Holdings Inc.)

(2) Business description
Kokusai Sekiyu Kaihatsu Teiseki Holdings Kabushiki Kaisha will be engaged in the management of the new corporate group and its subsidiaries.

(3) Company headquarters
4-1-18 Ebisu, Shibuya-ku, Tokyo, Japan (current INPEX headquarters)

(4) Board of Directors and Auditors(expected)

Representative Director and Chairman	Kunihiko Matsuo
Representative Director	Akira Isono
Representative Director	Masatoshi Sugioka
Representative Director and President	Naoki Kuroda

The other Directors and Auditors are expected to be decided prior to assembly of the extraordinary shareholders' meeting of both companies.

(5) Capital
¥30 billion

(6) Number of shares to be issued
2,360,659.95 common shares and 1 special class share. However, if both companies retire their own shares prior to the date of the stock transfer, the number of common shares to be issued will be reduced by the number of shares to be allotted in exchange for the shares by both companies.

(7) Fiscal year end
March 31

(8) Account Auditors
Ernst & Young ShinNihon will be the account auditors at the establishment of the joint-holding company.

(9) Estimated business results
Estimated business results are not concrete at this moment, and will be disclosed as they are confirmed.

(Reference) Company profiles at the time of the stock transfer

	INPEX CORPORATION		Teikoku Oil Co., Ltd.	
(1) Trading name	INPEX CORPORATION		Teikoku Oil Co., Ltd.	
(2) Main Business	Exploration, development, production, distribution of crude oil and natural gas and investment in such company		Exploration, development, production, distribution of crude oil and natural gas	
(3) Established	February 1966		September 1941	
(4) Headquarters	4-1-18 Ebisu, Shibuya-ku, Tokyo, Japan		1-31-10, Hatagaya, Shibuya-ku, Tokyo, Japan	
(5) Representative	Naoki Kuroda, President & Representive Director		Masatoshi Sugioka, President & Representive Director	
(6) Capital	29,460 million yen (As of March 31,2005)		19,579 million yen (As of December 31, 2004)	
(7) Shares outstanding	Common Stock: 1,919,832.75 shares Special Class Share: 1 share (As of March 31,2005)		306,130,000 shares (As of December 31, 2004)	
(8) Shareholders' equity	411,295 million yen (As of March 31,2005, consolidated basis)		165,936 million yen (As of December 31,2004, consolidated basis)	
(9) Total assets	779,227 million yen (As of March 31,2005, consolidated basis)		240,513 million yen (As of December 31,2004, consolidated basis)	
(10) Fiscal year end	March 31		December 31	
(11) Employees	387 (As of March 31,2005, consolidated basis)		1,331 (As of December 31,2004, consolidated basis)	
(12) Principal business partners	Major domestic utility/gas companies[1] Major domestic oil wholesale companies and refining companies, etc.		Tokyo Gas Co., Ltd. Idemitsu Kosan Co., Ltd. Japan Energy Corporation	
(13) Major shareholders and shareholding ratios	Minister of Economy, Trade and Industry[2]	36.06%	Nippon Oil Corporation	16.48%
	Japan Petroleum Exploration Co., Ltd.	12.93%	Japan Trustee Services Bank, Ltd.	10.93%
	Mitsubishi Corporation	9.88%	Japan Energy Corporation	5.11%
	Mitsui Oil Exploration Co.,Ltd.	9.21%	Sumitomo Mitsui Banking Corporation	4.89%
	The Master Trust Bank of Japan, Ltd. (Trust Account)	2.89%	The Master Trust Bank of Japan, Ltd.	4.22%
	(As of March 31, 2005)		(As of December 31, 2004)	
(14) Main banks	Japan Bank for International Cooperation, Mizuho Corporate Bank, Ltd. The Bank of Tokyo-Mitsubishi, Ltd.		Development Bank of Japan, Sumitomo Mitsui Banking Corporation, Mizuho Corporate Bank, Ltd., The Bank of Tokyo-Mitsubishi, Ltd., UFJ Bank, Ltd.	

(15) Relationships between the two companies	Capital	INPEX holds 49,000 common shares of Teikoku.
	Personnel	None
	Trading	None

1. Supplied as LNG through Pertamina to major domestic utility/gas companies.
2. Shares were held by Japan National Oil Corporation as of March 31, 2005. However, following the dissolution of Japan National Oil Corporation on April 1, 2005, all common shares held by Japan National Oil Corporation were transferred to the Minister of Economy, Trade and Industry effective from the date of Japan National Oil Corporation's dissolution.

Consolidated business results for the three most recent business years

	INPEX CORPORATION			Teikoku Co., Ltd.		
Fiscal year ending	March 2003	March 2004	March 2005	December 2002	December 2003	December 2004
Net sales (millions of yen)	201,533	218,831	478,586	73,630	78,498	84,032
Operating income (millions of yen)	97,270	93,876	268,662	7,296	8,739	13,533
Ordinary income (millions of yen)	70,050	94,773	258,631	10,744	11,158	16,523
Net income (millions of yen)	27,911	34,781	76,493	5,233	6,796	9,276
EPS (yen)	47,178.51	58,838.76	40,255.92[1]	17.11	22.09	30.22
Dividend per share (yen)	10,000	10,000	4,000[1]	6	6	7.5
Shareholders' equity per share (yen)	430,169.19	471,826.00	214,163.98[1]	444.90	512.18	543.62

1. INPEX split each share of its common stock into three shares on May 18, 2004.

- END -

Disclaimer

This press release includes forward-looking statements that reflect the plans and expectations of INPEX and Teikoku in relation to the integration described above and the benefits resulting from it. These forward-looking statements are based on the current assumptions and beliefs of INPEX and Teikoku in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors, and may be affected by such risks, uncertainties and other factors. Such risks, uncertainties and other factors include, without limitation, the following:

- Changes in the relationship between the post-integration INPEX/Teikoku group (the "Group") with the governments of the countries or regions in which it will conduct business
- Changes in the Japanese government's energy policy and the Group's role within it
- Changes in prices or demand for crude oil and natural gas the Group will produce
- The risks of increased costs to develop and apply exploration, development, production and related technologies, and the uncertainty of such technologies producing expected results

INPEX and Teikoku have no obligation to update publicly any forward-looking statements after the date of this press release.

Rule 802 Legend

"This business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer of the securities is located in a foreign country, and

some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the issuer may purchase securities otherwise than under this business combination, such as in open market or privately negotiated purchases."

4) November 7, 2005	Joint Presentation Business Integration Material

INPEX CORPORATION TEIKOKU OIL CO., LTD

Joint Presentation
Business Integration

November 7, 2005

INPEX TEIKOKU

DISCLAIMER

This presentation includes forward-looking statements that reflect the plans and expectations of INPEX CORPORATION (hereinafter 'INPEX') and TEIKOKU OIL CO., LTD. (hereinafter 'Teikoku') in relation to the integration described above and the benefits resulting from it. These forward-looking statements are based on the current assumptions and beliefs of INPEX and Teikoku in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors, and may be affected by such risks, uncertainties and other factors. Such risks, uncertainties and other factors include, without limitation, the following:

- Changes in the relationship between the post-integration INPEX/Teikoku group (the "Group") with the governments of the countries or regions in which it will conduct business
- Changes in the Japanese government's energy policy and the Group's role within it
- Changes in prices or demand for crude oil and natural gas the Group will produce
- The risks of increased costs to develop and apply exploration, development, production and related technologies, and the uncertainty of such technologies producing expected results

INPEX and Teikoku have no obligation to update publicly any forward-looking statements after the date of this presentation.


INPEX

TEIKOKU

Agenda

1. Overview of Business Integration
2. Benefits of Business Integration
3. Growth Strategy of the New Company


INPEX

TEIKOKU

1. Overview of Business Integration

INPEX TEIKOKU

Objectives of Business Integration

State-owned oil companies devoted to acquisition of natural resources	Large oil development companies repeating M&A activity

Intensifying competition in securing oil/natural gas resources

Strengthening financial base

Further enhancement of corporate strength

Combining technical capabilities for resource development

Enhancing acquisition capability of acquiring valuable interests, leveraging government resource diplomacy

Establishing strong positioning within the international competitive market

Sustainable growth of the company / stable supply of energy to Japan

INPEX 

Outline of the New Company (Holding Company)

Company Name	Kokusai Sekiyu Kaihatsu Teiseki Holdings K.K. English Name: INPEX Holdings Inc.
Location	4-1-18 Ebisu Shibuya-ku, Tokyo
Date of Incorporation	April 3, 2006 (Plan)
Integration Process	Establish a holding company through Share Transfer (To become an operating holding company through merger of INPEX, Teikoku and new joint holding company by the annual shareholders' meeting of the second fiscal year(2008/6))
Share Transfer Ratio	·1 Holding Company common share for 1 INPEX common share ·1 Holding Company special class share for 1 INPEX special class share · 0.00144 Holding Company common shares for 1 Teikoku common share
Listing Exchange	Tokyo Stock Exchange (1st Section)

 

Business Integration Process



Current
Phase 1 (2006/4)
Phase 2 (2008/6)
INPEX
Teikoku
Overseas Operations
Overseas Operations
Domestic Operations
Share Transfer
Holding Company
INPEX
Teikoku
Overseas Operations
Overseas Operations
Domestic Operations
Further reorganization to realize growth strategy
Merger
Operating Holding Company
INPEX
Teikoku
Overseas Operations
Domestic Operations
New Operations
Proved reserves*(BOE millions):
1,545
260 **
Probable reserves*(BOE millions):
2,025
126 **
Production Volume*(1,000 BOE/d):
330
42
Proved reserves*(BOE millions): 1,805
Probable reserves*(BOE millions): 2,152
Production Volume*(1,000 BOE/d): 372

Note : * Proved reserves and production volume are figures calculated in accordance with SEC regulations, and probable reserves are figures calculated in accordance with SPE / WPC standards (oil conversion). Includes owned proportion of equity-method affiliates. INPEX figures are based on DeGolyer & MacNaughton's deposit evaluation report. Teikoku figures are based on company evaluations prepared in accordance with the abovementioned standards, as of 12/31/2004. Holding Company figures are simple sums of Teikoku and INPEX's figures of FY 2004.

** Includes reserves currently in a governmental approval process for interests transfer.




Schedule

11/5/2005	Signing of Stock Transfer Agreement
1/31/2006 (Plan)	Extraordinary Shareholders' Meeting
3/28/2006 (Plan)	Delisting of both companies
4/3/2006 (Plan)	Establishment and listing of Holding Company
June 2008 (Plan)	To become an operating holding company




Members of the Board of Directors

Rep. Director & Chairman	**Kunihiko Matsuo (Chairman of INPEX)**
Rep. Director	**Akira Isono (Chairman of Teikoku)**
Rep. Director	**Masatoshi Sugioka (President of Teikoku)**
Rep. Director & President	**Naoki Kuroda (President of INPEX)**

Note: Other directors, auditors to be selected upon discussion prior to mailing of proxy statement for the Extraordinary Shareholders' Meeting




TEIKOKU

Functions of the New Company (Holding Company)


Shareholders' meeting
Board of Directors
Auditors
Chairman, President
Audit Division
Management Committee
General Administration Division
Corporate Strategy and Planning Division
Accounting Division
Technology / HSE Division

General Administration Division	Corporate Strategy and Planning Division	Accounting Division	Technology / HSE Division
General Admin	Strategy	Budget	Technology
HR	New Project Development	Finance	R&D
Administrative Secretary	IR／PR	Accounting	HSE




TEIKOKU

Pro Forma Financials
(Simple Sum)

(JPY in 100 millions)

FY 2004	INPEX	Teikoku	Simple Sum
Revenue	4,786	840	5,626
Operating Profit	2,687	135	2,822
Ordinary Profit	2,586	165	2,751
Net Income	765	93	858
Total Assets	7,792	2,405	10,197
Market Cap as of 11/4/2005*	15,704	3,579	19,284
Number of Employees	387	1,331	1,718

* Source: Bloomberg




TEIKOKU

2. Benefits of Business Integration

INPEX TEIKOKU

Benefits of Business Integration

Well-balanced Asset Portfolio	■ To establish well-balanced portfolio through combining promising, complementary overseas and domestic assets
Strengthened Presence as a Global Independent Company	■ To stabilize operational foundation through combining highly profitable overseas operations with high growth potential and stable domestic operations ■ To increase recoverable reserves and production volume ■ To expand overseas businesses operations
Enhanced Capability as an Operator	■ Consolidation of advanced, practical technical capabilities and consolidation of acquisition of promising assets and experience through operation with ample experience in managing domestic/overseas operator projects and evaluating/acquiring promising overseas assets

INPEX 

Well-balanced Asset Portfolio



Well-balanced Asset Portfolio
Presence as a Global Independent Company
Enhanced Capability as an Operator

Promising, highly complementary assets

- As there is no overlap between INPEX (operating mainly in Asia/Oceania, Middle East, Caspian Sea) and Teikoku (with a domestic gas development base, operating overseas mainly in Central/South America and Africa), the overseas assets of each are highly complementary, and will bring expansion in operating areas and diversify country risk
- Reduction in business risk by a diversified combination of projects with differing risk profiles, such as exploration, development, and service operations

Domestic business stabilizing long-term operational foundation

- Domestic assets such as producing gas fields and undeveloped licensed areas as well as the gas pipeline network are free from country risk and foreign exchange risk, contributing to stronger portfolio balance and long-term stability in business operation

Possible expansion in new business domain

- In addition to domestic and overseas upstream operations, we intend to lay the path for establishing an LNG supply chain by combining the 1,300 km domestic gas pipeline network and vertical operational development of refining, power generation, etc. with the overseas gas assets.




Well-balanced Asset Portfolio

Existing Interests in Major Assets



North Caspian Sea Block (Kashagan Oil Fields, etc.)
ACG Oil Fields
Azadegan Oil Fields
El Ouar VII
Minami-Nagaoka
Sakhalin 1
ADMA Block (Umm Shaif/Lower /Upper Zakum Oil Fields, etc.)
South Natuna Sea Block B
Offshore Mahakam Block/ Attaka Unit
Cuervito, Fronterizo Blocks
Berau Block (Tangguh unit)
East Guarico, Sanvi Guere Blocks
West Bakr Block
Ohanet Block
ABK Block
Masela Block (Abadi)
North West Java Block
Block 18*
Block 31*
Offshore North Campos Frade Block
WA-10-L Block (Grifin)
South East Sumatra Block
Offshore Congo Block
WA-285-P Block (Ichthys)
JPDA03-12 Block (Bayu Undan)
Albacora

INPEX: In Production / In Development / Undeveloped (Discovered)

Teikoku: In Production / In Development / Undeveloped (Discovered)

INPEX TEIKOKU

* In a governmental approval process for interests transfer

Well-balanced Asset Portfolio

Long-term Stability Brought by Domestic Business

Minami-Nagaoka Gas Field in close proximity to lucrative markets

- Abundant reserves with no country risk (R/P: approx. 30 years)
- Further increase in reserves due to the Massive Hydraulic Fracturing (MHF) technique
- 1,300 km pipeline network affording direct links to the markets with high growth potential in the Kanto-Koshinetsu (Yamanashi, Nagano, Niigata) Region

Perpetuate domestic business through introduction of overseas LNG

- Produce the best mix of domestically produced gas and overseas LNG to maximize the utilization value of domestic reserves
- Secure sources of gas to follow the Minami-Nagaoka Gas Field to perpetuate the domestic business
- Consider the possibility of business development by effectively combining the pipeline network and overseas gas assets



日本海 Sea of Japan
新潟ライン Niigata Line
Minami-Nagaoka Gas Field
Ample reserves to supply in the super long-run
太平洋 Pacific Ocean
Overseas LNG
Optimal use of domestic reserves to be potentially new source post-Minami-Nagaoka Gas Field

INPEX TEIKOKU

Well-balanced Asset Portfolio

Production Volume by Region


INPEX (FY 2004)
Total: 330,000 BOE/D
Caspian Sea Coast / Other 4%
Asia / Oceania 57%
Middle East 39%
Teikoku (FY 2004)
Total: 42,000 BOE/D
Africa 24%
Japan 43%
Central & South America 33%


New Company
Caspian Sea Coast / Other 3%
Africa 3%
Central & South America 4%
Japan 5%
Middle East 34%
Asia / Oceania 51%


Total: 372,000 BOE/D

Notes: * Production volume figures are in accordance with SEC regulatory standards including owned proportion of equity-method affiliates.
Figures for the New Company are a simple sum of INPEX and Teikoku of FY2004

INPEX TEIKOKU

Well-balanced Asset Portfolio

Production Volume by Products




INPEX (FY 2004)
Total: 330,000 BOE/D
Gas 42%
Oil 58%
Teikoku(FY2004)
Total: 42,000 BOE/D
Oil 36%
Gas 64%
New Company
Gas 44%
Oil 56%
Total: 372,000 BOE/D

Notes: * Production volume figures are in accordance with SEC regulatory standards including owned proportion of equity-method affiliates.
Figures for the New Company are a simple sum of INPEX and Teikoku of FY2004





Independent Company


Presence as a Global Independent Company
Enhanced Capability as an Operator

Stabilization of operational foundation

- Stabilization of operational foundation due to the combination of domestic operations, free from country risk and foreign exchange risk, and the highly profitable overseas operations with high growth potential

Expansion of scale of operations

- Proved reserves by SEC Standards (as of 3/31/2005): 1,805 million BOE
- Probable reserves by SPE/WPC Standards (as of 3/31/2005): 2,152 million BOE
- Net Production Volume (FY 2004): 372,000 BOE/D

Expansion of overseas business operations

- Strengthened operational foundation through existing projects and expanded overseas assets through increasing opportunities to access new projects leveraging the government resource diplomacy


INPEX

TEIKOKU

Strengthened Presence as a Global Independent Company
Expansion of Proved Reserves*


Well-balanced Asset Portfolio
Presence as a Global Independent Company
Enhanced Capability as an Operator

(FY2004)


Crude Oil / Condensate / LPG
Natural Gas
BOE in millions
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
4,124
2,532
2,368
2,229
2,147
1,937
1,805
1,754
1,545
1,242
1,218
1,139
1,046
968
917
280**
Statoil
Occidental
Anadarko
CNOOC
BG
Apache
New Company
Unocal
INPEX
Talisman
Kerr-McGee
Marathon
Amerada Hess
PTTEP
Woodside
Teikoku

Source: Most recent publicly available financials (as of FY 12/2004, except for PTTEP (FY 12/2003) and INPEX (FY 3/2005) respectively; figure for the New Company is a simple sum, assuming that integration of INPEX and Teikoku took place in FY 2004)

Note : * Proved reserves are figures calculated in accordance with SEC regulations. Includes owned proportion of equity-method affiliates. INPEX figures based on DeGolyer & MacNaughton's deposit evaluation report. Teikoku figures are based on company evaluations prepared in accordance with the abovementioned standards, as of 12/31/2004

** Includes reserves in a government approval process for interests transfer


INPEX

TEIKOKU



Strengthened Presence as a Global Independent Company

Increase in Proved reserves and Probable reserves*



□ Proved Reserves
□ Probable Reserves
(FY2004)
RP Ratio***
BOE in millions
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
260
**
1,545
126**
2,025
3,956
2,152
1,805
13.3Years
29.2Years
Teikoku
INPEX
Teikoku
INPEX
New Company

Note:
- * INPEX's probable reserves as of 3/31/2005 are figures calculated in accordance with SPE / WPC standards (including owned proportion of equity-method affiliates), based on DeGolyer & MacNaughton's deposit evaluation report. Teikoku figures are based on company evaluations prepared in accordance with the abovementioned standards, as of 12/31/2004
- ** Includes reserves currently in a governmental approval process for interests transfer
- *** RP (Reserve Production) Ratio = "Proved reserves" or "Proved + Probable reserves" as of end of FY2004/ Actual FY 2004 Production Volume




Strengthened Presence as a Global Independent Company
Increase in Production Volume*



Well-balanced Asset Portfolio
Presence as a Global Independent Company
Enhanced Capability as an Operator



(FY2004)
■Crude Oil / Condensate / LPG ■Natural Gas
1,000 BOE/d
Statoil 1,077
Occidental 567
New Company (FY2009) 563
Anadarko 524
BG 457
Apache 449
Unocal 425
CNOOC 381
New Company 372
Talisman 353
Amerada Hess 342
Marathon 332
INPEX 330
Kerr-McGee 313
Woodside 148
PTTEP 130
Teikoku 42

Source: Most recent publicly available financials for each company

Notes: * Company data as of FY 12/2004, except for INPEX (FY 3/2005) and PTTEP (FY 12/2003)

Figures for the New Company are simple sums, assuming that integration of INPEX and Teikoku took place in FY 2004 (Teikoku figures are FY 12/2004 figures)

Production volume figures are in accordance with SEC regulatory standards. Includes owned proportion of equity-method affiliates.




Enhanced Capability as an Operator

Well-balanced Asset Portfolio
Presence as a Global Independent Company
Enhanced Capability as an Operator

Consolidation of advanced, practical technical capabilities with ample experience in managing domestic/overseas operator projects and evaluating/acquiring promising overseas assets

- Combination of the abundant technological knowledge / experience acquired through cooperation with numerous oil majors and independent oil companies in the course of global operations, and the domestic and overseas operating experience as an operator, to greatly expand technical capabilities as an upstream company and capability of acquiring projects and management
- Effectively utilizing such operator capabilities and know-how as well as the technical research center to support operating activities
- Creation of a team of 700 technical staffs

Driving forward existing projects

- The expanded operator capabilities will be a stronger drive force to implement large projects such as Iran (Azadegan), Australia (Ichthys), and Indonesia (Abadi)

INPEX TEIKOKU

Enhanced Capability as an Operator

Expansion of Human Resources as a Genuine Upstream Company

Well-balanced Asset Portfolio
Presence as a Global Independent Company
Enhanced Capability as an Operator

INPEX

Engineers and external negotiation experts who have acquired abundant technological knowledge and experience in acquiring and operating promising assets through cooperation with numerous oil majors, leading independent oil companies and national oil companies of the oil producing country, in the course of the Company's global operations

<Mahakam, JODCO, ACG, etc.>

+

Teikoku

Abundant operating experience domestically and overseas (over 50 years domestically, over 10 years in Venezuela, etc.) as an operator, and many engineers with high technological know-how who have practiced such operations

<Minami-Nagaoka, Venezuela, Egypt, etc.>

Complementary / Synergy Effects

Development of new, large-scale oil/gas fields such as Azadegan, Ichthys, and Abadi
Strengthening driving force of implementation of new operator projects

- ☐ 700 technical staffs (Teikoku 510 / INPEX 190)
- ☐ Utilizing the HQ Engineering Division, Technology Research Center, etc. to support global operating activities

INPEX TEIKOKU

Other Expected Effects of Integration

- Speedy and precise realization of integration effects due to the combination of healthy financial positions, efficiency-oriented management policies, and corporate cultures of "simplicity and fortitude" that already exist commonly in the both companies
- Securing an efficient and proactive management structure through merger of INPEX, Teikoku and new joint holding company by the annual shareholders' meeting of the second fiscal year (2008/6)

INPEX TEIKOKU

3. Growth Strategy of the New Company




Growth Strategy of the New Company

Production Commencement Schedule for New Oil and Gas Projects



Australia /Timor Sea JPDA
Indonesia
Ichthys
Ravensworth
Vincent
Kuda Tasi Jahal
Abadi
Bayu-Undan
Sisi Nubi
Tangguh
Sadewa
Kerisi
Hiu
APN
Belanak
Caspian Sea/Other
Kashagan
Kairan
Aktote
Kalamkas
Kashagan Southwest
Gunashili (Deepwater)
El Ouar I/II
South America
Frade
Middle East
Azadegan
Apaika Nenke (Block 31*)
Azeri
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
Development Phase (Producing plan is settled)
Project under establishment of development plan
Gas
Oil/Condensate

* In a governmental approval process for interests transfer

INPEX TEIKOKU

Pro forma Volume Projections*



Caspian Coast / Other
Middle East
Japan
Asia / Oceania
(1,000 BOED)
600
550
500
450
400
350
300
250
200
150
100
50
0
FY 2004 - FY 2009 CAGR: 8.7%
372
10%
34%
5%
51%
563
32%
28%
5%
35%
FY2004
FY2005 (E)
Pro forma**
FY2006 (E)
FY2007 (E)
FY2008 (E)
FY2009 (E)

Notes: * Assuming oil prices of $39 in 2005, $33 in 2006, and $30 thereafter

** Production Volumes are simple sums, assuming that integration of INPEX and Teikoku took place in FY 2004

INPEX TEIKOKU

Exploration / Development Investment Plan



By Activity
(JPY in 100 millions)
Post-Integration
2,500
2,000
1,500
1,000
500
0
1,428
2,033
2,464
1,920
1,342
86
1,848
185
2,217
247
1,790
130
FY2004
FY2005(E)
FY2006(E)
FY2007(E)
Pro forma*
Exploration
Development
By Region
(JPY in 100 millions)
Post-Integration
2,500
2,000
1,500
1,000
500
0
1,428
2,033
2,464
1,920
445
85
231
667
627
273
244
890
775
448
248
993
631
444
145
699
FY2004
FY2005(E)
FY2006(E)
FY2007(E)
Pro forma*
Asia / Oceania
Japan
Middle East
Caspian Coast / Other

Note: * Simple sums, assuming that integration of INPEX and Teikoku took place in FY 2004

INPEX TEIKOKU

Acquisition of New Resources and Enhancement of Enterprise Value



Integration of INPEX and Teikoku
Asset Portfolio Balance
Strengthened Presence
Enhanced Capability as an Operator
Production equivalent to top independents
Overseas oil and gas assets
Domestic natural gas
Domestic gas pipeline network
Expanding reserves and production volume
Strengthened financial base
Consolidation of technical capabilities including human resources and know-how etc.
Enhancement of operating activities creating further growth
Continuous growth
Production: 563,000BOE/D
Acquisition of new resources in current operating areas as well as new region
Early commercialization of large projects such as Kashagan, Ichthys, Abadi, etc.
Indonesia
Australia
Caspian sea
Central/ South America
North Africa
New region
FY2009
FY2015-2020

INPEX TEIKOKU

Contact Information

INPEX

Corporate Strategy and Planning Unit / Public Affairs Unit

Director, General Manager Corporate Strategy and Planning / Public Affairs Unit
Seiya Ito

TEL: +81-3-5448-1238 (Corporate Strategy and Planning) / 1205 (Public Affairs Unit)

Teikoku

Corporate Management Department

Senior General Manager

Shuhei Miyamoto

TEL: +81-3-3466-1233


INPEX


TEIKOKU

INPEX CORPORATION TEIKOKU OIL CO., LTD

Joint Presentation Business Integration

Appendix

November 7, 2005




DISCLAIMER

This presentation includes forward-looking statements that reflect the plans and expectations of INPEX CORPORATION (hereinafter 'INPEX') and TEIKOKU OIL CO., LTD. (hereinafter 'Teikoku') in relation to the integration described above and the benefits resulting from it. These forward-looking statements are based on the current assumptions and beliefs of INPEX and Teikoku in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors, and may be affected by such risks, uncertainties and other factors. Such risks, uncertainties and other factors include, without limitation, the following:

- Changes in the relationship between the post-integration INPEX/Teikoku group (the "Group") with the governments of the countries or regions in which it will conduct business
- Changes in the Japanese government's energy policy and the Group's role within it
- Changes in prices or demand for crude oil and natural gas the Group will produce
- The risks of increased costs to develop and apply exploration, development, production and related technologies, and the uncertainty of such technologies producing expected results

INPEX and Teikoku have no obligation to update publicly any forward-looking statements after the date of this presentation.




INPEX
Project Summary





Mahakam INPEX


Bontang LNG/LPG Plant
East Kalimantan Block
Attaka Unit
Santan Terminal
Attaka Field
Badak Unit
Badak Field
Nilam Unit
Nilam Field
Tambora Field
Saliki Block
Tengah Block
Tunu Field
Peciko Field
Handil Field
Sisi-Nubi Unit
Sisi Field
Nubi Field
Senipah Terminal
Bekapai Field
Makassar Strait
Balikpapan
Offshore Mahakam Block

- INPEX's Working Interest: 50.0%
- Production*
  - Crude Oil: Approximately 64,000 bbl/d
  - Gas: Approximately 2.6 ft^3/d
- PSC: Until 2017
- Continue development activities to stabilize the supply of gas to Bontang LNG plant
  - Gradual development of Tunu / Peciko field
  - Additional development of Tambora field
  - Development of Sisi-Nubi Unit



South Natuna Sea Block 'B' INPEX Natuna, Ltd.



South Natuna Sea Block B

- INPEX's Working Interest: 35.0%
- Production*:
  - Crude Oil: Approximately 54,000 bbl/d
  - Gas: Approximately 360 million ft^3/d
- PSC: Until 2028
- Signed a gas sales contract for 22 years from 2001 with SembCorp (Singapore) and for 20 years from 2002 with Petronas (Malaysia)
- Belanak commenced production in 2004/12
- Planned to produce sequentially in Hiu (2006), Kerisi (2007)

Note: * Based on all blocks; average daily volume 4/2005 – 6/2005

INPEX 

Berau (Tangguh LNG Project) MI Berau B.V.



Papua Province
(Indonesia)
Wiriagar Block
Muturi Block
Berau Block

- MI Berau: JV with Mitsubishi Corporation
- MI Berau's Working Interest:
  - Berau: 22.9% (Tangguh Unit: 16.3%)
- PSC: Until 2035
- Development plan and extension of the PS contract were approved by Indonesian government
- LNG plant is scheduled to commence production in the last half of 2008
  - Scheduled to produce 7.6 million tons of LNG per year
  - Signed long-term LNG sales contract for Fujian
  - Signed LNG sales contract with POSCO and K-Power Company of Korea
  - Entered into LNG sales contract with Sempra Energy of the USA

INPEX TEIKOKU

Masela (Abadi) INPEX Masela, Ltd.



Masela Block
Indonesia
Australia
Timor Sea
JPDA
Timor Sea

- INPEX's Working Interest: 100.0%
- Operator: INPEX
- PSC:
  - 10 years exploration period (until 2008)
  - 30 years development/ production period (until 2028)
- Discovered gas in Abadi-1 exploration well in 2000
- Confirmed the extension of gas in the Abadi structure by 2 appraisal wells in 2002
- Plan to drill 4 appraisal wells in 2006

Bayu-Undan INPEX Sahul, Ltd.



East Timor
Timor Sea
JPDA03-01 Block
Timor Sea
JPDA
Bayu-Undan
Gas/Condensate Field
Underwater Gas Pipeline
JPDA03-12 Block
Darwin
Australia
0
50 km

- INPEX's Working Interest: 10.53%
- Production*:
  - Oil / Condensate: Approximately 39,000 bbl/d
  - LPG: Approximately 16,000 bbl/d
- PSC: Until 2022
- Carrying out phase 1 development for production of condensate and LPG
  - Production of condensate and LPG started in February and April 2004 respectively
- Phase 2 development is for LNG (starting in 2006)
  - Entered into LNG Sales Contract with TEPCO and Tokyo Gas (3 million tons per year for 17 years)

Note: * All field base in JPDA03-12 including Elang Kakatua. Average of March 2005

WA-285-P (Ichthys) INPEX Browse, Ltd.


PHILIPPINES
BRUNEI
MALAYSIA
INDONESIA
PAPUA NEW GUINEA
WA-285-P (Ichthys)
AUSTRALIA


Ichthys gas-condensate field
WA-285P
WA-285P

- INPEX's Working Interest: 100.0%
- Operator: INPEX
- Concession Contract:
  - — Exploration Period until September 2009
  - — Production Period for 21 years from the grant of the production license
- Discovered major gas-condensate field, named Ichthys structure, during the first drilling program of three exploration wells conducted from 2000 to 2001
- Confirmed continuous distribution of gas and condensate throughout the Ichthys structure by the second drilling program of three exploration wells conducted from 2003 to 2004
- Pursuing commencement of gas production targeting at early period from 2010

INPEX


TEIKOKU

ACG INPEX Southwest Caspian Sea, Ltd.


Caspian Sea
ACG Block
Azerbaijan
Baku
Gunashli Field
Chirag Field
Azeri Field

- INPEX's Working Interest: 10.0%
- Production*: Approximately 244,000 bbl/d
- PSC: Until 2024
- Carrying out an early stage oil production in the Chirag oil field and starting oil production in the Central Azeri area in February 2005 (Phase 1)
- BTC pipeline is scheduled to be completed in 2005
- Planning to increase production level to 1 million barrels per day in stages
  - — In Phase 2 (West and East Azeri development), production is scheduled to start in 2006
  - — In Phase 3 (deepwater portion of Gunashli / West Chirag) , production is scheduled to start in 2008

Note: * Based on all blocks; average daily volume 4/2005 – 6/2005


INPEX


TEIKOKU

Kashagan, etc. INPEX North Caspian Sea Ltd.

Offshore North Caspian Sea Block


Kashagan Structure
Kairan Structure
Caspian Sea
Kashagan
Southwest Structure
Aktote Structure
Kalamkas Structure
Turkey
India

- INPEX's Working Interest: 8.33%
- PSC: Until the end of 2021
- Discovered crude oil in the Kashagan in June 2000, then confirmed crude oil / gas in 7 additional exploratory wells by April 2004
- In addition to the Kashagan structure, existence of hydrocarbon was confirmed in the Kalamkas, Aktote, Kairan and Southwest Kashagan structures
- Kashagan development plan was approved by the Kazakhstan government in February 2004
  - — Scheduled to start production of 75,000 bbl/d in 2008, then increase the production level to 1.2 million bbl/d in phases by expanding the development area

INPEX



BTC(Baku-Tbilisi-Ceyhan) Pipeline Project INPEX BTC Pipeline, Ltd.


Black Sea
Tbilisi
Caspian Sea
BTC Pipeline
Baku
Ceyhan
CYPRUS
Mediterranean Sea

- INPEX's Working Interest: 2.5%
- Obtained stock of the operating company (BTC Co.) through INPEX BTC Pipeline, Ltd. in October 2002
- Participated to secure path for crude oil produced in Caspian Sea in future
- Signed project finance contract to raise capital for the construction of the pipeline in February 2004
  - — Currently in construction of the pipeline
  - — The pipeline is scheduled to start operation in December 2005

INPEX



ADMA Japan Oil Development Co., Ltd. (JODCO)



Production Oil Field
Underwater pipeline
ADMA Block
Umm Shaif Oil Field
Das Island
Satah Oil Field
Lower/Upper Zakum Oil Field
Zirku Island
Umm Al-Dalkh Oil Field
Abu Dhabi

- Umm Shaif / Lower Zakum
  - INPEX's Working Interest: 12.0%
- Upper Zakum / Umm Al-Dalkh / Satah
  - INPEX's Working Interest:
    Upper Zakum / Umm Al-Dalkh: 12.0%
    Satah: 40.0%
- Concession Contract: Until 2018
- Continuous development to keep the production level
  - Water injections to the main three oil fields (Umm Shaif, Upper / Lower Zakum) have started
  - Gas injection to Umm Shaif field has started

Azadegan



Tehran
Baghdad
Azadegan Oil Field
Iraq
Ahwaz
Kuwait
Iran
100km

- INPEX's Working Interest: 75.0%
- Target Production*: 150,000 bbl/d (Phase 1)
- Joined as the operator
- Service Contract (Buyback Contract)
- Two Phase Oil Field Development Project
  - In phase 1, planned to reach 150 thousand barrels per day in 2008-09
  - If we decide to move onto phase 2, planned to reach 260,000 bbl/d with additional 110,000 bbl/d in 2012-13

Note: * Based on all blocks; projections at current point in time

Project-Sakhalin I Sakhalin Oil and Gas Development Co.



0 5 10
Kilometers
Gas Field
Oil Field
Odopto Structure
Sakhalin Island
Val
Chaivo Structure
Arktun-Daginskoye Structure

- Sakhalin Oil and Gas Development Co. (SODECO): INPEX owns 4.3% of the total share (INPEX is in the process to purchase to maximum 33% of the SODECO's share from the Ministry of Economy, Trade and Industry which has inherited a 50% of the SODECO's shares from JNOC)
- SODECO's Working Interest
  - Sakhalin I: 30.0%
- Operator: ExxonMobil
- Partners: ONGC Videsh, Sakhalinmorneftegas-Shelf, RN-Astra
- PSC: In Dec. 2001, "Commercialized Declaration" of the project was authorized by Russian government and the project moved into development phase for twenty years
- Commenced production in 10/2005; full-scale production expected in 2006 (Phase 1)
- Performing marketing activity assuming natural gas supply to Japanese, Chinese, and other markets through international pipeline (Phase 2)

Teikoku Oil

Project Summary

Minami-Nagaoka gas field and other domestic assets



Sea of Japan
Domestic gas
Pacific Ocean
LNG 2010~

- Production volume* :
  - LNG: approx. 2.4 million m³/day
  - Crude oil: approx. 3,000 bbl/d
- Minami-Nagaoka Gas Field (production commencement in 1984)
  - Promotion of development in the northern field by MHF technique
  - Reinforcement of the plant treatment capability in 2006 (3.2 million m³/day→4.7 million m³/day)
- Completion of pipeline network construction (1,300km) targeted to expand gas sales to Kanto-Koshinetsu region
  - Extension of Iruma Line (25km: construction completed in July 2005)
  - Shizuoka Line (83km: completion of construction in 2006)
  - Minamifuji Line (31km: completion of construction in 2006)
  - Extension of New Tokyo Line (50km: completion of construction in 2007)
- Electrical power generation plant under construction as new venture (commencement of operation in 2006)

* sum of domestic crude oil and gas fields (FY2004); average daily volume (FY2004)

INPEX  TEIKOKU

Venezuela



Teikoku oil (Venezuela)
East Guarico / Sanvi Guere Block
Teikoku Oil SCT Exploration B.V.
San Carlos / Tinaco Block*

East Guarico / Sanvi Guere Block

- Rehabilitation of oil / gas fields and exploration and development
- Operating Service Agreement **
  - East Guarico: 1992-2012
  - Sanvi Guere: 1993-2013
- Teikoku's Interest: 100% (Operator Project)
- Production volume***
  - Crude oil (including condensate): Approx. 3,600bbl/d
  - Gas: Approx. 71 million ft³/d

San Carlos / Tinaco Block

- Exploration phase
- Teikoku's interest: 50% (Operator : Petrobras)

* In a government approval process of interests transfer
** In a negotiation process of change in terms
*** Based on all blocks; average daily volume 4/2005 – 6/2005

 

Ecuador



Esmeraldas
Block18
Pipeline(OCP)
Quito
Pipeline(SOTE)
Ecuador
Block31
Teikoku Oil Ecuador
Block18/Block31*
100km



Block 18

- Concession Contract(2002-2022)
- Teikoku's interest: 40% (Operator: Petrobras)
- Continuing development work for increase in production volume
- Production volume** : Approx 26,300bbl/d

Block 31

- Concession Contract(2004-2024)
- Teikoku's interest: 40% (Operator: Petrobras)
- Development phase

* In a government approval process of interests transfer

** Based on all blocks; average daily volume 4/2005 – 6/2005





Egypt



Cairo
River Nile
Cairo
The Egyptian Petroleum
Development Co., Ltd. (EPEDECO)*
West Bakr Block
Teikoku Oil Suez SOB
South October Block
Teikoku Oil Nile NQR
North Qarun Block
Teikoku Oil Suez SEJ
South East July Block
30km

* Teikoku's share 45.68%

** Based on all blocks; average daily volume 4/2005 – 6/2005

West Bakr Block

- PSC: Signed block extension agreement (8/2005)
  - — 2010 → 2020+5years option
- EPEDECO's interest: 100%(Operator)
- Production commencement : 1980
- Production volume**: Approx 5,000bbl/d

South East July Block

- Exploration phase (PSC effective in 6/2003)
- Teikoku's interest: 30% (Operator: Devon)
- Planning to start trial drilling 2nd exploratory well in 11/2005

South October Block

- Exploration phase (PSC effective in 8/2005)
- Teikoku's interest: 35%(Operator: Devon)
- Obligatory works (3years): 3D seismic (270 km2), 2 exploratory wells

North Qarun Block

- Exploration phase (PSC effective in 8/2005)
- Teikoku's interest: 25%(Operator: Devon)
- Obligatory works (3.5years): 2D seismic (550km), 2 exploratory wells

INPEX



Algeria


Algeria
El Ouar
HASSI MESSAOUD
EL BORMA
Japan Ohanet Oil & Gas (JOOG)*
Ohanet Block
Teikoku Oil (Algeria)
El Ouar Block
El Ouar
Libya
Algeria
Ohanet
TIN FOUYE
- TABANKORT (TFT)
100km



Ohanet

- Gas field development phase
- Risk Service Contract(2000-2011)
- JOOG's interest: 30%(Operator: BHPB)
- Produciton commencement: 10/2003
- Production volume**
  - — Dry Gas: Approx. 571million ft^3/d
  - — Condensate: Approx. 28,700bbl/d
  - — LPG: Approx.2,300ton/d

El Ouar Block

- Concession Contract
- Conducting feasibility study on discovered gas/condensate fields including joint development with its surrounding blocks
- Teikoku's interest: 15.43%(Operator: ENI)

* Teikoku Share 15%

** Based on all blocks; average daily volume 4/2005 – 6/2005

INPEX TEIKOKU

Congo


Teikoku Oil
(D. R. Congo) Co., Ltd.
Teikoku Oil (D.R. Congo)
Offshore Congo Block
CABINDA
D. R. CONGO
JV Concession
Congo River
ANGOLA

Offshore Congo Block

- Concession Contract (1969-2023)
- Teikoku's interest: 32.28% (Operator: Perenco)
- Production Commencement: 1975
- Production volume*: Approx. 16,200bbl/d

* Based on all blocks; average daily volume 4/2005 – 6/2005

INPEX TEIKOKU

Malaysia


Nippon Oil Exploration (Sarawak)*
SK8 Block
Nippon Oil Exploration
(Malaysia)* SK10 Block
SK 8
SK 10
BARAM DELTA
CENTRAL
LUCONIA
BALINGIAN
MIRI
MLNG
BCOT
BINTULU
SARAWAK

SK10 Block

- PSC
- Nippon Oil Exploration's interest: 75%(Operator)
- Production Commencement: 11/2003 (20years production period)
- Production volume* *
  - — Gas: Approx. 264 million cubic ft^3/d
  - — Condensate: Approx. 17,100bbl/d

SK8 Block

- PSC
- Nippon Oil Exploration's interest: 37.5%(Operaator: Shell)
- Production Commencement (20years production period)
  - — Serai: 6/2004/Jintan: 8/2004
- Production volume* *
  - — Gas: Approx. 727 million ft^3/d
  - — Condensate: Approx. 19,200bbl/d

* Teikoku's Share 15%

* * Based on all blocks; average daily volume 4/2005 – 6/2005

INPEX


TEIKOKU

Mexico


Teikoku Oil de Burgos*
Cuervito & Fronterizo Blocks
Cuervito
Fronterizo

Cuervito & Fronterizo Blocks

- Gas development phase
- Multiple Service Contract (Effective in 1/2004)
- Teikoku Oil de Burgos's interest: 40% (Operator: Petrobras)
- Production volume* * : Approx. 31 million ft^3/d

* Teikoku's Share 75%

* * Based on all blocks; average daily volume 4/2005 – 6/2005

INPEX

TEIKOKU

Additional Information



Special Class Share held by METI

- Objective of Issuance: The new holding company will issue one "Special Class Share" to the Minister of Economy, Trade and Industry of Japan on the date of creation. The special class share of the new holding company, a 100% parent of INPEX, will have veto rights described below, as equivalent as the ones INPEX's special class share currently has. INPEX's special class share was issued in consideration that INPEX was expected to play a key role in securing in a cost-effective manner stable supplies of crude oil and natural gas for Japan, based on a report submitted by the Total Resource Energy Survey Committee in March 2003. It was devised as a transparent and minimal but effective measure that has no adverse effects on the efficiency or flexibility of business operations, in order to eliminate possibilities of foreign management control following the November 2004 listing of INPEX shares on the Tokyo Stock Exchange
- Shareholder: Minister of economy, trade and industry
- Scope of Veto Rights of Special Class Share:
  - Appointment and removal of directors: in the event that a party or a group of parties other than the government or public sector entities gain possession of common shares accounting for over 20% of the voting rights of the newly integrated company
  - Disposal, etc. of significant assets: in the event of disposal of significant assets of the newly integrated company or its subsidiaries (assets worth over 20% of total assets or 20% of revenues of the new company)
  - Changes in the articles of incorporation: For issues relating to the objectives of the newly integrated company or assignment of voting rights to shares other than common shares of the new company
  - Merger/share exchange/share transfer: Except if the New Company is the surviving entity (100% parent), or if classified stock of equivalent nature is issued from the new holding company that results from a share transfer. However, veto rights arise in the event that a party or a group of parties other than public sector entities gain possession of common shares accounting for over 20% of the voting rights of the newly integrated company.
  - Capital reduction (Paid-in capital decrease) and company dissolution
- Guidelines for Exercising Veto Rights: Guidelines set forth and announced by METI regarding the exercise of veto rights in INPEX's class share dictates that such rights be exercised only to the extent that they allow for the efficient, stable supply of energy to Japan. The same guidelines are expected to be established for classified share of the new company.





5) November 15, 2005	Correction of the Consolidated Financial Results for the Six Months ended September 30, 2004



FY2006 Semiannual Consolidated Financial Results

November 15, 2005

Note: The following report is an English translation of an excerpt from the Japanese-language original. Full translation will be available soon.

Company name	INPEX CORPORATION	Stock Exchange on which the Company is listed	Tokyo Stock Exchange
Code number	1604	Location of the head office	Tokyo

(URL http://www.inpex.co.jp/)

Representative	Naoki Kuroda, President
Contact person	Seiya Ito, Director & General Manager, Corporate Strategy & Planning Unit. TEL+81-3-5448-1238
Date of the meeting of the Board of Directors for the FY2006 semiannual financial results	November 15, 2005
Prepared in accordance with accounting principles generally accepted in the United States of America	No

1. Results of FY2006 Semiannual (April 1, 2005–September 30, 2005)

(1) Consolidated operating results

Note: Amounts less than one million yen are rounded off.

	Net sales		Operating income		Ordinary income	
	Million yen	%	Million yen	%	Million yen	%
FY2006 semiannual	310,641	45.2	186,551	60.1	180,586	63.7
FY2005 semiannual	213,939	94.2	116,546	138.4	110,316	152.2
FY2005	478,586		268,662		258,631	

	Net income		Net income per share—basic	Net income per share—diluted
	Million yen	%	Yen	Yen
FY2006 semiannual	51,659	56.5	26,908.15	—
FY2005 semiannual	33,017	84.5	17,596.54	—
FY2005	76,493		40,255.92	—

(Notes)
1. Equity in earnings (loss) of affiliates: FY2006 semiannual, ¥1,031 million; FY2005 semiannual, (¥479 million); FY2005, (¥1,583 million)
2. Average number of shares issued and outstanding in each period (consolidated): FY2006 semiannual, 1,919,832 shares; FY2005 semiannual, 1,876,337 shares; FY2005, 1,896,412 shares
3. Change in accounting policy: No
4. The percentage expressions for net sales, operating income, ordinary income and net income represent the change from the corresponding period of the preceding year.

(2) Consolidated financial position

Note: Amounts less than one million yen are rounded off.

	Total assets	Shareholders' equity	Ratio of shareholders' equity	Net assets per share
	Million yen	Million yen	%	Yen
FY2006 semiannual	886,195	455,630	51.4	237,328.15
FY2005 semiannual	718,155	367,508	51.2	191,427.36
FY2005	779,227	411,295	52.8	214,163.98

Note: Number of shares issued and outstanding at the end of each period (consolidated): FY2006 semiannual, 1,919,832 shares; FY2005 semiannual, 1,919,832shares; FY2005, 1,919,832 shares

(3) Consolidated cash flows

Note: Amounts less than one million yen are rounded off.

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at end of the period
	Million yen	Million yen	Million yen	Million yen
FY2006 semiannual	101,463	(123,948)	422	109,878
FY2005 semiannual	63,516	(56,543)	4,944	121,182
FY2005	131,206	(119,956)	9,791	128,375

(4) Scope of consolidation and equity method

Number of consolidated subsidiaries — 25 companies

Number of unconsolidated subsidiaries accounted for by the equity method — None

Number of affiliated companies accounted for by the equity method — 11 companies

(5) Changes in scope of consolidation and equity method

	Increase	Decrease
Consolidated subsidiaries	None	1 company
Affiliated companies accounted for by the equity method	None	None

2. Estimated Consolidated Operating Results for FY2006 (April 1, 2005–March 31, 2006)

	Net sales	Ordinary income	Net income
	Million yen	Million yen	Million yen
FY2006 (full-year)	556,000	318,000	93,000

Reference: The forecast of ¥48,441.73 of net income per share for FY2006 is calculated based on the expected number of shares issued and outstanding of 1,919,832 at March 31, 2006.

* The aforementioned forecasts are based on currently available information and contain many uncertainties. Actual results may differ from the above forecasts due to changes in business conditions.

Average number of shares during the fiscal year and semiannual (after deducting the number of treasury stocks)

	FY2005 semiannual	FY2006 semiannual	FY2005
Common stock	1,876,337 shares	1,919,831 shares	1,896,412 shares
Common stock equivalent share; Special class share	– shares	1 share	0 shares

Number of shares issued and outstanding at the end of fiscal year and semiannual (after deducting the number of treasury stocks)

	FY2005 semiannual	FY2006 semiannual	FY2005
Common stock	1,919,832 shares	1,919,831 shares	1,919,831 shares
Common stock equivalent share; Special class share	– shares	1 share	1 share

Note: Since shareholder of the special class share is entitled to the same rights as that for shareholders of common stock regarding dividends and the distribution of residual property, the special class share is classified as common stock equivalent share.

November 15, 2005

Note: The following report is an English translation of the Japanese-language original.

Company name: INPEX CORPORATION
(Code No.: 1604)
Representative: Naoki Kuroda, President
Contact person: Seiya Ito,
PR Unit General Manager
TEL +81-3-5448-1205

Correction of the Consolidated Financial Results for the Six Months ended September 30, 2004

INPEX CORPORATION (INPEX) has corrected its descriptions in the Consolidated Financial Results for the Six Months ended September 30, 2004 previously announced on November 17, 2004.

Corrigendum: Data in descriptions under (1) Actual production of V. Actual production, orders received and actual sales (Page 39) (Data corrected are underlined.)

<Original data>

Business segment	Category	For the six months ended September 30, 2004
Crude oil and natural gas	Crude oil	Millions of barrels 34.0
	Natural gas	BCF 160.5
	Total	Millions of BOE 60.8

<Data corrected>

Business segment	Category	For the six months ended September 30, 2004
Crude oil and natural gas	Crude oil	Millions of barrels 34.0
	Natural gas	BCF 147.8
	Total	Millions of BOE 58.7

6) November 15, 2005 — Consolidated Financial Results for the Six Months ended September 30, 2005



FY2006 Semiannual Non-Consolidated Financial Results

November 15, 2005

Note: The following report is an English translation of an excerpt from the Japanese-language original. Full translation will be available soon.

Company name	INPEX CORPORATION	Stock Exchange on which the Company is listed	Tokyo Stock Exchange
Code number	1604	Location of the head office	Tokyo

(URL http://www.inpex.co.jp/)

Representative	Naoki Kuroda, President
Contact person	Seiya Ito, Director & General Manager, Corporate Strategy &Planning Unit. TEL +81-3-5448-1238

Date of the meeting of the Board of Directors for the FY2006 semiannual financial results	November 15, 2005	Paying interim dividend	Yes
Starting date for the interim dividend payment	—	Shares constituting one unit	No

1. Results for FY2006 Semiannual (April 1, 2005–September 30, 2005)

(1) Operating results

Note: Amounts less than million yen are rounded off.

	Net sales		Operating income		Ordinary income	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
FY2006 semiannual	120,232	26.3	75,368	50.5	77,677	53.3
FY2005 semiannual	95,222	13.2	50,095	6.4	50,666	29.9
FY2005	202,729		113,556		112,584	

	Net income		Net income per share
	Millions of yen	%	Yen
FY2006 semiannual	34,929	60.7	18,194.20
FY2005 semiannual	21,741	43.2	11,587.35
FY2005	50,765		26,717.47

Notes: 1. Average number of shares issued and outstanding in each period: FY2006 semiannual, 1,919,832 shares; FY2005 semiannual, 1,876,337 shares; FY2005, 1,896,412 shares.

2. Change in accounting policy: No.

3. The percentage expressions for net sales, operating income, ordinary income and net income represent the change from the corresponding period of the preceding year.

(2) Cash dividends

	Interim cash dividends per share	Annual cash dividends per share
	Yen	Yen
FY2006 semiannual	0.00	—
FY2005 semiannual	0.00	—
FY2005	—	4,000.00

(3) Financial position

Note: Amounts less than million yen are rounded off

	Total assets	Shareholders' equity	Ratio of shareholders' equity	Net assets per share
	Millions of yen	Millions of yen	%	Yen
FY2006 semiannual	453,265	403,722	89.1	210,290.20
FY2005 semiannual	390,163	348,079	89.2	181,307.39
FY2005	417,978	377,222	90.2	196,436.16

Notes: 1. Number of shares issued and outstanding at the end of each period: FY2006 semiannual, 1,919,832 shares; FY2005 semiannual, 1,919,832 shares; FY2005, 1,919,832 shares.

2 Number of treasury stocks at the end of each period: FY2006 semiannual, 1 share; FY2005 semiannual, — shares; FY2005, 1share.

2. Estimated Operating Results for FY2006 (April 1, 2005–March 31, 2006)

	Net sales	Ordinary income	Net income	Annual cash dividends per share	
				End of fiscal year	
	Millions of yen	Millions of yen	Millions of yen	Yen	Yen
FY2006 (Full-year)	217,000	129,000	60,000	4,000.00	4,000.00

Reference: The FY2006 forecast for net income per share of ¥31,252.73 is calculated based on an expected 1,919,832 shares issued and outstanding.

* The aforementioned forecasts are based on currently available information and contain many uncertainties. Actual results may differ from the above forecasts due to changes in business conditions.

Average number of shares during the fiscal year and semiannual (after deducting the number of treasury stock)

	FY2005 semiannual	FY2006 semiannual	FY2005
Common stock	1,876,337 shares	1,919,831 shares	1,896,412 shares
Common stock equivalent share; Special class share	– shares	1 share	0 shares

Number of shares issued and outstanding at the end of fiscal year and semiannual (after deducting the number of treasury stocks)

	FY2005 semiannual	FY2006 semiannual	FY2005
Common stock	1,919,832 shares	1,919,831 shares	1,919,831 shares
Common stock equivalent share; Special class share	– shares	1 share	1 share

Note: Since shareholder of the special class share is entitled to the same rights as that for shareholders of common stock regarding dividends and the distribution of residual property, the special class share is classified as common stock equivalent share.

7) November 16, 2005 Semiannual Financial Results for the six months ended September 30, 2004 Presentation Material

INPEX CORPORATION

Semiannual Financial Results
for the six months ended September 30, 2005

Tokyo・16th November 2005

INPEX

Agenda

1. **Overview of the FY2006 Semiannual Consolidated Financial Results**

   Mutsuhisa Fujii
   Executive Senior Vice President

2. **Overview of the FY2006 Semiannual Corporate Activities Results**

   Naoki Kuroda
   President

Cautionary Statement

This presentation includes forward-looking information that reflects the plan and expectations of INPEX CORPORATION (the "Company"). Such forward-looking information is based on the current assumptions and judgments of the Company in light of the information currently available to it, and involves known and unknown risk, uncertainties, and other factors. Such risks, uncertainties and other factors may cause the Company's performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, without limitation:

- Price volatility and change in demand in crude oil and natural gas
- Foreign exchange rate volatility
- Change in costs and other expenses pertaining to the exploration, development and production

The Company undertakes no obligation to publicly update or revise the disclosure of information in this presentation (including forward-looking information) after the date of this presentation

Overview of the FY2006 Semiannual Consolidated Financial Results

Subsidiaries and Affiliates

25 consolidated subsidiaries — One exploration subsidiary liquidated since March, 2005

Major subsidiaries	Country/region	Ownership	Stage
INPEX Natuna	Indonesia	100%	Production
INPEX Masela	Indonesia	50%	Under discussion for development
INPEX Sahul	Timor Sea Joint Petroleum Development Area	100%	Production
INPEX Browse	Australia	100%	Under discussion for development
JODCO	UAE	100%	Production
Azadegan Petroleum Development	Iran	100%	Development
INPEX Southwest Caspian Sea	Azerbaijan	51%	Production
INPEX North Caspian Sea	Kazakhstan	45%	Development

11 affiliates accounted for equity method — No change since March, 2005

Major affiliates	Country/region	Ownership	Stage
MI Berau B.V.	Indonesia	44%	Development
Angola Japan Oil	Angola	19.6%	Production

INPEX

Highlights of the FY2006 Semiannual Consolidated Financial Results

(Billions of yen)	1H of FY2005	1H of FY2006	Change	% change
Net sales	213.9	310.6	96.7	45.2%
Operating income	116.5	186.5	70.0	60.1%
Ordinary income	110.3	180.5	70.2	63.7%
Net income	33.0	51.6	18.6	56.5%
Net income per share (¥)*	17,596.54	26,908.15	9,311.61	52.9%

*Based on averaged shares outstanding (1H of FY2006: 1,919,832 shares, 1H of FY2005: 1,876,337shares). Due to increase in shares outstanding during the term (May 17, 2005) caused by stock exchange for acquisition of JODCO, averaged shares outstanding has increased from 1H of FY2005 to 1H of FY2006


Net sales
(Billions of yen)
400
300
200
100
0
213.9
86.0
127.9
310.6
114.1
196.5
1H of FY2005
1H of FY2006
Crude oil
Natural gas
Ordinary income
(Billions of yen)
200
100
0
110.3
180.5
1H of FY2005
1H of FY2006
Net income
(Billions of yen)
60
40
20
0
33.0
51.6
1H of FY2005
1H of FY2006

Crude Oil Sales

Background reasons for the sales increase in crude oil

- ✓ Sales volume increased 7.3% year-over-year from increase in production at JODCO (ADMA Block), INPEX Southwest Caspian Sea (ACG oil field), and INPEX Natuna (Belanak oil and gas Field)
- ✓ Average unit price rose sharply by 45.3% year-over-year
- ✓ The yen slightly appreciated against the U.S. dollar on average

	1H of FY2005	1H of FY2006	Change	% change
Crude oil sales* (Billions of yen)	127.8	196.5	68.6	53.7%

	1H of FY2005	1H of FY2006	Change	% change
Crude oil sales volume (Mbbl)	30,910	33,156	2,245	7.3%
Average unit price ($/bbl)	37.17	54.00	16.83	45.3%
Average exchange rate (¥/$)	110.15	109.59	(0.56)	(0.5%)

*Includes domestic supply obligations with Indonesia

Natural Gas Sales

Background reasons for the sales increase in natural gas

- ✓ Sales volume slightly decreased year-over-year
- ✓ Average unit price rose sharply by 33.5% year-over-year along with higher oil prices
- ✓ The yen stayed at the same level against the U.S. dollar on average

	1H of FY2005	1H of FY2006	Change	% change
Natural gas sales* (Billions of yen)	86.0	114.0	28.0	32.6%

	1H of FY2005	1H of FY2006	Change	% change
Natural gas sales volume (MMcf)	146,211	144,654	(1,557)	(1.1%)
Average unit price ($/Mcf)	5.10	6.81	1.71	33.5%
Average exchange rate (¥/$)	109.84	109.69	(0.15)	(0.1%)

*Includes LPG

Statements of Income

(Billions of yen)	1H of FY2005	1H of FY2006	Change	% change
Net sales	213.9	310.6	96.7	45.2%
Cost of sales	91.4	116.7	25.3	27.7%
Exploration expenses	0.9	2.5	1.5	156.4%
Selling, general and administrative expenses	4.9	4.7	(0.1)	(3.4%)
Operating income	116.5	186.5	70.0	60.1%
Other income	2.6	5.0	2.3	88.1%
Other expenses	8.9	11.0	2.1	23.6%
Ordinary income	110.3	180.5	70.2	63.7%
Income taxes	78.1	128.9	50.7	64.9%
Minority interests	(0.8)	(0.0)	0.8	(96.9%)
Net income	33.0	51.6	18.6	56.5%

Other Income / Expenses

(Billions of yen)	1H of FY2005	1H of FY2006	Change	% change
Other income	2.6	5.0	2.3	88.1%
Interest income	1.6	3.3	1.7	108.0%
Equity in earnings of affiliates	—	1.0	1.0	—
Reversal of allowance for investments in exploration	0.7	—	(0.7)	(100.0%)
Other	0.3	0.7	0.3	101.7%
Other expenses	8.9	11.0	2.1	23.6%
Interest expenses	1.1	2.7	1.5	131.1%
Equity in losses of affiliates	0.4	—	(0.4)	(100.0%)
Provision for allowance for recoverable accounts under production sharing	0.1	0.3	0.1	71.3%
Amortization of exploration and development rights	0.8	0.0	(0.8)	(94.8%)
Foreign exchange loss	5.2	7.4	2.1	41.1%
Other	0.9	0.5	(0.4)	(43.5%)

Balance Sheets

(Billions of yen)	1H of FY2005	FY2005	1H of FY2006	Change from FY2005	% change
Current assets	203.1	238.4	251.0	12.5	5.3%
Tangible fixed assets	68.9	68.2	67.8	(0.4)	(0.6%)
Intangible assets	142.2	138.6	139.7	1.0	0.8%
Recoverable accounts under production sharing	225.9	239.6	269.1	29.5	12.3%
Investment securities	103.4	118.3	181.8	63.4	53.6%
Other investments	19.3	17.4	17.9	0.4	2.6%
Less allowance for recoverable accounts under production sharing	(44.9)	(41.5)	(41.2)	0.2	(0.6%)
Total assets	718.1	779.2	886.1	106.9	13.7%
Current liabilities	101.3	122.9	163.6	40.7	33.2%
Long-term liabilities	216.1	209.7	231.2	21.4	10.2%
Minority interests in consolidated subsidiaries	33.1	35.2	35.6	0.3	1.1%
Total shareholders' equity	367.5	411.2	455.6	44.3	10.8%
Total liabilities, minority interests and shareholders' equity	718.1	779.2	886.1	106.9	13.7%

INPEX

Statements of Cash Flows

(Billions of yen)	1H of FY2005	1H of FY2006	Change	% change
Income before income taxes and minority interests	110.3	180.5	70.2	63.7%
Depreciation and amortization	5.5	6.6	1.0	18.3%
Recovery of recoverable accounts under production sharing (capital expenditures)	16.7	22.6	5.9	35.6%
Recoverable accounts under production sharing (operating expenditures)	(3.0)	(0.9)	2.1	(69.7%)
Income taxes paid	(75.0)	(110.4)	(35.3)	47.1%
Other	9.0	2.9	(6.0)	(67.6%)
Net cash provided by operating activities	63.5	101.4	37.9	59.7%
Purchases of investment securities	(33.4)	(75.0)	(41.5)	124.1%
Investment in recoverable accounts under production sharing (capital expenditures)	(30.8)	(48.4)	(17.6)	57.1%
Other	7.7	(0.4)	(8.2)	—
Net cash used in investing activities	(56.5)	(123.9)	(67.4)	119.2%
Net cash provided by financing activities	4.9	0.4	(4.5)	(91.5%)
Cash and cash equivalents at end of the year	121.1	109.8	(11.3)	(9.3%)

Financial Index



Net Debt / Total Capital Employed*
Equity Ratio**
12.0%
(13.3%)
(19.2%)
FY2004
FY2005
1H of FY2006
52.9%
52.8%
51.4%
FY2004
FY2005
1H of FY2006

Notes:
- * Net Debt/Total Capital Employed = (Debt - Cash and Deposits – Government Bonds, Local government Bonds and Companies' Bonds (with determinable value)) / (Shareholders' Equity + Minority Interest + Debt - Cash and Deposits - Government Bonds, Local Government Bonds and Companies' Bonds (with determinable value))
- ** Equity Ratio = Shareholders' Equity/Total Assets



INPEX

Overview of the FY2006 Semiannual Corporate Activities Results

Business Strategy

Active implementation of strategic and effective oil and gas exploration and development projects

Regional Diversification

- Core area
  - Indonesia, Australia
- Target area
  - The Caspian Sea
  - The Middle East
  - Others (Africa, South America, Russia, etc.)

Well-balanced Assets Portfolio

- ✓ Balance by stage (exploration, development and production)
- ✓ Balance by resource (crude oil and natural gas)
- ✓ Balance by contract (PSC, Concession and Service Contract)
- ✓ Balance as an operator and a non-operator

Diversification of Natural Gas Business

- Natural gas shipments via LNG and pipeline
- Supply of natural gas to the producing countries
- New technology (GTL, etc.)

- ◆ Maintain and expand natural gas production from offshore Mahakam block in Indonesia, the existing profit center
- ◆ Promote development of the two major oil field projects in the Caspian Sea (ACG, Kashagan)
- ◆ Progress three operator projects in Azadegan Iran, Ichthys Australia, and Abadi Indonesia
- ◆ Maintain and expand reserves by acquiring promising exploration blocks and purchasing high-grade oil and gas field assets
- ◆ Contribute to an efficient and stable supply of energy to Japan as the national flag company



Mid- and Long-term sustainable strategies to grow corporate value

INPEX

Progress of Major Projects

Existing Profit Center: Offshore Mahakam, Indonesia



Bontang LNG Plant

1H of FY2006 results and Plan for the future

- Continuous gas field development to support stable LNG supply from the Bontang LNG Plant (Maintaining existing amount of LNG shipped)

  (Staged development at the Tunu and Peciko fields, further development of the Tambora field, development of phase 1 aiming for production to start in September 2007 at the Sisi/Nubi gas fields)

Mid-to Long-Term Targets

- Continuation of stable supply of natural gas to the Bontang LNG Plant
- Renewal of the LNG sales contracts to be expired in 2010 or late

Progress of Major Projects

New Profit Center: ACG, Kashagan in the Caspian Sea

■ ACG (Azeri-Chirag-Gunashili) Oil Fields, Azerbaijan

- Phase 1 (Central Azeri) start-up in February 2005
- Phase 2 (West and East Azeri) are under development, and are planned to start-up in Q1 and Q4 of 2006
- Phase 3 (Gunashili Deepwater and West Chirag) are scheduled to start-up in Q1 2008
- BTC pipeline is scheduled to begin full shipment by the end of 2005
- The level of production is expected to reach 1 million barrels per day in 2009

■ Kashagan Oil Field, Kazakhstan

- Kashagan Oil Field is the first discovery in the Kazakhstan territorial waters of the Caspian Sea and is one of the largest oil field in the world. In addition to Kashagan, there are four other structures such as Kalamkas, Aktote, Kashagan Southwest and of Kairan structures in the area and hydrocarbon reserves have been confirmed in all the structures
- In Phase 1, Tranche 1 and Tranche 2 developments at Kashagan Oil Field are under way, and production is planned to start-up in 2008
- The level of production is expected to plateau at 1.2 million barrels per day in 2016 after the completion of Phase 3 development

Progress of Major Projects

Projects Operated by INPEX: Ichthys / Abadi / Azadegan

■ Ichthys Gas-Condensate Field, Australia (WA-285-P Block)

- Proactively conducting feasibility studies to determine the development plan (LNG, GTL) and gas marketing
- Pursue commencement of gas production targeting at early period from 2010, as a major project following ACG and Kashagan

■ Abadi Gas Field, Indonesia (Masera Block)

- Drilling of four appraisal wells are scheduled in order to evaluate reserves in midyear of 2006
- After appraisal activities, we plan to conduct feasibility studies for development plan and gas marketing

■ Azadegan Oil Field, Iran

- Since March 2004, we have been establishing operating organization, have been implementing several bidding procedures necessary for the development of the field, and have been conducting appraisal work for the reserve evaluation based on the appropriate working process along with contracted development schedule

New Projects

42-2&4 Block INPEX Libya, Ltd.


Tunisia
Mediterranean
Toripoli
Banghazi
42-2&4
(3,419km2)
Algeria
Egypt
Libya
Chad
Sudan

- Successfully bid for 42-2&4 block in northern part of Libya jointly with TOTAL, a French company, in October 2, 2005
- Established as 100% subsidiary of INPEX in October 17, 2005
- Currently pursuing signing a contract
- Our Working Interest: 40%
  (Operator TOTAL: 60%)
- Exploration and Production Sharing Agreement :EPSA
- Scheduled to start exploration activities after 2006

INPEX

Business Integration Process with Teikoku Oil

•Company name

Kokusai Sekiyu Kaihatsu Teiseki Holdings Kabushiki Kaisha
(English name: INPEX Holdings Inc.)

•Stock transfer ratio

INPEX : Teikoku = 1 : 0.00144

•Schedule

05/11/2005 Signing of Stock Transfer Agreement
31/01/2006 (Plan) Extraordinary Shareholders' Meeting
28/03/2006 (Plan) Delisting of both companies
03/04/2006 (Plan) Establishment and listing of joint-holding Company
June 2008 (Plan) To become an operating holding company


Current
Phase 1 (2006/4)
Phase 2 (2008/6)
INPEX
Teikoku
Overseas Operations
Overseas Operations
Domestic Operations
Share Transfer
Holding Company
INPEX
Teikoku
Overseas Operations
Overseas Operations
Domestic Operations
Further reorganization to realize growth strategy
Merger
Operating Holding Company
INPEX
Teikoku
Overseas Operations
Domestic Operations
New Operations

8) November 16, 2005 — Semiannual Financial Results for the six months ended September 30, 2005 Presentation Material (Appendix)

Appendix : Additional Slides

INPEX

Highlights of the FY2006 Semiannual Non-consolidated Financial Results

(Billions of yen)	1H of FY2005	1H of FY2006	Change	% change
Net sales	95.2	120.2	25.0	26.3%
Operating income	50.0	75.3	25.2	50.5%
Ordinary income	50.6	77.6	27.0	53.3%
Net income	21.7	34.9	13.1	60.7%
Net income per share (¥)*	11,587.35	18,194.20	6,606.85	57.0%

*Based on averaged shares outstanding (1H of FY2006: 1,919,832 shares, 1H of FY2005: 1,876,337shares). Due to increase in shares outstanding during the term (May 17, 2005) caused by stock exchange for acquisition of JODCO, averaged shares outstanding has increased from 1H of FY2005 to 1H of FY2006

Overview of Consolidated Balance Sheets


(Millions of yen)
Total: 525,298
Total: 779,227
Total: 886,195
24%
76%
32%
9%
6%
53%
30%
70%
23%
20%
4%
53%
31%
69%
22%
23%
4%
51%
FY2004
FY2005
1H of FY2006
Cash and Deposits* +Marketable Securities**
Other Asset
Total Debt
Other Liabilities
Minority Interests
Shareholders' Equity

Notes: * Including collateralized fixed-term deposit of JPY 9,140 million for FY2004, of JPY 8,200 millions for FY2005, and of JPY 8,610 million for 1H of FY2006

** Government Bonds, Local Government Bonds and Companies' Bonds (with determinable value)

Earning Before Interest, Depreciation and Amortization, and Exploration (EBIDAX)*


(Millions of yen)
120,000
100,000
80,000
60,000
40,000
20,000
0
76,014
125,996
83,051
FY2004
FY2005
1H of FY2006

Note: * Net Income + Minority Interests + Deferred Tax + (1 – Tax Rate) x (Interest Expense – Interest Income) + (Depreciation and Amortization + Recovery of Recoverable Accounts under Production Sharing (Capital Expenditure)) + (Exploration Expenses + Provision for Allowance for Recoverable Accounts under Production Sharing) + Amortization of Exploration and Development Right + Foreign Exchange Profit and Loss. Our EBIDAX measures may not be comparable to other similarly titled measures of other companies

Details of EBIDAX Calculation for the 1H of FY2006

(Millions of yen)		Source	Notes
Net income	51,659	P/L	
Minority interests	(27)	P/L	
Depreciation equivalent amount	29,294		
Depreciation and amortization	6,610	C/F	Depreciation under concession agreements and G&A
Recovery of recoverable accounts under production sharing (capital expenditure)	22,684	C/F	Depreciation under PS contracts
Exploration cost equivalent amount	2,828		
Exploration expenses	2,519	P/L	Exploration expense under concession agreements
Provision for allowance for recoverable accounts under production sharing	309	P/L	Exploration expense under PS contracts
Material non-cash items	(366)		
Deferred income taxes	(5,159)	P/L	
Foreign exchange (gain) loss	4,793	C/F	
Amortization of exploration and development rights	46	P/L	Cash expense for acquisitions of assets under exploration phase
Net interest expenses (income), after tax	(383)	P/L	After-tax interest expense minus interest income
EBIDAX	83,051		

INPEX

Estimate of Exploration Cost Equivalent Amount


(Billions of yen)
21.6
20.0
15.0
10.0
5.0
0.0
10.0
11.5
2.9
0.5
2.4
9.1
5.2
3.8
2.8
0.3
2.5
FY2004
FY2005
FY2006E
1H of FY2006
Provision for allowance for recoverable accounts under production sharing (PS contract)
Exploration expenses (concession agreement)

INPEX Group Key Contracts

Field	Country or Region	Contract Type
Mahakam/Attaka	Indonesia	PS Contract
South Natuna Sea Block 'B'	Indonesia	PS Contract
Berau (Tangguh)	Indonesia	PS Contract
Masela (Abadi)*	Indonesia	PS Contract
Bayu-Undan	JPDA	PS Contract
WA-10-L (Griffin Fields)	Australia	Concession Agreement
WA-285-P (Ichthys)*	Australia	Concession Agreement
North Caspian Sea (Kashagan, etc.)	Kazakhstan	PS Contract
ACG	Azerbaijan	PS Contract
Umm Shaif/Lower Zakum/ Upper Zakum	UAE	Concession Agreement
Azadegan*	Iran	Service Contract

Note: * INPEX group is the operator

INPEX

Production Sharing Contracts



Cost Recovery Portion
Host Country Profit Oil
Contractor Profit Oil
Host Country Share
Contractor Share

1. Cost Recovery Portion
   - Non-capital expenditures incurred for production and recovered during the current period
   - Scheduled depreciation of the capital expenditures for the current period and recovered during the current period
   - Recoverable costs that have not been recovered in the previous periods
2. Equity Portion (Profit Oil)

: Host Country Take
: Subject to Tax
: Not Subject to Tax
Contractor Take

Accounting on Production Sharing Contract



Cash Out
Assets on Balance Sheet
Income Statement
Project under exploration phase
Exploration Expenditures
Recoverable accounts under production sharing
Provision for allowance for recoverable accounts under production sharing
Project under development and production phase
Development Expenditures
Recoverable accounts under production sharing
Cost of sales
Recovery of recoverable accounts under production sharing (Capital expenditures)
Cost of sales
Recovery of recoverable accounts under production sharing (Non-Capital expenditures)
Production Costs (Operating expenses)
Project under development and production phase
Acquisition Costs
Exploration and development rights
SG&A
Depreciation and amortization
Other Expenses
Amortization of exploration and development rights
Project under exploration phase

INPEX

Accounting on Concession Agreement



Cash Out
Assets on Balance Sheet
Income Statement
Exploration Expenditures
All exploration costs are expensed as incurred
Exploration expenses
Development Expenditures
Tangible Fixed Assets
Cost of sales (Depreciation and amortization)
Production Costs (Operating expenses)
All production costs are expensed as incurred
Cost of sales (Operating expenses)
Acquisition Costs
Mining Rights
Cost of sales (Depreciation and amortization)

Change in Fiscal Regime of JODCO

- The government of the United Arab Emirates has decided that the fiscal regime for tax rates, royalty rates and depreciation periods applicable to the Upper Zakum field will be changed from January 2004.
- A fixed margin regime will be applied from January 2006.
- The change to a fixed margin regime have no impact on net sales, but net income decline.
- The Umm Shaif and Lower Zakum fields have been applied for a fixed margin since JODCO participated.
- Net sales and net income changes in relation to crude oil prices on the Umm Al-Dalhk and Satah fields where a fixed margin is not applied.

INPEX

Geographical Area for the Key Assets



North Caspian Sea Field (Kashagan, etc)
Sakhalin 1*
Mahakam / Attaka Unit
ACG Field
ADMA Field (Umm Shaif / Upper Zakum / Lower Zakum, etc.)
South Natuna Sea Block 'B' Field
Berau (Tangguh Unit)
Azadegan Field
Abu Al Bukhoosh Field (ABK)
Masela (Abadi)
Offshore Northwest Java
North Campos, Frade
WA-10-L Field (Griffin Fields)
Offshore Southeast Sumatra
WA-285-P Field (Ichthys)
JPDA03-12 (Bayu Undan Unit)
Albacora
Producing
Development
Under discussion for Development(Discovered)

Note: *Currently under discussion on the acquisition of METI holding shares of SODECO

INPEX Group Key Investments

Company	Field / Project Name	Country	INPEX Ownership	Stage
Asia / Oceania				
INPEX	Mahakam	Indonesia	—	Producing
INPEX Natuna	South Natuna Block 'B'	Indonesia	100%	Producing
MI Berau B.V.	Berau (Tangguh LNG Project)	Indonesia	44%	Development
INPEX Masela	Masela (Abadi)*	Indonesia	50%	Under Discussion for Development
INPEX Sahul	Bayu-Undan	JPDA	100%	Producing
INPEX Browse	WA-285-P (Ichthys)*	Australia	100%	Under Discussion for Development
The Middle East				
JODCO	Umm Shaif / Upper Zakum / Lower Zakum	UAE	100%	Producing
Azadegan	Azadegan*	Iran	100%	Development
The Caspian Sea / Other				
INPEX Southwest Caspian Sea	ACG	Azerbaijan	51%	Producing
INPEX North Caspian Sea	Kashagan	Kazakhstan	45%	Development

Note: *INPEX group is the operator

INPEX

Mahakam INPEX



Bontang LNG/LPG Plant
East Kalimantan Block
Attaka Unit
Attaka Field
Santan Terminal
Badak Unit
Badak Field
Nilam Unit
Nilam Field
Tambora Field
Tunu Field
Peciko Field
Handil Field
Senipah Terminal
Saliki Block
Tengah Block
Sisi-Nubi Unit
Sisi Field
Nubi Field
Bekapai Field
Makassar Strait
Balikpapan
Offshore Mahakam Block

Note: * Based on all blocks; average daily volume 4/2005 – 6/2005

- INPEX's Working Interest: 50.0%
- Production*
  - Crude Oil: Approximately 64,000 bbl/d
  - Gas: Approximately 2.6 billion cf/d
- PSC: Until 2017
- Continue development activities to stabilize the supply of gas to Bontang LNG plant
  - Gradual development of Tunu / Peciko field
  - Additional development of Tambora field
  - Development of Sisi-Nubi Unit

South Natuna Sea Block 'B' INPEX Natuna, Ltd.


South Natuna Sea Block B

- INPEX's Working Interest: 35.0%
- Production*:
  - Crude Oil: Approximately 54,000 bbl/d
  - Gas: Approximately 360 million cf/d
- PSC: Until 2028
- Signed a gas sales contract for 22 years from 2001 with SembCorp (Singapore) and for 20 years from 2002 with Petronas (Malaysia)
- Belanak commenced production in 2004/12
- Planned to produce sequentially in Hiu (2006), Kerisi (2007)

Note: * Based on all blocks; average daily volume 4/2005 – 6/2005

INPEX

Berau (Tangguh LNG Project) MI Berau B.V.


Papua Province
(Indonesia)
Wiriagar Block
Muturi Block
Berau Block

- MI Berau: JV with Mitsubishi Corporation
- MI Berau's Working Interest:
  - Berau: 22.9% (Tangguh Unit: 16.3%)
- PSC: Until 2035
- Development plan and extension of the PS contract were approved by Indonesian government
- LNG plant is scheduled to commence production in the last half of 2008
  - Scheduled to produce 7.6 million tons of LNG per year
  - Signed long-term LNG sales contract for Fujian
  - Signed LNG sales contract with POSCO and K-Power Company of Korea
  - Entered into LNG sales contract with Sempra Energy of the USA

Masela (Abadi) INPEX Masela, Ltd.


Masela Block
Indonesia
Australia
Timor Sea
JPDA
Timor Sea

- INPEX's Working Interest: 100.0%
- Operator: INPEX
- PSC:
  - 10 years exploration period (until 2008)
  - 30 years development/ production period (until 2028)
- Discovered gas in Abadi-1 exploration well in 2000
- Confirmed the extension of gas in the Abadi structure by 2 appraisal wells in 2002
- Plan to drill 4 appraisal wells in 2006

INPEX

Bayu-Undan INPEX Sahul, Ltd.


East Timor
Timor Sea
JPDA03-01 Block
Timor Sea
JPDA
Bayu-Undan
Gas/Condensate Field
Underwater Gas Pipeline
JPDA03-12 Block
Darwin
Australia
0 50 km

- INPEX's Working Interest: 10.53%
- Production*:
  - Oil / Condensate: Approximately 39,000 bbl/d
  - LPG: Approximately 16,000 bbl/d
- PSC: Until 2022
- Carrying out phase 1 development for production of condensate and LPG
  - Production of condensate and LPG started in February and April 2004 respectively
- Phase 2 development is for LNG (starting in 2006)
  - Entered into LNG Sales Contract with TEPCO and Tokyo Gas (3 million tons per year for 17 years)

Note: * All field base in JPDA03-12 including Elang Kakatua ; average daily volume 4/2005 – 6/2005

WA-285-P (Ichthys) INPEX Browse, Ltd.



WA-285-P (Ichthys)
PAPUA NEW GUINEA
AUSTRALIA



Ichthys gas-condensate field
WA-285P
WA-285P

- INPEX's Working Interest: 100.0%
- Operator: INPEX
- Concession Contract:
  - Exploration Period until September 2009
  - Production Period for 21 years from the grant of the production license
- Discovered major gas-condensate field, named Ichthys structure, during the first drilling program of three exploration wells conducted from 2000 to 2001
- Confirmed continuous distribution of gas and condensate throughout the Ichthys structure by the second drilling program of three exploration wells conducted from 2003 to 2004
- Pursuing commencement of gas production targeting at early period from 2010

ACG INPEX Southwest Caspian Sea, Ltd.



50km
The Caspian sea
Azerbaijan
Baku
ACG
Deepwater portion
of the Gunashli
Chirag
Azeri

- INPEX's Working Interest: 10.0%
- Production*: Approximately 244,000 bbl/d
- PSC: Until 2024
- Carrying out an early stage oil production in the Chirag oil field and starting oil production in the Central Azeri area in February 2005 (Phase 1)
- BTC pipeline is scheduled to be completed in 2005
- Planning to increase production level to 1 million barrels per day in stages
  - In Phase 2 (West and East Azeri development), production is scheduled to start in 2006
  - In Phase 3 (deepwater portion of Gunashli / West Chirag) , production is scheduled to start in 2008

Note: * Based on all blocks; average daily volume 4/2005 – 6/2005

Kashagan, etc. INPEX North Caspian Sea Ltd.

Offshore North Caspian Sea Block


Kashagan Structure
Kairan Structure
Caspian Sea
Kashagan Southwest Structure
Aktote Structure
Kalamkas Structure

- INPEX's Working Interest: 8.33%
- PSC: Until the end of 2021
- Discovered crude oil in the Kashagan in June 2000, then confirmed crude oil / gas in 7 additional exploratory wells by April 2004
- In addition to the Kashagan structure, existence of hydrocarbon was confirmed in the Kalamkas, Aktote, Kairan and Southwest Kashagan structures
- Kashagan development plan was approved by the Kazakhstan government in February 2004
  - Scheduled to start production of 75,000 bbl/d in 2008, then increase the production level to 1.2 million bbl/d in phases by expanding the development area

INPEX

BTC(Baku-Tbilisi-Ceyhan) Pipeline Project INPEX BTC Pipeline, Ltd.


Black Sea
Tbilisi
Caspian Sea
BTC Pipeline
Baku
Ceyhan
CYPRUS
Mediterranean Sea

- INPEX's Working Interest: 2.5%
- Obtained stock of the operating company (BTC Co.) through INPEX BTC Pipeline, Ltd. in October 2002
- Participated to secure path for crude oil produced in Caspian Sea in future
- Signed project finance contract to raise capital for the construction of the pipeline in February 2004
  - Currently in construction of the pipeline
  - The pipeline is scheduled to start operation in December 2005

ADMA Japan Oil Development Co., Ltd. (JODCO)



Production Oil Field
Underwater pipeline
ADMA Block
Umm Shaif Oil Field
Das Island
Satah Oil Field
Lower/Upper Zakum Oil Field
Zirku Island
Umm Al-Dalkh Oil Field
Abu Dhabi

- Umm Shaif / Lower Zakum
  - INPEX's Working Interest: 12.0%
- Upper Zakum / Umm Al-Dalkh / Satah
  - INPEX's Working Interest: Upper Zakum / Umm Al-Dalkh: 12.0%
  - Satah: 40.0%
- Concession Contract: Until 2018
- Continuous development to keep the production level
  - Water injections to the main three oil fields (Umm Shaif, Upper / Lower Zakum) have started
  - Gas injection to Umm Shaif field has started

Azadegan



Tehran
Baghdad
Azadegan Oil Field
Iraq
Ahwaz
Kuwait
Iran
100km

- INPEX's Working Interest: 75.0%
- Target Production*: 150,000 bbl/d (Phase 1)
- Joined as the operator
- Service Contract (Buyback Contract)
- Two Phase Oil Field Development Project
  - In phase 1, planned to reach 150 thousand barrels per day in 2008-09
  - If we decide to move onto phase 2, planned to reach 260,000 bbl/d with additional 110,000 bbl/d in 2012-13

Note: * Based on all blocks; projections at current point in time

Project-Sakhalin I Sakhalin Oil and Gas Development Co.


0 5 10
Kilometers
Gas Field
Oil Field
Odopto Structure
Sakhalin Island
Chaivo Structure
Arktun-Daginskoye Structure

- Sakhalin Oil and Gas Development Co. (SODECO):
  INPEX owns 4.3% of the total share
  (INPEX is in the process to purchase to maximum 33% of the SODECO's share from the Ministry of Economy, Trade and Industry which has inherited a 50% of the SODECO's shares from JNOC)
- SODECO's Working Interest
  - Sakhalin I: 30.0%
- Operator: ExxonMobil
- Partners: ONGC Videsh, Sakhalinmorneftegas-Shelf, RN-Astra
- PSC: In Dec. 2001, "Commercialized Declaration" of the project was authorized by Russian government and the project moved into development phase for twenty years
- Commenced production in 10/2005; full-scale production expected in 2006 (Phase 1)
- Performing marketing activity assuming natural gas supply to Japanese, Chinese, and other markets through international pipeline (Phase 2)

Crude Oil Prices


($/bbl)
65
55
45
35
25
Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar Apr May Jun Jul Aug Sep
2004
2005
Brent WTI Dubai

	FY2005 Average through 1H of FY2005	Average through FY2005	FY2006 Apr	May	Jun	Jul	Aug	Sep	Average through 1H of FY2006
Brent	39.97	42.14	53.31	49.67	55.42	57.95	63.80	63.80	57.32
WTI	41.10	45.07	53.22	49.87	56.42	59.03	64.99	65.55	58.18
Dubai	34.77	36.57	47.20	45.40	51.08	52.83	56.60	56.54	51.61

*Brent is from IPE, WTI is from NYMEX and Dubai is from Platt's

9) November 19, 2005 — Note of Prospective Board Members of the Joint-Holding Company "INPEX Holdings Inc."

December 19, 2005

Name of the Company:	INPEX CORPORATION
Name of the Representative:	Naoki Kuroda, President
Code No.:	1604, The First Section of the Tokyo Stock Exchange
Contact:	Seiya Ito, General Manager, Public Affairs Unit
Phone number:	81-3-5448-1205

Name of the Company:	Teikoku Oil Co., Ltd.
Name of the Representative:	Masatoshi Sugioka, President
Code No.:	1601, The First Section of the Tokyo Stock Exchange/Osaka Stock Exchange
Contact:	Shuhei Miyamoto, Senior General Manager, Corporate Management Department
Phone number:	81-3-3466-1233

Note of Prospective Board Members of the Joint-Holding Company "INPEX Holdings Inc."

INPEX CORPORATION (President Naoki Kuroda, hereinafter "INPEX") and Teikoku Oil Co., Ltd. (President Masatoshi Sugioka) have decided the following prospective members of Board of Directors and Statutory Auditors of INPEX Holdings Inc. to be established on April 3, 2006, subject to approval at respective extraordinary shareholders' meeting and INPEX's special class shareholder's meeting to be held on January 31, 2006.

1. Members of Board of Directors

Title	Name	Current title
Representative Director and Chairman	Kunihiko Matsuo	INPEX CORPORATION Chairman
Representative Director	Akira Isono	Teikoku Oil Co., Ltd. Chairman
Representative Director	Masatoshi Sugioka	Teikoku Oil Co., Ltd. President
Representative Director and President	Naoki Kuroda	INPEX CORPORATION President

Director	Hisatake Matsuno	Teikoku Oil Co., Ltd. Executive Vice President
Director	Katsujiro Kida	INPEX CORPORATION Executive Senior Vice President
Director	Mutsuhisa Fujii	INPEX CORPORATION Executive Senior Vice President
Director	Takeshi Maki	Teikoku Oil Co., Ltd. Executive Vice President
Director	Seiji Yui	INPEX CORPORATION Managing Director
Director	Masaharu Sano	Teikoku Oil Co., Ltd. Managing Director
Director	Akinori Sakamoto	Teikoku Oil Co., Ltd. Director
Director	Seiya Ito	INPEX CORPORATION Director
Director	Kazuo Wakasugi	Japan Petroleum Exploration Co., Ltd. Chairman
Director	Hisanori Yoshimura	Mitsubishi Corporation Executive Vice President, Group CEO, Energy Business Group,
Director	Junji Sato	Mitsui Oil Exploration Co., Ltd. Chairman
Director	Shigeo Hirai	Nippon Oil Corporation Director, Senior Vice President, Executive Director of the Corporate Management Division I

Note: 1. Kazuo Wakasugi, Hisanori Yoshimura, Junji Sato and Shigeo Hirai are prospective outside directors as stipulated in Paragraph 2 (7)-2, Article 188 of the Commercial Code of Japan.

2. Titles of Board of Directors excluding Kunihiko Matsuo, Akira Isono, Masatoshi Sugioka and Naoki Kuroda are not decided at this moment.

2. Members of Statutory Auditors

Title	Name	Current title
Statutory Auditor	Nobuo Kawa	INPEX CORPORATION Statutory Auditor
Statutory Auditor	Shigeru Hayashi	Teikoku Oil Co., Ltd. Managing Director
Statutory Auditor	Hiroshi Sato	Japan Petroleum Exploration Co., Ltd. Managing Executive Officer
Statutory Auditor	Tohru Tsuji	Marubeni Corporation Chairman
Statutory Auditor	Michihisa Shinagawa	Sumitomo Corporation Director, Managing Executive Officer, General Manager, Mineral Resources & Energy Business Unit

Note: 1. Nobuo Kawa, Hiroshi Sato and Toru Tsuji are prospective statutory auditor who meets the requirements as provided in Paragraph 1, Article 18 of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-Gaisha.

2. Shigeru Hayashi will resign from the board of directors of Teikoku Oil Co., Ltd, and Saitama Gas Co., Ltd., prior to assumption of the statutory auditor.

3. Michihisa Shinagawa will resign from the board of directors of INPEX CORPORATION, prior to assumption of the statutory auditor.

3. Effective date (Expected)

April 3, 2006 (Date of establishment of INPEX Holdings Inc.)

10) November 19, 2005 Note of Agreement among the Three Companies

(English translation of the Japanese-language original)

December 19, 2005

Name of the Company:	Nippon Oil Corporation
Name of the Representative:	Shinji Nishio, President
Code No.:	5001, The First Section of the Tokyo/Osaka /Nagoya/Fukuoka/Sapporo Stock Exchange
Contact:	Koji Araki, General Manager, Public Relations Department
Phone number:	03-3502-1124

Name of the Company:	Teikoku Oil Co., Ltd.
Name of the Representative:	Masatoshi Sugioka, President
Code No.:	1601, The First Section of the Tokyo Stock Exchange/Osaka Stock Exchange
Contact:	Shuhei Miyamoto, Senior General Manager, Corporate Management Department
Phone number:	03-3466-1233

Name of the Company:	INPEX CORPORATION
Name of the Representative:	Naoki Kuroda, President
Code No.:	1604, The First Section of the Tokyo Stock Exchange
Contact:	Seiya Ito, PR Unit General Manager
Phone number:	03-5448-1205

Note of Agreement among the Three Companies

Nippon Oil Corporation, Teikoku Oil Co., Ltd. and INPEX CORPORATION have reached an agreement in connection with the integration of Teikoku Oil Co., Ltd. and INPEX CORPORATION as set forth below.

1. Nippon Oil Corporation agrees with the establishment of a joint-holding company (hereinafter, the "Integrated Company") pursuant to the joint stock transfer agreement executed between Teikoku Oil Co., Ltd. and INPEX CORPORATION.

2. Nippon Oil Corporation, Teikoku Oil Co., Ltd. and INPEX CORPORATION agree with the enhancement of the cooperative relationship as described below, while respecting each other's independence in their management.

   (1) Cooperation in Operation
   The Integrated Company and Nippon Oil Corporation will consider in good faith, the specific cooperation in the new oil upstream projects, in which such cooperative promotion is deemed to be beneficial to the two companies, aiming at efficiently achieving a stable supply of energy to our country.

(2) Cooperation in Capital Investment

The Integrated Company and Nippon Oil Corporation will consider deepening ofmutual cross-shareholdings as follows.

① Nippon Oil Corporation will consider holding approximately 5% of the Integrated Company's total outstanding shares through further purchase of the shares of the Integrated Company by the date of establishment of the Operational Holding Company (an entity scheduled to be established in June, 2008, by merging the Integrated Company, INPEX CORPORATION and Teikoku Oil Co., Ltd.).
In the event that Nippon Oil Corporation purchases additional shares of the Operational Holding Company, Nippon Oil Corporation's ownership will be capped at 7.5% of the total outstanding shares of the Operational Holding Company.

② The Integrated Company will consider holding approximately 1.5% of the total outstanding shares of Nippon Oil Corporation through further purchase of the shares of Nippon Oil Corporation by the date of establishment of the Operational Holding Company (June, 2008).

- END -

11) January 6, 2006 West Azeri Production Start in the Caspian Sea, Azerbaijan

6 January, 2005

West Azeri Production Start in the Caspian Sea, Azerbaijan

INPEX CORPORATION is pleased to announce that the Azerbaijan International Operating Company, of which its subsidiary, INPEX Southwest Caspian Sea, Ltd. is a shareholder, started oil production from the West Azeri development, part of the Azeri-Chirag-Gunashli (ACG) field, in the Azerbaijan sector of the Caspian Sea on 30 December last year and the West Azeri oil reached Sangachal Terminal on 3 January this year. The West Azeri oil has been delivered four months ahead of the schedule.

Averaged production from West Azeri in 2006 is forecast to be 70,000 BOPD. Oil from West Azeri, together with oil produced from Chirag and Central Azeri, will be transported to market via new export routes of the Baku-Tbilisi-Ceyhan (BTC) pipeline from this spring. Total production from the Azeri-Chirag-Gunashli (ACG) in 2006 is forecast to be about 440,000 BOPD.

The ACG Production Sharing Agreement (PSA), signed in September 1994, covers the 30-year development of the ACG contract area (432.4km^2). It is estimated that 5.4 billions barrels of oil will be recovered during the PSA period. West Azeri is located in approximately 118 meters of water, 100 km east of Baku. The field is being developed in several phases: Chirag has been producing since 1997 as part of the Early Oil Project. This was followed by Azeri Project Phase 1 – Central Azeri production in early 2005. Successive phases include West Azeri, which started production in 2006, and East Azeri, scheduled to come on stream in 2007 as Azeri Project Phase 2, with ACG Phase 3 – Deepwater Gunashli, already sanctioned and expected to commence production in 2008. The integrated development is expected to produce more than 1 million BOPD by 2009.

The parties to the Azeri-Chirag-Gunashli (ACG) Production Sharing Agreement are: BP (operator – 34.1%), Chevron (10.3%), SOCAR (10%), INPEX (10%), Statoil (8.6%), ExxonMobil (8%), TPAO (6.8%), Devon (5.6%), Itochu (3.9%) and Amerada Hess (2.7%).

ACG Project Location Map


AZERBAIJAN
Baku
Apsheron Peninsula
Sangachal
ACG Project
Chirag Field
Deep Water Gunashli Field
Azeri Field
50km
INDEX MAP
RUSSIA
KAZAKHSTAN
CASPIAN SEA
GEORGIA
ARMENIA
AZERBAIJAN
UZBEKISTAN
TURKMENISTAN
IRAN
500km

12) February 10, 2006 — Consolidated Financial Results for the Nine Months ended December 31, 2005





Consolidated Financial Results for the Nine Months ended December 31, 2005

February 10, 2006

Note: The following report is an English translation of the Japanese-language original.

Listed company's name (URL http://www.inpex.co.jp/)	INPEX CORPORATION
Code number	1604: 1st Section of the Tokyo Stock Exchange
Representative	Naoki Kuroda, President
Contact person	Seiya Ito, Director & General Manager, Corporate Strategy & Planning Unit. TEL +81-3-5448-1238

1. Preparation of the Financial Results
   ①Application of simplified accounting method : No
   ②Any changes in accounting policies from the latest fiscal year : No
   ③Any changes in scope of consolidation and equity method of accounting : Yes
   Number of consolidated subsidiaries:
   (Newly included) 1 (Excluded) 1
   Number of affiliates accounted for by the equity method
   (Newly included) - (Excluded) -

2. Financial and Operating Results for the Nine Months ended December 31, 2005 (April 1, 2005 through December 31, 2005)
   (1) Consolidated operating results — Note: Amounts less than one million yen are rounded off.

	Net sales		Operating income		Ordinary income		Net income	
For the nine months ended	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
December 31, 2005	490,338	44.3	302,056	58.0	293,823	67.6	86,817	57.9
December 31, 2004	339,865	109.6	191,143	166.2	175,359	147.3	54,967	111.8
For the year ended March 31, 2005	478,586		268,662		258,631		76,493	

	Net income per share—basic	Net income per share—diluted
For the nine months ended	Yen	Yen
December 31, 2005	45,221.48	—
December 31, 2004	29,092.97	—
For the year ended March 31, 2005	40,255.92	—

Notes: 1. The percentage expressions for net sales, operating income, ordinary income and net income represent the change from the corresponding period of the previous year.
2. The Company's subsidiaries or affiliates of which closing date for fiscal year is December 31 are principally consolidated their operating result for the nine months ended September 30. However, the significant effects of the difference in fiscal periods were properly adjusted in consolidation. For Japan Oil Development Co., Ltd. and its affiliate, we consolidated their operating results, prepared for consolidation purposes, for the nine months ended December 31.
3. Average number of shares issued and outstanding in each period (consolidated):
   Nine months ended December 31, 2005; 1,919,832 shares
   Nine months ended December 31, 2004; 1,889,386 shares
   Year ended March 31, 2005; 1,896,412 shares

Reference: Non-consolidated operating results

	Net sales		Operating income		Ordinary income		Net income	
For the nine months ended	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
December 31, 2005	188,705	28.8	119,538	47.8	123,225	56.3	57,071	63.0
December 31, 2004	146,467	17.7	80,897	14.2	78,816	34.9	35,009	55.6
For the year ended March 31, 2005	202,729		113,556		112,584		50,765	

Note: The percentage expressions for net sales, operating income, ordinary income and net income represent the change from the corresponding period of the previous year.

(Qualitative Information on Consolidated Financial Results)

During the nine months ended December 31, 2005, consolidated net sales increased ¥150,472 million, or 44.3%, to ¥490,338 million from the corresponding period of the previous year. Consolidated net sales of crude oil increased ¥107,339 million, or 52.2%, to ¥312,848 million. Consolidated net sales of natural gas increased ¥43,133 million, or 32.1%, to ¥177,490 million. The average crude oil price for the nine months ended December 31, 2005 was US$54.41 per barrel, an increase of US$16.45 per barrel, or 43.3%, over the corresponding period of the previous year. The average yen against U.S. dollar for the nine months ended December 31, 2005 was ¥112.11 per U.S. dollar with the depreciation of ¥3.62 per U.S. dollar, or 3.3%, from the corresponding period of the previous year. The increase in consolidated net sales of crude oil and natural gas is mainly due to the following factors; despite the slight decrease in sales volume of natural gas, the sales volume of crude oil increased 1,819 thousands bbl, or 3.7%, to 51,211 thousands bbl which reflect an increase in production volume of crude oil at ADMA Block and ACG Oil Field resulting in the increase of net sales in amount of ¥5.1 billion; there were positive impact on net sales in amount of ¥129.5 billion due to rising prices of crude oil and natural gas; and there were positive impact on net sales in amount of ¥15.8 billion due to the depreciation of yen.

Cost of sales for the nine months ended December 31, 2005 increased ¥36,504 million, or 26.2%, to ¥175,972 million from the corresponding period of the previous year. Exploration expenses increased ¥1,960 million, or 136.5%, to ¥3,397 million. Selling, general and administrative expenses increased ¥1,093 million, or 14.0%, to ¥8,911 million. As a result, operating income increased ¥110,913 million, or 58.0%, to ¥302,056 million.
Other income for the nine months ended December 31, 2005 increased ¥3,962 million, or 103.4%, to ¥7,793 million. Other expenses decreased ¥3,588 million, or 18.3%, to ¥16,026 million. As a consequence, ordinary income for the nine months ended December 31, 2005, increased ¥118,464 million, or 67.6%, to ¥293,823 million. Income taxes – current increased ¥81,826 million, or 61.3%, to ¥215,207 million from the corresponding period of the previous year mainly due to the increased amount of foreign tax payments because of increase of taxable income and the change in tax scheme for crude oil production at a certain field of ADMA Block. As a result of above effects, consolidated net income for the nine months ended December 31, 2005, increased ¥31,849 million, or 57.9%, to ¥86,817 million.

(2) Consolidated financial position

Note: Amounts less than one million yen are rounded off.

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
As of December 31, 2005	953,690	492,803	51.7	256,690.62
As of December 31, 2004	738,087	390,588	52.9	203,449.37
As of March 31, 2005	779,227	411,295	52.8	214,163.98

Note:
Number of shares outstanding at the end of each period (consolidated):
As of December 31, 2005; 1,919,832 shares
As of December 31, 2004; 1,919,833 shares
As of March 31, 2005; 1,919,832 shares

(Consolidated cash flows) Note: Amounts less than one million yen are rounded off.

	Operating activities	Investing activities	Financing activities	Cash and cash equivalents at end of the period
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
For the nine months ended				
December 31, 2005	161,674	(198,703)	32,865	130,097
December 31, 2004	94,221	(93,377)	7,544	114,154
For the year ended March 31, 2005	131,206	(119,956)	9,791	128,375

Reference: Non-consolidated financial position Note: Amounts less than one million yen are rounded off.

	Total assets	Shareholders' equity	Shareholders' equity ratio
	Millions of yen	Millions of yen	%
As of December 31,2005	477,789	428,232	89.6
As of December 31,2004	399,199	361,502	90.6
As of March 31, 2005	417,978	377,222	90.2

(Qualitative Information on Consolidated Financial Position)

Consolidated total assets increased ¥174,462 million to ¥953,690 million as of December 31, 2005 from ¥779,227 million as of March 31, 2005. Current assets increased ¥8,974 million to ¥247,394 million mainly due to increases in cash and deposits. Fixed assets increased ¥165,487 million to ¥706,295 million mainly due to increases in investment securities and recoverable accounts under production sharing.
Total liabilities increased ¥92,024 million to ¥424,673 million, minority interests in consolidated subsidiaries increased ¥930 million to ¥36,213 million and shareholders' equity increased ¥81,507 million to ¥492,803 million.
As for cash flows during the nine months ended December 31, 2005, net cash provided by operating activities increased ¥67,452 million to ¥161,674 million from the corresponding period of the previous year mainly due to the price rises of crude oil and natural gas. Meanwhile, net cash used for investing activities increased ¥105,325 million to ¥198,703 million due to increases in investing securities and increases in development expenditure. After adding ¥32,865 million in net cash provided by financing activities and ¥5,885 million for the effect of foreign exchange rate changes on cash and cash equivalents, the increase in cash and cash equivalents during the nine months ended December 31, 2005 totaled ¥1,722 million.
Cash and cash equivalents at the end of the nine months ended December 31, 2005, totaled ¥130,097 million by adding an increase in cash and cash equivalents during the period and ¥128,375 million at the end of the previous fiscal year.

[Accompanied materials]
1. Condensed Consolidated Balance Sheets
2. Condensed Consolidated Statements of Income
3. Condensed Consolidated Statements of Cash Flows
4. Production, Orders Received and Sales Performance

[Reference]

Projected Operating Results for FY2006 (April 1, 2005 through March 31, 2006)

	Net sales	Ordinary income	Net income	Net income per share
	Millions of yen	Millions of yen	Millions of yen	Yen
Consolidated	674,000	391,000	105,000	54,692.29
Non-consolidated	257,000	163,000	75,000	39,065.92

Reference:

1. The projected net income per share for FY2006, the year ending March 31, 2006, is calculated based on the expected number of shares issued and outstanding of 1,919,832 at March 31, 2006.

2. The above forecasts are calculated based on the following assumptions:

Crude oil price (Brent)	4th Quarter*	US$60.00/bbl (Second-Half* US$58.89/bbl)
Foreign currency exchange rates	4th Quarter*	¥115/US$ (Second-Half* ¥116.18/US$)

*4th Quarter : January 1, 2006- March 31, 2006
Second-Half : October 1, 2005- March 31, 2006

Our crude oil prices are different for each crude oil, and there are also price difference between our crude oil price and price of Brent. Price differential are caused by quality of crude oil and other factors. Also, its pricing range is not constant due to the market conditions. The price differences between our crude oil and Brent have spread in the recent market. In most cases, our crude oil prices are lower than Brent price.

* The aforementioned projections are based on currently available information and contain many uncertainties. Changing business conditions may cause actual results to differ from the above forecasts.

1. Condensed Consolidated Balance Sheets

(Millions of yen)

Accounts	As of March 31, 2005 (A) Amounts	Ratio	As of December 31, 2005 (B) Amounts	Ratio	Increase/ (decrease) (B)-(A)	As of December 31, 2004 Amounts	Ratio
		%		%			%
(Assets)							
Current assets							
Cash and deposits	136,575		141,277		4,702	122,714	
Accounts receivable-trade	53,339		51,713		(1,625)	43,165	
Marketable securities	18,391		18,851		460	16,941	
Other	30,114		35,551		5,437	16,025	
Total current assets	238,419	30.6	247,394	26.0	8,974	198,846	27.0
Fixed assets							
Tangible fixed assets	68,260	8.8	66,057	6.9	(2,203)	68,843	9.3
Intangible assets	138,631	17.8	138,632	14.5	0	139,041	18.8
Investments and other assets							
Investment securities	118,354		228,342		109,987	116,162	
Recoverable accounts under production sharing	239,618		292,629		53,010	237,922	
Other	22,561		27,490		4,929	26,467	
Less allowance for recoverable accounts under production sharing	(41,518)		(41,588)		(70)	(45,030)	
Less allowance for investments in exploration	(5,101)		(5,268)		(167)	(4,166)	
Total investments and other assets	333,915	42.8	501,606	52.6	167,690	331,356	44.9
Total fixed assets	540,807	69.4	706,295	74.0	165,487	539,241	73.0
Total assets	779,227	100.0	953,690	100.0	174,462	738,087	100.0
(Liabilities)							
Current liabilities							
Accounts payable	20,129		18,965		(1,164)	15,659	
Current portion of long-term debt	2,262		3,076		813	1,164	
Income taxes payable	49,938		71,759		21,821	47,717	
Other	50,579		58,685		8,105	34,343	
Total current liabilities	122,910	15.8	152,486	16.0	29,576	98,884	13.4
Long-term liabilities							
Long-term debt	175,603		232,406		56,803	182,218	
Other	34,134		39,779		5,644	33,386	
Total long-term liabilities	209,738	26.9	272,186	28.5	62,447	215,604	29.2
Total liabilities	332,648	42.7	424,673	44.5	92,024	314,489	42.6
(Minority interests)							
Minority interests in consolidated subsidiaries	35,283	4.5	36,213	3.8	930	33,009	4.5
(Shareholders' equity)							
Capital stock	29,460	3.8	29,460	3.1	—	29,460	4.0
Additional paid-in capital	62,402	8.0	62,402	6.5	—	62,402	8.4
Retained earnings	320,089	41.1	399,091	41.9	79,001	298,579	40.5
Unrealized holding gain on securities	374	0.0	956	0.1	581	409	0.0
Translation adjustments	(1,031)	(0.1)	892	0.1	1,923	(263)	(0.0)
Treasury stock	(0)	(0.0)	(0)	(0.0)	—	—	
Total shareholders' equity	411,295	52.8	492,803	51.7	81,507	390,588	52.9
Total liabilities, minority interests and shareholders' equity	779,227	100.0	953,690	100.0	174,462	738,087	100.0

2. Condensed Consolidated Statements of Income

(Millions of yen)

Accounts	For the nine months ended December 31, 2004 (A)		For the nine months ended December 31, 2005 (B)		Increase/ (decrease) (B) - (A)	For the year ended March 31, 2005	
	Amounts	Ratio	Amounts	Ratio	Amounts	Amounts	Ratio
		%		%			%
Net sales	339,865	100.0	490,338	100.0	150,472	478,586	100.0
Cost of sales	139,467	41.0	175,972	35.9	36,504	197,094	41.2
Gross profit	200,397	59.0	314,365	64.1	113,967	281,492	58.8
Exploration expenses	1,436	0.4	3,397	0.7	1,960	2,473	0.5
Selling, general and administrative expenses	7,817	2.3	8,911	1.8	1,093	10,356	2.2
Operating income	191,143	56.3	302,056	61.6	110,913	268,662	56.1
Other income	3,830	1.1	7,793	1.6	3,962	4,783	1.0
Interest income	2,709		5,427		2,718	4,060	
Equity in earnings of affiliates	22		1,480		1,457	—	
Other	1,098		884		(213)	678	
Other expenses	19,614	5.8	16,026	3.3	(3,588)	14,769	3.1
Interest expense	2,053		4,517		2,463	2,983	
Equity in losses of affiliates	—		—		—	1,583	
Provision for allowance for recoverable accounts under production sharing	337		535		197	518	
Amortization of exploration and development rights	1,333		91		(1,241)	1,606	
Foreign exchange loss	11,332		9,816		(1,516)	2,859	
Other	4,557		1,065		(3,492)	5,217	
Ordinary income	175,359	51.6	293,823	59.9	118,464	258,631	54.0
Income before income taxes and minority interests	175,359	51.6	293,823	59.9	118,464	258,631	54.0
Income taxes-current	133,381	39.2	215,207	43.9	81,826	187,405	39.1
Income taxes-deferred	(10,337)	(3.0)	(8,645)	(1.8)	1,692	(4,798)	(1.0)
Minority interests	(2,652)	(0.8)	443	0.1	3,095	(468)	(0.1)
Net income	54,967	16.2	86,817	17.7	31,849	76,493	16.0

3. Condensed Consolidated Statements of Cash Flows

(Millions of yen)

Accounts	For the nine months ended December 31, 2004 (A)	For the nine months ended December 31, 2005 (B)	Increase/ (Decrease) (B) - (A)	For the year ended March 31, 2005
	Amounts	Amounts	Amounts	Amounts
Cash flows from operating activities				
Income before income taxes and minority interests	175,359	293,823	118,464	258,631
Depreciation and amortization	8,335	11,127	2,791	12,960
Provision for allowance for recoverable accounts under production sharing	354	706	352	573
Interest and dividend income	(2,797)	(5,595)	(2,798)	(4,203)
Interest expense	2,053	4,517	2,463	2,983
Foreign exchange (gain) loss	9,260	6,418	(2,841)	(474)
Equity in (earnings) losses of affiliates	(22)	(1,480)	(1,457)	1,583
Accounts receivable	(10,632)	1,625	12,258	(20,806)
Recovery of recoverable accounts under production sharing (capital expenditure)	26,177	31,739	5,561	38,375
Recoverable accounts under production sharing (operating expenditures)	(5,775)	(3,726)	2,048	(7,721)
Other	6,791	12,758	5,966	14,900
Subtotal	209,104	351,913	142,808	296,802
Interest and dividends received	3,131	5,606	2,474	4,831
Interest paid	(1,986)	(4,031)	(2,045)	(2,596)
Income taxes paid	(116,028)	(191,814)	(75,785)	(167,831)
Net cash provided by operating activities	94,221	161,674	67,452	131,206
Cash flows from investing activities				
Proceeds from sales of marketable securities	15,053	13,000	(2,053)	18,896
Purchase of tangible fixed assets	(8,356)	(7,797)	559	(11,116)
Proceeds from sales of tangible fixed assets	295	176	(118)	352
Purchase of investment securities	(50,294)	(121,203)	(70,908)	(63,753)
Investment in recoverable accounts under production sharing (capital expenditures)	(49,556)	(78,318)	(28,761)	(65,236)
Other	(518)	(4,561)	(4,042)	902
Net cash used in investing activities	(93,377)	(198,703)	(105,325)	(119,956)

Accounts	For the nine months ended December 31, 2004 (A)	For the nine months ended December 31, 2005 (B)	Increase/ (Decrease) (B) - (A)	For the year ended March 31, 2005
	Amounts	Amounts	Amounts	Amounts
Cash flows from financing activities				
Proceeds from long-term debt	13,298	43,688	30,390	15,611
Proceeds from minority interests for additional shares	1,398	629	(769)	1,488
Cash dividends paid	(5,892)	(7,679)	(1,787)	(5,892)
Other	(1,260)	(3,772)	(2,511)	(1,416)
Net cash provided by financing activities	7,544	32,865	25,321	9,791
Effect of exchange rate changes on cash and cash equivalents	(4,709)	5,885	10,595	(3,142)
Net increase in cash and cash equivalents	3,678	1,722	(1,955)	17,898
Cash and cash equivalents at beginning of the period	54,582	128,375	73,793	54,582
Increase in cash and cash equivalents due to a share exchange transaction	55,894	—	(55,894)	55,894
Cash and cash equivalents at end of the period	114,154	130,097	15,943	128,375

4. Production, Orders Received and Sales Performance

(1) Production

The following table shows production by business segment:

Business segment	Classification	For the Nine Months ended December 31, 2004	For the Nine Months ended December 31, 2005
Crude oil and natural gas	Crude oil	Millions of barrels 52.1 (Thousands of barrels per day) (189.4)	Millions of barrels 55.1 (Thousands of barrels per day) (200.4)
	Natural gas	BCF 219.0 (Millions of CF per day) (796.2)	BCF 213.9 (Millions of CF per day) (777.9)
	Total	Millions of BOE 88.6 (Thousands of BOE per day) (322.1)	Millions of BOE 90.8 (Thousands of BOE per day) (330.1)

Notes: 1. The production volume of crude oil includes LPG.

2. The production by the Company's affiliates accounted for by the equity method is included in the figures above. Also, the production is a result for the nine months ended December 31 regardless of a closing date on the basis of fiscal periods of its subsidiaries or affiliates.

3. The production volume of crude oil and natural gas involved in the production sharing contracts entered by the INPEX Group corresponds to the net economic take of our group.

4. Production of Japan Oil Development Co., Ltd. that merged in May 2004 has been included from April 2004.

5. BOE means barrels of oil equivalent.

(2) Orders received

The Company has no production by order.

(3) Sales performance

a) We take back substantially all the amount of crude oil produced under production sharing contracts, and primarily sell it domestically to Japanese power companies and refining companies. We sell natural gas in the form of LNG and LPG to Japanese power companies and urban gas companies through PERTAMINA and also sell a part to customers in South Korea, Taiwan and other countries. In addition, we sell natural gas to the Indonesian and other markets.

b) The following table shows sales performance by business segment:

(Millions of yen)

Business segment	Classification	For the Nine Months ended December 31, 2004 (A)	For the Nine Months ended December 31, 2005 (B)	Increase/ (Decrease) (B) - (A)	For the year ended March 31,2005
Crude oil and natural gas	Crude oil	205,508	312,848	107,339	293,143
	Natural gas	134,356	177,490	43,133	185,443
	Total	339,865	490,338	150,472	478,586

Note: 1. LPG, which uses a natural gas as materials, is included in natural gas.

2. The above amounts do not include related consumption taxes.

3. An increase in actual sales is due to a rise in the price of oil and natural gas.

4. The Company's subsidiaries of which closing date for fiscal year is December 31 are principally consolidated their operating result for the nine months ended September 30. However, the significant effects of the difference in fiscal periods were properly adjusted in consolidation. For Japan Oil Development Co., Ltd., we consolidated their operating results, prepared for consolidation purposes, for the nine months ended December 31.

13) February 10, 2006	Revisions of the Financial Forecasts and Dividend Forecasts for the year ending March 31, 2006

February 10, 2006

Revisions of the Financial Forecasts and Dividend Forecasts for the year ending March 31, 2006

INPEX CORPORATION (INPEX) has revised its consolidated and non-consolidated financial forecasts and the dividend forecasts for the year ending March 31, 2006, which were previously announced on November 15, 2005, along with the financial results for the six months ended September 30, 2005.

[I] Revisions of the financial forecasts

1. Revisions of the forecasts for consolidated financial results for the year ending March 31, 2006

(Millions of yen)

	Net Sales	Ordinary income	Net income
Previous Forecasts: A	556, 000	318, 000	93, 000
Revised Forecasts: B	674, 000	391, 000	105, 000
Increase (Decrease): B − A	118, 000	73, 000	12, 000
Rate of increase (%)	21. 2	23. 0	12. 9
Reference: Consolidated Financial Results for the year ended March 31, 2005	478, 586	258, 631	76, 493

2. Revisions of the forecasts for non-consolidated financial results for the year ending March 31,

(Millions of yen)

	Net Sales	Ordinary income	Net income
Previous Forecasts: A	217, 000	129, 000	60, 000
Revised Forecasts: B	257, 000	163, 000	75, 000
Increase (Decrease): B − A	40, 000	34, 000	15, 000
Rate of increase (%)	18. 4	26. 4	25. 0
Reference: Non-consolidated Financial Results for the year ended March 31, 2005	202, 729	112, 584	50, 765

3. Reasons for the revisions of the financial results

Compared with the forecasts previously announced, ordinary income and net income for the year ending March 31, 2006 will likely expand considerably based on the expected increase in net sales due to a rise in the price of crude oil.

The above forecasts are calculated based on the following assumptions:

	Previous Forecasts	Revised Forecasts
Crude Oil Price (Brent)	Second-Half(October 1, 2005-March 31, 2006) : US$45.00/bbl	4th Quarter(January 1, 2006- March 31, 2006): US$60.00/bbl Second-Half(October 1, 2005-March 31, 2006) : US$58.89/bbl
Exchange rates	Second-Half(October 1, 2005-March 31, 2006): ¥105/US$1	4th Quarter(January 1, 2006- March 31, 2006): ¥115/US$1 Second-Half(October 1, 2005-March 31, 2006): ¥116.18/US$1

Note : Our sales crude oil prices are different in each crude and there are also price difference between our sales crude oil price and Brent price. Price differential are caused by its quality and its pricing range is not constant due to the market conditions. Most of our sales crude oil prices are lower than Brent price.

*The aforementioned forecasts are based on currently available information and contain many uncertainties. Changing business conditions may cause actual results to differ from the above forecasts.

[II] Revision of the dividend forecasts

1. Details of revision of the dividend forecasts

The details of the revision of the dividend forecasts per share are as follows.

(JPY)

	Interim	Year end	Annual
Previous Forecasts (per share)	-	4,000	4,000
Revised Forecasts (per share)	-	5,500	5,500
(Reference) Dividend per share for the year ended March31, 2004	-	4,000	4,000

2. Reasons for the revisions of the dividend forecasts

INPEX noted that increasing the dividend forecasts reflects current operating performance which is based on our basic policy to strike a balance between maximization of corporate value through continued maintenance and increase of oil and gas reserves and production and return to shareholders through dividends from a mid- to long-term standpoint.

14) March 27, 2006 Financial Forecasts of INPEX Holdings Inc. for the year ending March 31, 2007

March 27, 2006

Name of the Company:	INPEX CORPORATION
Name of the Representative:	Naoki Kuroda, President
Code No.:	1604, The First Section of the Tokyo Stock Exchange
Contact:	Seiya Ito, General Manager, Public Affairs Unit
Phone number:	+81-3-5448-1205

Name of the Company:	Teikoku Oil Co., Ltd.
Name of the Representative:	Masatoshi Sugioka, President
Code No.:	1601, The First Section of the Tokyo Stock Exchange
Contact:	Shuhei Miyamoto, Senior General Manager, Corporate Management Department
Phone number:	+81-3-3466-1233

Financial Forecasts of INPEX Holdings Inc. for the year ending March 31, 2007

INPEX CORPORATION and Teikoku Oil Co., Ltd. will establish, through joint stock transfer on April 3, 2006, a joint holding company, INPEX Holdings Inc. and announced the financial forecasts of INPEX Holdings Inc. for the year ending March 31, 2007.

1. Financial forecasts for the year ending March 31, 2007

①Consolidated financial forecasts for the year ending March 31, 2007

(Millions of yen)

	Net Sales	Ordinary income	Net income
Full-year	769,000	379,000	90,000

②Non-consolidated financial forecasts for the year ending March 31, 2007

(Millions of yen)

	Net Sales	Ordinary income	Net income
Full-year	29,000	26,500	26,500

The above forecasts are calculated based on the following assumptions :

Crude oil price (Brent)	US$50/bbl
Exchange rates	¥115/US$1

Note: Sales crude oil prices of INPEX Holdings Inc. are different in each crude and there are also price difference between our sales crude oil price and Brent price. Price differential are caused by its quality, and its pricing range is not constant due to the market conditions. Most of sales crude oil prices of INPEX Holdings Inc. are lower than Brent price.

*The aforementioned forecasts are based on currently available information and contain many uncertainties. Changing business conditions may cause actual results to differ from the above forecasts.

2. Dividend forecasts for the year ending March 31, 2007

Dividend forecasts for the year ending March 31, 2007 will be announced in mid May, 2006 with the announcement of financial results of INPEX CORPORATION and Teikoku Oil Co., Ltd. for the year ending March 31, 2006.

15) March 28, 2006	New Framework of the Upper Zakum Field Development in the Emirate of Abu Dhabi, U.A.E.

28 March 2006

New Framework of the Upper Zakum Field Development in the Emirate of Abu Dhabi, U.A.E.

INPEX CORPORATION announces that Abu Dhabi National Oil Company (ADNOC) has decided to transfer to ExxonMobil Abu Dhabi Offshore Petroleum Company Limited (EM) a portion of its interest in the Upper Zakum Field (Field) in the Emirate of Abu Dhabi, U.A.E. The Field has been developed between ADNOC and Japan Oil Development Co., Ltd (JODCO), which is a fully owned subsidiary of INPEX CORPORATION. According to the decision, 28% out of ADNOC's 88% interest in the Field is transferred to EM with effect from 1 January 2006. This will leave ADNOC with an interest of 60% in the Field. In April 2005, EM was selected, by the Government of Abu Dhabi, as the sole company to enter final negotiations regarding participation in the Field.

ADNOC and JODCO started developing the Field jointly in 1978 at the interest ratio of 88:12. With the participation of EM, the new interest ratio among ADNOC, EM and JODCO is 60:28:12 as of the effective date. At the same time, the shareholding of Zakum Development Company (ZADCO), which is an Abu Dhabi based operating company for the Field, is also to be changed to the same ratio as the Field interest. Under the revised development agreement, which is amended to reflect the necessary changes arising from the entry of EM, the expiry date of the interest of JODCO in the Field is set forth as 9 March, 2026, instead of the formerly set expiry date of 9 March 2018. Except for the aforementioned expiry date, there are no major changes that affect the existing interest of JODCO in the Field.

The Field is located offshore Abu Dhabi and already is capable of producing a huge quantity of oil. However, the development of the Field is still ongoing to enhance its production potential to the level of a super giant oil field. It is expected that the entry of EM into the Field with its cutting-edge technology will greatly contribute to the future development of the Field to pursue a target of 750 thousand barrels per day, once all the technical studies are completed.

JODCO, as a long-standing partner of ADNOC in the Field, is looking forward to cooperating closely with ADNOC and EM to establish a solid partnership among the

three parties to increase the production capacity and ultimate economic recovery factor from the Field.

In addition to the Upper Zakum Field, JODCO has interests in the following producing fields in offshore Abu Dhabi at the participation ratios as mentioned hereunder:

Umm Shaif Field:	JODCO 12%, ADNOC 60%, BP 14.7%, TOTAL 13.3%
Lower Zakum Field:	JODCO 12%, ADNOC 60%, BP 14.7%, TOTAL 13.3%
Umm Al Dalkh Field:	JODCO 12%, ADNOC 88%
Satah Field:	JODCO 40%, ADNOC 60%

(Map of the fields)


ADMA Block
Pipeline
Umm Shaif Field
Das Island
Satah Field
Zirku Island
Upper Zakum Field
Lower Zakum Field
Umm Al-Dalkh Field
Abu Dhabi

16) April 3, 2006	Basic agreement on alteration of the existing petroleum agreements

Tokyo, 03 April, 2006

Basic agreement on alteration of the existing petroleum agreements

We, INPEX Holdings Inc. and TEIKOKU OIL CO., LTD. ("TEIKOKU"), hereby announce that on 31st of March, 2006, Teikoku Oil de Venezuela, C. A., and Teikoku Oil de Sanvi-Guere C. A., TEIKOKU's 100% subsidiary, executed a Memorandum of Understanding with the national petroleum company and other governmental competent bodies of the Bolivarian Republic of Venezuela (the "Republic"), to alter the currently existing Operating Services Agreements ("OSAs") of both East Guarico Unit and Sanvi-Guere Unit to a joint venture agreement for gas venture and oil venture separately.

Since 1993 to date, TEIKOKU operated the reactivation programs of oil and gas fields in those two (2) Units under the OSAs and will continue to manage those operations by establishing the joint venture for gas and oil respectively with the national petroleum company of the Republic.

TEIKOKU is now in due course of finalization for detailed terms and conditions of the joint venture agreement with the Republic and the joint venture for gas shall be officially authenticated by acquiring the new gas license, while the joint venture for oil shall be officially authenticated by approval at the Diet of the Republic.

The alteration process is to be applied to all the existing OSAs in the Republic based on the requirements of applicable laws and regulations of the Republic.

TEIKOKU understands that this alteration shall preferably affect its ongoing and upcoming ventures and its position in the Republic, as the more stable project management in the long term is expected by having direct participation of the Republic into both gas and oil venture and, as further opportunities to jointly undertake new ventures with the Republic is also expected, due to the fact that the term of the new joint venture agreements is materially prolonged (under the new agreement, 20 years from the effective date, while the OSA terminates in 2012 for East Guarico Unit and 2013 for Sanvi-Guere Unit).

For those reasons, TEIKOKU positively recognizes this alteration process and commit ourselves to further strengthening both relationships of mutual trust with the Republic and its business operating base in the Republic.

* Teikoku Oil Co., Ltd. is 100% subsidiary of INPEX Holdings Inc.

17) April 3, 2006 Regarding holding company establishment

April 3, 2006

Name of the Company:	INPEX Holdings Inc.
Name of the Representative:	Naoki Kuroda, President
Code No.:	1605 The First Section of the Tokyo Stock Exchange
Contact:	Shuhei Miyamoto, General Manager, Corporate Communications Unit
Phone number:	+81-3-5448-0205

Establishment of INPEX Holdings Inc.

INPEX CORPORATION and Teikoku Oil Co., Ltd. have established, through joint stock transfer, on this day, a joint holding company, INPEX Holdings Inc. and we announced the listing of its shares, as of today, on the First Section of the Tokyo Stock Exchanges.

INPEX Holdings Inc. aims to create a sustainable growth of corporate value and to establish an solid operational foundation with international competitiveness, by achieving a diversified asset portfolio, reinforcing a solid financial base and concentrating technological capabilities for resource development.

We also announced the financial forecasts of INPEX Holdings Inc. for the year ending March 31, 2007.

1. Financial forecasts for the year ending March 31, 2007

①Consolidated financial forecasts for the year ending March 31, 2007

(Millions of yen)

	Net Sales	Ordinary income	Net income
Full-year	769,000	379,000	90,000

②Non-consolidated financial forecasts for the year ending March 31, 2007

(Millions of yen)

	Net Sales	Ordinary income	Net income
Full-year	29,000	26,500	26,500

The above forecasts are calculated based on the following assumptions :

Crude oil price (Brent)	US$50/bbl
Exchange rates	¥115/US$1

Note: Our sales crude oil prices are different in each crude and there are also price difference

between our sales crude oil price and Brent price. Price differential are caused by its quality, and its pricing range is not constant due to the market conditions. Most of our sales crude oil prices are lower than Brent price.

*The aforementioned forecasts are based on currently available information and contain many uncertainties. Changing business conditions including oil and gas price levels, production and sales plans, projects development schedules, government regulations and fiscal conditions, relationship with oil and gas producing countries may cause actual results to differ from the above forecasts.

2. Dividend forecasts for the year ending March 31, 2007

Dividend forecasts for the year ending March 31, 2007 will be announced in mid May, 2006 with the announcement of financial results of INPEX CORPORATION and Teikoku Oil Co., Ltd. for the year ending March 31, 2006.

18) April 3, 2006	Company Overview, the Board of Directors and the Board of Auditors of INPEX Holdings Inc.

3 April, 2006

Company Overview, the Board of Directors and the Board of Auditors of INPEX Holdings Inc.

INPEX CORPORATION and Teikoku Oil Co., Ltd. have established a joint-holding company, INPEX Holdings Inc. and it has been listed on the First Section of Tokyo Stock Exchange on 3 April, 2006.

We would like to introduce company overview, the members of the Board of Directors and the Board of Auditors of INPEX Holdings Inc. as follows.

1. Company Overview

(1) Company name: INPEX Holdings Inc.

(2) Main business: Management of subsidiaries and group companies engaged in surveys, exploration, development and production of oil, natural gas and other energy resources

(3) Office address: 4-1-18 Ebisu, Shibuya-ku, Tokyo, 150-0013, Japan
Telephone 81-3-5448-0200

(4) Capital: 30 Billion Yen

(5) Employees: 87

(6) Fiscal year end: March 31

(7) Organization:


Shareholders' Meeting
Board of Auditors
Board of Directors
Management Committee
Compliance Committee
President
Internal Audit nit
Administration Division
Secretary Unit
General Administration Unit
Human Resources Unit
Corporate Strategy & Planning Division
Corporate Strategy & Planning Unit
Corporate Communications Unit
Overseas Project Planning & Coordination Unit
Domestic Project Planning & Coordination Unit
Accounting, Finance & IT System Division
Accounting & Finance Unit
IT System Unit
Technology Division
Technology Planning Unit
Operator Project Support Unit
HSE Unit

2. Members of Board of Directors

Title	Name
Representative Director and Chairman	Kunihiko Matsuo
Representative Director	Akira Isono
Representative Director	Masatoshi Sugioka
Representative Director and President	Naoki Kuroda
Director and Chief Operating Officer, Administration Division	Hisatake Matsuno
Director and Chief Operating Officer, Corporate Strategy & Planning Division	Katsujiro Kida
Director and Chief Operating Officer, Accounting, Finance & IT System Division	Mutsuhisa Fujii
Director and Chief Operating Officer, Technology Division	Takeshi Maki
Director and Deputy Chief Operating Officer, Corporate Strategy & Planning Division and Technology Division	Seiji Yui
Director and Deputy Chief Operating Officer, Corporate Strategy & Planning Division and Technology Division	Masaharu Sano
Director and Assistant Chief Operating Officer, Corporate Strategy & Planning Division and Technology Division	Akinori Sakamoto
Director and Assistant Chief Operating Officer, Corporate Strategy & Planning Division, and General Manager, Corporate Strategy & Planning Unit Senior Fellow, Corporate Communications Unit	Seiya Ito
Director (Outside Director)	Kazuo Wakasugi
Director (Outside Director)	Hisanori Yoshimura
Director (Outside Director)	Junji Sato
Director (Outside Director)	Shigeo Hirai

3. Members of Board of Auditors

Title	Name
Statutory Auditor	Nobuo Kawa
Statutory Auditor	Shigeru Hayashi
Statutory Auditor (Outside)	Hiroshi Sato
Statutory Auditor (Outside)	Tohru Tsuji
Statutory Auditor (Outside)	Michihisa Shinagawa

19) April 12, 2006	Revisions of the Financial Forecasts of Teikoku Oil Co., Ltd. for the three months ending March 31, 2006

April 12, 2006

Name of the Company: INPEX Holdings Inc.
Name of the Representative: Naoki Kuroda, President
Code No.: 1605 The First Section of the Tokyo Stock Exchange
Contact: Shuhei Miyamoto, General Manager, Corporate Communications Unit
Phone number: +81-3-5448-0205

Revisions of the Financial Forecasts of Teikoku Oil Co., Ltd. for the three months ending March 31, 2006

INPEX Holdings Inc. advises its consolidated subsidiary of Teikoku Oil Co., Ltd.'s consolidated and non-consolidated financial forecasts for the three months ending March 31, 2006, which were previously announced on February 15, 2006.

1. Revisions of the forecasts for consolidated financial results for the three months ending March 31, 2006

(Millions of yen)

	Net Sales	Ordinary income	Net income
Previous Forecasts: A	27, 600	14, 900	9, 100
Revised Forecasts: B	27, 600	11, 300	5, 500
Increase (Decrease): B − A	−	(3, 600)	(3, 600)
Rate of increase (decrease) (%)	−	(24. 2)	(39. 6)
Reference: Consolidated Financial Results for the year ended December 31, 2005	100, 716	22, 820	15, 485

2. Revisions of the forecasts for non-consolidated financial results for the three months ending March 31, 2006

(Millions of yen)

	Net Sales	Ordinary income	Net income
Previous Forecasts: A	22, 700	9, 200	8, 000
Revised Forecasts: B	22, 700	8, 300	7, 100
Increase (Decrease): B − A	−	(900)	(900)
Rate of increase (decrease) (%)	−	(9. 8)	(11. 3)
Reference: Non-Consolidated Financial Results for the year ended December 31, 2005	73, 232	14, 116	14, 079

3. Reasons for the revisions of the forecasts for the financial results

Despite a rise in equity in earnings of affiliates in the sales of investment securities by affiliate of Teikoku Oil Co., Ltd., ordinary income for the three months ending March 31, 2006 will likely decrease compared with the forecasts previously announced, as approval by Ecuador Government for the transfer of interests for Teikoku Oil Ecuador in the Participation Contract, which was expected to be completed in March 2006, is delayed

Besides aforesaid reasons, with a memorandum of understanding on joint venture agreements on alteration of operating service agreements of Teikoku Oil(Venezuela)co., Ltd., which was announced on April 3, 2006, net income for the three months ending March 31, 2006 is also expected to decrease, as investment related to the operating service agreements is to be recorded as extraordinary losses.

*The aforementioned forecasts are based on currently available information and contain many uncertainties. Changing business conditions including oil and gas price levels, production and sales plans, projects development schedules, government regulations and fiscal conditions, relationship with oil and gas producing countries may cause actual results to differ from the above forecasts.

20) April 19, 2006	Liquidation of TEIKOKU OIL SUEZ SEJ CO., LTD.

April 19, 2006

Name of the Company:	INPEX Holdings Inc.
Name of the Representative:	Naoki Kuroda, President
Code No.:	1605 The First Section of the Tokyo Stock Exchange
Contact:	Shuhei Miyamoto, General Manager, Corporate Communications Unit
Phone number:	+81-3-5448-0205

Liquidation of TEIKOKU OIL SUEZ SEJ CO., LTD.

Please be advised that TEIKOKU OIL CO., LTD. has decided to liquidate its 100% subsidiary, TEIKOKU OIL SUEZ SEJ CO., LTD. (the "Company")

Supplemental Information:

1. Reason of Liquidation

   The Company has decided to withdraw from the South East July Block in the Arab Republic of Egypt based on the assessment of the remaining hydrocarbon potential of the block.

2. Outline of TEIKOKU OIL SUEZ SEJ CO., LTD.

Address:	34-14, Hatagaya 1-chome, Shibuya-ku, Tokyo
Establishment:	24 December 2003
President:	Masatoshi Sugioka
Capital:	818 Million Yen
Shareholder:	Teikoku Oil Co., Ltd. (100%)
Business Year	December 31

*Teikoku Oil Co., Ltd. is 100% subsidiary of INPEX Holdings Inc.

21) May 2, 2006	Commonwealth & Western Australia State Environmental Referrals for the Ichthys Field, Western Australia

2 May 2006

Commonwealth & Western Australia State Environmental Referrals for the Ichthys Field, Western Australia

INPEX Holdings Inc. is pleased to announce that its subsidiary, INPEX Browse, Ltd., 100% interest holder of the Ichthys Field, has commenced the formal environmental approval processes for the Ichthys Field with the submission of the Commonwealth and Western Australia State environmental referral documents. The referral document of Environment Protection and Biodiversity Conservation Act 1999 has been submitted to the Commonwealth Department of Environment and Heritage, Canberra, Australia and the referral document of the Western Australia Environmental Protection Act 1986 has been submitted to the Environmental Protection Authority in Perth, WA.

The referrals provide a general description of the project and are used to develop guidelines for an environmental impact assessment of the project, in consultation with the Australian Commonwealth and Western Australian Governments as well as other stakeholders. INPEX will undertake the environmental impact assessment of the project in accordance with the guidelines.

It is anticipated that the environmental approvals process, from the submission of referrals to the approval of the report of environmental impact assessment, will take approximately 24 months to complete. In parallel with the environmental impact assessment, further engineering work will be completed. Subject to obtaining approvals and receiving a production license, INPEX is currently planning for the production of LNG, condensate and LPG to commence approximately mid-2012.

INPEX plans to develop the Ichthys Field as an LNG export project, initially producing approximately 6MTPA of LNG for export. Expansion of the facilities will be determined by market conditions and availability of potential gas reserves in the future. INPEX estimates that Ichthys Field has sufficient gas resources for a production life longer than 30 years. In addition to the LNG production, around 100,000 bbl/day of condensate and LPG will also be produced at the peak rate.

Key elements of the project are:

- Offshore facilities, including subsea production wells located in and around the field to recover and partially treat gas and condensate
- Subsea pipeline, to transmit hydrocarbons from the offshore facilities to an onshore location
- Onshore gas treatment and LNG production facilities, including product storage for LNG, condensate and LPG
- Loading and handling facilities

INPEX has spent considerable time and effort evaluating potential locations for the onshore facilities and has determined that North and South Maret Islands are a suitable location in the Kimberley. In addition, INPEX is also considering Champagny Island as an alternative to North and South Maret Islands. The final decision on the location will be made after further discussions with the relevant Aboriginal Traditional Owners and other stakeholders, as well as further detailed field studies to validate work completed to date.

To further contribute to the stable supply of energy, INPEX will develop the Ichthys Field in a safe and environmentally responsible manner consistent with its corporate strategy and taking full account of Australian government policies and the views of local stakeholders.

The EPBC referral document can be viewed on the INPEX website at: www.inpexhd.co.jp/english


EastTimor
TimorSea
Darwin
WA-285-P
Browse Island
0 100km
AUSTRALIA

22) May 2, 2006 — Ichthys Field Development Commonwealth Environment Protection & Biodiversity Conservation Act 1999 Referral Document


INPEX

INPEX BROWSE, LTD.



Ichthys Field Development

Commonwealth *Environment Protection & Biodiversity Conservation Act 1999* Referral Document

Doc No. DEV-EXT-RP-0001
Revision: 0

Environment Protection and Biodiversity Conservation Act 1999

Referral

Important Note:

Please read the Referral Guide and associated Fact Sheets (available at http://www.deh.gov.au/epbc) carefully. The guide and Fact Sheets will help you to complete the form correctly and ensure that your referral is in a form that can be processed. The completed form, together with the required maps and any other information you may wish to submit, should be sent to the EPBC Act Referrals Section, Approvals and Wildlife Division, Department of the Environment and Heritage, GPO Box 787, Canberra, ACT, 2601 and/or by email to epbc.referrals@deh.gov.au (see Referral Guide for allowable electronic formats).

1. Contacts and proponent

1.1 Person making the referral *(the person that has the responsibility to prepare this document)*
(Note: The term "person" can refer to an individual or a corporation)

INPEX BROWSE LTD.
Level 35, Exchange Plaza, 2 The Esplanade
Perth, Australia 6000
Telephone: +61 8 9223 8433
Fax : +61 8 9223 8455

Contact: Mr. Sean Kildare
Position: External Affairs Manager
Email: skildare@inpex.com.au

1.2 Person(s) proposing to take the action *(the person accountable for meeting any conditions attached to an approval for the action to be undertaken)*

INPEX BROWSE LTD.
Level 35, Exchange Plaza, 2 The Esplanade
Perth, Australia 6000
Telephone: +61 8 9223 8433
Fax : +61 8 9223 8455

Contact: Mr. Shinsuke Ban
Position: General Manager
Email: sban@inpex.co.jp

1.3 Person(s) who will be the proponent for the action *(the proponent is responsible for the preparation of all assessment documentation. Generally the proponent is the same as the person taking the action because the assessment documentation will contain commitments from the person taking the action ie. The individual or organisation that will be held accountable for meeting those commits.)*

As per 1.2 above.

2. Description of the proposal

2.1 Provide a *summary description* of the action (two or three sentences)

INPEX Browse is proposing to develop the Ichthys gas-condensate field using offshore facilities and a gas-condensate processing and LNG production and export facility that would be built on the Maret Islands (North and South), in the Bonaparte Archipelago off the Kimberley Coast. Champagny Island to the south of the Maret Islands, is an alternative location under consideration. Marets and the Champagny Islands are within the Shire of Wyndham East Kimberley. However, during the course of further studies a third location may have to be considered. The operating life of the project is expected to extend beyond 30 years. Potential expansion of the facility may extend the life of the project beyond this period.

2.2 Details of the *location* of the project area

The Ichthys Field Development involves the offshore permit area WA-285-P R1 located in the Browse Basin on the North West Shelf of Western Australia approximately 440 km north of Broome and 800 km south-west of Darwin (Figure 1). The permit encompasses an area of approximately 3041 km^2 with water depth ranging from 90 to 340 m. The permit is held and operated solely by INPEX.

The proposed offshore semi-submersible Central Processing Facilities (CPF) and associated infrastructure are likely to be located within the Ichthys Field. The proposed location of the CPF within the Ichthys Field is at 526825E, 8465666N (GDA 94). The field measures approximately 40 km by 20 km. Water depth in this region is between 230 m (LAT) to 280 m (LAT).

The exact route of the subsea export pipeline is yet to be determined, but will approximate a direct route from the offshore facility to South Maret Island accounting for any subsea obstructions that may be found during the route survey. The length of the subsea export pipeline to the shore crossing will be approximately 200 km.

The Maret Islands (preferred development site) and Champagny Island (alternative development site) are the two sites currently under consideration for land based development. South Maret Island is located at 713932E, 8402528N (GDA 94) whilst Champagny Island is located at 634962E, 8308686N (GDA 94).

Depending on the results of detailed site selection studies, INPEX may consider a third location if the Maret or the Champagny Islands prove unsuitable



Cartier Islet
122°E
123°E
124°E
125°E
126°E
13°S
14°S
15°S
16°S
17°S
18°S
West Holothuria Reef
Cape Bougainville
Long Reef
WA-285-P
Scott Reef
Browse Is
BONAPARTE ARCHIPELAGO
Montesquieu Isl
Cape Voltaire
ADMIRALTY GULF
MONTAGUE SOUND
Maret Islands
Bigge Is
YORK SOUND
BRUNSWICK BAY
Heywood Is
Champagny Is
Adele Is
Buccaneer Archipelago
Roebuck Bay
Montgomery Is
Cockatoo Is
Doubtful Bay
COLLIER BAY
Sunday Strait
Cape Leveque
Lombadina
Bardi
Pender Bay
Emerlau Point
KING SOUND
N
0
50
100
kilometres
Beagle Bay
Cape Baskerville
Coulomb Point
Derby
Broome
Camballin
Roebuck Bay

Figure 1: Location of Permit Area WA-285-P R1

Attach an A4/A3 size map/plan(s) showing the location and approximate boundaries of the area in which the project is to occur (this map, or a second attached map, should also show features mentioned in responses to questions in Part 3 of this referral, for example, conservation reserves, areas of remnant native vegetation, streams and roads).

2.3 Provide the *timeframe* in which the action is proposed to occur. Include start and finish dates where applicable.

Development Stage	Start	End
Concept Selection	2Q 2006	3Q 2006
Concept Definition	4Q 2006	4Q 2007
FEED	4Q 2007	4Q 2008
FID	4Q 2008	
Initial Development Drilling	3Q 2011	2Q 2012
Construction and Commission	1Q 2009	Mid 2012
Production	Mid 2012	TBA

2.4 Provide a *description* of the action, including *all activities* proposed to be carried out as part of the proposed action.

Exploration programs have indicated the presence of significant natural gas and condensate volumes in the permit area. The Ichthys Field consists of two reservoirs, Brewster Member and Plover Formation. Estimates of the recoverable hydrocarbon resource indicate over 269 000 Mm^3 (9.5 Tcf) of gas, and 49.6 GL (312 MMbbls[1]) condensate. The estimated CO_2 content averages 8.5 % in the Brewster Member and 17% in the Plover Formation.

The Project proposal includes the transport of two phase gas from the Ichthys field via a subsea pipeline to the proposed onshore processing facilities located on South Maret Island. The proposed subsea pipeline route from the field to South Maret Island is illustrated in Figure 2.

[1] MMbbls ('million barrels') is the standard oil field unit, and Mm^3 (million metres cubed) is the Standard International (SI) unit for hydrocarbon liquids.


WA-285-P
Echuca Shoal
Browse Island
Proposed Pipeline approx 191km
Maret Islands
13° 40' S
14° 00' S
14° 20' S
14° 40' S
123° 00' E
123° 40' E
124° 00' E
124° 20' E
124° 40' E
125° 00' E
0
30
60
kilometres
MARET
ISLANDS
CHIPELAGO

Figure 2: Proposed Development Area with Pipeline Route, Onshore Area and Key Locations. (Inset: Maret Islands)

The offshore development concept consists of a number of drilling centres (subsea wells and manifolds), with infield flowlines/flexible risers for submarine transfer of the reservoir fluid to the CPF. Dehydrated two phase gas will be exported to the Maret Islands via a subsea pipeline. Figure 3 illustrates the offshore development concept.


PRODUCTION FACILITIES
(SEMI-SUBMERSIBLE)
SUBSEA
PIPELINE
TO SHORE
SUBSEA
ISOLATION
VALVE
RISER
BASE
FLEXIBLE
RISERS (TYP)
PRODUCTION
DRILLING
CENTRE (TYP)

Figure 3: Indicative Schematic of the Offshore Facilities

An alternative CPF concept involves the installation of a fixed structure (TLP, Jacket, etc.) in the permit area, or the installation of a fixed platform in shallow water (100 – 120 m) approximately 35 km to 50 km from the field. This would be located in Commonwealth waters adjacent to the subsea pipeline route to either South Maret Island or Champagny Island. Additional CPF's and looping of the subsea pipeline may be required for the full development of the field.

The proposed onshore processing facilities consists of the slug catcher, gas treatment plant (condensate and LPG extraction, CO_2 removal) and LNG plant, with the slug catcher and gas treatment plant being integrated upstream of the LNG plant. The maximum capacity of the LNG Plant will extend up to 12 Mtpa comprising two 6 Mtpa trains.

The Project will come under Commonwealth jurisdiction for offshore facilities and the offshore component of the subsea gas export pipeline, and Western Australian jurisdiction for near-shore (i.e. within 3 nautical miles of the coast) and onshore facilities.

The main components of the Ichthys Field Development include:

- Subsea wells and manifolds tied back to the CPF
- Subsea gas export pipeline to shore
- Onshore gas pipeline
- Onshore processing facilities
    - Phase 1 – 1 x 6 Mtpa
    - Phase 2 – 1 x 6 Mtpa (at some time in the future)

- Onshore storage for condensate, LPG and LNG
- Materials Offloading Facility (MOF)
- Product offloading jetty(s)
- Airport
- Accommodation and associated infrastructure
- Causeway between South and North Maret Islands.

These components are described in detail below.

Satellite Subsea Wells and Manifolds Tied Back to Central Processing Facilities

- Production Rates: the production rates of the facilities will vary between approximately 34 Msm^3/d (1200 MMscfd) in Phase 1 and a total of 68 Msm^3/d (2400 MMscfd) when the 2nd LNG train starts up in Phase 2
- Drilling centres will be installed to support approximately 35 to 40 wells phased over the field life. The exact number, location and timing of the drilling centres and wells can only be determined after gaining some production performance data from the field
- Exact (or nearest to) location: the proposed CPF location is at the coordinates indicated in Section 1.3
- Water depth: 230 m (LAT) to 280 m (LAT)
- Use of additives etc: MEG/Methanol will be required for hydrate inhibition of subsea flowlines; corrosion inhibitors and wax inhibitors may also be required
- Discharges: the main discharges to air will be the combustion gases from the power generation and gas compression turbines.
- Gas compression: timing and amount of compression required will depend on production rates selected and the performance of the field over time.
- Flaring: will be minimised as far as practical other than where required for safety reasons
- Manning requirements: 50-100 personnel depending on operating and maintenance philosophy adopted
- Service requirements (boats, aircraft) etc: main mode of personnel transport to these offshore facilities will be by helicopter. Supply boats will deliver materials/goods on a regular basis to support operation and maintenance activities.

Subsea Gas Export Pipeline to Shore

- Length: approximately 200 km
- Location: as shown in Figure 2
- Size: 863.6mm (34") to 1016mm (40") nominal bore
- Materials: carbon steel
- Construction features: secondary stabilisation of the pipeline will be required and will involve trenching and/or rock dumping
- A second pipeline may be required in parallel with the first pipeline for the expansion of LNG production.

Onshore Gas Pipeline

- Length: approximately 1 km
- Location: South Maret Island
- Materials: carbon steel
- Below ground at shore crossing to plant
- Tracks and racks within plant.

Onshore Processing Facilities

- South Maret Island
- Phase 1 – 1 x 6 Mtpa train
- Phase 2 – an additional 1 x 6 Mtpa train

- Emissions: green house gases will be a major emission from the plant. INPEX is currently studying various alternatives to manage this issue.
- Flaring: will be minimised as far as practical other than where required for safety reasons
- Discharges: cooling water.

Onshore Product Storage

- Location: South Maret Island
- Product stored: LNG, propane, butane and stabilised condensate
- Stored volumes: For Phase 1 LNG 280 000 m^3, propane 80 000 m^3, butane 50 000 m^3, condensate 120 000 m^3. For Phase 2 additional storage will be required or alternatively more frequent offloading of product

Materials Offloading Facility (MOF)

- Location: South Maret Island
- Land-backed structure with a face wall comprising tied-back tubular interlocking piles.
- This will also service the offshore and onshore producing operations after the start of production during the life of the field.
- A breakwater will be required.

Product Offloading Jetty(s)

- Location: South Maret Island
- One or two offloading jetties may be required depending on production rates and frequency of product offloading
- Construction: precast concrete and/or steel
- Length: 400 m (possible breakwater required).

Airport

- Location: North Maret Island
- Runway dimensions: minimum 2000 m long
- Type of fixed wing aircraft: BAe146 or comparable
- Helipad to support of the offshore operations.
- Refuelling facilities.

Accommodation and Associated Infrastructure

- Accommodation camp – location and capacity: North Maret Island. During construction accommodation will be provided for a peak workforce of approximately 2000 to 3000 personnel. During producing operations accommodation will be provided for approximately 300 - 400 personnel depending upon final plant operation and maintenance philosophy
- Personnel will rotate on a 'fly-in/fly-out' basis because of the remote location
- Access roads: based on laterite backfill with bitumen coating to seal
- Power generation: gas-turbine driven power generators, diesel-fired blackstart generators on standby
- Water supply: potable and plant use by desalination of sea water by reverse osmosis
- Waste water: including sewage treatment plant will be provided.
- All buildings and infrastructure will be designed and constructed to withstand the regions cyclonic conditions using industry accepted standards and criteria.

Workforce

- During construction accommodation will be provided for a peak workforce of approximately 2000 to 3000 personnel
- During producing operations accommodation will be provided for approximately 300 - 400 personnel depending upon final plant operation and maintenance philosophy
- Personnel will rotate on a 'fly-in/fly-out' basis because of the remote location

Causeway between North and South Maret Islands

- Dimensions: approximately 500 m in length
- Construction materials: reinforced concrete base with culverts covered with core of laterite which in turn is covered with twin layer of rock armour.

2.5 Provide an *explanation of the context* in which the action is proposed to take place, including any relevant planning framework (for example, relevant management plans or State or Local Government approvals). Indicate whether, and in what way, the action is *related to other actions or proposals* that may have already occurred, are occurring, or are likely to occur, at a future date. You should also provide the name(s) of the Local Council and/or Local Government Area the action will take place in, if relevant.

INPEX is a Japanese oil and gas company headquartered in Tokyo, with substantial interests in oil and gas projects in Australia and internationally. As the sole permittee, INPEX intends to develop the Ichthys Field to produce condensate, LPGs and LNG for export. Initial production will be sold into Japan and other export markets in the Asia-Pacific region.

Commonwealth Legislation

The *Environment Protection and Biodiversity Conservation Act 1999* is the primary piece of legislation for the protection of environmental matters of national significance. This proposal will be referred to the Commonwealth Department for the Environment and Heritage in accordance with requirements of the *EPBC Act 1999.*

Other relevant Commonwealth legislation and regulations include, but are not limited to:

- Australian Ballast Water Management Requirements and Australian Quarantine Regulations
- *Australian Heritage Commission Act (No 1) 2003*
- *Australian Heritage Commission Act 1975*
- *Australian Maritime Safety Authority Act 1990*
- Environment Protection and Biodiversity Conservation Regulations 2000
- *Environmental Protection (Sea Dumping) Act 1981*
- *Fuel Quality Standards Act 2000*
- *Hazardous Waste (Regulations of Export and Imports) Act 1989*
- *Historic Shipwrecks Act 1976*
- *Native Title Act 1993*
- *Navigation Act 1912*
- *Ozone Protection and Synthetic Greenhouse Gas Management Act 1989*
- Petroleum (Submerged Lands) (Management of Environment) Regulations 1999
- *Petroleum (Submerged Lands) Act 1967*
- *Protection of the Sea (Prevention of Pollution from Ships) Act 1983*
- *Quarantine Act 1908*
- *Sea Installations Act 1987.*

Western Australian Legislation

The *Environmental Protection Act 1986* represents the primary statute for the protection of the environment in the State of Western Australia. This proposal will be referred to the Western Australian Environmental Protection Authority (EPA) in accordance with the requirements of the *Environmental Protection Act 1986.*

Other relevant Western Australian legislation and regulations that are likely to apply to this proposal include:

- *Aboriginal Heritage Act 1972*
- *Agriculture and Related Resources Protection Act 1976*

- Clean Air Regulations 1967
- *Conservation and Land Management Act 1984*
- *Dangerous Goods (Transport) Act 1998*
- Environmental Protection (Clearing of Native Vegetation) Regulations 2004
- Environmental Protection (Controlled Waste) Regulations 2004
- Environmental Protection (Liquid) Waste Regulations 1996
- Environmental Protection (NEPM-NPI) Regulations 1998
- Environmental Protection (Noise) Regulations 1997
- *Explosives and Dangerous Goods Act 1961*
- *Jetties Act 1926*
- *Land Administration Act 1997*
- *Local Government Act 1995*
- *Marine and Harbours Act 1981*
- *Maritime Archaeology Act 1973*
- *Pearling Act 1990*
- *Petroleum (Submerged Lands) Act 1982*
- *Petroleum Act 1967*
- *Petroleum Pipelines Act 1969*
- *Pollution of Waters by Oil and Noxious Substances Act 1987*
- *Port Authorities Act 1999*
- *Shipping and Pilotage Act 1967*
- *Soil and Land Conservation Act 1941*
- *Western Australian Marine Act 1982*
- *Wildlife Conservation Act 1950.*

International Covenants and Agreements

- Chinese Australia Migratory Birds Agreement (CAMBA)
- Convention on International Trade in Endangered Species of Wild Fauna and Flora (CITES)
- Convention on the Conservation of Migratory Species (CMS)
- Convention on the Conservation of Migratory Species of Wild Animals (Bonn Convention)
- International Convention for the Prevention of Pollution from Ships 1978 (MARPOL)
- International Convention on Oil Pollution Preparedness, Response and Co-operation 1990
- Japan Australia Migratory Birds Agreement (JAMBA)
- Protocol to International Convention on the Prevention of Marine Pollution by Dumping of Waste and Other Matter 1972 (London (Dumping) Convention 1972)
- Vienna Convention for the Protection of the Ozone Layer and the Montreal Protocol on Substances that Deplete the Ozone Layer
- World Bank EIA Standard/Guideline.

Ancillary Approvals, Permits and Licences

In addition to Ministerial Approval and any conditions attached to such approval, a number of ancillary approvals, permits and licences will be required to enable construction and operation to proceed. Such permits and licences include, but are not limited to:

- Dredging Permit
- Sea Dumping Permit
- Dangerous Goods Transport Licences
- Vegetation Clearing Permit
- Works Approval Permit
- Licence to Operate/Emit
- Pipeline and infrastructure licences
- Sea Installations, Drilling and Works Approvals
- Consent to Construct

- Production Licence.

Numerous Environment Plans or Environmental Management Plans under relevant Commonwealth or State legislation will also be required for drilling and well installation, pipe lay, operations and ultimate decommissioning of facilities.

Local Government Jurisdictions

- Onshore facilities: Maret Islands, Shire of Wyndham – East Kimberley.
- Construction and supply base: Broome, Shire of Broome.

2.6 If you are considering making a referral of a stage or component of a larger action, you must provide information about the larger action and details of any interdependency between the stages/components and the larger action. If appropriate, you may also provide justification as to why you believe it is reasonable for the proposed action, that is the subject of this referral, to be considered separately from the larger proposal (see the Referral Guide).

> **Section 74A of the EPBC Act provides that the Environment Minister may not accept a referred action that is a component of a larger action. If the Environment Minister does not accept the referral, he or she is not permitted to make a decision on whether the action is a controlled action. The Environment Minister may request the person proposing to take the action to refer the larger action for consideration under the EPBC Act (see also Fact Sheet).**

Development of the Ichthys Field is not related to any other proposals.

3. Description of the project area and the affected area

Note: You must include a *map(s)/plan(s)* clearly showing the location of the action, and any relevant features referred to in 3.1. (A general location map (eg, 1:250 000 scale) and a more detailed map/*plan* showing the elements of the proposal may be appropriate. If available, an aerial photograph or other photograph of the site can be included.)

3.1 Describe the affected area referring, as appropriate, to attached maps, plans and aerial photos. In particular, indicate on the map the location of any of the following features: World Heritage properties, National Heritage places, Ramsar wetlands, listed threatened species or communities and/or known habitat for these species or communities, listed migratory species and/or known habitat for these species, Commonwealth marine areas and Commonwealth land, listed Commonwealth Heritage places, conservation reserves/parks, and areas of remnant native vegetation.

Kimberley Coast

The Kimberley coast is characterised by a broad continental shelf dotted with reefs, banks, shoals and near-shore islands, often fringed with coral reefs (Burbidge, McKenzie and Kenneally 1991). The coastline is remote and mostly inaccessible with little supporting infrastructure. Population density is sparse, with the exception of Broome in the south, and remote coastal communities such as Derby and Kalumburu.

Over 2000 islands extend throughout the Buccaneer and Bonaparte Archipelagos. Tidal ranges in this area are extreme (up to 10 m), which produce turbid waters that may extend seaward for several kilometres.

The regional climate is typically tropical with distinct wet and dry seasons. Rainfall is highly seasonal and is characterised by a heavy tropical signature with monsoonal and infrequent cyclonic rains during summer. Annual average rainfall is highly variable, with a median average rainfall of 600 mm at Broome and 622 mm at Derby, with most rainfall occurring during the summer months (Bureau of Meteorology 2006).

The EPBC Act Protected Matters Search Tool was accessed on 04/04/06 and a report generated for the development area including Champagny and North and South Maret Islands, infield facilities and pipeline routes. The search area is described in Appendix 1.

A summary of search outputs is provided in Table 1 and confirms there are no World Heritage Properties, National Heritage Place, Wetlands of International Significance or Threatened Ecological Communities in the proposed development area. 15 threatened species, 30 migratory species, 72 listed marine species, and 24 cetacean species may occur in the development area. The listed species includes various species of pipefishes, seahorses, sea snakes, turtles and crocodiles. Further details of the threatened and migratory species are provided in Table 2 and Table 3 respectively. An historic shipwreck located at Browse Island also appears on the National Register of Estate.

Table 1: Protected Matters Report Summary for Maret Islands and Surrounding Waters

Matter	Status
World Heritage Properties	None
National Heritage Places	None
Wetlands of International Significance	None
Commonwealth Marine Reserves	Relevant
Threatened Ecological Communities	None
Threatened Species	15
Migratory Species	30
Commonwealth Lands	None
Commonwealth Heritage Places	None
Place on Register of National Estate	1
Listed Marine Species	72
Whales and Other Cetaceans	24
Critical Habitats	None
Commonwealth Reserves	None

Table 2: Threatened Species

Threatened Species	Status	Presence Type
Birds		
Erythrotriorchis radiatus Red goshawk	Vulnerable	Species or species habitat likely to occur within area
Erythrura gouldiae Gouldian finch	Endangered	Species or species habitat may occur within area
Geophaps smithii blaauw Partridge pigeon (western)	Vulnerable	Species or species habitat likely to occur within area
Malurus coronatus coronatus Purple-crowned fairy-wren (western)	Vulnerable	Species or species habitat likely to occur within area
Tyto novaehollandiae kimberli Masked owl (northern)	Vulnerable	Species or species habitat may occur within area
Mammals		
Balaenoptera musculus Blue whale	Endangered	Species or species habitat may occur within area
Dasyurus hallucatus Northern quoll	Endangered	Species or species habitat may occur within area
Megaptera novaeangliae Humpback whale	Vulnerable	Breeding known to occur within area
Mesembriomys macrurus Golden-backed tree-rat	Vulnerable	Species or species habitat may occur within area
Reptiles		
Caretta caretta Loggerhead turtle	Endangered	Species or species habitat may occur within area
Chelonia mydas Green turtle	Vulnerable	Breeding known to occur within area
Dermochelys coriacea Leathery turtle, leatherback turtle, luth	Vulnerable	Species or species habitat may occur within area
Eretmochelys imbricata Hawksbill turtle	Vulnerable	Species or species habitat may occur within area
Natator depressus Flatback turtle	Vulnerable	Species or species habitat may occur within area
Sharks		
Rhincodon typus Whale shark	Vulnerable	Species or species habitat may occur within area

Table 3: Migratory Species

Species	Status	Presence Type
Migratory Terrestrial Species		
Birds		
Coracina tenuirostris melvillensis Melville cicadabird	Migratory	Species or species habitat may occur within area
Erythrura gouldiae Gouldian finch	Migratory	Species or species habitat may occur within area
Haliaeetus leucogaster White-bellied sea-eagle	Migratory	Species or species habitat likely to occur within area
Hirundo rustica Barn swallow	Migratory	Species or species habitat may occur within area
Petrophassa smithii blaauwi Western partridge pigeon	Migratory	Species or species habitat likely to occur within area
Poecilodryas superciliosa cerviniventris Derby white-browed robin	Migratory	Species or species habitat likely to occur within area
Rhipidura rufifrons Rufous fantail	Migratory	Species or species habitat may occur within area
Migratory Wetland Species		
Birds		
Charadrius veredus Oriental plover, oriental dotterel	Migratory	Species or species habitat may occur within area
Glareola maldivarum Oriental pratincole	Migratory	Species or species habitat may occur within area
Numenius minutus Little curlew, little whimbrel	Migratory	Species or species habitat may occur within area
Migratory Marine Birds		
Puffinus leucomelas Streaked shearwater	Migratory	Species or species habitat may occur within area
Sterna anaethetus Bridled tern	Migratory	Breeding known to occur within area
Sula leucogaster Brown booby	Migratory	Breeding known to occur within area
Migratory Marine Species		
Mammals		
Balaenoptera bonaerensis Antarctic minke whale, dark-shoulder minke whale	Migratory	Species or species habitat may occur within area
Balaenoptera edeni Bryde's whale	Migratory	Species or species habitat may occur within area
Balaenoptera musculus Blue whale	Migratory	Species or species habitat may occur within area
Dugong dugon Dugong	Migratory	Species or species habitat likely to occur within area
Megaptera novaeangliae Humpback whale	Migratory	Breeding known to occur within area
Orcaella brevirostris Irrawaddy dolphin	Migratory	Species or species habitat may occur within area

Species	Status	Presence Type
Orcinus orca Killer whale, orca	Migratory	Species or species habitat may occur within area
Physeter macrocephalus Sperm whale	Migratory	Species or species habitat may occur within area
Sousa chinensis Indo-pacific humpback dolphin	Migratory	Species or species habitat may occur within area
Tursiops aduncus (Arafura/Timor Sea populations) Spotted Bottlenose Dolphin (Arafura/Timor Sea populations)	Migratory	Species or species habitat likely to occur within area
Reptiles		
Caretta caretta Loggerhead turtle	Migratory	Species or species habitat may occur within area
Chelonia mydas Green turtle	Migratory	Breeding known to occur within area
Crocodylus porosus Estuarine crocodile, salt-water crocodile	Migratory	Species or species habitat likely to occur within area
Dermochelys coriacea Leathery turtle, leatherback turtle, luth	Migratory	Species or species habitat may occur within area
Eretmochelys imbricata Hawksbill turtle	Migratory	Species or species habitat may occur within area
Natator depressus Flatback turtle	Migratory	Species or species habitat may occur within area
Sharks		
Rhincodon typus Whale shark	Migratory	Species or species habitat may occur within area

Marine Areas

The Ichthys Field lies on the continental shelf in Commonwealth waters within Permit WA-285-P with water depths ranging from 230 m to 280 m (refer to Figure 4). No ecological surveys relevant to the development area have been published. Preliminary field surveys carried out by the proponent in the vicinity of the Ichthys Field (September 2005) suggest the dominance of a barren sand seabed prone to strong currents and mobile sediments. Benthic communities are sparsely distributed in shallower waters, depending upon seabed substrates which range from muds, rippled sands, low semi-exposed pavements and upstanding reefal features. Soft substrates appear to support a low diversity and sparse array of epi-benthic organisms, primarily small gorgonians, sponges, and tube worms. Hard substrates support diverse assemblages which include small sea whips, sponges, gorgonians, crinoids, and black corals. Infauna surveys identified 117 nominal species across ten phyla of varying abundance. Infauna assemblages are characterised by polychaete worms (Annelida) and crustaceans (Arthropoda).

Regional features in the development area include Echuca Shoal and Browse Island. Echuca Shoal is located approximately 70 km east of the proposed location of the CPF and is characterised by a diverse assemblage of corals including *Porites*, *Faviids*, and *Acroporids*. Soft corals include small sea whips (*Junceella*) and members of the genera *Dendronephthya*, *Sacrophton* and *Sinuloaria*. All taxa are common in tropical Western Australian reefal habitats. Browse Island (refer to Figure 2) is classified a Class C Nature is located approximately 35 km from the proposed central processing facilities. Browse Island is a sand and limestone cay situated on a limestone reef and coral reef and

covers an area of 13 ha. The remnants of historical phosphate mining on the island have left a significantly disturbed surface. The island represents an important turtle nesting site, particularly for the green turtle (*Chelonia mydas*). Browse Island is the nearest land to the Ichthys Field (approximately 35 km). Through environmental studies, INPEX will demonstrate Browse Island's environmental values are not a risk from the development.


Legend
Petroleum Permit
WA-285-P

Figure 4: Bathymetric Map of WA-285-P Permit and Surrounding Area

There is little information available in regard to the near-shore marine environment of the Maret Islands. Preliminary site investigations by INPEX (June 2004) show that near shore sea bed conditions are characterised by scattered outcroppings of coral reefs with near surface conditions dominated by sand. A number of rocky outcrops and near-surface reefs are located around the islands. Extensive reef structures exist to the north and south west of the islands.

Table 2 and Table 3 provide a detailed list of threatened and migratory marine species that occur in the region of the Maret Islands. While various marine mammals are known to occur broadly within the region, the annual migration of the humpback whale is possibly the most significant. Figure 5 shows the limited extent of information in regards to humpback whale activity in the development area. This data gap will be addressed through cetacean surveys throughout the development region (refer to Figure 6).

The inshore waters and sandy beaches of the Kimberley Islands are considered important habitat for five species of turtle listed in Table 2. The green turtle (*Chelonia mydas),* hawksbill turtle (*Eretmochelys imbricate),* flatback turtle (*Natator depressus)* and loggerhead turtle *(Caretta caretta)* are known to nest on beaches throughout the region. Preliminary investigations by INPEX (September 2005) indicate the key turtle species present at the islands of interest is the hawksbill turtle.


LOCATION AND ESTIMATED PERIOD OF HUMPBACK WHALE ACTIVITY IN WA
The major calving ground identified is situated in the Kimberly region - Camden Sound.
CAMDEN SOUND
Resting/Milling Calving Area
WYNDHAM
DERBY
BROOME
PORT HEDLAND
DAMPIER
KARRATHA
ROEBOURNE
EXMOUTH GULF
Resting area with Calves
CARNARVON
SHARK BAY
Resting area with Calves
MEEKATHARRA
MT MAGNET
LEONORA
GERALDTON
Jurien Bay
Lancelin
KALGOORLIE
PERTH
FREMANTLE
KWINANA
MANDURAH
GEOGRAPHE BAY
Resting area with Calves
BUNBURY
BUSSELTON
ESPERANCE
Walpole
Denmark
ALBANY
May
June
July
Aug
Sept
Oct
Nov
Migration Route
Peak Northbound Migration
Peak Southbound Migration
Broome to Camden Sound
Port Hedland to Broome
NW Cape to Port Hedland
Carnarvon to NW Cape
Jurien Bay to Carnarvon
Geographe Bay to Jurien Bay
North Bound Peak
South Bound Peak
South Bound Cow/Calf Peak
Camden Sound - Resting/milling area/calving area
Exmouth Gulf - Resting area with calves
Shark Bay - Resting area with calves
Geographe Bay - Resting area with calves
(Megaptera novaeangliae) The most recognised great whale species.
Notable for their long flippers, complex 'songs' and frequent aerial behaviours.
Length 14-18 metres.
NORTHERN TERRITORY
SOUTH AUSTRALIA
Department of Industry and Resources

Figure 5: Location and Estimated Period of Humpback Whale Activity in WA (Source: DoIR 2003)


Cartier Islet
West Holothuria Reef
WA-285-P
Cape Bougainville
Long Reef
Scott Reef
Browse Is
BONAPARTE ARCHIPELAGO
Montesquieu Isl
Cape Voltaire
ADMIRALTY GULF
MONTAGUE SOUND
Bigge Is
YORK SOUND
Cetacean Study Area
BRUNSWICK BAY
Heywood Is
Adele Is
Buccaneer Archipelago
Roebuck Bay
Montgomery Is
Cockatoo Is
Doubtful Bay
COLLIER BAY
Sunday Strait
Cape Leveque
Lombadina
Bardi
Pender Bay
Emerieu Point
KING SOUND
Beagle Bay
Cape Baskerville
Coulomb Point
Derby
Broome
Roebuck Bay
Camballin
Fitzroy Crossing

Figure 6: Cetacean Study Area

3.2 Provide a *description of important features* of the project area and the affected area and show these on the attached map, including (if relevant to the project area or affected area) information about:

Terrestrial Environment

(a) soil and vegetation characteristics;

Preferred Development Site – Maret Islands

The geology of the Maret Islands is characterised by a lateritic cap averaging 15 m to 20 m thickness over a basalt base. The laterite is undifferentiated with the upper 10 m weathered and hardened, and the lower 5 to 10 m typically softer as evidenced by the eroding cliff faces. The basalt layer is a part of the Kimberley Carson Volcanics and is grey green to black in an angular blocky formation.

There is virtually no soil on North Maret Island and very little on South Maret Island. The surface of both islands is very rocky with broken laterite exposed at ground level. Interspersed between broken laterite is massive unbroken laterite at the surface.

North Maret has large open spaces of spinifex hummock grassland with some pockets of woodland in the centre (and wider) part of the island.

Observed flora species included the long fruited bloodwood (*Corymbia polycarpa* [previously *Eucalyptus polycarpa*]. This tree is the dominant woodland species on the plateau and occurs in extensive stands along the central western side of the island.

Other species include: *Grevillea pyramidalis*, wattles (*Acacia* sp. [*retinervis*?]), *Commelina ensifolia*, spinifex (*Triodia* sp.), *Distichostemon hispidulus*, tropical lily (*Crinum flaccidum*) naked lady (*Sarcostemma viminalis* ssp. *australe*), *Diospyros neritima*, *Gomphrena* sp., *Pandanus* sp. (*spiralis*?) and spear grass (*Heteropogon contortus*). Cliff and beach vegetation are particularly abundant on the western side of the island, with extensive development of sand dunes. Species observed include: lawyer vine (*Flagellaria indica*), *Gomphrena* sp., *Pittosporum* sp. (*moluccanum*?), coastal spinifex (*Spinifex longifolius*), beach morning glory (*Ipomea pes-caprae* ssp. *braziliensis*), *Scaevola* sp., *Pouteria sericea* and *Ptilotus spicatus* ssp. *spicatus*.

The plateau vegetation on South Maret Island appears significantly different to North Maret Island only in terms of density and abundance. The vegetation features some small, isolated areas of open hummock grassland, however the majority of the island is covered with thick woodland that in some areas (e.g. the north and west sides) could be regarded as closed forest. The canopy in these areas is approximately 5 to 7 m high and the undergrowth extremely dense with vine thickets.

All the flora species listed above for North Maret were found on South Maret, in addition the following were observed: *Eucalyptus* sp. (*bella* or *miniata*?) and *Asparagus racemosus*.
All species observed are widely abundant and commonly found throughout the Kimberley islands and mainland.

Alternative Development Site — Champagny Island
Champagny Island is an alternative development site located approximately 190 km from the Ichthys Field, 30 km from the nearest mainland location and 365 km from Broome. The island covers an area of 1 388 ha and lies in the Augustus Group of islands.

Champagny Island is characterised by hardened quartzitic Warton sandstone estimated to be approximately 300m thick (Gellatly and Sofoulis 1973). There is a prominent joint pattern in the Warton Sandstone that has led to some gullying at the surface which has eroded into blocky angular features.

Substantial gullies and creek lines run parallel to each other across the island, generally in a north-south direction. The north-eastern side of the island has significantly elevated topography relative to the remainder of the island, with peaks reaching greater than 50 m.

There are substantial beaches on the eastern and south-eastern sides of the island and steep cliff faces along the northern side of the island falling into the sea.

Preliminary aerial observations indicate the island is covered mainly with open scrub though a number of dense stands of Eucalyptus (*E. perfoliata*) and Acacia (*A. plectocarpa* and *A. tumida*). The understorey is dominated primarily by spear grass (Heterpogon contortus) and spinifex (*Triodia* sp. and *Spinifex longifolius*). Mangrove species (*Avicennia* sp.?) exist in the sheltered silty creeks along the southern side of the island.

(b) water flows, including rivers, creeks and impoundments;

There is no record of permanent water on the Maret Islands. Aerial photography suggests the presence of a small number of minor ephemeral water drainage lines. The presence of groundwater is highly unlikely given the volcanic/metamorphic characteristics of regional and island geology.

(c) the presence of outstanding natural features, including caves;

The Maret Islands have been allocated to a Landscape Protection area under the Shire of Wyndham – East Kimberley Local Planning Strategy. Both islands are characterised by a number of beach areas, with the remaining coast featuring steep cliff faces. The majority of the cliff faces have undercut as a result of erosion. Coastal cliffs up to 10 metres high occur in parts of the Maret Islands. There is no record of caves, or development of subterranean cave structures, which would be unlikely given the islands basaltic–lateritic geology.

(d) gradient;

North and South Maret Islands are characterised by slight relief. North Maret Island is relatively flat in contrast to South Maret Island which provides more relief with a peak elevation of 45 m.

(e) any buildings or other infrastructure;

None.

(f) any marine areas;

Refer to 3.1 for description of marine area.

(g) kinds of fauna in the area;

Preferred Development Site – North and South Maret Islands
The Project will require the removal of between 35% and 45% of the Maret Islands native vegetation that would otherwise provide potential habitat for terrestrial fauna. It is anticipated that there is no subterranean fauna present on the islands due to the volcanic–metamorphic characteristics of regional and island geology.

There are no known native mammals or marsupials observed on the Maret Islands and literature research of publicly available information has not revealed records of them being present. Anecdotal information (e.g. from Western Australian Museum and CALM) support this finding.

The reptile fauna on the Maret islands is abundant and provides much of the food source for the larger raptors and each other. Smaller lizards include species from the Gekkonidae (geckos), Agamidae (dragon lizards) and likely Scincidae (skinks) families. Unidentified species of sea snakes have been observed around the reefs of North Maret Island. Of particular note was the abundant presence of hawksbill turtle nests (*Eretmochelys imbricata*) on all the beaches of both islands.

Alternative Development Site – Champagny Island
The Project will require the removal of between 19% and 25% of Champagny Island's native vegetation that would otherwise potentially provide habitat for terrestrial fauna. It is anticipated that there is no subterranean fauna present on the islands due to the volcanic–metamorphic characteristics of regional and island geology.

There are many birds recorded around the Augustus group of islands, all of which are anticipated to be found at Champagny Island. Burbidge and McKenzie (1978) report that the mammal *Zyzomys*

woodwardii (large rock rat) may have been sighted on Champagny Island, though the evidence was not conclusive enough to positively identify the species. The large rock rat is common throughout the northern Kimberley and Northern Territory in similarly rocky environments (Watts & Aslin 1981). There is evidence in the literature that bats and a broad range of reptiles may also occur on Champagny Island (Burbidge & McKenzie 1978).

Refer to 3.1 for description of marine fauna.

(h) the current state of the environment in the area, including information about the extent of erosion, whether the area is infested with weeds or feral animals and whether the area is covered by native vegetation or crops;

The rugged and remote environment of the Maret Islands combined with very limited non-aboriginal human contact suggests the environment is largely undisturbed from its natural state. INPEX believes that no evidence exists indicating the presence of non-native species of plants or animals on Maret Islands.

(i) known Indigenous heritage values;

Preferred Development Site – North and South Maret Islands

There is only one known Aboriginal Heritage site listed on the Department of Indigenous Affairs register for South Maret Island. Details of this listed site are provided in Table 4.

Table 4: Maret Islands Registered Aboriginal Sites

Site Number	**K00132**
Name	South Maret Island
Site Type	Man made structure
Reliability	Reliable
Location	South Maret Island E714136 – N8402311
Restriction	Not Restricted

Alternative Development Site – Champagny Island

There are two known Aboriginal Heritage sites listed on the Department of Indigenous Affairs register for Champagny Island. Details of these listed sites are provided in Table 5.

Table 5: Champagny Island Registered Aboriginal Sites

Site Number	**K00179**
Name	Champagny Islands
Site Type	Painting, man made structure
Reliability	Unreliable
Location	E635137 – N8305161
Restriction	Not Restricted
Site Number	**K00180**
Name	Champagny Island
Site Type	Man made structure
Reliability	Unreliable
Location	E636637 – N8308661
Restriction	Not Restricted

Aboriginal heritage surveys will be conducted on both Champagny and the Maret Islands to ensure compliance with the Western Australian *Aboriginal Heritage Act 1972* and respect the wishes of the relevant Traditional Owners.

(j) any other characteristics or important features of the receiving environment if the action is by a Commonwealth agency or may affect Commonwealth land.

None that are known nor foreseen.

3.3 What is the *tenure* of the project area (for example is it freehold, leasehold or some other tenure)? If practicable, show on the attached map.

Preferred Development Site – Maret Islands

The Maret Islands are classified as vacant crown land and are subject to a Native Title Claim WC99/35 and Federal Court file number W6033/99. The proposal would require negotiation of Native Title agreement with the Uunguu claimants. The Department for Planning and Infrastructure will be approached for a licence under Section 91 of the *Land Administration Act 1997* to gain access to the Maret Islands for site investigations and studies

Alternative Development Site – Champagny Island

Champagny Island is classified Aboriginal Reserve land and is part of the Kunmunya Aboriginal Reserve administered by the Western Australian Aboriginal Affairs Planning Authority. The island is included in the Dambimangari native title claim. The claim was lodged with the National Native Title Tribunal (NNTT) in 1995 and was formally registered in 1999. The Federal Court has referred the Dambimangari claim to the NNTT for mediation, although only limited mediation has occurred to date. Access to Champagny Island for site investigations and studies will be coordinated through the Kimberley Land Council.

Depending on the results of detailed site selection studies, INPEX may consider a third location if the Champagny or the Maret Islands prove unsuitable.

Ichthys Field

The exploration permit WA 285-P lies solely within Commonwealth waters. INPEX is the operator and 100% equity holder of this permit. At the appropriate time in the development schedule, a portion of WA 285-P will be subject to acquisition of a production licence and will convert to a production area.

3.4 What are the current and/or proposed *land uses* for the project area?

Marine Areas
The Ichthys Field and surrounding waters are utilised by the Royal Australian Navy, Australian and Indonesian fishing operations, commercial shipping operations and other petroleum development enterprises.

Preferred Development Site
Both North and South Maret Islands are currently uninhabited with no commercial, industrial or residential developments ever having been constructed upon them.

Alternative Development Site
Champagny Island is an Aboriginal Reserve.

4. Nature and extent of the likely impacts of the action

4.1 Describe, as relevant to your project, the nature and extent of *likely impacts* on the following matters of national environmental significance protected by the EPBC Act:

(a) the world heritage values of a declared World Heritage property; or
(b) the heritage values of a listed National Heritage place; or
(c) the ecological character of a declared Ramsar wetland; or
(d) the members of a listed threatened species (except a conservation-dependent species) or any threatened ecological community, or their habitat, or
(e) the members of a listed migratory species or their habitat; or
(f) the environment in part of the Commonwealth marine area.

On the basis of information sourced from the Protected Matters Search Tool (Table 1) the proposal will have no impact on the following Matters of National Environmental Significance:

- World Heritage Properties
- National Heritage Places
- Wetlands of International Significance
- Threatened Ecological Communities

None of the matters listed above exist within the development area or within proximity to the area that could be affected by the proposed development.

Disturbance to native vegetation on the development site will be minimised as far as practicable. The total area required to be cleared for onshore development is estimated at between 260 ha and 340 ha, or 35% and 45% of the total area of the Maret Islands. If the Project were to occur on Champagny Island, it is estimated that the clearing of 260 ha to 340 ha, or 19% to 25% of the total area of Champagny Island would be required.

Fifteen (15) threatened species and thirty (30) migratory species may occur in the development area (refer to Table 2 and Table 3 respectively). Surveys for the presence of cetaceans, particularly humpback whales, will be designed and executed in accordance with *Australian National Guidelines for Whale and Dolphin Watching* (DEH 2005) to determine presence and activity, if any, in the development area. In the event cetaceans are detected in the area, strategies will be implemented to mitigate any potential impact. The location of the pipeline shore crossing is yet to be determined, but will be located and constructed in a manner that will have minimal impact on turtle nesting habitat and activities. This will be achieved through scheduling activities to avoid the nesting season, and to minimise light spill to nesting beaches. Construction of marine infrastructure including the jetty, tanker channel, and materials offloading facility will also be carried out in a manner designed to minimise impacts to turtle nesting areas and marine habitat. Operational impacts on whales and turtles are expected to be negligible and approved Environmental Management Plans will be in place prior to any development activities commencing.

The proposed action will be undertaken in part in a Commonwealth marine area. Activities within this area will be typical of offshore petroleum production operations, including:

- Drilling and operation of numerous subsea wells, manifolds and risers tied back to an offshore facility
- Installation and operation of an offshore facility
- Construction and operation of a subsea pipeline of approximately 200 km in length.

Drill cuttings and discharges can have adverse impacts on local water quality, pelagic and benthic communities. The proponent will manage all drill cuttings and discharges, in accordance with the guidelines for *Drilling Fluids Management* (DoIR 1998).

Construction of the subsea export pipeline will be conducted in accordance with an approved Pipeline Management Plan which will include minimising disturbance to cetaceans and migratory species and unnecessary disturbance to marine habitat.

Commissioning and operational impacts will be managed through a risk-based approach in accordance with legislated regulations and industry standards. Discharges, including hydrotest water and produced formation water will be managed through an Environmental Plan in accordance with relevant legislation.

Decommissioning will require an assessment of the best available option at the time facilities are decommissioned. This will take into account relevant safety, environmental and economic issues in order to produce a practical outcome that makes the best use of technology available at that time. A decommissioning concept will be developed during the environmental studies.

4.2 Describe, as relevant to your project, the nature and extent of likely impacts on the environment for the following category of proposed actions (in addition to the specific matters addressed above in 4.1):

(a) a nuclear action; or

The proposed action is <u>not</u> a nuclear action.

(b) an action by the Commonwealth or by a Commonwealth agency; or

The proposed action will <u>not</u> be undertaken by the Commonwealth or by a Commonwealth agency.

(c) an action that will be taken on Commonwealth land or that may affect Commonwealth land; or

The proposed action will not be undertaken on Commonwealth land or that may affect Commonwealth land.

(d) an action taken by the Commonwealth or by a Commonwealth agency that may affect a listed Commonwealth Heritage place or a place listed on the Register of the National Estate.

The proposed action will not affect a listed Commonwealth Heritage place or a place listed on the Register of the National Estate.

5. Measures aimed at avoiding or reducing significant impacts on matters protected under the EPBC Act

5.1 Describe any specific measures proposed as part of the action to avoid or lessen significant impacts on matters protected under the EPBC Act. Include a timeframe or workplan for implementation of any relevant measures.

> **Examples of relevant measures may include the timing of works to avoid critical periods for listed species, avoidance of habitat important for listed species from direct and indirect impacts, application of specific design measures to avoid or reduce impacts, or adoption of specific work practices to reduce or avoid impacts (see Referral Guide, Fact Sheet and 'Particular Manner' Guideline at http://www.deh.gov.au/epbc).**

Described above in Sections 3 and 4.1 respectively.

5.2 Describe any consultations undertaken with Indigenous stakeholders regarding the action, if relevant. Identify relevant stakeholders and the status of consultations at the time of referral.

Consultations with the Kimberley Land Council (representing the Dambimangari and Uunguu native title claimants) have taken place in regard to gaining access to various offshore islands in the Kimberley region. Ongoing consultation will be undertaken with the Kimberley Land Council and Traditional Owners during the assessment phase of this proposal and over the life of the project.

6. Information sources

6.1 List relevant references

> **You should also attach a copy of any relevant reports or documents that support the arguments and conclusions made in this referral. For example, any flora and fauna surveys or desktop investigations should be provided.**

6.2 For information given in sections 3 and 4 of this referral, please indicate:

(a) the source of the information; and
(b) how recent the information is; and
(c) how the reliability of the information was tested; and
(d) any uncertainties in the information.

Burbidge, A., N., McKenzie, and K. Kenneally 1991. *Nature Conservation Reserves in the Kimberley Western Australia.* Department of Conservation and Land Management, Western Australia.

Burbidge, A.A. and N. L. McKenzie 1978. *The Islands of the North-West Kimberley, Western Australia.* Dept. of Fisheries & Wildlife, Perth, W.A.

Bureau of Meteorology 2006. Accessed 23/01/06 <http://www.bom.gov.au/climate/averages/tables/>.

DEH 2005. *Australian National Guidelines for Whale and Dolphin Observation.* Department of the Environment and Heritage, Canberra, Australia.

DEH 2006.EPBC Search Tool, accessed 4th April 2006 <http://www.deh.gov.au/erin/ert/epbc/index.html />

DoIR 1998. *Drilling Fluids Management.* Western Australian Department of Industry and Resources, Perth, Western Australia.

DoIR 2003. *Location and Estimated Period of Humpback Whale Activity in Western Australia.* Western Australian Department of Industry and Resources, Perth, Western Australia.

Gellatly, D.C. & Sofoulis, J. 1973. Yampi, W.A. *1:250,000 Geological Series – Explanatory Notes Sheet SE/51-3.* Australian Geological Survey, Canberra, A.C.T.

Watts, C.H.S. & Aslin, H.J. 1981. *The Rodents of Australia.* Angus & Robertson, Sydney.

7. Signatures and Declarations

Section 489 of the EPBC Act states that the provision of false or misleading information is an offence punishable on conviction by imprisonment and fine.

7.1. Signature of person making the referral

I, Sean Kildare, declare that the information contained in this form is, to my knowledge, true and not misleading.

Signature:

Date: 1st May 2006

7.2. Signature of person proposing to take the action

I, Shinsuke Ban, declare that the information contained in this form is, to my knowledge, true and not misleading.

Signature:

Date: 1st May 2006

7.3. Declaration of person nominated as proponent in Section 1.3, if different from person proposing to take the action

I, ...*(full name)*, being (or agent acting on behalf of) the person nominated in Section 1.3 of this referral form as the nominated proponent agree to be designated as the proponent for the action described above if it is decided that the action requires approval under Part 9 of the EPBC Act.

Signature:

Date

Signature of person proposing to take the action:

Date

Fill in Section 7.4 if you believe that the proposal is not likely to have a significant impact on matters protected by the EPBC Act and that the proposal is therefore not a controlled action. Fill in Section 7.5 if you believe that the proposal is likely to have a significant impact on a protected matter and that the proposal is therefore a controlled action. (Note: This Section <u>must</u> be completed in *all cases* except where the referral is made by a State or Territory or a Commonwealth agency in relation to an action to be taken by another person.)

7.4. If you think your proposed action is not likely to have a significant impact on any of the matters listed in the table below, then you should select and complete the following statement and you should not mark any of the boxes in the table below.

I ....*(full name)*, being the person making this referral and the person proposing to take the action (or agent acting on behalf of the person) believe that the action described in this referral **is not a controlled action.**

Briefly provide reasons why you believe your proposed action is not a controlled action:
(Note: For an explanation of the term "controlled action", see the Referral Guide.)

OR

7.5. If you think that your proposed action is likely to have a significant impact on any of the matters listed in the table below, then you should select and complete the following statement. You must then mark 'Yes' against those matters on which you think it will have a significant impact, in the table below.

I, Sean Kildare, being the person making this referral and the person proposing to take the action (or agent acting on behalf of the person) believe that the action described in this referral **is a controlled action because of the following provisions of the Act**:

Significant Impact Likely	Controlling Provision
No	**World Heritage property** (Sections 12 and 15A - significant impacts on the values of a World Heritage property)
No	**National Heritage places** (Sections 15B and 15C – significant impacts on the values of a National Heritage place)
No	**Ramsar Wetland** (Sections 16 and 17B - significant impacts on the ecological character of a Ramsar wetland)
Yes	**Threatened species or ecological communities** (Section 18 and Section 18A - significant impacts on a listed threatened species or a listed threatened ecological community)
Yes	**Migratory species** (Sections 20 and 20A - significant impacts on a listed migratory species)

Significant Impact Likely	Controlling Provision
No	**Nuclear action** (Sections 21 and 22A - nuclear actions)
Yes	**Commonwealth marine area** (Sections 23, 24 and 24A - actions relating to the Commonwealth marine area and fishing in coastal waters managed by the Commonwealth)
No	**Commonwealth land** (Sections 26 and 27A - actions relating to Commonwealth land)
No	**Commonwealth action** (Section 28 - actions by the Commonwealth having a significant impact on the environment)

Briefly provide reasons why you believe your proposed action is a controlled action:
(Note: For an explanation of the term "controlled action", see the Referral Guide.)

INPEX Browse Ltd believes that the proposed Ichthys Field Development will have no effect on World Heritage Property, National Heritage Places, Ramsar Wetland or Commonwealth Land. The proposed development is not likely to have significant impacts on threatened species or migratory species. Given the development involves offshore facilities and a subsea pipeline in Commonwealth marine waters, and given the large scale of development involved, the project should be subject to formal assessment under Commonwealth and Western Australian environmental impact assessment processes. Formal assessment will utilise a proactive approach by the proponent to survey and describe the environmental values in the development region, and to develop appropriate management approaches to mitigate risk to these values.

If the person making this referral is, or is representing, a *small business* (a business having fewer than 20 employees), please provide an estimate of the time taken to complete this form.

Please Include

- The time spent reading the instructions, working on the questions and obtaining the information; and
- The time spent by all employees in collecting and providing this information.

hours minutes

END OF FORM

Appendix 1
EPBC Search Area April 06*


Adele Island
0
30.6km

Point 1	14	degrees	15	minutes	south	125	degrees	15	minutes	east
Point 2	14	degrees	0	minutes	south	124	degrees	30	minutes	east
Point 3	13	degrees	45	minutes	south	124	degrees	30	minutes	east
Point 4	13	degrees	45	minutes	south	123	degrees	0	minutes	east
Point 5	14	degrees	50	minutes	south	123	degrees	0	minutes	east
Point 6	14	degrees	50	minutes	south	123	degrees	45	minutes	east
Point 7	15	degrees	30	minutes	south	123	degrees	45	minutes	east
Point 8	15	degrees	30	minutes	south	124	degrees	32	minutes	east
Point 9	14	degrees	28	minutes	south	125	degrees	15	minutes	east

*Source: DEH 2006.

23) May 16, 2006 — Announcement of Resolution on Basic Principle of Maintaining Internal Control System

May 16, 2006

Announcement of Resolution on Basic Principle of Maintaining Internal Control System

At the meeting of the board of directors of INPEX Holdings Inc. held on May 16, 2006, the following basic principle of maintaining internal control system were decided.

1. System in order to guarantee that execution of duty as directors and employees conforms to law and the company articles

2. System regarding the retention and management of the information which relates to the execution of duty as directors

3. System of the regulation and others regarding the management of danger of loss

4. System in order to guarantee that duty as directors is executed efficiently

5. System in order to guarantee proper of the business in the company group which consists of INPEX Holdings Inc. and its subsidiary companies

6. Item regarding the particular employee in the case that auditors request to hire employees for their assistance

7. Item regarding the independence of the employees from the director

8. System regarding the report to auditors and other auditors from directors and employees

9. System in order to guarantee that other auditors audit effectively

24) May 16, 2006 Consolidated Financial Results for the year ended March 31, 2006 (Teikoku Oil)

26) May 16, 2006 Revision of Financial Forecasts for the year ending March 31, 2007 and Management Policy of INPEX Holdings Inc.

 

Revision of Financial Forecasts for the year ending March 31, 2007 and Management Policy of INPEX Holdings Inc.

(The following report is an English translation of the Japanese-language original.)

May 16, 2006

Company name	INPEX Holdings Inc.	Stock Exchange on which the Company is listed	Tokyo Stock Exchange
Code number	1605	Location of the head office	Tokyo

(URL http://www.inpexhd.co.jp/)

Representative	Naoki Kuroda, President
Contact person	Shuhei Miyamoto, General Manager, Corporate Communications Unit. TEL+81-3-5448-0205
Date of the meeting of the Board of Directors for the year ended March 31, 2006 financial results	May 16, 2006
Prepared in accordance with accounting principles generally accepted in the United States of America	No

I. Revision of Financial Forecasts

INPEX Holdings Inc. has revised its financial forecasts for the year ending March 31, 2007, which were previously announced on April 3, 2006. For your information, financial forecasts for the six months ending September 30, 2006 and dividend forecasts for the year ending March 31, 2007 were not announced on April 3, 2006.

1. Forecasts for consolidated financial results for the six months ending September 30, 2006

(Millions of yen)

	Net Sales	Ordinary income	Net income
Previous Forecasts : A	—	—	—
Revised Forecasts : B	375,000	209,000	48,000
Increase (Decrease) : B-A	—	—	—
Rate of Increase (%)	—	—	—

2. Forecasts for consolidated financial results for the year ending March 31, 2007

(Millions of yen)

	Net Sales	Ordinary income	Net income
Previous Forecasts : A	769,000	379,000	90,000
Revised Forecasts : B	794,000	419,000	97,000
Increase (Decrease) : B-A	25,000	40,000	7,000
Rate of Increase (%)	3.3	10.6	7.8

Reference: Net income per share for the year ending March 31, 2007 : ¥41,516.71 (Based on the number of shares issued on April 3, 2006 : 2,336,408 shares)

3. Forecasts for non-consolidated financial results for the six months ending September 30, 2006

(Millions of yen)

	Operational revenue	Ordinary income	Net income
Previous Forecasts : A	—	—	—
Revised Forecasts : B	1,500	0	0
Increase (Decrease) : B-A	—	—	—
Rate of Increase (%)	—	—	—

4. Forecasts for non-consolidated financial results for the year ending March 31, 2007

(Millions of yen)

	Operational revenue	Ordinary income	Net income
Previous Forecasts : A	29,000	26,500	26,500
Revised Forecasts : B	30,000	27,500	27,500
Increase (Decrease) : B-A	1,000	1,000	1,000
Rate of Increase (%)	3.4	3.8	3.8

Reference: Net income per share for the year ending March 31, 2007: ¥11,770.20 (Based on the number of shares issued on April 3, 2006 : 2,336,408 shares)

5. Forecasts for dividend per share for the year ending March 31, 2007

	Interim	Year End	Annual
Previous Forecasts : A	—	—	—
Revised Forecasts : B	—	6,250 JPY	6,250 JPY
Increase (Decrease) : B-A	—	—	—
Rate of Increase (%)	—	—	—

6. Reasons for the revisions

Based on the business environment such as increase of crude oil price and yen appreciation, INPEX Holdings Inc. revised its financial forecasts for the year ending March 31, 2007.

The above forecasts are calculated based on the following assumptions:

	Previous Forecasts	Revised Forecasts
Crude Oil Price (Brent)	Full year US$50/bbl	Full year US$55/bbl
Exchange rates	¥115/US$1	¥110/US$1

Note: The aforementioned forecasts are based on currently available information and contain many uncertainties. Changing business conditions including oil and gas price levels, production and sales plans, projects development schedules, government regulations and financial and tax schemes may cause actual results to differ from the above forecasts.

I. Management Policy

1. Management Strategy

On April 3, 2006, INPEX Corporation and Teikoku Oil Co., Ltd. integrated their businesses, and established a joint holding company, INPEX Holdings Inc. (the Company). INPEX Corporation and Teikoku Oil Co., Ltd. are wholly owned subsidiaries of the Company.

In pursuit of development of petroleum and natural gas which is the fundamental business of the Company, we seek to improve the productivity and profitability of our existing oil and gas fields in Japan and overseas. At the same time, we are working steadily and proactively to commercialize undeveloped oil and gas projects, particularly our operator projects. Furthermore, to ensure sustainable growth from the medium- to long-term perspective, we are leveraging to the maximum our substantially strengthened ability to obtain upstream interests as a consequence of the business integration by building a more balanced asset portfolio, further strengthening our solid financial base, and mobilizing our practical operational and technical capabilities. By maintaining and increasing our reserves and production of petroleum and natural gas, we will endeavor to secure stable profits over the medium to long term and to achieve enhanced corporate value over time.

2. Dividend Policy

In order to secure a stable supply of petroleum and natural gas resources efficiently, the Company aims to expand its operating base. To this end, we are reinforcing investments in exploration and development in Japan and overseas, as well as in maintenance and expansion of the supply infrastructure. The robust financial base of the Company is crucial for maintaining this level of investment. Therefore, our basic policy is to maximize corporate value through ongoing maintenance and enlargement of our reserves and production of petroleum and natural gas, while paying out cash dividends as direct compensation to shareholders, in light of the medium- to long-term prospects for the Company.

With the enactment of the Corporation Law, restrictions on the number of times for paying dividends have been eliminated. However, currently, we do not plan to pay quarterly.

3. Share Trading Unit

In order to improve the liquidity of our shares and to expand the diversity of shareholders participating in the equity market, including individual investors, the Company deems it necessary to establish a fair and stable stock price on the equity market. Although we have no plans to lower our minimum share trading unit for the time being, we carefully review it as necessary in the light of liquidity of shares, trends in transaction volume, and distribution of shareholders.

4. Medium-to Long Term Management Key Initiatives

The key management initiatives for the Company in developing petroleum and natural gas resources is achieving sustainable growth by maintaining and expanding reserves through reinvesting the cash flow obtained from existing oil and gas fields. By combining overseas projects that promise high growth potential due to expansion of reserves with domestic projects without the attendant country risk and foreign currency risk, we are seeking qualitative improvements in our asset portfolio. At the same time, by leveraging our business resources more effectively through an organic linkage of our overseas assets and domestic infrastructure, we aim to further enhance corporate value.

With the tougher conditions associated with acquiring resources overseas, the Company must take the opportunity of business integration to become a more robust enterprise possessing an enhanced ability to acquire interests in promising projects. The foremost management task is to achieve smooth integration of the two companies' organizations, with transition to an operational holding company after two years. As international competition intensifies, this represents the surest path to ensuring long-term growth by building a robust position for the Company.

We will continue to move forward with exploration and development in new and existing projects such as the Masela Block(Abadi) gas project in Indonesia and the WA-285-P (Ichthys) gas and condensate project in Australia, the Abu Dhabi offshore oil fields in the UAE, and the Azadegan field in Iran, Kashagan and ACG fields in the

Caspian Sea. Domestically, we are working to increase the scale of our natural gas business by exploiting domestic reserves located close to a strong market and by expanding our natural gas supply infrastructure. This involves plans to build a major pipeline as a substantial reinforcement of supply capacity to the North Kanto region where demand is expected to substantially exceed previous estimates, and where the Company already operates a network of pipelines. Since we anticipate continuous substantial investment in order to achieve the growth strategy of the Company, we must take all possible measures to raise the capital required.

We will undertake operations according to the following policies in order to implement the business strategy of the Company.

(1) Achieve Well Balanced Asset Portfolio

① Regional Diversification

Through business integration, the operating area of the Company has diversified to include Asia, Oceania, the Middle East, the Caspian Sea, Central and South America, and Africa, besides Japan, and the regional balance of our asset portfolio has improved significantly. However, we recognize the need to reduce our dependence on specific regions from the viewpoint of country and operating risks, and we will continue to be proactive in considering investment in other new promising areas.

② Balance between Crude Oil and Gas

In terms of output by products, the share of crude oil is about 60% compared with about 40% for natural gas as a result of business integration.

Since crude oil is a commodity highly sensitive to various factors, the selling price fluctuates in the marketplace. On the other hand, the term of sales contract with customers are for a short period(one year), the required investment for production and transportation facilities is relatively small and the development period is comparatively short compared with the natural gas projects. Accordingly, profitability can be achieved comparatively soon after discovery in the case of oil fields.

Commercial production of natural gas requires substantial investments and a long lead time of preparation for constructing liquefaction plants and pipelines. Because the buyer also must make large investments in LNG receiving facilities, stable and long-term sales contracts are essential. With an assurance of long term LNG supply to the customers, profitability can be maintained.

Regarding a new project, we focus on a balance between crude oil and natural gas to ensure efficient investment with a view to long-term cash flow.

③ Balancing the Project Phases among Exploration, Development and Production

Because crude oil and gas reserves are limited, we continuously seek to acquire new reserves in order to ensure stable profitability. Therefore, we reinvest in exploration to discover new reserves while maintaining our cash flow from production. Projects must be carried out continuously in order to allocate and balance our assets among exploration, development and production stages. To achieve this balance, we invest in exploration and undeveloped oil and gas assets.

④ Enhance Activities and Capabilities as an Operator

In acting as an operator, we face managerial issues such as the difficulty in securing manpower and the heavy burden of financing. However, involvement as an operator also increases our opportunities to obtain new working interests by improving our technical capabilities and winning recognition from oil and gas producing countries and international oil campaniles. The Company is pursuing opportunities to act as operator with the substantially enhanced technical capabilities resulting from business integration, while addressing the effective utilization of management resources.

⑤ Balancing Contractual Arrangements

We intend to diversify the risk of oil price volatility by balancing contractual arrangements among production

sharing contracts, or concession contracts, for which profit is linked to the price of oil, with service contracts, such as buyback or fixed margin contracts, for which profitability is less influenced by oil prices and amounts are fixed.

(2) Investments through Acquisition relative to the Expiration of Working Interests

The production sharing contract for the offshore Mahakam area, which is the Company's major gas production project, expires in 2017. Although we will negotiate to extend the contract, production is expected to decline in the long term as the remaining reserves decline even if the contract is renewed. We intend to maintain and increase production beyond 2017 by acquiring obtaining working interests from other companies or participating in new projects or taking over companies that have substantial production and stable cash flow.

(3) Enlarging the Company's Business Domain through Organic Linkage of Domestic and Foreign Assets

The Company aims to expand operations in the domestic natural gas market, which represents a stable base of earnings that is expected to grow. As well as building a natural gas pipeline network to supply the promising market in the Kanto-Koshinetsu region, we plan to expand production in the key Minami Nagaoka gas field. We also own promising undeveloped assets, primarily natural gas, in Indonesia and Australia, and to ensure their long-term growth, we will consider the possibilities of gas business integration that organically links these overseas gas assets with our domestic infrastructure, in aggressive pursuit of an enlarged business domain.

(4) Strengthening Relationships with Leading Domestic and International Oil and Gas Companies

Developing petroleum and gas involves considerable risks. Large-scale projects in particular require huge investments, presenting an insuperable obstacle for a single company. Typically, several companies form a consortium to share the risk, and this is the case internationally too. The Company plans to expand its business and diversify risk by increasing opportunities for participation in projects through enhanced cooperation with the major international oil companies, the national oil companies of oil and gas producing countries and leading private oil resource developers, trading companies and other energy-related companies.

(5) Promote an Efficient and Transparent Corporate Management

The Company bears the heavy responsibility of assuring a stable supply of energy to Japan in an efficient manner. Consequently, we recognize not only that our corporate social responsibility is increasing but also that it is essential that we exercise sensitivity in conducting business in communities in Japan and around the world. Therefore, we intend to manage our business efficiently and transparently in line with global standards.

(6) Environmental Efforts

Environmental issues, particularly global warming, are a matter of worldwide concern. We make every effort to minimize the effects on surrounding areas when we explore, develop, produce and sell energy resources. Also we are working to reduce our greenhouse gas emission reduction unit, reduce emissions of chemical substances, suppress emissions into the atmosphere and river systems, and to take measures to prevent soil pollution and reduce waste. Combustion of natural gas involves relatively small emissions of CO2 and NOx compared with combustion of other fossil fuels. Positioning natural gas as our core business, we intend to further promote the use of this clean fuel.

(7) Development of New Business

New technologies such as GTL (Gas to Liquids) and DME (Dimethyl Ether) produce synthesizing liquid fuel as oil substitute form by reforming natural gas at normal temperature. Their environmental benefits have attracted attention because the GTL products contain almost no pollutants. As the Company has large reserves of natural gas, we are participating in R&D projects for GTL and DME. Introduction of these new technologies is considered in our plans to develop a new gas fields.

In order to supply energy in a stable and efficient manner and thereby contribute to the good of society, the Company aims to maintain and expand its reserves and production by rapidly achieving synergy through business integration between INPEX and Teikoku Oil. We will seek to allocate our business resources optimally and

maintain the soundness of our financial position with a view to securing steady growth.

In addition, to fulfill our corporate social responsibility, we will strengthen corporate governance and compliance, and carry out strict safety management throughout our operations. Recognizing our obligation to protect the environment and to become an integral part of the communities where we operate, we aim to improve our corporate value over the long term.

5. Matters regarding the Parent Company

None applicable.

27) May 17, 2006 Financial Results for the year ended March 31, 2006 Presentation Material(Appendix)

Appendix : Additional Slides





TEIKOKU OIL CO., LTD.

Additional Slides : Financial Results for the year ended December 31, 2005 and Financial Results for the year ended March 31, 2006

Consolidated Subsidiaries and Affiliates

INPEX TEIKOKU

Domestic Operation

Oil and Gas-Related Businesses

Teikoku Oil Co., Ltd.
Teiseki Pipeline Co., Ltd.
Teiseki Propane Co., Ltd.
Teiseki Topping Plant Co., Ltd.
Offshore Iwaki Petroleum Co., Ltd.
Saitama Gas Co., Ltd.
Teiseki Transport System Co., Ltd.

Other Businesses
Teiseki Real Estate Co., Ltd.
Teiseki Drilling Co., Ltd.
Daiichi Warehouse Co., Ltd.

* Other Overseas operation companies 4
  (Local operating companies 2 , others 2)
* Liquidation
  (2 companies)

Overseas Operation

Teikoku Oil (Venezuela) Co., Ltd.* (Venezuela , Production)
Teikoku Gas Venezuela, C.A. (Venezuela , Exploration)
Teikoku Oil (D.R. Congo) Co., Ltd. (D.R. Congo , Production)
Teikoku Oil Company Panama, S.A. (Crude Oil Sales)
Teikoku Oil (Algeria) Co., Ltd. (Algeria , Development**)
The Egyptian Petroleum Development Co., Ltd. (Egypt , Production)
Teikoku Oil (North America) Co., Ltd. (U.S.A. Exploration)
Teikoku Oil (Con Son) Co., Ltd. (Vietnam , Exploration)

****
Teikoku Oil Ecuador (Ecuador , Production)***
Teikoku Oil Suez SOB Co., Ltd. (Egypt , Exploration)
Teikoku Oil Nile NQR Co., Ltd. (Egypt , Exploration)
Teikoku Oil Libya UK Ltd (Libya , Exploration)

Affiliate accounted for equity method
Japan Ohanet Oil & Gas Co., Ltd.

* Teikoku Oil (Venezuela) Co., Ltd. and Teikoku Oil (Sanvi-Guere) Co., Ltd. merged in June, 2005.
** Waiting for the government's approval
*** In a government approval process of interests transfer
**** New consolidated subsidiaries in 2005

INPEX


TEISEKI

Overview of Consolidated Financial Results for the year ended December 31, 2005


INPEX
TEIKOKU

Sales and net income increased, reflecting expansion of overseas business and higher oil price


Net Sales
(Millions of Yen)
84, 032
100, 716
(16,684 ↑ 20%)
2, 310
2, 222
81, 809
98, 406
110,000
100,000
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
Dec.2004
Dec.2005
Other Businesses
Oil and Natural Gas-Related Businesses


Operating Profit, Ordinary Income, Net Income
(Millions of Yen)
(6,297 ↑ 38%)
(7,544 ↑ 56%)
(6,209 ↑ 67%)
13, 533
21, 077
16, 523
22, 820
9, 276
15, 485
24,000
22,000
20,000
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
Dec.2004
Dec.2005
Operating Profit
Ordinary Income
Net Income

Net Sales by Products


INPEX
TEIKOKU

(Millions of Yen)

	Dec.2004	Dec.2005	Change	% Change
Natural Gas	34,534	38,004	3,470	10%
Liquefied Petroleum Gas	1,957	2,280	323	17%
Crude Oil	10,219	17,702	7,483	73%
Petroleum Products	33,372	38,365	4,993	15%
Iodine	704	818	114	16%
Others	1,021	1,234	213	21%
Oil and Natural Gas-Related Businesses	81,809	98,406	16,597	20%
Other Businesses	2,222	2,310	88	4%
Total	84,032	100,716	16,684	20%

INPEX


TEISEKI

Natural Gas Sales


INPEX
TEIKOKU

- **Sales for Teikoku Oil increased, reflecting sales expansion to industrial users, due to higher sales volumes by 2.4 billion yen and lower unit price by 0.8 billion yen.**
- **Venezuela projects were converted to fully be consolidated.**

(Millions of Yen)

	Dec. 2004	Dec. 2005	Change
Net Sales	34,534	38,004	3,470
(Teikoku Oil, Offshore Iwaki)	(34,534)	(35,928)	(1,394)
(Venezuela projects)		(2,075)	(2,075)

*(Teikoku Oil) 43.12MJ (10,300kcal) per 1 cubic meter

(Millions of M3)

	Dec. 2004	Dec. 2005	Change
Teikoku Oil Co., Ltd.	847	913	66
Offshore Iwaki Petroleum	95	91	△ 4
Venezuela projects		682	682
Sales Volume	942	1,685	743

Crude Oil Sales


INPEX
TEIKOKU

- Sales for D.R. Congo increased by higher oil price while sales volumes decreased by 2 shipments.
- Venezuela projects were converted to fully be consolidated, and the consolidation of The Egyptian Petroleum Development were fully from its first half of the year.

	Dec.2004	Dec.2005	Change
Sales Volume (thousand bbl)	2,847	3,779	932
Net Sales (Millions of Yen)	10,219	17,702	7,483

(Unit / Volume : thousand bbl, Value : Millions of Yen, Unit price : $/bbl)

(Segment Information)		Dec.2004	Dec.2005	Change	Increased (decreased) due to: (Billions of Yen)	
Teikoku Oil (D.R.Congo)	Volume	2,426	1,724	△ 702	Volume	△ 2.6
	Value	9,003	9,762	759	Unit price	3.0
	Unit price	35.62	51.36	15.74	Foreign exchange	0.4
The Egyptian Petroleum Development	Volume	352	726	374	Volume	1.0
	Value	941	2,378	1,437	Unit price	0.3
	Unit price	24.74	29.35	4.61	Foreign exchange	0.1
Venezuela projects	Volume		1,267	1,267		
	Value		5,246	5,246		
	Unit price		35.64	35.64		


TEISEKI

INPEX

Petroleum Products Sales


INPEX
TEIKOKU

- Sales increased by higher oil price and an increase in sales volume.

(Millions of Yen)

	Dec.2004	Dec.2005	Change
Net Sales	33,372	38,365	4,993

(Thousand KL)

Sales Volume of Teikoku Oil	Dec.2004	Dec.2005	Change
Sale of purchased products	385	405	20
(Storage and shipment operations at oil terminal)	(250)	(263)	(13)
Sales refined by Teikoku	210	220	10
Total	595	625	30

Cost of Sales/Exploration Expenses/ Selling, General & Administrative Expenses (SG&A)

 TEIKOKU



Millions of Yen
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
Cost of Sales
Exploration Expenses
SG&A
48,455
4,339
17,703
55,473
4,097
20,068
Cost of Sales increased by 7,018 millions of yen
Petroleum products & crude oil purchase and Gasoline tax 2,789
Venezuela projects 3,799
The Egyptian Petroleum Development 943
Teikoku oil (D.R. Congo) △1,498
Exploration Expenses decreased by 242 millions of yen
Overseas Exploration Expenses 340
Domestic Exploration Expenses △ 582
SG&A increased by 2,365 millions of yen
Venezuela projects 1,068
The Egyptian Petroleum Development 96
Dec.2004
Dec.2005

INPEX



Other Income/Expenses

INPEX TEIKOKU

- Decrease in the equity in earnings of affiliates
- Increase in the provision for allowance for losses on overseas investments

(Millions of Yen)

	Dec.2004	Dec.2005	Change
Other Income			
Interest income & Dividend income	764	990	226
Oil & gas royalties earned	584	721	137
Equity in earnings of affiliates	1,354	320	△ 1,034
Reversal of allowance for losses on overseas investments	199		△ 199
Miscellaneous income	951	1,568	617
Total other income	3,854	3,600	△ 254
Other Expenses			
Interest paid	368	608	240
Provision for allowance for losses on overseas investments		928	928
Provision for accrued estimated cost of abandonment of wells	146	95	△ 51
Miscellaneous losses	349	224	△ 125
Total other expenses	864	1,857	993

		Dec.2004	Dec.2005	Change
Provision for allowance for losses on overseas investments		△ 199	928	1,127
Breakdown	Provision	73	1,200	1,127
	Reversal	△ 272	△ 272	0
Overseas exploration investment		926	2,393	1,467
Breakdown	Exploration expenses	853	1,193	340
	Provision for allowance for losses on overseas investments	73	1,200	1,127

Extraordinary Income/Expenses

INPEX TEIKOKU

(Millions of Yen)

	Dec.2004	Dec.2005	Change
Extraordinary Income			
Gain on the sale of fixed assets	138	146	8
Gain on the sale of marketable securities		3,430	3,430
Reversal of allowance for doubtful receivables	14	1	△ 13
Total	153	3,578	3,425
Extraordinary Expenses			
Impairment Expenses		275	275
Total		275	275

INPEX





Balance Sheets




- Increase in the construction in progress by constructing new pipelines and facilities
- Increase in marketable securities due to higher stock price
- Increase in long-term borrowings due to new borrowings for domestic operations, etc.

(Millions of Yen)

	Dec.2004	Dec.2005	Change		Dec.2004	Dec.2005	Change
Current Assets	45,658	58,586	12,928	Current Liabilities	27,439	28,998	1,559
				Short-term borrowings	(4,406)	(5,175)	(769)
				Accounts payable-other	(14,211)	(14,323)	(112)
Fixed Assets	194,854	235,180	40,326	Long-Term Liabilities	44,986	65,230	20,244
Property, plant and equipment	114,220	125,418	11,198	Long-term borrowings	(13,529)	(23,847)	(10,318)
Buildings & structures	(79,763)	(79,346)	(△ 417)	Deferred tax liabilities	(12,611)	(23,277)	(10,666)
Construction in progress	(11,743)	(24,417)	(12,674)				
				Total Liabilities	72,425	94,229	21,804
Intangible assets	776	811	35	Minority interests in consolidated subsidiaries	2,150	2,320	170
Investments and other assets	79,858	108,949	29,091	Capital stock	19,579	19,579	-
Investments in securities	(68,381)	(96,025)	(27,644)	Capital surplus	11,225	11,230	5
Allowances for losses on overseas investments	(△ 2,253)	(△ 2,946)	(△ 693)	Retained earnings	114,999	127,688	12,689
				Net unrealized gain on securities	20,533	39,081	18,548
Oil and gas investments	(2,582)	(3,312)	(730)	Foreign currency translation adjustment	78	457	379
				Treasury stock	△ 479	△ 820	△ 341
				Total Shareholders' Equity	165,936	197,216	31,280
Total Assets	240,513	293,767	53,254	Total Liabilities, Minority Interests & Shareholders' Equity	240,513	293,767	53,254

Amounts in parenthesis ( ) above represent breakdown of each items

Statements of Cash Flows


INPEX
TEIKOKU

• **Increase in income before income taxes and minority interests and increase in long-term borrowings due to new borrowings for domestic operations etc.**

(Millions of Yen)

	Dec.2004	Dec.2005	Change
Cash and cash equivalents at the beginning of year	28,789	22,234	△ 6,555
Cash Flows from Operating Activities	19,225	15,118	△ 4,107
Income before income taxes and minority interests	(16,676)	(26,122)	(9,446)
Depreciation and Amortization	(10,160)	(8,962)	(△ 1,198)
Income tax paid	(△ 5,903)	(△ 10,045)	(△ 4,142)
Cash Flows From Investing Activities	△ 20,018	△ 20,287	△ 269
Additions to property, plant and equipment	(△ 15,964)	(△ 19,980)	(△ 4,016)
Acquisition of subsidiaries stock resulting	(△ 2,421)	(△ 107)	(2,314)
Payments for oil and gas investment	(△ 56)	(△ 3,083)	(△ 3,027)
Cash Flows from Financing Activities	△ 5,824	7,845	13,669
Proceeds from long-term debt	(260)	(14,860)	(14,600)
Cash dividends paid	(△ 1,823)	(△ 2,729)	(△ 906)
Effect of exchange rate on changes on cash and cash equivalents	16	632	616
Increase (decrease) in cash and cash equivalents	△ 6,601	3,309	9,910
Increase in cash and cash equivalents due to inclusion in consolidation	46	1	△ 45
Cash and cash equivalents at the end of year	22,234	25,545	3,311

Amounts in parenthesis ( ) above represent breakdown of each items

Statements of Income : Jan-Mar 2006


INPEX
TEIKOKU

(Millions of Yen)

	Mar.2006
Net Sales	27,718
Cost of Sales	12,807
Exploration Expenses	740
Selling, General & Administrative Expenses	4,699
Operating Profit	9,470
Other Income	5,249
Other Expenses	1,915
Ordinary Income	12,804
Extraordinary Income	
Extraordinary Expenses	2,587
Income Before Income Taxes and Minority Interests	10,216
Corporate & local taxes	3,731
Minority interests in earnings of consolidated subsidiaries	
Net Income for the Period	6,484

Sales by segment

Natural Gas	12,951
Liquefied Petroleum Gas	235
Crude Oil	3,995
Petroleum Products	9,867
Iodine	202
Others	466
Total	27,718

Equity in earnings of affiliate of Dai-Ichi Oil Development (4,067)

Amortization of exploration & development rights (1,067)

Loss for past investment in Venezuela projects due to change of contracts

Natural Gas Sales : Jan-Mar 2006

INPEX TEIKOKU

(Millions of Yen)

	FY12/05 1Q	Mar.2006	Change
Net Sales	12,032	12,951	919
(Teikoku Oil, Offshore Iwaki)	(11,616)	(12,281)	(665)
(Venezuela projects)	(415)	(669)	(254)

*(Teikoku Oil) 43.12MJ (10,300kcal) per 1 cubic meter

(Millions of M3)

	FY12/05 1Q	Mar.2006	Change
Teikoku Oil Co., Ltd.	280	323	43
Offshore Iwaki Petroleum	33	20	△ 13
Venezuela projects	140	202	62
Sales Volume	453	545	92

INPEX



Crude Oil Sales : Jan-Mar 2006



	FY12/05 1Q	Mar.2006	Change
Sales Volume (thou bbl)	864	700	△ 164
Net Sales (Millions of Yen)	3,507	3,995	488

(Unit/Volume : thousand bbl, Value : Millions of Yen, Unit price : $/bbl)

(Segment Information)		FY12/05 1Q	Mar.2006	Change	Increased (decreased) due to: (Billions of Yen)	
Teikoku Oil (D.R.Congo)	Volume	335	366	31	Volume	0.1
	Value	1,581	2,564	983	Unit price	0.6
	Unit price	45.15	59.83	14.68	Foreign exchange	0.3
The Egyptian Petroleum Development	Volume	179		△ 179	Volume	
	Value	414		△ 414	Unit price	
	Unit price	21.97		△ 21.97	Foreign exchange	
Venezuela projects	Volume	327	319	△ 8	Volume	△0.0
	Value	1,416	1,339	△ 77	Unit price	0.2
	Unit price	30.60	37.86	7.26	Foreign exchange	△0.3

The Egyptian Petroleum Development has not changed the fiscal year end, therefore its sales is not included

Forecast of the March 2007 Fiscal Year

(Billions of Yen)

	Dec. 2005A	Mar. 2007E	Change	% Change
Net Sales	100.7	119.8	19.1	19%
Cost of Sales	55.5	64.5	9.0	
Exploration Expenses	4.1	3.1	△ 1.0	
Selling, General & Administrative Expenses	20.0	21.0	1.0	
Operating Profit	21.1	31.2	10.1	48%
Other Income	3.6	9.8	6.2	
Other Expenses	1.9	5.1	3.2	
Ordinary Income	22.8	35.9	13.1	57%
Extraordinary Income	3.6	0.2	△ 3.4	
Extraordinary Expenses	0.3		△ 0.3	
Income Before Income Taxes and Minority Interests	26.1	36.1	10.0	38%
Corporate & local taxes	10.3	13.5	3.2	
Minority interests in earnings of consolidated subsidiaries	0.3	1.0	0.7	
Net Income for the Period	15.5	21.6	6.1	39%

Net Sales (Billions of Yen)

	Dec. 2005A	Mar. 2007E	Increase/ Decrease	Percent
Natural Gas	38.0	49.0	11.0	29%
Liquefied Petroleum Gas	2.3	2.3	0.0	0%
Crude Oil	17.7	19.6	1.9	11%
Petroleum Products	38.4	43.2	4.8	13%
Iodine	0.8	0.9	0.1	13%
Others	3.5	4.8	1.3	37%
Total	100.7	119.8	19.1	19%

INPEX


TEISEKI


INPEX
TEIKOKU

Forecast of Net Sales

Net Sales

(Billions of Yen)

	Dec.2005A	Mar.2007E	Change	% Change
Natural Gas	38.0	49.0	11.0	29%
Liquefied Petroleum Gas	2.3	2.3	0.0	0%
Crude Oil	17.7	19.6	1.9	11%
Petroleum Products	38.4	43.2	4.8	13%
Iodine	0.8	0.9	0.1	13%
Others	3.5	4.8	1.3	37%
Total	100.7	119.8	19.1	19%

Forecast of Natural Gas Sales


INPEX
TEIKOKU

- Sales for Teikoku Oil increased by an increase of industrial users.
- Sales for Venezuela projects increased by an increase of production volume.

(Billions of Yen)

	Dec.2005A	Mar.2007E	Increase/Change
Net Sales	38.0	49.0	11.0
(Teikoku Oil, Offshore Iwaki)	(35.9)	(42.4)	(6.5)
(Venezuela projects)	(2.1)	(6.6)	(4.5)

*(Teikoku Oil) 43.12MJ (10,300kcal) per 1 cubic meter

(Millions of M3)

	Dec.2005A	Mar.2007E	Change
Teikoku Oil Co., Ltd.	913	1,140	227
Offshore Iwaki Petroleum	91	67	△ 24
Venezuela projects	682	783	101
Sales Volume	1,685	1,990	305

INPEX


TEISEKI

Forecast of Crude Oil Sales


INPEX
TEIKOKU

- Oil JV operations in Venezuela will be consolidated under the equity method.

	Dec.2005A	Mar.2007E	Change
Sales Volume (thousand bbl)	3,779	4,032	253
Net Sales (Billions of Yen)	17.7	19.6	1.9

(Unit / Volume : thousand bbl, Value : Billions of Yen, Unit price : $/bbl)

(Segment Information)		Dec.2005A	Mar.2007E	Change	Increased (decreased) due to: (Billions of Yen)	
Teikoku Oil (D.R.Congo)	Volume	1,724	1,750	26	Volume	0.1
	Value	9.8	9.8	0.0	Unit price	△ 0.1
	Unit price	51.36	51.00	△ 0.36	Foreign exchange	0.0
The Egyptian Petroleum Development	Volume	726	767	41	Volume	0.1
	Value	2.4	2.4	0.0	Unit price	0.0
	Unit price	29.35	29.00	△ 0.35	Foreign exchange	△ 0.1
Venezuela projects	Volume	1,267		△ 1,267		
	Value	5.2		△ 5.2		
	Unit price	35.64		△ 35.64		

* Assumptions WTI $57 / Brent $55

Forecast of Petroleum Products Sales



- Increase in sales volume

(Billions of Yen)

	Dec.2005A	Mar.2007E	Change
Net Sales	38.4	43.2	4.8

(Thousand KL)

Sales Volume of Teikoku Oil	Dec.2005A	Mar.2007E	Change
Sale of purchased amount	405	467	62
(Storage and shipment operations at oil terminal)	(263)	(319)	(56)
Sale from productions	220	221	1
Total	625	688	63

* (Assumption for Mar.2007E) CIF $53

INPEX

TEISEKI

Forecast of Income



(Billions of Yen)

	Dec. 2005A	Mar. 2007E	Change		% Change
Net Sales	100.7	119.8	19.1		19%
Cost of Sales	55.5	64.5	9.0	*1	
Exploration Expenses	4.1	3.1	△ 1.0	*2	
Selling, General & Administrative Expenses	20.0	21.0	1.0	*3	
Operating Profit	21.1	31.2	10.1		48%
Other Income	3.6	9.8	6.2		
Other Expenses	1.9	5.1	3.2	*4	
Ordinary Income	22.8	35.9	13.1		57%
Extraordinary Income	3.6	0.2	△ 3.4	*5	
Extraordinary Expenses	0.3		△ 0.3		
Income Before Income Taxes and Minority Interests	26.1	36.1	10.0		38%
Corporate & local taxes	10.3	13.5	3.2		
Minority interests in earnings of consolidated subsidiaries	0.3	1.0	0.7		
Net Income for the Period	15.5	21.6	6.1		39%

*1	Purchase of petroleum products	0.8
	Gasoline tax	3.2
	Teikoku Oil (D.R. Congo)	1.0
	Venezuela Projects	△1.0
*2	Overseas Exploration Expenses	1.5
	Domestic Exploration Expenses	△ 2.5
*3	Depreciation and Amortization	0.6
	Venezuela Projects	△ 0.9
*4	Provision for allowance for recoverable accounts under production sharing	3.2
*5	Gain on the sale of marketable securities	△3.4


Capital Expenditures
Depreciation & Amortization
Dec.2004A
Dec.2005A
Mar.2007E
Dec.2004A
Dec.2005A
Mar.2007E
139
69
208
136
70
206
120
324
444
102
90
117
0
50
100
150
200
250
300
350
400
450
■Pipelines
□Others
□ Depreciation & Amortization
(Billions of Yen)





INPEX CORPORATION

Additional Slides : Consolidated Financial Results for the year ended March 31, 2006

Highlights of Non-Consolidated Financial Results for the year ended March 31, 2006

(Billions of yen)	Mar. 2005	Mar. 2006	Change	% of change
Net sales	2,027	2,581	554	27.3%
Operating income	1,135	1,609	474	41.7%
Ordinary income	1,125	1,593	468	41.6%
Net income	507	699	191	37.7%
Net income per share (¥)	(26,717.47)	(36,372.85)	(9,655.38)	(36.1%)
Cash dividends paid	76	105	28	37.5%
Dividends per share (¥)	(4,000)	(5,500)	(1,500)	(37.5%)

INPEX



Overview of Consolidated Balance Sheets



(Millions of Yen)
Total: 525,298
24%
32%
76%
53%
Total: 779,227
30%
11%
30%
23%
20%
70%
53%
Total: 972,437
32%
23%
21%
68%
52%
Mar. 2004
Mar. 2005
Mar. 2006
Cash and Deposits* +Marketable Securities**
Other Asset
Total Debt
Other Liabilities
Minority Interests
Shareholders' Equity

Notes: * Including collateralized fixed-term deposit of JPY 9,140 million for the year ended Mar. 2004, of JPY 8,200 millions for the year ended Mar. 2005 and JPY 9,400 million for the year ended Mar. 2006

** Government bonds, government agency bonds and corporate bonds (with market value)

Earning Before Interest, Depreciation and Amortization, and Exploration (EBIDAX)*






(Millions of Yen)
200,000
180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
76,014
125,996
189,558
Year ended March 31, 2004
Year ended March 31, 2005
Year ended March 31, 2006

Note: * Net Income + Minority Interests + Deferred Tax + (1 – Tax Rate) x (Interest Expense – Interest Income) + (Depreciation and Amortization + Recovery of Recoverable Accounts under Production Sharing (Capital Expenditure)) + (Exploration Expenses + Provision for Allowance for Recoverable Accounts under Production Sharing) + Amortization of Exploration and Development Right + Exchange Profit and Loss. Our EBIDAX measures may not be comparable to other similarly titled measures of other companies

INPEX

TEISEKI

Details of EBIDAX Calculations for the year ended March 31, 2006



	INPEX	Source	Notes
Net Income	103,476	P/L	
Minority interests	1,406	P/L	
Depreciation equivalent amount	78,395		
Depreciation and amortization	16,065	C/F	Depreciation under concession agreements and G&A
Recovery of Recoverable accounts under production sharing (capital expenditure)	62,330	C/F	Depreciation under PSC
Exploration cost equivalent amount	9,163		
Exploration expenses	5,521	P/L	Exploration expense under concession agreements
Provision for allowance for recoverable accounts under production sharing	3,642	P/L	Exploration expense under PS contracts
Material non-cash items	(2,832)		
Deferred income taxes	(13,862)	P/L	
Foreign exchange (gain) loss	11,030	C/F	
Amortization of exploration and Development rights	404	P/L	Cash expense for acquisitions of assets under exploration phase
Net interest expenses (income), after tax	(454)	P/L	After-tax interest expense minus interest income
EBIDAX	189,558		

Factor Analysis of Change in Proved Reserves*(INPEX CORPORATION only)

INPEX TEISEKI



(MMBOE)
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
184
(35)
(123)
1,545
1,571
As of March 31, 2005
Expansion and Discovery**
Impact of Change in Oil Prices
Production in Year ending March 31, 2006
As of March 31, 2006

* Proved reserve amounts are based on the reserve reports by DeGolyer and MacNaughton in accordance with SEC regulation. Amounts attributable to the equity affiliates are included

** Includes acquisition and sales, revision to technology assessment and transfer from probable reserves.

INPEX



TEISEKI

Factor Analysis of Change in Probable Reserves*(INPEX CORPORATION only)

INPEX TEISEKI



(MMBOE)
2,500
2,000
1,500
1,000
500
0
81
(81)
(198)
2,025
1,827
As of March 31, 2005
Expansion and Discovery**
Impact of Change in Oil Prices
Transfer to Proved Reserves
As of March 31, 2006

* Probable reserve amounts are based on the reserve reports by DeGolyer and MacNaughton in accordance with SPE and WPC regulation. Amounts attributable to the equity affiliates are included

** Includes acquisition and sales and revision to technology assessment

Definition of Proved Reserves

- Our definition of proved reserves is in accordance with the SEC Regulation S-X, Rule 4-10, which defines proved reserves as the estimated quantities of oil/gas which can be recovered with reasonable certainty in future years under current economic and operational conditions based on geographical and engineering data
- To be classified as a proved reserve, the SEC rule requires a market and means of economical production/processing/shipping to exist already or to become available in near future. Thus, this definition is known to be the most conservative among the various definitions of reserves used in the oil and gas industry
- The SEC rule separates proved reserves into two categories; proved developed reserves which can be recovered by existing wells and infrastructure, and proved undeveloped reserves which require future development of wells and infrastructure to be recovered

INPEX


TEISEKI

Definition of Probable Reserves

- Probable reserves, which term is defined by SPE/WPC, are those unproved reserves which analysis of geological and engineering data suggests are more likely than not to be recoverable
- In this context, when probabilistic methods are used, there should be at least a 50% probability that the quantities actually recovered will equal or exceed the sum of estimated proved plus probable reserves
- The difference from the definition of proved reserves based on the SEC rule is whether oil/gas can be recovered with high certainty. Probable reserves will be upgraded to proved reserves with addition of new technical data, under different economical conditions, and with advance in operational conditions

INPEX Holdings
Investments for the year ending March 31, 2007

INPEX



Exploration and Development Investments for the year ending March 31, 2007 (INPEX Holdings Inc.)

Exploration Expenditures | Development Expenditures

■Asia / Oceania(including Japan)
■Middle East
■Caspian sea / Other



9.6
27.3

Exploration Expenditures:36.9
(Billions of yen)



93.7
97.0
32.3

Development Expenditures:
223.0
(Billions of yen)

Estimate of Exploration Cost Equivalent Amount


(Billions of yen)
32.8
30
25
20
15
10
5
0
2.9
0.5
2.4
4.3
9.1
3.6
5.5
4.0
14.6
18.3
INPEX CORPORATION Mar.2005
Teikoku Dec.2004
INPEX CORPORATION Mar.2006
Teikoku Dec.2005
INPEX Holdings Mar.2007E

□ Exploration expense

■ Provision for allowance for recoverable accounts under production sharing (PS contract)

□ Exploration expenses (concession agreement)

- Fiscal year of INPEX is from April to March and Teikoku is from January to December
- Teikoku's exploration expense includes all exploration investment regardless of types of contract
- INPEX's exploration cost equivalent amount in the year ended March 31, 2006 increased sharply year-over-year due to the drilling activity at the WA-285-P (Ichthys) Block
- INPEX Holdings' estimate of exploration cost equivalent amount in the year ending March 31, 2007 will increase sharply due to the scheduled drilling at WA-285-P (Ichthys) Block and Masela Block





Project Summary

Existing Interests in Major Assets



North Caspian Sea Block (Kashagan Oil Fields, etc.)
Sakhalin 1
Minami-Nagaoka
ACG Oil Fields
Azadegan Oil Fields
ADMA Block (Umm Shaif/Lower /Upper Zakum Oil Fields, etc.)
South Natuna Sea Block B
Offshore Mahakam Block/ Attaka Unit
Cuervito, Fronterizo Blocks
Berau Block (Tangguh Unit)
East Guarico, Sanvi-Guere Blocks
West Bakr Block
Masela Block (Abadi)
Ohanet Block
ABK Block
North West Java Block
Block 18*
Block 31*
Offshore North Campos Frade Block
WA-10-L Block (Griffin)
South East Sumatra Block
Offshore Congo Block
WA-285-P Block (Ichthys)
Albacora
JPDA03-12 Block (Bayu Undan)
In Production
In Development
Undeveloped (Discovered)

* In a governmental approval process for interests transfer

INPEX 

Minami-Nagaoka gas field and domestic assets   Teikoku Oil Co., Ltd.



Sea of Japan
Niigata
Minami-Nagaoka Gas Field
Fukushima
Domestic gas
Offshore Iwaki Gas Field
Shin Tokyo Line
Gunma Interconnection Line (Planned)
Extension to Shin Tokyo Line (Under Construction)
Tokyo Line
Tochigi
Ryomo Line
Pacific Ocean
Matsumoto Line
Irura Line
Saitama
Nagano
Kofu Line
Yamanashi
Tokyo
LNG (regasified)
Shizuoka Line (Under Construction)
Chiba
Minamifuji Line
Shizuoka

Domestic pipeline network

- Production volume*:
  - Natural gas: approximately 2.6 million m³/d
  - Crude oil: approximately 3,200 bbl/d
- Minami-Nagaoka Gas Field(production commencement in 1984)
  - Promotion of development in the northern part of the field by Massive Hydraulic Fracturing (MHF) Technology
  - Reinforcement of the plant processing capacity in 2006 (3.4 million m3 /d→4.9 million m3/d)
- Completion of pipeline network construction (1,300km) in 2007 targeted to expand gas sales to Kanto-Koshinetsu region
  - Shizuoka Line(83km: Approximately 22 billion yen: completion in 2006)
  - Minamifuji Line(30km: Approximately 2.7 billion yen: completion in 2006)
  - Extension of Shin-Tokyo Line(50km: Approximately 11 billion yen: completion in 2007)
- Electrical power generation plant under construction as new venture (Start operation in 2007)

* sum of domestic crude oil and gas fields (FY2005); average daily volume (FY2005)

Mahakam INPEX CORPPRATION


Bontang LNG/LPG Plant
East Kalimantan Block
Attaka Unit
Santan Terminal
Attaka Field
Badak Unit
Badak Field
Nilam Unit
Nilam Field
Tambora Field
Saliki Block
Tengah Block
Peciko Field
Handil Field
Sisi-Nubi Unit
Sisi Field
Nubi Field
Senipah Terminal
Bekapai Field
Makassar Strait
Balikpapan
Offshore Mahakam Block

- INPEX's Working Interest: 50.0%
- Production*
  - — Crude Oil: Approximately 67,000 bbl/d
  - — Gas: Approximately 2.7 billion ft^3/d
- PSC: Until 2017
- Continue development activities to stabilize the supply of gas to Bontang LNG plant
  - — Gradual development of Tunu / Peciko field
  - — Additional development of Tambora field
  - — Development of Sisi-Nubi Unit

* All field base and average of March 2006

INPEX 

South Natuna Sea Block 'B' INPEX Natuna, Ltd.


South Natuna Sea Block B

- INPEX's Working Interest: 35.0%
- Production*:
  - — Crude Oil: Approximately 54,000 bbl/d
  - — Gas: Approximately 360 million ft^3/d
- PSC: Until 2028
- Signed a gas sales contract for 22 years from 2001 with SembCorp (Singapore) and for 20 years from 2002 with Petronas (Malaysia)
- Belanak commenced production in December 2004
- Planned to produce in Hiu (2006), Kerisi (2007)
- Scheduled to produce in North Belut (2009)

* All field base and average of March 2006

Berau (Tangguh LNG Project) MI Berau B.V.


Papua Province
(Indonesia)
Wiriagar Block
Muturi Block
Berau Block

- MI Berau: JV with Mitsubishi Corporation
- MI Berau's Working Interest:
  - Berau: 22.9%(Tangguh Unit: 16.3%)
- PSC: Until 2035
- Development plan and extension of the PS contract were approved by Indonesian government
- LNG plant is scheduled to commence production in the last half of 2008
  - Scheduled to produce 7.6 million tons of LNG per year
  - Signed long-term LNG sales contract for Fujian
  - Signed LNG sales contract with POSCO and K-Power Company of Korea
  - Entered into LNG sales contract with Sempra Energy of the USA

INPEX


TEISEKI

Masela (Abadi) INPEX Masela, Ltd.


Masela Block
Indonesia
Australia
Timor Sea
JPDA
Timor Sea

- INPEX's Working Interest: 100.0%
- Operator: INPEX
- PSC:
  - 10 years exploration period (until 2008)
  - 30 years development/ production period (until 2028)
- Discovered gas in Abadi-1 exploration well in 2000
- Confirmed the extension of gas in the Abadi structure by 2 appraisal wells in 2002
- Plan to drill 4 appraisal wells from later 2006

Bayu-Undan INPEX Sahul, Ltd.



East Timor
Timor Sea
JPDA03-01 Block
Timor Sea JPDA
Bayu-Undan Gas/Condensate Field
Underwater Gas Pipeline
JPDA03-12 Block
Darwin
Australia
0 50 km

- INPEX's Working Interest: 10.53%
- Production*:
  - — Oil / Condensate: Approximately 72,000 bbl/d
  - — Gas: Approximately 1.1 billion ft^3/d
  - — LPG: Approximately 36,000 bbl/d
- PSC: Until 2022
- Carrying out phase 1 development for production of condensate and LPG
  - — Production of condensate and LPG started in the first half of 2004
- Phase 2 development is for LNG (started in February 2006)
  - — Entered into LNG Sales Contract with TEPCO and Tokyo Gas (3 million tons per year for 17 years from 2006)

* All field base in JPDA03-12 including Elang Kakatua and average of March 2006



WA-285-P (Ichthys) INPEX Browse, Ltd.



WA-285-P (Ichthys)
AUSTRALIA

Ichthys gas-condensate field
WA-285P
WA-285P

- INPEX's Working Interest: 100.0%
- Operator: INPEX
- Concession:
  - — Exploration Period until September 2009
  - — Production Period for 21 years from the grant of the production license
- Driled six exploration wells from 2000 and discovered major gas-condensate field, named Ichthys structure
- Commenced Australian federal and West Australian state government approval processes for assessment of environmental impact of the Ichthys project in May 2006
- Conducting feasibility study for the target commencement of production in the middle of 2012.
- Plan to initially produce approximately 6 MTPA of LNG and around 100,000 bbl/day of condensate and LPG

Location of Masela (Abadi) and WA-285-P (Ichthys)

Source：Department of Industry and Resources, WA （http://www.doir.wa.gov.au/）

ACG INPEX Southwest Caspian Sea, Ltd.


50km
The Caspian sea
Azerbaijan
Baku
ACG
Deepwater portion of the Gunashili
Chirag
Azeri

- INPEX's Working Interest: 10.0%
- Production*: Approximately 403,000 bbl/d
- PSC: Until 2024
- Carrying out an early stage oil production in the Chirag oil field and starting oil production in the Central Azeri area in February 2005 (Phase 1) and West Azeri area in December 2005 (Phase 2)
- Planning to increase production level to 1 million barrels per day in stages
  - In Phase 2 (East Azeri development), production is scheduled to start in November 2006
  - In Phase 3 (deepwater portion of Gunashli / West Chirag) , production is scheduled to start in 2Q 2008

* All field base and average of March 2006

Kashagan, etc. INPEX North Caspian Sea Ltd.


Kashagan Structure
Kairan Structure
Caspian Sea
Kashagan Southwest Structure
Aktote Structure
Kalamkas Structure

- INPEX's Working Interest: 8.33%
- PSC: Until the end of 2021
- Discovered crude oil in the Kashagan in June 2000, then confirmed crude oil / gas in 7 additional exploratory wells by April 2004
- In addition to the Kashagan oil field, existence of hydrocarbon was confirmed in the Kalamkas, Aktote, Kairan and Southwest Kashagan structures
- Kashagan development plan was approved by the Kazakhstan government in February 2004
  - Scheduled to start production of 75,000 bbl/d in 2008, then increase the production level to 1.2 million bbl/d in phases by expanding the development area




BTC(Baku-Tbilisi-Ceyhan) Pipeline Project INPEX BTC Pipeline, Ltd.


RUSSIA
Black Sea
GEORGIA
Tbilisi
Caspian Sea
BTC Pipeline
Baku
ARMENIA
AZERBAIJAN
TURKEY
Ceyhan
SYRIA
IRAN
IRAQ
CYPRUS
Mediterranean Sea

- INPEX's Working Interest: 2.5%
- Obtained stock of the operating company (BTC Co.) through INPEX BTC Pipeline, Ltd. in October 2002
- Signed project finance contract to raise capital for the construction of the pipeline in February 2004
- Currently filling the pipeline and commissioning the pump station, targeting commencement of pipeline operation at the end of May 2006

ADMA Japan Oil Development Co., Ltd. (JODCO)



Production Oil Field
Underwater pipeline
ADMA Block
Umm Shaif Oil Field
Das Island
Satah Oil Field
Lower/Upper Zakum Oil Field
Zirku Island
Umm Al-Dalkh Oil Field
Abu Dhabi

- Umm Shaif / Lower Zakum
  - INPEX's Working Interest: 12.0%
- Upper Zakum / Umm Al-Dalkh / Satah
  - INPEX's Working Interest:
    Upper Zakum / Umm Al-Dalkh: 12.0%
  - Satah: 40.0%
- Concession : Until 2018
  (Contract of Upper Zakum extended from 2018 to 2026 by signing amended joint development agreement in March 2006)
- Continuous development to keep and increase the production level
  - Water injections to all the fields have started
  - Gas injection to Umm Shaif / Lower Zakum fields has started



TEISEKI

Azadegan Azadegan Petroleum Development, Ltd



Tehran
Baghdad
Azadegan Oil Field
Iraq
Ahwaz
Kuwait
Iran
100km

- INPEX's Working Interest: 75.0%
- Target Production*: 150,000 bbl/d (Phase 1)
- Operator: INPEX
- Service Contract (Buyback Contract)
- Two Phase Oil Field Development Project
  - In phase 1, planned to reach 150,000 bbl/d in 2008-09
  - In case we move onto phase 2, planned to reach 260,000 bbl/d with additional 110,000 bbl/d in 2013-14

* all books base; projections at current point in time

Venezuela Teikoku Oil (Venezuela) Co., Ltd. Teikoku Oil SCT Exploration B.V.



Teikoku oil (Venezuela)
East Guarico / Sanvi Guere Block
Caracas
Venezuela
Guyana
Colombia
Brazil
Teikoku Oil SCT Exploration B.V.
San Carlos / Tinaco Block

East Guarico / Sanvi-Guere Block

- Rehabilitation of oil / gas fields and exploration and development project
- Operating Service Agreement *
  - — East Guarico: 1992-2012
  - — Sanvi Guere: 1993-2013
- Teikoku's Interest: 100% (Operator Project)
- Production volume**
  - — Crude oil (including condensate): Approximately 3,600bbl/d
  - — Gas: Approximately 82 million cf/d

San Carlos / Tinaco Block

- Gas exploration project
- Teikoku's interest: 50% (Operator: PETROBRAS)

* Will be altered to joint venture agreement

** Total of the two blocks. All field base and average of March 2006

INPEX



Mexico Teikoku Oil de Burgos, S.A. de C.V.



Teikoku Oil de Burgos*
Cuervito & Fronterizo Blocks
Cuervito
Fronterizo

Cuervito & Fronterizo Blocks

- Gas exploration and development project
- Multiple Service Contract (Effective in Jan 2004)
- Teikoku's interest: 40% (Operator: PETROBRAS)
- Production volume**: Approximately 28 million cf/d

* Teikoku's share 75%

** All field base and average of March 2006

Congo Teikoku Oil (D.R. Congo) Co., Ltd.



Teikoku Oil
(D. R. Congo) Co., Ltd.
Teikoku Oil (D.R. Congo)
Offshore Congo Block
CABINDA
D.R.CONGO
Congo River
ANGOLA
0 5 10km

Offshore Congo Block

- Oil exploration and development project
- Concession (1969-2023)
- Teikoku's interest: 32.28% (Operator: Perenco)
- Production Commencement: 1975
- Production volume*: Approximately 14,800bbl/d

* All field base and average of March 2006

INPEX 

Egypt

The Egyptian Petroleum Development Co., Ltd.
Teikoku Oil Suez SOB Co., Ltd.
Teikoku Oil Nile NQR Co., Ltd.



Cairo
River Nile
The Egyptian Petroleum Development Co., Ltd. (EPEDECO)* West Bakr Block
Cairo
Teikoku Oil Suez SOB South October Block
Teikoku Oil Nile NQR North Qarun Block
30km



West Bakr Block

- Oil exploration and development project
- PSC: Signed extension agreement (July 2005)
  - 2010 → 2020+5years option
- EPEDECO's interest: 100%(Operator)
- Production commencement: 1980
- Production volume**: Approximately 5,200bbl/d

South October Block

- Oil Exploration phase (PSC effective in August 2005)
- Teikoku's interest: 35%(Operator: Devon)
- Obligatory works (3years): 3D seismic (270 km^2), 2 exploratory wells

North Qarun Block

- Oil Exploration phase (PSC effective in August 2005)
- Teikoku's interest: 25%(Operator: Devon)
- Obligatory works (3.5years): 2D seismic (550km), 2 exploratory wells

* Teikoku's share 45.73%
** All field base and average of March 2006

Algeria
Japan Ohanet Oil and Gas Co., Ltd.
Teikoku Oil (Algeria) Co., Ltd.



Japan Ohanet Oil & Gas (JOOG)*
Ohanet Block
Teikoku Oil (Algeria)
El Ouar Block
El Ouar
Ohanet
Algeria
Libya

Ohanet

- Gas development project
- Risk Service Contract(2000-2011)
- JOOG's interest:30%(Operator:BHPB)
- Production commencement:Oct, 2003
- Production volume**
  - Dry Gas: Approximately 516million cf/d
  - Condensate: Approximately 27,200bbl/d
  - LPG: Approximately 2,100 ton/d

El Ouar Block

- Oil and Gas exploration and development project
- Concession
- Conducting feasibility study on discovered gas/condensate fields including joint development with its surrounding blocks
- Teikoku's interest:15.43%(Operator:ENI)

* Teikoku's share 15%

** All field base and average of March 2006

INPEX


TEISEKI

Project-Sakhalin I Sakhalin Oil and Gas Development Co.



0 5 10
Kilometers
Gas Field
Oil Field
Odopto Structure
Sakhalin Island
Chaivo Structure
Arktun-Daginskoye Structure

- Sakhalin Oil and Gas Development Co. (SODECO):
  INPEX Holdings owns 5.75% of the total share (In the process to purchase to maximum 33% of the SODECO's share from the Ministry of Economy, Trade and Industry which has inherited a 50% of the SODECO's shares from JNOC)
- SODECO's Working Interest
  - Sakhalin I: 30.0%
- Operator: ExxonMobil
- Partners: ONGC Videsh, Sakhalinmorneftegas-Shelf, RN-Astra
- PSC: In Dec. 2001, "Commercialized Declaration" of the project was authorized by the Russian government and the project moved into development phase for 20 years
- Commenced production in Oct. 2005; full-scale production expected in 2006 (Phase 1)
- Performing marketing activity assuming natural gas supply to Japanese, Chinese, and other markets (Phase 2)

81-2&82-3 Block Teikoku Oil Libya UK Ltd



Tunisia
Mediterranean
Toripoli
Banghazi
82-3
(2,687km²)
Algeria
Egypt
81-2
(2,708km²)
Libya
Chad
Sudan

- Oil exploration project
- Exploration and Production Sharing Agreement :EPSA
- Effective date: 10th December, 2005
- Teikoku's interest:73% (Operator Project)
- Currently preparing for seismic survey

INPEX


TEISEKI

New Projects

42-2&4 Block INPEX Libya, Ltd.



Tunisia
Mediterranean
Toripoli
Banghazi
42-2&4
(3,419km2)
Algeria
Egypt
Libya
Chad
Sudan

- Successfully bid for 42-2&4 block in northern part of Libya jointly with TOTAL at October 2nd, 2005
- Established as 100% subsidiary of INPEX at October 17th, 2005
- Exploration and Production Sharing Agreement :EPSA
- Effective date: 10th December, 2005
- INPEX's Working Interest:40% (Operator TOTAL: 60%)
- Obligatory works:2D seismic (2,500km), 1 exploratory well
- Scheduled to start exploration activities after the summer of 2006

Moruy Ⅱ Block   PT Moruy Ⅱ S.A.



Barranquilla
Caracas
PT Moruy Ⅱ S.A. *
Moruy Ⅱ Block
Georgetown
Cucuta
Guyana
Venezuela
Bogota D.C.
Colombia
Boa Vista
Brazil

Moruy Ⅱ Block

- Gas exploration project
- Gas License was awarded in Jan, 2006
- Teikoku's interest: 50%
  (Operator PETROBRAS: 50%)
- Currently preparing for seismic survey

* Joint Venture company with PETROBRAS (50:50)

INPEX



Key Investments

Compan	Field / Project Name	Country	INPEX HD Ownership	Stage
Japan				
TEIKOKU OIL	Minami-Nagaoka, etc. *	Japan	—	Producing
Asia/Oceania				
INPEX	Mahakam	Indonesia	—	Producing
INPEX Natuna	South Natuna Block 'B'	Indonesia	100%	Producing
MI Berau B.V.	Berau(Tangguh LNG Project)	Indonesia	44%	Development
INPEX Masela	Masela(Abadi)*	Indonesia	52%	Under discussion for Development
INPEX Sahul	Bayu-Undan	JPDA	100%	Producing
INPEX Browse	WA-285-P(Ichthys)*	Australia	100%	Under discussion for Development
The Middle East				
JODCO	ADMA(Upper Zakum, etc.)	UAE	100%	Producing
Azadegan	Azadegan*	Iran	100%	Development
Caspian Sea				
INPEX Southwest Caspian Sea	ACG	Azerbaijan	51%	Producing
INPEX North Caspian Sea	Kashagan	Kazakhstan	45%	Development
Latin America				
Teikoku Oil (Venezuela)	East Guarico* / Sanvi-Guere*	Venezuela	100%	Producing
Teikoku Oil de Burgos	Cuervito / Fronterizo	Mexico	75%	Producing
Africa				
Teikoku Oil (D.R. Congo)	Offshore D.R.Congo	D.R.Congo	100%	Producing
The Egyptian Petroleum Development	West Bakr*	Egypt	45.7%	Producing
Japan Ohanet Oil & Gas	Ohanet	Algeria	15%	Producing
Teikoku Oil (Algeria)	El Ouar Ⅰ / Ⅱ	Algeria	100%	Under discussion for Development

Note: *Operator project

Key Contracts (1)

Field	Country or Region	Contract Type
Mahakam/Attaka	Indonesia	Production Sharing
South Natuna Sea Block 'B'	Indonesia	Production Sharing
Berau(Tangguh)	Indonesia	Production Sharing
Masela(Abadi)	Indonesia	Production Sharing
Bayu-Undan	JPDA	Production Sharing
WA-10-L(Griffin Fields)	Australia	Concession
WA-285-P(Ichthys)	Australia	Concession
North Caspian Sea(Kashagan, etc.)	Kazakhstan	Production Sharing
ACG	Azerbaijan	Production Sharing
Umm Shaif/Lower Zakum/ Upper Zakum	UAE	Concession
Azadegan	Iran	Service Contract

INPEX



Key Contracts (2)

Field	Country or Region	Contract Type
East Guarico / Sanvi-Guere	Venezuela	Operating Service Agreement *
Cuervito & Fronterizo	Mexico	Multiple Service Contract
Offshore Congo	Congo	Concession
West Bakr	Egypt	Production Sharing
Ohanet	Algeria	Risk Service Contract
El Ouar I/II	Algeria	Concession

*Will be altered to joint venture agreement

Others

INPEX



Production Sharing Contracts


Cost Recovery Portion
Host Country Profit Oil
Contractor Profit Oil
Host Country Share
Contractor Share

1. Cost Recovery Portion
   - Non-capital expenditures incurred for production and recovered during the current period
   - Scheduled depreciation of the capital expenditures for the current period and recovered during the current period
   - Recoverable costs that have not been recovered in the previous periods
2. Equity Portion (Profit Oil)

: Host Country Take
: Subject to Tax
: Not Subject to Tax
} Contractor Take

Accounting on Production Sharing Contract

Cash Out	Assets on Balance Sheet	Income Statement
Exploration Expenditures	Project under exploration phase: Recoverable accounts under production sharing	Provision for allowance for recoverable accounts under production sharing
Development Expenditures	Project under development and production phase: Recoverable accounts under production sharing	Cost of sales ■ Recovery of recoverable accounts under production sharing (Capital expenditures)
Production Costs (Operating expenses)	Recoverable accounts under production sharing	Cost of sales ■ Recovery of recoverable accounts under production sharing (Non-Capital expenditures)
Acquisition Costs	Project under development and production phase / Project under exploration phase: Exploration and development rights	SG&A ■ Depreciation and amortization; Other Expenses ■ Amortization of exploration and development rights

INPEX TEISEKI

Accounting on Concession Agreement



Cash Out
Assets on Balance Sheet
Income Statement
Exploration Expenditures
All exploration costs are expensed as incurred
Exploration expenses
Development Expenditures
Tangible Fixed Assets
Cost of sales (Depreciation and amortization)
Production Costs (Operating expenses)
All production costs are expensed as incurred
Cost of sales (Operating expenses)
Acquisition Costs
Mining Rights
Cost of sales (Depreciation and amortization)

Crude Oil Price



($)
70
65
60
55
50
45
40
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan
Feb
Mar
2005
Brent
WTI
Dubai
2006

	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Jan	Feb	Mar	Average
Brent	53.31	49.67	55.42	57.95	63.80	63.80	59.50	56.23	57.63	63.86	61.14	63.03	58.78
WTI	53.22	49.87	56.42	59.03	64.99	65.55	62.27	58.34	59.45	65.54	61.93	62.97	59.96
Dubai	47.20	45.40	51.08	52.83	56.60	56.54	53.96	51.39	53.20	58.44	57.61	57.82	53.50

*Brent is from IPE, WTI is from NYMEX, Dubai is from Platt's




Change in Fiscal Regime of JODCO

- The government of the United Arab Emirates has decided that the fiscal regime for tax rates, royalty rates and depreciation periods applicable to the Upper Zakum field will be changed from January 2004.
- A fixed margin regime will be applied from January 2006.
- The change to a fixed margin regime have no impact on net sales, but net income decline.
- The Umm Shaif and Lower Zakum fields have been applied for a fixed margin since JODCO participated.
- Net sales and net income changes in relation to crude oil prices on the Umm Al-Dalhk and Satah fields where a fixed margin is not applied.

28) May 17, 2006 — Financial Results for the year ended March 31, 2006 Presentation Material(Corrected)





September 5, 2006

Correction to the Presentation Material of the financial results for the year ended March 31, 2006

INPEX Holdings Inc. today announced that corrections has been made to the Presentation Material of the financial results for the year ended March 31, 2006 as follows :

1. Corrected Pages
   Page 48, 49, 50 and 53

2. Correction
   Please see attached. (underlined sections)

Attached Sheets


INPEX
Original
TEISEKI
Proved Reserves* (By Resource Type / By Region)
(As of March 31, 2006)
By Resource Type
By Region
MMBOE
1,571
517
1,054
202
1,773
1,090
INPEX CORPORATION
Teikoku Oil
INPEX Holdings**
40%
45%
47%
48


INPEX
Corrected
TEISEKI
Proved Reserves* (By Resource Type / By Region)
(As of March 31, 2006)
By Resource Type
By Region
MMBOE
1,571
517
1,054
204
1,779
1,090
INPEX CORPORATION
Teikoku Oil
INPEX Holdings**
40%
45%
47%
48

Attached Sheets


INPEX
Original
TEISEKI
Proved Reserves* (compared to global E&P companies)
Natural Gas
Crude oil/Condensate/LPG
MMBOE
50


INPEX
Corrected
TEISEKI
Proved Reserves* (compared to global E&P companies)
Natural Gas
Crude oil/Condensate/LPG
MMBOE
50

Attached Sheets


INPEX
Original
TEISEKI
Upside Potential from Probable Reserves*
(As of March 31, 2006)
MMBOE
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
1,370
403
1,773
1,877
3,650
Reserve Life** (RP Ratio)
28.3 years
12.8 years
Proved Developed Reserves
Proved Undeveloped Reserves
Proved Reserves
Probable Reserves
Proved + Probable Reserves
49


INPEX
Corrected
TEISEKI
Upside Potential from Probable Reserves*
(As of March 31, 2006)
MMBOE
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
1,372
403
1,775
1,881
3,655
Reserve Life** (RP Ratio)
28.4 years
12.8 years
Proved Developed Reserves
Proved Undeveloped Reserves
Proved Reserves
Probable Reserves
Proved + Probable Reserves
49

Attached Sheets


INPEX
Original
Reserve Replacement Ratio*(RRR)(2003-2005 Average)
TEISEKI
53


INPEX
Corrected
Reserve Replacement Ratio*(RRR)(2003-2005 Average)
TEISEKI
53

INPEX



INPEX Holdings Inc.

Financial Results

for the year ended March 31, 2006

Tokyo May 17, 2006

Agenda

1. **Teikoku Oil Consolidated Financial Results for the year ended 31 December, 2005 and Consolidated Financial Results for the year ended March 31, 2006**
   Yoshitsugu Takai, Managing director, Teikoku Oil Co., Ltd.

2. **INPEX CORPORATION Consolidated Financial Results for the year ended March 31, 2006**
   Mutsuhisa Fujii, Executive senior vice president, INPEX CORPORATION

3. **INPEX Holdings Revision of Financial Forecasts for the year ending March 31, 2007**
   Mutsuhisa Fujii, Director, INPEX Holdings

4. **INPEX Holdings Corporate Activities and Strategy**
   Naoki Kuroda, Representative director and President, INPEX Holdings
   Masatoshi Sugioka, Representative director, INPEX Holdings

INPEX


TEISEKI

Cautionary Statement

This presentation includes forward-looking information that reflects the plan and expectations of the Company. Such forward-looking information is based on the current assumptions and judgments of the Company in light of the information currently available to it, and involves known and unknown risk, uncertainties, and other factors. Such risks, uncertainties and other factors may cause the Company's performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, without limitation:

- Price volatility and change in demand in crude oil and natural gas
- Foreign exchange rate volatility
- Change in costs and other expenses pertaining to the exploration, development and production

The Company undertakes no obligation to publicly update or revise the disclosure of information in this presentation (including forward-looking information) after the date of this presentation

Teikoku Oil

Financial Results for the year ended December 31, 2005 and Financial Results for the year ended March 31, 2006

INPEX

TEISEKI

Consolidated Subsidiaries and Affiliates





Domestic Operation

Oil and Gas-Related Businesses

Teiseki Pipeline Co., Ltd.
Teiseki Propane Co., Ltd.
Teiseki Topping Plant Co., Ltd.
Offshore Iwaki Petroleum Co., Ltd.
Saitama Gas Co., Ltd.
Teiseki Transport System Co., Ltd.

Other Businesses

Teiseki Real Estate Co., Ltd.
Teiseki Drilling Co., Ltd.
Daiichi Warehouse Co., Ltd.

* Other Overseas operation companies 4
  (Local operating companies 2 , others 2)
* Liquidation
  (2 companies)

Overseas Operation

Teikoku Oil (Venezuela) Co., Ltd.* (Venezuela , Production)
Teikoku Gas Venezuela, C.A. (Venezuela , Exploration)
Teikoku Oil (D.R. Congo) Co., Ltd. (D.R. Congo , Production)
Teikoku Oil Company Panama, S.A. (Crude Oil Sales)
Teikoku Oil (Algeria) Co., Ltd. (Algeria , Development**)
The Egyptian Petroleum Development Co., Ltd. (Egypt , Production)
Teikoku Oil (North America) Co., Ltd. (U.S.A. Exploration)
Teikoku Oil (Con Son) Co., Ltd. (Vietnam , Exploration)

****
Teikoku Oil Ecuador (Ecuador , Production)***
Teikoku Oil Suez SOB Co., Ltd. (Egypt , Exploration)
Teikoku Oil Nile NQR Co., Ltd. (Egypt , Exploration)
Teikoku Oil Libya UK Ltd (Libya , Exploration)

Affiliate accounted for equity method
Japan Ohanet Oil & Gas Co., Ltd.

* Teikoku Oil (Venezuela) Co., Ltd. and Teikoku Oil (Sanvi-Guere) Co., Ltd. merged in June, 2005.
** Waiting for the government's approval
*** In a government approval process of interests transfer
**** New consolidated subsidiaries in 2005



Sales and net income increased, reflecting expansion of overseas business and higher oil price


Net Sales
(Millions of Yen)
84,032
100,716
(16,684 ↑ 20%)
2,310
2,222
98,406
81,809
110,000
100,000
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
Dec.2004
Dec.2005
Other Businesses
Oil and Natural Gas-Related Businesses


Operating Profit, Ordinary Income, Net Income
(Millions of Yen)
(6,297 ↑ 38%)
(7,544 ↑ 56%)
(6,209 ↑ 67%)
13,533
21,077
16,523
22,820
9,276
15,485
24,000
22,000
20,000
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
Dec.2004
Dec.2005
Operating Profit
Ordinary Income
Net Income

INPEX TEISEKI

Net Sales by Products



(Millions of Yen)

	Dec.2004	Dec.2005	Change	% Change
Natural Gas	34,534	38,004	3,470	10%
Liquefied Petroleum Gas	1,957	2,280	323	17%
Crude Oil	10,219	17,702	7,483	73%
Petroleum Products	33,372	38,365	4,993	15%
Iodine	704	818	114	16%
Others	1,021	1,234	213	21%
Oil and Natural Gas-Related Businesses	81,809	98,406	16,597	20%
Other Businesses	2,222	2,310	88	4%
Total	84,032	100,716	16,684	20%

Natural Gas Sales

INPEX TEIKOKU

- Sales for Teikoku Oil increased, reflecting sales expansion to industrial users, due to higher sales volumes by 2.4 billion yen and lower unit price by 0.8 billion yen.
- Venezuela projects were converted to fully be consolidated.

(Millions of Yen)

	Dec. 2004	Dec. 2005	Change
Net Sales	34,534	38,004	3,470
(Teikoku Oil, Offshore Iwaki)	(34,534)	(35,928)	(1,394)
(Venezuela projects)		(2,075)	(2,075)

*(Teikoku Oil) 43.12MJ (10,300kcal) per 1 cubic meter

(Millions of M3)

	Dec. 2004	Dec. 2005	Change
Teikoku Oil Co., Ltd.	847	913	66
Offshore Iwaki Petroleum	95	91	△ 4
Venezuela projects		682	682
Sales Volume	942	1,685	743

INPEX



Crude Oil Sales



- Sales for D.R. Congo increased by higher oil price while sales volumes decreased by 2 shipments.
- Venezuela projects were converted to fully be consolidated, and the consolidation of The Egyptian Petroleum Development were fully from its first half of the year.

	Dec.2004	Dec.2005	Change
Sales Volume (thousand bbl)	2,847	3,779	932
Net Sales (Millions of Yen)	10,219	17,702	7,483

(Unit / Volume : thousand bbl, Value : Millions of Yen, Unit price : $/bbl)

(Segment Information)		Dec.2004	Dec.2005	Change	Increased (decreased) due to: (Billions of Yen)
Teikoku Oil (D.R.Congo)	Volume	2,426	1,724	△ 702	Volume △ 2.6
	Value	9,003	9,762	759	Unit price 3.0
	Unit price	35.62	51.36	15.74	Foreign exchange 0.4
The Egyptian Petroleum Development	Volume	352	726	374	Volume 1.0
	Value	941	2,378	1,437	Unit price 0.3
	Unit price	24.74	29.35	4.61	Foreign exchange 0.1
Venezuela projects	Volume		1,267	1,267	
	Value		5,246	5,246	
	Unit price		35.64	35.64	

Other Income/Expenses



- Decrease in the equity in earnings of affiliates
- Increase in the provision for allowance for losses on overseas investments

(Millions of Yen)

	Dec.2004	Dec.2005	Change
Other Income			
Interest income & Dividend income	764	990	226
Oil & gas royalties earned	584	721	137
Equity in earnings of affiliates	1,354	320	△ 1,034
Reversal of allowance for losses on overseas investments	199		△ 199
Miscellaneous income	951	1,568	617
Total other income	3,854	3,600	△ 254
Other Expenses			
Interest paid	368	608	240
Provision for allowance for losses on overseas investments		928	928
Provision for accrued estimated cost of abandonment of wells	146	95	△ 51
Miscellaneous losses	349	224	△ 125
Total other expenses	864	1,857	993

		Dec.2004	Dec.2005	Change
Provision for allowance for losses on overseas investments		△ 199	928	1,127
Breakdown	Provision	73	1,200	1,127
	Reversal	△ 272	△ 272	0
Overseas exploration investment		926	2,393	1,467
Breakdown	Exploration expenses	853	1,193	340
	Provision for allowance for losses on overseas investments	73	1,200	1,127

INPEX **TEISEKI**



Statements of Income



(Millions of Yen)

	Dec.2004	Dec.2005	Change	% Change
Net Sales	84,032	100,716	16,684	20%
Cost of Sales	48,455	55,473	7,018	*1
Exploration Expenses	4,339	4,097	△ 242	
Selling, General & Administrative Expenses	17,703	20,068	2,365	
Operating Profit	13,533	21,077	7,544	56%
Other Income	3,854	3,600	△ 254	
Other Expenses	864	1,857	993	
Ordinary Income	16,523	22,820	6,297	38%
Extraordinary Income	153	3,578	3,425	*2
Extraordinary Expenses		275	275	
Income Before Income Taxes and Minority Interests	16,676	26,122	9,446	57%
Corporate & local taxes	6,778	10,350	3,572	
Minority interests in earnings of consolidated subsidiaries	621	287	△ 334	
Net Income for the Period	9,276	15,485	6,209	67%

*1

Purchase of petroleum products & gasoline tax	2,789
Venezuela projects	3,799
Egyptian Petroleum Development	943
Teikoku Oil (D.R.Congo)	△ 1,498

*2

Gain on the sale of marketable securities	3,430

INPEX TEIKOKU

Balance Sheets

- Increase in the construction in progress by constructing new pipelines and facilities
- Increase in marketable securities due to higher stock price
- Increase in long-term borrowings due to new borrowings for domestic operations, etc.

(Millions of Yen)

	Dec.2004	Dec.2005	Change		Dec.2004	Dec.2005	Change
Current Assets	45,658	58,586	12,928	Current Liabilities	27,439	28,998	1,559
				Short-term borrowings	(4,406)	(5,175)	(769)
				Accounts payable-other	(14,211)	(14,323)	(112)
Fixed Assets	194,854	235,180	40,326	Long-Term Liabilities	44,986	65,230	20,244
Property, plant and equipment	114,220	125,418	11,198	Long-term borrowings	(13,529)	(23,847)	(10,318)
Buildings & structures	(79,763)	(79,346)	(Δ 417)	Deferred tax liabilities	(12,611)	(23,277)	(10,666)
Construction in progress	(11,743)	(24,417)	(12,674)				
				Total Liabilities	72,425	94,229	21,804
Intangible assets	776	811	35	Minority interests in consolidated subsidiaries	2,150	2,320	170
Investments and other assets	79,858	108,949	29,091	Capital stock	19,579	19,579	-
Investments in securities	(68,381)	(96,025)	(27,644)	Capital surplus	11,225	11,230	5
Allowances for losses on overseas investments	(Δ 2,253)	(Δ 2,946)	(Δ 693)	Retained earnings	114,999	127,688	12,689
Oil and gas investments	(2,582)	(3,312)	(730)	Net unrealized gain on securities	20,533	39,081	18,548
				Foreign currency translation adjustment	78	457	379
				Treasury stock	Δ 479	Δ 820	Δ 341
				Total Shareholders' Equity	165,936	197,216	31,280
Total Assets	240,513	293,767	53,254	Total Liabilities, Minority Interests & Shareholders' Equity	240,513	293,767	53,254

Amounts in parenthesis ( ) above represent breakdown of each items

INPEX



Statements of Cash Flows



- Increase in income before income taxes and minority interests and increase in long-term borrowings due to new borrowings for domestic operations etc.

(Millions of Yen)

	Dec.2004	Dec.2005	Change
Cash and cash equivalents at the beginning of year	28,789	22,234	Δ 6,555
Cash Flows from Operating Activities	19,225	15,118	Δ 4,107
Income before income taxes and minority interests	(16,676)	(26,122)	(9,446)
Depreciation and Amortization	(10,160)	(8,962)	(Δ 1,198)
Income tax paid	(Δ 5,903)	(Δ 10,045)	(Δ 4,142)
Cash Flows From Investing Activities	Δ 20,018	Δ 20,287	Δ 269
Additions to property, plant and equipment	(Δ 15,964)	(Δ 19,980)	(Δ 4,016)
Acquisition of subsidiaries stock resulting	(Δ 2,421)	(Δ 107)	(2,314)
Payments for oil and gas investment	(Δ 56)	(Δ 3,083)	(Δ 3,027)
Cash Flows from Financing Activities	Δ 5,824	7,845	13,669
Proceeds from long-term debt	(260)	(14,860)	(14,600)
Cash dividends paid	(Δ 1,823)	(Δ 2,729)	(Δ 906)
Effect of exchange rate on changes on cash and cash equivalents	16	632	616
Increase (decrease) in cash and cash equivalents	Δ 6,601	3,309	9,910
Increase in cash and cash equivalents due to inclusion in consolidation	46	1	Δ 45
Cash and cash equivalents at the end of year	22,234	25,545	3,311

Amounts in parenthesis ( ) above represent breakdown of each items

Statements of Income : Jan-Mar 2006

(Millions of Yen)

	Mar.2006
Net Sales	27,718
Cost of Sales	12,807
Exploration Expenses	740
Selling, General & Administrative Expenses	4,699
Operating Profit	9,470
Other Income	5,249
Other Expenses	1,915
Ordinary Income	12,804
Extraordinary Income	
Extraordinary Expenses	2,587
Income Before Income Taxes and Minority Interests	10,216
Corporate & local taxes	3,731
Minority interests in earnings of consolidated subsidiaries	
Net Income for the Period	6,484

Sales by segment (Net Sales)

Natural Gas	12,951
Liquefied Petroleum Gas	235
Crude Oil	3,995
Petroleum Products	9,867
Iodine	202
Others	466
Total	27,718

Other Income: Equity in earnings of affiliate of Dai-Ichi Oil Development (4,067)

Other Expenses: Amortization of exploration & development rights (1,067)

Extraordinary Expenses: Loss for past investment in Venezuela projects due to change of contracts

INPEX


TEISEKI

Natural Gas Sales : Jan-Mar 2006



(Millions of Yen)

	FY12/05 1Q	Mar.2006	Change
Net Sales	12,032	12,951	919
(Teikoku Oil, Offshore Iwaki)	(11,616)	(12,281)	(665)
(Venezuela projects)	(415)	(669)	(254)

*(Teikoku Oil) 43.12MJ (10,300kcal) per 1 cubic meter

(Millions of M3)

	FY12/05 1Q	Mar.2006	Change
Teikoku Oil Co., Ltd.	280	323	43
Offshore Iwaki Petroleum	33	20	△ 13
Venezuela projects	140	202	62
Sales Volume	453	545	92

Crude Oil Sales : Jan-Mar 2006


INPEX
TEIKOKU

	FY12/05 1Q	Mar.2006	Change
Sales Volume (thou bbl)	864	700	Δ 164
Net Sales (Millions of Yen)	3,507	3,995	488

(Unit/Volume : thousand bbl, Value : Millions of Yen, Unit price : $/bbl)

(Segment Information)		FY12/05 1Q	Mar.2006	Change	Increased (decreased) due to: (Billions of Yen)	
Teikoku Oil (D.R.Congo)	Volume	335	366	31	Volume	0.1
	Value	1,581	2,564	983	Unit price	0.6
	Unit price	45.15	59.83	14.68	Foreign exchange	0.3
The Egyptian Petroleum Development	Volume	179		Δ 179	Volume	
	Value	414		Δ 414	Unit price	
	Unit price	21.97		Δ 21.97	Foreign exchange	
Venezuela projects	Volume	327	319	Δ 8	Volume	Δ0.0
	Value	1,416	1,339	Δ 77	Unit price	0.2
	Unit price	30.60	37.86	7.26	Foreign exchange	Δ0.3

The Egyptian Petroleum Development has not changed the fiscal year end, therefore its sales is not included


INPEX


TEISEKI

INPEX CORPORATION
Consolidated Financial Results for the year ended March 31, 2006

Subsidiaries and Affiliates

INPEX TEIKOKU

26 consolidated subsidiaries	One exploration subsidiary established and One exploration subsidiary liquidated since March, 2005

Major subsidiaries	Country/region	Ownership	Stage
INPEX Natuna	Indonesia	100%	Production
INPEX Masela	Indonesia	52%	Under discussion for development
INPEX Sahul	Timor Sea Joint Petroleum Development Area	100%	Production
INPEX Browse	Australia	100%	Under discussion for development
JODCO	UAE	100%	Production
Azadegan Petroleum Development	Iran	100%	Development
INPEX Southwest Caspian Sea	Azerbaijan	51%	Production
INPEX North Caspian Sea	Kazakhstan	45%	Development

11 affiliates accounted for equity method	No change since March, 2005

Major affiliates	Country/region	Ownership	Stage
MI Berau B.V.	Indonesia	44%	Development
Angola Japan Oil	Angola	19.6%	Production

INPEX



Highlights of the Consolidated Financial Results for the year ended March 31, 2006

INPEX TEIKOKU

(Billions of yen)	Mar. 2005	Mar. 2006*	Change	% change
Net sales	478.5	704.2	225.6	47.1%
Operating income	268.6	426.6	157.9	58.8%
Ordinary income	258.6	403.5	144.9	56.0%
Net income	76.4	103.4	26.9	35.3%
Net income per share (¥)	40,255.92	53,814.47	13,558.55	33.7%

*Until the year ended March 31, 2005, INPEX Southwest Caspian Sea, Ltd. and INPEX North Caspian Sea, Ltd. were consolidated on the basis of fiscal periods ended December 31. Commencing in the year ended March 31, 2006, however, due to the increase in their materiality, we used their financial statements prepared for consolidation purpose as of the consolidated closing date. Accordingly, the consolidated operating results for the year ended March 31, 2006 consisted of 15 months of operations from January 1, 2005 to March 31, 2006 for those consolidated subsidiaries.



Net Sales
(Billions of yen)
700
600
500
400
300
200
100
0
478.5
185.4
293.1
704.2
241.5
462.6
'05.3
'06.3
Oil
Gas
Ordinary Income
(Billions of yen)
400
300
200
100
0
258.6
403.5
'05.3
'06.3
Net Income
(Billions of yen)
100
80
60
40
20
0
76.4
103.4
'05.3
'06.3

Crude Oil Sales

INPEX TEIKOKU

Background reasons for the sales increase in crude oil

- ✓ Sales volume increased by 6.8% year-over-year from increase in production at JODCO (ADMA Block), INPEX Southwest Caspian Sea (ACG oil fields)
- ✓ Average unit price rose sharply by 39.7% year-over-year
- ✓ The yen depreciated against the U.S. dollar on average by 5.8%

	Mar. 2005	Mar. 2006	Change	% change
Crude oil sales* (Billions of yen)	293.1	462.6	169.5	57.8%

Crude oil sales volume (Mbbl)	67,880	72,521	4,641	6.8%
Average unit price ($/bbl)	39.93	55.77	15.84	39.7%
Average exchange rate (¥/$)	107.40	113.62	6.22	5.8%

*Includes domestic supply obligations with Indonesia





Natural Gas Sales

INPEX TEIKOKU

Background reasons for the sales increase in natural gas

- ✓ Sales volume decreased by 4.5% year-over-year
- ✓ Average unit price rose sharply by 29.3% year-over-year along with higher oil prices
- ✓ The yen depreciated against the U.S. dollar on average by 5.7%

	Mar. 2005	Mar. 2006	Change	% change
Natural gas sales* (Billions of yen)	185.4	241.5	56.0	30.3%

Natural gas sales volume (MMcf)	300,396	286,754	(13,642)	(4.5%)
Average unit price ($/Mcf)	5.42	7.01	1.59	29.3%
Average exchange rate (¥/$)	107.33	113.46	6.13	5.7%

*Includes LPG

Analysis of Net Sales Increase

INPEX TEIKOKU



(Billions of yen)
700
600
500
400
300
200
100
0
478.5
11.5
175.8
38.3
704.2
Mar. 2005
Sales Volume Increase
Increase in Unit Price
Depreciation of the yen
Mar. 2006





Statements of Income

INPEX TEIKOKU

(Billions of yen)	Mar. 2005	Mar. 2006	Change	%change
Net Sales	478.5	704.2	225.6	47.1%
Cost of sales	197.0	257.9	60.8	30.9%
Exploration expenses	2.4	5.5	3.0	123.2%
Selling, general and administrative expenses	10.3	14.1	3.8	36.7%
Operating income	268.6	426.6	157.9	58.8%
Other income	4.7	12.2	7.5	159.0%
Other expenses	14.7	35.3	20.6	139.6%
Ordinary income	258.6	403.5	144.9	56.0%
Income taxes	182.6	298.6	116.0	63.6%
Minority interests	(0.4)	1.4	1.8	(400.1%)
Net income	76.4	103.4	26.9	35.3%

Other Income/Expenses

INPEX TEIKOKU

(Billions of yen)	Mar. 2005	Mar. 2006	Change	%change
Other income	4.7	12.2	7.5	159.0%
Interest income	4.0	9.7	5.6	140.0%
Equity in earnings of affiliates	-	1.3	1.3	-
Other	0.6	1.1	0.5	74.3%
Other expenses	14.7	35.3	20.6	139.6%
Interest expenses	2.9	9.0	6.0	202.8%
Equity in losses of affiliates	1.5	-	(1.5)	-
Provision for allowance for recoverable accounts under production sharing	0.5	3.6	3.1	602.5%
Provision for losses on development activities	-	1.9	1.9	-
Amortization of goodwill	2.7	-	(2.7)	-
Foreign exchange loss	2.8	12.4	9.5	334.3%
Other	4.0	8.3	4.2	105.6%

INPEX



Balance Sheets

INPEX TEIKOKU

(Billions of yen)	Mar. 20005	Mar. 2006	Change	%change
Current assets	238.4	257.5	19.1	8.0%
Tangible fixed assets	68.2	65.2	(3.0)	(4.5%)
Intangible assets	138.6	136.7	(1.8)	(1.4%)
Recoverable accounts under production sharing	239.6	294.2	54.6	22.8%
Other investments	135.8	263.1	127.3	93.7%
Less allowance for recoverable accounts under production sharing	(41.5)	(44.5)	(3.0)	7.3%
Total assets	779.2	972.4	193.2	24.8%
Current liabilities	122.9	179.6	56.6	46.1%
Long-term liabilities	209.7	250.2	40.4	19.3%
Minority interests in consolidated subsidiaries	35.2	37.6	2.3	6.6%
Total shareholders' equity	411.2	504.9	93.7	22.8%
Total liabilities, minority interests and shareholders' equity	779.2	972.4	193.2	24.8%

Statements of Cash Flows

INPEX TEIKOKU

(Billions of yen)	Mar. 2005	Mar. 2006	Change	%change
Income before income taxes and minority interests	258.6	403.5	144.9	56.0%
Depreciation and amortization	12.9	16.0	3.1	24.0%
Recovery of recoverable accounts under production sharing (capital expenditures)	38.3	62.3	23.9	62.4%
Recoverable accounts under production sharing (operating expenditures)	(7.7)	(4.8)	(2.8)	(36.9%)
Income taxes paid	(167.8)	(277.5)	(109.7)	65.4%
Other	(3.2)	18.7	21.9	(683.1%)
Net cash provided by operating activities	**131.2**	**218.2**	**87.0**	**66.3%**
Purchase of tangible fixed assets	(11.1)	(9.0)	(2.0)	(18.2%)
Investment in recoverable accounts under production sharing (capital expenditures)	(65.2)	(109.4)	(44.1)	67.7%
Purchases of investment securities	(63.7)	(144.6)	(80.9)	127.0%
Other	20.1	10.7	(9.3)	(46.4%)
Net cash used in investing activities	**(119.9)**	**(252.3)**	**(132.4)**	**110.4%**
Net cash provided by financing activities	**9.7**	**14.3**	**4.5**	**46.6%**
Cash and cash equivalents at end of the year	128.3	114.9	(13.4)	(10.4%)

INPEX


TEISEKI

Financial Indices

INPEX TEIKOKU


Net ROACE*
13.9%
20.2%
24.6%
'04.3
'05.3
'06.3
ROE**
13.1%
22.2%
22.6%
'04.3
'05.3
'06.3
Net Debt / Total Capital Employed***
12.0%
(13.3%)
(19.6%)
'04.3
'05.3
'06.3
Equity Ratio****
52.9%
52.8%
51.9%
'04.3
'05.3
'06.3

* Net ROACE=(Net Income + Minority Interest + (Interest Expense - Interest Income) × (1-Tax Rate)) / (Average of Sum of Shareholders' Equity, Minority Interest, and Net Debt at the beginning and the end of the fiscal year).

** ROE=Net Income/Average of Shareholders' Equity at the beginning and end of the fiscal year.

*** Net Debt/Total Capital Employed = (Debt - Cash and Deposits – Government Bonds, Local government Bonds and Companies' Bonds (with determinable value)) / (Capital + Minority Interest + Debt - Cash and Deposits - Government Bonds, Local Government Bonds and Companies' Bonds (with determinable value))

**** Equity Ratio = Shareholders' Equity/Total Assets

INPEX Holdings
Revision of Financial Forecasts
for the year ending March 31, 2007





Revision of Assumptions

Previous assumptions (April 3, 2006)	1st half	Full year
Crude oil price (Brent)($/bbl)	-	50.0
Exchange rate (yen/US$)	-	115.0



Revised assumptions (May 16, 2006)	1st half	Full year
Crude oil price (Brent)($/bbl)	55.0	55.0
Exchange rate (yen/US$)	110.0	110.0

Revision of Financial Forecasts and Dividend Forecasts for the year ending March 31, 2007

◆ **Financial Forecasts (Consolidated)**

	Previous forecast	Revised forecast	Fluctuation	Ratio
Net Sales(billions of yen)	769.0	794.0	25.0	3.3%
Ordinary income(billions of yen)	379.0	419.0	40.0	10.6%
Net income(billions of yen)	90.0	97.0	7.0	7.8%

◆ **Financial Forecasts (Non-consolidated)**

	Previous forecast	Revised forecast	Fluctuation	Ratio
Net Sales(billions of yen)	29.0	30.0	1.0	3.4%
Ordinary income(billions of yen)	26.5	27.5	1.0	3.8%
Net income(billions of yen)	26.5	27.5	1.0	3.8%

◆ **Dividend Forecasts**

	Previous forecast	Revised forecast	Fluctuation	Ratio
Annual Dividend per share(yen)	-	6,250	-	-


TEISEKI

Revision of Financial Forecasts for the six months ending September 30, 2006

◆ **Financial Forecasts (1st Half Consolidated)**

	Previous forecast	Revised forecast
Net Sales(billions of yen)	-	375.0
Ordinary income(billions of yen)	-	209.0
Net income(billions of yen)	-	48.0

◆ **Financial Forecasts (1st Half Non-consolidated)**

	Previous forecast	Revised forecast
Net Sales(billions of yen)	-	1.5
Ordinary income(billions of yen)	-	0
Net income(billions of yen)	-	0

Sales Volume* and Net Sales



Sales Volume of Crude Oil and Petroleum Products
Sales Volume of Natural Gas
Net Sales
(MMbbl)
100
90
80
70
60
50
40
30
20
10
0
80.2
91.0
'06.3**
'07.3(E)
(Bcf)
400
350
300
250
200
150
100
50
0
349.6
385.5
'06.3**
'07.3(E)
(Billions of yen)
800
700
600
500
400
300
200
100
0
805.0
794.0
'06.3**
'07.3(E)

* Excluding LPG and iodine

** Simple sum of INPEX's as of Mar. 2006 and Teikoku's as of Dec. 2005




TEISEKI

Net Income Sensitivities

■ Estimated Impact of crude oil price and foreign exchange fluctuation on consolidated net income for the year ending March 31, 2007

(Billions of yen)

Brent Crude Oil Price $1/bbl increase (decrease)	+2.3(2.3)
Exchange Rate ¥1 depreciation (appreciation) against the U.S. dollars	+1.35(1.35)

Note: The actual impact will depend on changes in production volumes, capital expenditure and the recovery of costs, and may not be constant depending on the absolute level of oil prices and the exchange rate

Activities of Domestic Natural Gas Business

INPEX 

Building the Domestic Infrastructure
- An original design will be completed in 2007



Sea of Japan
Niigata
Niigata
Minami-Nagaoka Gas Field
Fukushima
Offshore Iwaki Gas Field
Domestic gas
Shin Tokyo Line
Gunma Interconnection Line (Planned)
Gunma
Extension to Shin Tokyo Line (Under Construction)
Tokyo Line
Tochigi
Ryomo Line
Pacific Ocean
Matsumoto Line
Saitama
Iruma Line
Nagano
Kofu Line
Yamanashi
Tokyo
LNG (regasified)
Shizuoka Line (Under Construction)
Second Suruga Trunk Pipeline (Shizuoka Gas)
Chiba
Minamifuji Line
Sodeshi LNG Terminal
[Three Company Cooperative Pipeline (Teikoku Oil, Shizuoka Gas, Tokyo Gas)] (Under Construction)
Shizuoka

Pipeline Network

- **Domestic Reserves (To be expanded)**
  - Natural Gas : About 23.8 billion cubic meters (as of end-2005 : R/P over 30 years)
  - Development of the northern part of Minami-Nagaoka Gas Field by Massive Hydraulic Fracturing (MHF) Technology

    (3 wells to be applied by 2010 : Expected additional reserves of few billion cubic meters)
- **Expansion of Plant Capacity**
  - Additional processing train at Minami Nagaoka : Completion in Oct 2006 (Processing capacity:3.4MM cubic meters/D → 4.9MM cubic meters/D)
- **Pipeline Network (Total of 1,300 kilometers)**
  - Shizuoka Line/Minamifuji Line : Completion in 2006

    (Additional Gas sales to Shizuoka Gas from 2007 to 2009 / 100MM cubic meters/y ~200MM cubic meters/y)
  - Extension of Shin Tokyo Line : Completion in second half of 2007
- **Introduction of LNG from Shizuoka Gas (From 2010)**
  - Maximize the utilization value of domestic reserves
  - Achieve improvement of supply stability and enhance transport capacity
  - Secure durability of domestic natural gas business

For further business expansion



Sea of Japan
Niigata
Niigata
Minami-Nagaoka Gas Field
Fukushima
Offshore Iwaki Gas Field
Shin Tokyo Line
Gunma Interconnection Line (Planned)
Gunma
Extension to Shin Tokyo Line (Under Construction)
Tokyo Line
Tochigi
Ryomo Line
Pacific Ocean
Matsumoto Line
Saitama
Iruma Line
Nagano
Kofu Line
Yamanashi
Tokyo
Shizuoka Line (Under Construction)
Second Suruga Trunk Pipeline (Shizuoka Gas)
Chiba
Sodeshi LNG Terminal
Minamifuji Line
Shizuoka

- Further reinforcement of gas supply infrastructure
  - Reviewing the infrastructure reinforcement to meet the growing demand for natural gas in our current service area and its surrounding areas



Map of the Gunma Interconnection Line Plan
Gunma Interconnection Line
Tokyo Line

- Gunma Interconnection Line (Planned)
  - For gas demand in North-Kanto region
  - Connecting Shin-Tokyo Line and Kumagaya-Sano Line of Tokyo Gas (about 100 kilometers, completion targeted in 2012)
  - Start construction for certain sections (about 6 kilometers)
- Enhancement of underground storage at Sekihara Gas Field nearby Minami-Nagaoka (emergency function)

  (Withdrawal capacity : 1.6MM cubic meters/D → 2.4MM cubic meters/D

- Starting the Power business at Minami-Nagaoka Gas Field
  - Own gas and condensate will be used for fuel
  - Plant operation rate improves by the fuel switching according to the gas demand
  - Start operation in Spring 2007

INPEX


TEISEKI

Growth of Domestic Natural Gas Business



Pipeline Extensions (kilometers)
Natural Gas Sales Volume (Millions of Cubic Meters)
Natural Gas Sales Volume (target)
Natural Gas Sales Volume
Pipeline:Planned (Km)
Pipeline (Km)
Already Constructed and Under Construction
To further expansion of a business scale
Base Sales Volume: About 1,100(2006:planned)
Base Sales Volume: About 1,200(2010:target)
Sales to Shizuoka Gas (Jan-Mar 2007 : About 90)
Completion of Gunma Interconnection Line
1,800
1,700
1,600
1,500
1,400
1,300
1,200
1,100
1,000
900
800
700
1,600
1,500
1,400
1,300
1,200
1,100
1,000
900
800
700
600
500
400
300
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012

note: * 2002-2005 : Calendar year 2006- : April to March
** 1Cubic Meter : 41.86MJ (10,000kcal)

- Target for gas sales to be achieved in an earlier stage
  - Strong competitiveness due to price increase of crude oil
  - Fuel Switching to natural gas by Industrial users
  - Mass demand in North-Kanto region

  ⇒ Target for gas sales volume (1,200 MMm3) achieved soon

- Introduction of LNG (From 2010)
  - Introduction of LNG corresponding to our growing sales
  - Pursuit an advantage of scale

  ⇒ Further growth

Activities of Overseas Project

INPEX 

Highlight of FY2006-2007 Overseas Business

	FY2006 (Mar. 2006)	FY2007 (Mar. 2007)
Asia/Oceania	➢ Commenced natural gas production at APN Gas Field (Offshore North West Java Block) (August 2005) ➢ Commenced LNG distribution from Bayu-Undan (February 2006)	➢ Commenced Australian federal and West Australian state government approval process for assessment of environmental impact of the Ichthys LNG project (May 2006) ➢ Commenced LNG distribution from South East Sumatra Block (May 2006) ➢ Belanak crude and condensate field (South Natuna Sea Block B) planned to commence LPG production (October 2006 -) ➢ Drilling of four appraisal wells are scheduled at Abadi Gas Field (Masela Block)
Middle East/ Africa	➢ Contract extended until 2020 (10 years) at West Bakr Block (Egypt) (July 2005) ➢ Acquisition of Exploration blocks in Libya (October 2005) ➢ Contract extended until 2026 (8years) at Upper Zakum Oil Field, ADMA Block (March 2006)	➢ Begin establishment of development plan for undeveloped oil fields in ADMA Block ➢ Begin seismic survey in exploration blocks in Libya
Caspian Sea/ Latin America	➢ Acquisition of Moruy II exploration block in Venezuela (November 2005) ➢ West Azeri has commenced crude oil production (December 2005)	➢ BTC pipeline expected to begin shipment (late May 2006) ➢ East Azeri is planned to commence crude oil production (November 2006 -) ➢ Continues evaluation of four structures except Kashagan Oil Field (Kalamkas, Aktote, Kashagan Southwest and Kairan structures) ➢ Begin development of Frade Block in Brazil

Progress of Major Projects

Existing Profit Center: Offshore Mahakam, Indonesia



■ **Plan for FY2007 (Mar. 2007)**

- Continuous gas field development to support stable LNG supply from the Bontang LNG Plant (Staged development at the Tunu and Peciko fields, further development of the Tambora field, development of phase 1 aiming for production to start in September 2007 at the Sisi/Nubi gas fields)

■ **Mid-to Long-Term Targets**

- Continuation of stable supply of natural gas to the Bontang LNG Plant
- Renewal of the LNG sales contracts to be expired in 2010 or later





Progress of Major Projects

Long Term Growth Driver (1): ACG, Kashagan in the Caspian Sea

■ **ACG(Azeri-Chirag-Gunashili) Oil Fields, Azerbaijan**

- Phase 1 (Central Azeri) start-up in February 2005
- Phase 2 (West and East Azeri): West Azeri has already commenced production from December 2005. East Azeri is under development, and is planned to start-up from November 2006
- Phase 3 (Gunashili Deepwater and West Chirag) are scheduled to start-up in 2008
- The BTC pipeline is expected to begin full shipment in late May 2006
- The level of production is expected to reach over 1 million barrels per day in 2009

■ **Kashagan Oil Field, Kazakhstan**

- Phase 1 at Kashagan Oil Field are under way, and production is planned to start-up in 2008
- The level of production is expected to plateau at 1.2 million barrels per day in 2016 through the staged development
- Four structures except Kashagan Oil Field (Kalamkas, Aktote, Kashagan Southwest and Kairan structures) are under evaluation

Progress of Major Projects

Long Term Growth Driver (2): Venezuela


Teikoku oil (Venezuela)
East Guarico / Sanvi Guere Block
Caracas
Guyana
Venezuela
Colombia
Teikoku Oil SCT Exploration B.V.
San Carlos / Tinaco Block
Brazil

- **East Guarico / Sanvi-Guere Block (Venezuela)**
  - Commenced operating service from 1992 (Over 10 years experience and strong presence as an operator in Venezuela)
  - Production in 2005 Crude oil: approx. 3,500 bbl/d (Including condensate)
    Gas: approx. 70MMCF/d
  - Expanding our gas business through reinforcement of infrastructure.
  - Changing from Operating Service Agreement to Joint Venture Agreement (Executed a Memorandum of Understanding in March 31, 2006)

↓

Virtually, contract term will be extended and we take this occasion favourably to expand our business in a long term in Venezuela as well as to establish a closer relationship with the government.




Progress of Major Projects

Large Scale Operator Projects: Ichthys, Abadi and Azadegan

Ichthys Gas-Condensate Field, Australia (WA-285-P Block)

- Proactively conducting feasibility studies and gas marketing for the commercialization of LNG project
- From May 2006, commenced Australian federal and West Australian state government approval process for assessment of the environmental impact of the project
- Target commencement of LNG production in the middle of 2012. Plans production/sales volume of LNG at 6 million tons/year, and LPG/condensate total at 100,000bbl/d at the early stage of the project

Abadi Gas Field, Indonesia (Masela Block)

- Drilling of four appraisal wells are scheduled in order to evaluate reserves from 3Q 2006
- After appraisal activities, we plan to conduct feasibility studies for development plan and gas marketing

Azadedan Oil Field, Iran

- Establishing operating organization, implementing bidding procedures necessary for the development of the field and conducting appraisal work for the reserve evaluation based on the appropriate working process along with progress of demining

Corporate Strategy

INPEX



Progress of Integration

- Since establishment of the holding company, INPEX Holdings Inc. on April 3, commenced development of organization structure toward completion of integration (merger of the holding company and the two operating companies) scheduled in June 2008
- Commenced strengthening of corporate management that utilizes both company's capability to enhance enterprise value, by promoting information sharing and understanding of each other at both management and working level through weekly management committees and technical committees
- Development of management principles and corporate activity charter as a new group – Promotion of group compliance at compliance committee
- Proactive exchange of human resources – Eight engineers from Teikoku participate in development of Ichthys gas/condensate fields
- Integration of IR/PR function – Enhancement of IR/PR activity and disclosure policy for investors
- Commenced effort for completion of integration such as development of efficient organization system, establishment of IT task force/Ichthys development task force that supports information sharing and unified decision making on investment/corporate strategy

INPEX Holdings Organization Structure



Consolidated employees (as of April 3rd): 1,710
Overseas bases: 11 Resident employee: 103
Jakarta (Indonesia) Perth (Australia)
Tehran (Iran) Abu Dhabi (UAE)
Houston (US) London (UK)
Caracas/Sao Tome (Venezuela)
Quito (Equator) Tripoli (Libya)
Cairo (Egypt) Reynosa (Mexico)
Shareholders' meeting
Board of Directors
Board of Auditors
Management Committee
Compliance Committee
President
Internal Audit Unit (6)
Administration Division (25)
Corporate Strategy and Planning Division (26)
Accounting, Finance & IT System Division (23)
Technology Division (7)
Secretary Unit
General Administration Unit
Human Resources Unit
Corporate Strategy & Planning Unit
Corporate Communications Unit
Overseas Project Planning & Coordination Unit
Domestic Project Planning & Coordination Unit
Accounting & Finance Unit
IT System Unit
Technology Planning Unit
Operator Project Support Unit
HSE Unit

*Employees in each division includes interlocking employees from other division and our group companies.
Twenty full-time employees for INPEX Holdings at the time of establishment

INPEX



TEISEKI

Key Strategy of INPEX Holdings

Strengthening global competitiveness through integration
(Strengthen financial base, technical capability, and business development)

Well-balanced Asset Portfolio	Strengthened Presence	Enhanced Capability as an Operator
■ Overseas oil and gas assets ■ Domestic gas assets ■ Domestic gas pipeline network	■ Expansion of scale of reserves and production ■ Strengthen sound financial base	■ Technical capability such as human resources and know how

- Maintenance and enhancement of gas production in offshore Mahakam, Indonesia (existing profit center)
- Pursuing steady implementation of ACG, Kashagan, Ecuador, Venezuela (mid- and long-term growth driver)
- Expansion of scale of domestic gas business (long-term stable business model)
- Early commercialization of large scale discovered assets such as Ichthys and Abadi (Realization of synergy with technical capability)

- Maintenance and expansion of reserves (acquisition of promising exploration projects and oil/gas assets)
- Possible development in new business domain (pursuing potential combination of domestic pipeline and overseas gas assets)

Realize "Sustainable growth of the company"
"Stable and efficient supply of energy"

Proved Reserves* (By Resource Type / By Region)



(As of March 31, 2006)
(As of March 31, 2006)
By Resource Type
By Region
MMBOE
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
1,571
517
1,054
204
168
36
1,775
685
1,090
INPEX CORPORATION
Teikoku Oil
INPEX Holdings**
1,571
7%
53%
40%
204
17%
83%
1,775
8%
47%
45%
■ Oil / Condensate / LPG
■ Natural Gas
□ Asia / Oceania (including Japan)
□ Middle East
□ Caspian Sea / Other

Note: * Proved reserves amounts are based on the reserves report by DeGolyer and MacNaughton in accordance with SEC regulation. Amounts attributable to the equity method affiliates are included. Reserves that is under the process of government approval for interests transfer and assets DeGolyer and MacNaughton did not evaluate are not included

** Simple sum, assuming that integration of INPEX and Teikoku took place in the year ended March 31, 2006

INPEX 

Upside Potential from Probable Reserves*



(As of March 31, 2006)
MMBOE
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
1,372
403
1,775
403
1,372
1,881
3,655
1,881
403
1,372
Reserve Life**
(RP Ratio)
26.4 years
12.8 years
Proved Developed Reserves
Proved Undeveloped Reserves
Proved Reserves
Probable Reserves
Proved + Probable Reserves

Note: * Probable reserves amounts are based on the reserves report by DeGolyer and MacNaughton in accordance with SPE/WPC regulation. Amounts attributable to the equity method affiliates are included. Reserves that is under the process of government approval for interests transfer and assets DeGolyer and MacNaughton did not evaluate are not included

** Reserve Life = Proved (Probable) Reserves as of March 31, 2006/Production (INPEX: for the year ended March 31, 2006, Teikoku: for the year ended December 31, 2005) (RP Ratio: Reserve Production Ratio)

Simple sum, assuming that integration of INPEX and Teikoku took place at April 1, 2005

Proved Reserves* (compared to global E&P companies)



Natural Gas
Crude oil/Condensate/LPG
MMBOE
22,108
17,579
11,985
11,906
10,717
9,616
6,705
4,132
3,328
2,707
2,446
2,183
2,117
1,775
1,407
1,348
1,295
1,093
1,012
988
859
Exxon Mobil (US)
BP (UK)
RD Shell (UK/NL)
Chevron (US)
Total (FR)
ConocoPhillips (US)
ENI (IT)
Statoil (NO)
Repsol (ES)
Occidental (US)
Anadarko (US)
BG (UK)
Apache (US)
INPEX Holdings**
BHP Billiton (AU)
Talisman (CA)
Marathon (US)
Amerada Hess (US)
PTTEP (TH)
Kerr-McGee (US)
Woodside (AU)

Source: Most recent publicly available information
Note: * Company data as of December 31, 2005, except for INPEX Holdings (INPEX and Teikoku, respectively as of March 31, 2006), PTTEP (as of December 31, 2004) and BHP Billiton (as of June 30, 2005)
Proved reserves amounts are calculated in accordance with SEC regulations. Amounts attributable to the equity method affiliates are included. Reserves that is under the process of government approval for interests transfer and assets DeGolyer and MacNaughton did not evaluate are not included
Government-owned companies are not included
** Simple sum, assuming that integration of INPEX and Teikoku took place in the year ended March 31, 2006

INPEX


TEISEKI

Production Volume* (compared to global E&P companies)



Natural Gas
Crude oil/Condensate/LPG
Thousand BOE/d
4,065
3,986
3,477
2,418
2,378
1,868
1,697
1,141
1,101
567
502
496
454
433
388
380
340
335
332
326
Exxon Mobil (US)
BP (UK)
RD Shell (UK/NL)
Total (FR)
Chevron (US)
ConocoPhillips (US)
ENI (IT)
Statoil (NO)
Repsol (ES)
Occidental (US)
BG (UK)
INPEX Holdings (Year ending March 31, 2011)
Apache (US)
Anadarko (US)
Talisman (CA)
INPEX Holdings**
Marathon (US)
Amerada Hess (US)
Kerr-McGee (US)
BHP Billiton (AU)

Source: Most recent publicly available information
Note: * Company data for the year ended December 31, 2005, except for PTTEP (for the year ended December 31, 2004) and BHP Billiton (for the year ended June 30, 2005)
Production figures are in accordance with SEC regulations. Amounts attributable to the equity method affiliates are included.
Government-owned companies are not included
** Simple sum of INPEX (for the year ended March 31, 2006) and Teikoku (for the year ended December 31, 2005)

Production Start-up Schedule



Australia/Timor Sea JPDA
Ichthys
Abadi
Ravensworth
Vincent
Kuda Tasi Jahal
Indonesia
North Belut
Bayu-Undan
Sisi Nubi
Tangguh
Sadewa
Kerisi
Hiu
APN
Belanak
Caspian Sea/Other
Kashagan
Kairan
Aktote
Kalamkas
Kashagan Southwest
Gunashili (Deepwater)
El Ouar I/II
Azeri
South America
Frade
Apaika Nenke (Block 31*)
Middle East
Azadegan
2004
2005
2006
2007
2008
2010
2011
2012
2015
Development Phase (Producing plan is settled)
Project under establishment of development plan
Gas
Oil/Condensate
* In a governmental approval process for interests transfer

52



INPEX

Reserve Replacement Ratio*(RRR)(2003-2005 Average)



500%
400%
300%
200%
100%
0%
417%
271%
193%
188%
171%
167%
156%
142%
140%
129%
118%
115%
106%
99%
95%
INPEX Holdings***
Apache
Conoco Phillips
Anadarko
Talisman
Occidental
BG
BP
PTTEP
Woodside
Chevron
Exxon Mobil
Statoil
Total
ENI

Source: Most recent publicly available information

Note: * Proved reserves increase including acquisition/Production. Reserves and production amounts attributable to equity method affiliates are included

** Reserves data as of December 31, 2005, except for INPEX (as of March 31, 2006), PTTEP (as of December 31, 2004) and BHP Billiton (As of June 30, 2005) Production data for the year ended December 31, 2005, except for INPEX (for the year ended March 31, 2006), PTTEP (for the year ended December 31, 2004) and BHP Billiton (for the year ended June 30, 2005) Government-owned companies are not included

*** Simple sum, assuming that integration of INPEX and Teikoku took place at April 1, 2005

Production Volume Projection* – By Region



Caspian Sea/Other
Middle East
Asia/Oceania (Including Japan)
Year ended/ending March 31, 2006-2011 CAGR: 5.5%
(1,000 BOED)
550
500
450
400
350
300
250
200
150
100
50
0
336
9%
39%
52%
44
55%
45%
380
14%
35%
51%
496
25%
35%
40%
INPEX CORPORATION
Teikoku**
INPEX Holdings***
2007(E)
2008(E)
2009(E)
2010(E)
2011(E)
(year ended/ending March 31)
2006

Note: * Assuming oil prices(Brent) of $55 in the year ending March 31, 2007, $50 in the year ending March 31, 2008, $45 in the year ending March 31, 2009, $40 in the year ending March 31, 2010, and $30 in the year ending March 31, 2011

** Teikoku's figure for the year ended December 31, 2005

*** Simple sum, assuming that integration of INPEX and Teikoku took place at April 1, 2005

**** Figures calculated by multiplying the production volume at the mining areas owned by our group by our company's interest share are 564 MBOE/day for the year ended March 31, 2006 and 727 MBOE/day for the year ending March 31, 2011 (CAGR:5.2%)

INPEX



Exploration/Development Investments



By Activity
(Billions of Yen)
186.6
174.1
12.5
260.0
223.1
36.9
251.0
231.4
19.6
204.9
184.8
20.1
2006*
2007(E)
2008(E)
2009(E)
(year ended/ending March 31)
Exploration
Development
By Region
(Billions of Yen)
186.6
77.2
12.9
96.5
260.0
103.4
32.3
124.3
251.0
77.3
60.1
113.6
204.9
62.8
38.1
104.1
2006*
2007(E)
2008(E)
2009(E)
(year ended/ending March 31)
Caspian Sea/Other
Middle East
Asia/Oceania (Including Japan)

Note: *Simple sum of INPEX's figure for the year ended March 31, 2006 and Teikoku's figure for the year ended December 31, 2005

29) May 18, 2006 — Start of gas sales from Offshore Southeast Sumatra Production Sharing Contract, Indonesia

18 May, 2006

Start of gas sales from Offshore Southeast Sumatra Production Sharing Contract, Indonesia

INPEX Holdings Inc. is pleased to announce that it's subsidiary, INPEX Sumatra, Ltd. together with other contractors of the Offshore Southeast Sumatra Production Sharing Contract (PSC), has started the gas delivery to P.T. Perusahaan Listrik Negara (Persero) (PLN), the national electric power company of Indonesia.

The Offshore Southeast Sumatra PSC will supply Gas from 2006 to 2018. The sales amount will be 80 billion BTU per day during the plateau period from 2007 under the gas sales and purchase agreement with PLN.

The natural gas produced is supplied to the 740 MW combined Cycle Power Plant Cilegon of PLN in West Java by a subsea pipeline.

This project is the first gas supply business of the Offshore Southeast Sumatra PSC and it will contribute to the effective use of natural gas reserves in Indonesia.


Oil Field
Gas Field
Sumatra Island
Intan Field
Widuri Field
Banuwati Field
Zelda Field
Offshore South East Sumatra PSC
(8,282km2)
Cinta Field
Java Sea
0
60km
CILEGON
Gas Processing Facility
Java Island
(Indonesia)
Jakarta

30) May 23, 2006 — Plans for Construction of Natural Gas Pipeline (Shin Oumi Line)

23 May, 2006

Plans for Construction of Natural Gas Pipeline (Shin Oumi Line)

Teikoku Oil Co., Ltd., a 100% subsidiary of INPEX Holdings Inc., has made a decision to construct the "Shin Oumi Line" (total length: 49 km) to increase the gas transportation capacity in a move to meet the demands posed by the steady demand for natural gas along the "Oumi Line," (total length: 66km extending between Joetsu and Itoigawa cities), a natural gas pipeline under operation by Teikoku Oil in the vicinity of Joetsu City, Niigata Prefecture.

Against a background of recent increases in the price of crude oil and a growing recognition of environmental issues, a significant acceleration is being seen in the entire region around the pipeline because of the shift from liquid fuels for industrial applications to the use of natural gas, and the decision has been taken to increase the oil transportation capacity of this line in response to forecasts that, sooner or later, the future demand envisaged in the area concerned will rise to levels well in excess of the current gas transportation capacity.

The new line will result in a 39 km extension at the point of origin of the current line (Joetsu City - Nou, Itoigawa City) and a 10 km extension at the point of termination (Minami Oshiage - Toumi, Itoigawa City) (For details, see the attached map).

Using a wide-spanning pipeline network covering 1,300 km, Teikoku Oil Co., Ltd. supplies natural gas produced in Niigata to approximately 700,000 regular households and commercial and business customers in Niigata, Nagano, Gunma, Tochigi, Saitama prefectures and Tokyo, principally via city-gas enterprises. Construction of the Shin Oumi line will further reinforce the system for safe supply of domestically produced natural gas to the city of Niigata and make global environment-friendly natural gas available to an even greater number of users.

1. Specification: Design pressure: 6.9MPa
   Pipe Diameter: 20 inches (508 mm)
2. Span: Joetsu City ~ Nou, Itoigawa City: 39 km
   Minami Oshiage ~ Toumi, Itoigawa City: 10 km
   Total Extension Length: 49 km
3. Construction Schedule: Commencement: Spring, 2007, Completion: 2009
4. Construction Cost: Approximately 9.5 billion yen

Natural Gas Pipeline Map



Shin Oumi Line Route Map
Shin Oumi Line 39km
Shin Oumi Line 10km
Valve Station
Kubiki Branch
Joetsu City
Oumi Line
Toumi
Nou
Nihongi Line
Minamioshiage
Tokyo Line
Itoigawa City
Niigata Prefecture
Shin Tokyo Line
Sea of Japan
Minami Nagaoka Gas Field
Niigata
Fukushima
Offshore Iwaki Gas Field
Tochigi
Gunma
Gunma Line
Tokyo Line
Shin Tokyo Line
Ryomo Line
Pacific Ocean
Matsumoto Line
Iruma Line
Nagano
Saitama
Kofu Line
Yamanashi
Tokyo
Shizuoka Line
Chiba
Second Suruga Trunk Pipeline
【Shizuoka Gas】
Minamifuji Line
【Teikoku Oil, Shizuoka Gas, Tokyo GaS】
Sodeshi LNG Terminal
Shizuoka

As of May 23 , 2006

31) May 29, 2006 Announcement of Management Changes

May 29, 2006

Announcement of Management Changes

At the meeting of the board of directors of INPEX CORPORATION held on May 29, 2006, the following changes in statutory auditors were informally decided on condition that the proposed changes will be approved at the company's general meeting of shareholders to be held on June 27, 2006.

INPEX Holdings Inc.

As of June 27, 2006	<Name>	<Title>
Retirement	Nobuo Kawa	Statutory Auditor (Outside)

INPEX CORPRATION

As of June 27, 2006	<Name>	<Title>
Retirement	Nobuo Kawa	Statutory Auditor (Outside)
New Appointment	Haruhito Totsune	Statutory Auditor

32) May 30, 2006	No impact on INPEX Holdings' business caused by the earthquake, Central Java, Indonesia

30 May 2006

No impact on INPEX Holdings' business caused by the earthquake, Central Java, Indonesia

INPEX Holdings Inc. is very sorry in deed for the tragic earthquake, Central Java on 27 May that has claimed many thousands of life in Indonesia.

INPEX Holdings announces that there is no impact on any of its businesses in Indonesia caused by this natural disaster.

33) June 2, 2006	INPEX Donates to the Indonesian Red Cross for immediate relief activities in Yogyakarta and Central Java

2 June 2006

INPEX Donates to the Indonesian Red Cross for immediate relief activities in Yogyakarta and Central Java

Following the tragedy that struck the people of the Yogyakarta and Central Java, INPEX CORPORATION contributes an amount of USD 500,000 to the Indonesian Red Cross for immediate relief activities.

The Management of the company expresses its sympathy to the families who have lost loved ones, suffered unimaginable injuries and lost their homes.

As well as the donation to the Indonesian Red Cross, INPEX has contributed to the relief program organized by BPMIGAS.

INPEX is engaged in petroleum exploration and production activities in Indonesia, such as our business of the offshore Mahakam Block in East Kalimantan. In addition to such operations as the partner, INPEX is carrying out the petroleum operation as the operator for the Masela Block, offshore Timor Sea, East Indonesia.

34) June 5, 2006	Receipt of Prize for the Superior Stand at the 11th Iran Oil Show

June 5, 2006

INPEX Holdings Inc.

Receipt of Prize for the Superior Stand at the 11th Iran Oil Show

Our company took part in the 11th Iran Oil Show held in your country from the 20th to the 23rd April 2006 and our booth was awarded the Prize for "the superior stand within the design and construction" by the event organizers.

This is the first time that we have been awarded such a prize at an international exhibition in which over one thousand companies participated and we are truly honoured to be chosen for this award.

Our exhibition booth enjoyed visits from a great many attendees of the show, affording us an excellent opportunity to publicize the business activities of our group.





In The Name of God

INPEX

Kindly note that on the basis of the decision reached by the board of Referees of the 11th IOGPE, your company's stand has been recognized as the superior stand within the design and Construction.

While expressing my profoundest of appreciations for the endeavors of the concerned organizers, this tablet is presented as an expression of our gratitude.

Mohammad.H.Abdolazizi

Director of 11th IOGPE

35) June 6, 2006 BTC Lifts First Oil from Ceyhan

6 June, 2006

BTC Lifts First Oil from Ceyhan

INPEX Holdings Inc. is pleased to announce that BTC Co., of which its subsidiary, INPEX BTC Pipeline, Ltd. is a 2.5% shareholder, has completed the linefill of crude oil into BTC pipeline and about 600,000 barrels of crude oil has been exported as the first cargo from Ceyhan Terminal on the Mediterranean coast of Turkey on 4 June, 2006.

The 1,768km BTC pipeline, starting from Baku, Azerbaijan, via Tbilisi, Georgia, to Ceyhan, Turkey, was constructed to transport crude oil produced primarily from the Azeri-Chirag-Gunashli (ACG) field in the Azerbaijani sector of the Caspian Sea, and allows 1 million barrels of oil a day to be transported and exported from Ceyhan. The linefill work had been performed since May 2005 in which crude oil produced from ACG field was filled into the BTC pipeline at the Sangachal Terminal. A total of 10 million barrels of oil, which came from the ACG field, was required to fill the pipeline. At the Ceyhan marine export terminal, seven crude oil storage tanks with the capacity of one million barrel each have been installed, and a two kilometer-long jetty allows the simultaneous loading of two tankers of up to 300,000 deadweight tonnes.

The BTC Co. shareholders are: BP (30.1%, operator); AzBTC (25%); Chevron (8.9%); Statoil (8.71%); TPAO (6.53%); ENI (5%); Total (5%), Itochu (3.4%); INPEX (2.5%), ConocoPhillips (2.5%) and Amerada Hess (2.36%).

BTC Pipeline Route



Ukraine
Moldova
Odessa
Constanta
Black Sea
Bulgaria
Bosporus Strait
Istanbul
Novorossysk
Russia
Kazakhstan
Atyrau
CPC Pipeline
Northern Route
North Caspian
Sea Block
Aktau
Makhachkala
Caspian Sea
ACG Field
Baku
Turkmenistan
Georgia
Supsa
Tbilisi
Western Route
Armenia
Azerbaijan
Turkey
BTC Pipeline
Ceyhan
Iran
Iraq
Syria
Mediterranean

36) June 22, 2006 Final Investment Decision on the Frade Field in the Federal Republic of Brazil

June 22, 2006

INPEX Holdings Inc.
Sojitz Corporation

Final Investment Decision on the Frade Field in the Federal Republic of Brazil
- First Oil Production in Brazil by Japanese Companies -

INPEX Holdings Inc. and Sojitz Corporation made the final investment decision on June 15, 2006, concerning the Frade Field Development Project participated in through FJPL (Frade Japão Petróleo Limitada), a Brazilian entity established by INPEX Offshore North Campos, Ltd., which is a joint venture company established by INPEX Holdings Inc., Sojitz Corporation and Japan Oil, Gas and Metals National Corporation. Upon this decision, development activities will be started towards the commencement of oil production in the field in April 2009.

In the project to develop the Frade Field in the Campos Basin off the Federal Republic of Brazil, operations are being carried out by an international consortium composed of FJPL, Chevron (the operator) and Brazil's national oil company Petrobras, with each holding a participating interest of 18.3%, 51.7% and 30%, respectively. The Frade Field was discovered in 1986. Through the signing of a Participation Agreement with Petrobras, FJPL participated in the project in July 1999 when the field was in the exploration/evaluation stage.

The Frade Field is located a distance of 120 kilometers offshore in a deep-water area at a depth of 1,050 to 1,300 meters. The field is expected to contain approximately 300 million barrels of recoverable reserves and the production capacity is estimated at 100,000 barrels per day. The project has adopted the development concept of a subsea completion well and FPSO (Floating Production Storage and Offloading) systems. The total capital investment is projected at 2.4 billion US dollars.

With this final investment decision, the first crude oil production in Brazil by Japanese companies will be realized based on the oil development project in which these Japanese companies hold an interest. INPEX Holdings Inc. and Sojitz Corporation will continuously strive to engage fully in the development activities of the Frade Field to achieve the commencement of steady production, and will further endeavor to explore oil development projects in Brazil.

Footnotes

1. The shareholders of INPEX Offshore North Campos, Ltd. are: Japan Oil, Gas and Metals National Corporation (JOGMEC) (50%), INPEX Corporation (INPEX Holdings Inc.) (37.5%), and Sojitz Corporation (12.5%).

2. FJPL is actually a wholly-owned subsidiary of INPEX Offshore North Campos, Ltd. FJPL was established in July 1999.

3. INPEX Holdings Inc. and Sojitz Corporation have participated in the project since the then Indonesia Petroleum, Ltd. and Nissho Iwai Corporation were jointly assigned an interest in the Frade Block by Petrobras, which owned a 100% interest in the Block at that time.

For more information please contact:

Corporate Communication Unit
INPEX Holdings Inc.
Tel: +81-3-5448-0205

Public Relations Department
Sojitz Corporation
Tel: +81-3-5520-3185

Location of Frade Field, Brazil

Brazil

Frade Field

1000m

2000m

200m

100km

Rio De Janeiro

37) July 24, 2006	Execution of Gas Sales and Purchase Agreement of the Offshore Northwest Java Production Sharing Contract, Indonesia

24 July 2006

Execution of Gas Sales and Purchase Agreement of the Offshore Northwest Java Production Sharing Contract, Indonesia

INPEX Holdings Inc. is pleased to announce that its subsidiary, INPEX Jawa, Ltd. together with other contractors of the Offshore Northwest Java Production Sharing Contract (PSC), executed the Gas Sales and Purchase Agreement on 24 July with PT Pupuk Kujang, the national fertilizer company of the Republic of Indonesia.

The PSC will supply the natural gas from 2007 to 2017. The sales amount will be 57 billion BTU per day during the first 5 years and the cumulative sales volumes will be reached at 135 trillion BTU. The sales gas will be supplied to the PT Pupuk Kujang Fertilizer Plant located on West Java.

This project is the additional gas supply business of the PSC which is engaged in gas supply to the national electric power company (PLN) and the national gas company (PGN). This new project will contribute to the effective use of gas reserves in Indonesia.

Business activities of INPEX Holding group will be further expanded through the execution of this agreement.



Offshore Northwest Java Block
Offshore Southeast
Sumatra Block
Java Sea
Sumatra Island
Intan
Widuri
Banuwati
Zelda
NW. Corner
Bima
Cinta
APN
Ardjuna
Jakarta
Java Island
(Indonesia)
Oil field
Gas field
0
60km

38) July 26, 2006 — Acquisition of the interests in the WA-357-P, WA-274-P and WA-281-P, Offshore North West Shelf, Western Australia

26 July 2006

Acquisition of the interests in the WA-357-P, WA-274-P and WA-281-P, Offshore North West Shelf, Western Australia

INPEX Holdings Inc. is pleased to announce that, through its wholly owned subsidiaries INPEX Browse and INPEX Alpha, it has acquired a 35% interest of the WA-357-P, a 20% interest in each of the WA-274-P and WA-281-P located in the offshore North West Shelf, Western Australia. The acquisitions are subject to the Commonwealth and Western Australian Government approvals.

[WA-274-P]
The WA-274-P covers an area of about 2,760km2, with a water depth ranging 300m to 500m. INPEX Browse acquired a 20% interest from the operator, Coveyork Pty. Ltd, a wholly owned subsidiary of Santos Limited (Santos). Santos will have a 30% interest in the permit after the transfer and Unocal Western Australia Pty Ltd, a wholly owned subsidiary of Chevron Corporation (Chevron) holds the remaining 50% interest.

[WA-281-P]
The WA-281-P covers an area of about 2,340km^2, with a water depth ranging from 150m to 450m. INPEX Browse acquired a 17.3394% from Santos Offshore Pty. Ltd (another wholly owned subsidiary of Santos) and a 2.6606% interest from Beach Petroleum Ltd. (Beach), giving INPEX Browse a 20% interest in the permit. After the transaction is completed, Santos will hold 72.6606%, Beach will hold 7.3394% and INPEX Browse will hold 20%.

Currently both permits are in the first year of the renewal terms.

[Browse Basin]
The WA-274-P and the WA-281-P are in the offshore North West Shelf and located in the petroliferous Browse Basin, in which INPEX Browse has discovered the giant Ichthys field. This field is currently under evaluation for the LNG and liquids commercial development project. The WA-285-P, with its Ichthys gas condensate field, is adjacent to both of the WA-274-P and WA-281-P areas. The discovery of natural gas in both permits would be expected to expand the commercial development in the Ichthys field.

[WA-357-P]

The WA-357-P covers an area of about 481 km^2, with a water depth ranging from 200m to 500m. The permit was originally granted to Apache on December 2004 and currently the permit is in the second year of the exploration terms. After this transaction, Apache operates with a 65% interest and INPEX Alpha has a 35% interest.

[Carnarvon Basin]

INPEX Alpha is producing oil in the Griffin field, and holds discovered and undeveloped oil and gas fields such as the Ravensworth oil field and the Van Gogh/Theo oil field, all these fields in the Carnarvon Basin, Western Australia where the newly acquired WA-357-P is also located and adjacent to these fields. These undeveloped oil fields are evaluated for future commercial development and the area has much potential for hydrocarbon discovery.

INPEX Holdings makes its effort to expand the oil and gas assets in Australia. The acquisition of the interests in the three exploration permits would contribute in this business strategy.

INDONESIA

Joint Petroleum Development Area

INDONESIA

AUSTRALIA

WA-274-P

Timor Sea

Ichthys

WA-285-P

WA-281-P

AUSTRALIA

N

0 100 200

kilometres

WA-274-P / WA-281-P


WA 357 P
Van Gogh
Griffin
WA 10 L
WA 155 P(P2)
WA 155 P(P1)
Ravensworth
Exmouth
Onslow
Barrow Island
Dampier
50km

WA-357-P

39) August 9, 2006 Consolidated Financial Results for the Three Months ended June 30, 2006




FASF

Consolidated Financial Results for the Three Months ended June 30, 2006

August 9, 2006

Note: The following report is an English translation of the Japanese-language original.

Listed company's name (URL http://www.inpexhd.co.jp/)	INPEX Holdings Inc.
Code number	1605: 1st Section of the Tokyo Stock Exchange
Representative	Naoki Kuroda, President
Contact person	Shuhei Miyamoto, General Manager, Corporate Communications Unit. TEL +81-3-5448-0205

1. Preparation of the Financial Results

Application of simplified accounting method : No

Note: The Company was established as a joint holding company of INPEX CORPORATION and Teikoku Oil Co., Ltd. on April 3, 2006. Since the Company started to compile the consolidated financial results from this period, "any changes in accounting policies from the latest fiscal year" or "any changes in scope of consolidation and equity method of accounting" are not disclosed.

2. Financial and Operating Results for the Three Months ended June 30, 2006 (April 1, 2006 through June 30, 2006)

(1) Consolidated operating results Note: Amounts less than one million yen are rounded off.

	Net sales		Operating income		Ordinary income		Net income	
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
For the three months ended June 30, 2006	223,032	—	130,390	—	132,818	—	25,760	—

	Net income per share—basic	Net income per share—diluted
	Yen	Yen
For the three months ended June 30, 2006	11,025.74	—

Notes: 1. Since the Company started to compile the consolidated financial results from this period, no consolidated financial results of the corresponding period of the previous year nor percentage changes from the corresponding period of the previous year are disclosed.

2. Average number of shares issued and outstanding in this period (consolidated): Three months ended June 30, 2006; 2,336,354 shares

(Qualitative Information on Consolidated Financial Results)

During the three months ended June 30, 2006, consolidated net sales were ¥223,032 million. Consolidated net sales of crude oil were ¥141,316 million. Consolidated net sales of natural gas were ¥75,724 million. The average crude oil price for the three months ended June 30, 2006 was US$65.78 per bbl. The average yen against the U.S. dollar for the three months ended June 30, 2006 was ¥114.52 per U.S. dollar.

Cost of sales for the three months ended June 30, 2006 was ¥75,356 million. Exploration expenses were ¥5,997 million. Selling, general and administrative expenses were ¥11,287 million. As a result, operating income was ¥130,390 million.

Other income for the three months ended June 30, 2006 was ¥8,637 million. Other expenses were ¥6,209 million. As a result, ordinary income for the three months ended June 30, 2006 was ¥132,818 million.

Income taxes - current for the three months ended June 30, 2006 were ¥107,110 million. Income taxes – deferred for the three months ended June 30, 2006 were ¥ (3,334) million. Minority interests were ¥3,282 million. As a result of above effects, consolidated net income for the three months ended June 30, 2006 was ¥25,760 million.

(2) Consolidated financial position

Note: Amounts less than one million yen are rounded off.

	Total assets	Net assets	Shareholders' equity ratio	Net assets per share
	Million yen	Million yen	%	Yen
As of June 30, 2006	1,449,551	894,154	58.7	364,230.57

Notes: 1. Since the Company started to compile the consolidated financial position from this period, the consolidated financial position at the end of the previous period is not disclosed.

2. Number of shares at the end of this period (consolidated):
As of June 30, 2006; 2,336,192 shares

(Consolidated cash flows)

Note: Amounts less than one million yen are rounded off.

	Operating activities	Investing activities	Financing activities	Cash and cash equivalents at the end of the period
For the three months ended June 30, 2006	Million yen 66,137	Million yen (46,116)	Million yen (6,727)	Million yen 163,077

Notes: Since the Company started to compile the consolidated cash flows from this period, the consolidated cash flows of the corresponding period of the previous year are not disclosed.

(Qualitative Information on Consolidated Financial Position)

Consolidated total assets were ¥1,449,551 million as of June 30, 2006. Current assets were ¥346,783 million. Fixed assets were ¥1,102,767 million.

Total liabilities were ¥555,396 million and total net assets were ¥894,154 million. Minority interests included in total net assets were ¥43,242 million .

As for cash flows during the three months ended June 30, 2006, net cash provided by operating activities was ¥66,137 million. Net cash used in investing activities was ¥46,116 million. Net cash used in financing activities was ¥6,727 million. After deducting ¥1,359 million for the effect of exchange rate changes on cash and cash equivalents, the net increase in cash and cash equivalents during the three months ended June 30, 2006 amounted to ¥11,934 million. Cash and cash equivalents at the end of the three months ended June 30, 2006 totaled ¥163,077 million by adding ¥11,934 million which was an increase in cash and cash equivalents during the period and ¥151,143 million at beginning of the period.

[Accompanied materials]

1. Condensed Consolidated Balance Sheet
2. Condensed Consolidated Statement of Income
3. Condensed Consolidated Statement of Cash Flows
4. Production, Orders Received and Sales Performance

[Supplemental materials]

1. Condensed Consolidated Balance Sheets of INPEX CORPORATION and Teikoku Oil Co., Ltd.
2. Condensed Consolidated Statements of Income of INPEX CORPORATION and Teikoku Oil Co., Ltd.

[Reference]

Projected Consolidated Operating Results for the year ending March 31, 2007

	Net sales	Ordinary income	Net income	Net income per share
	Million yen	Million yen	Million yen	Yen
Semiannual (April 1, 2006 through September 30, 2006)	467,000	274,000	58,000	24,826.72
Annual (April 1, 2006 through March 31, 2007)	918,000	521,000	118,000	50,509.53

Reference:

1. The projected net income per share for the year ending March 31, 2007 is calculated based on the expected average number of shares outstanding of 2,336,192 at March 31, 2007.

2. The above forecasts are calculated based on the following assumptions:

Crude oil price (Brent)	2nd Quarter* US$ 65.00/bbl (First-Half* US$ 67.72/bbl) Second-Half * US$ 57.50/bbl (Full Year* US$ 62.61/bbl)
Foreign currency exchange rates	2nd Quarter ¥115/US$ Second-Half ¥110/US$

*2nd Quarter : July 1, 2006- September 30, 2006 First-Half : April 1, 2006-September 30, 2006
Second-Half : October 1, 2006- March 31, 2007 Full Year : April 1, 2006- March 31, 2007

Our crude oil prices are different for each crude oil, and there are also price difference between our crude oil price and price of Brent. Price differential are caused by its quality and its pricing range is not constant due to the market conditions. Most of our crude oil prices are lower than Brent price.

* The aforementioned projections are based on currently available information and contain many uncertainties. Changing business conditions including oil and gas price levels, production and sales plans, projects development schedules, government regulations and financial and tax schemes may cause actual results to differ from the above forecasts.

1. Condensed Consolidated Balance Sheet

(Millions of yen)

Accounts	As of June 30, 2006	
	Amounts	Ratio
		%
(Assets)		
Current assets		
Cash and deposits	155,360	
Accounts receivable-trade	65,587	
Marketable securities	35,334	
Other	90,501	
Total current assets	346,783	23.9
Fixed assets		
Tangible fixed assets	212,471	14.7
Intangible assets	274,022	18.9
Investments and other assets		
Investment securities	325,734	
Recoverable accounts under production sharing	304,323	
Other	40,979	
Less allowance for recoverable accounts under production sharing	(46,534)	
Less allowance for investments in exploration	(8,230)	
Total investments and other assets	616,273	42.5
Total fixed assets	1,102,767	76.1
Total assets	1,449,551	100.0
(Liabilities)		
Current liabilities		
Accounts payable	22,999	
Short-term loans and current portion of long-term debt	26,976	
Income taxes payable	95,114	
Other	90,167	
Total current liabilities	235,257	16.2
Long-term liabilities		
Long-term debt	230,292	
Other	89,846	
Total long-term liabilities	320,138	22.1
Total liabilities	555,396	38.3
(Net assets)		
Shareholders' capital		
Capital stock	30,000	2.1
Additional paid-in capital	415,892	28.7
Retained earnings	430,735	29.7
Treasury stock	(19,865)	(1.4)
Total Shareholders' equity	856,762	59.1
Valuation, translation adjustments and others		
Unrealized holding loss on securities	(6,875)	(0.5)
Translation adjustments	1,026	0.1
Total valuation, translation adjustments and others	(5,849)	(0.4)
Minority interests	43,242	3.0
Total net assets	894,154	61.7
Total liabilities and net assets	1,449,551	100.0

2. Condensed Consolidated Statement of Income

(Millions of yen)

Accounts	For the three months ended June 30, 2006	
	Amounts	Ratio
		%
I Net sales	223,032	100.0
II Cost of sales	75,356	33.8
Gross profit	147,675	66.2
III Exploration expenses	5,997	2.7
IV Selling, general and administrative expenses	11,287	5.0
Operating income	130,390	58.5
V Other income	8,637	3.9
1 Interest income	2,903	
2 Equity in earnings of affiliates	412	
3 Foreign exchange gain	3,002	
4 Other	2,318	
VI Other expenses	6,209	2.8
1 Interest expense	2,733	
2 Provision for allowance for recoverable accounts under production sharing	726	
3 Other	2,750	
Ordinary income	132,818	59.6
Income before income taxes and minority interests	132,818	59.6
Income taxes-current	107,110	48.0
Income taxes-deferred	(3,334)	(1.5)
Minority interests	3,282	1.5
Net income	25,760	11.6

3. Condensed Consolidated Statement of Cash Flows

(Millions of yen)

Accounts	For the three months ended June 30, 2006
	Amounts
Cash flows from operating activities	
Income before income taxes and minority interests	132,818
Depreciation and amortization	6,608
Amortization of goodwill	1,736
Provision for allowance for recoverable accounts under production sharing	1,441
Interest and dividend income	(4,086)
Interest expense	2,733
Foreign exchange gain	(1,649)
Equity in earnings of affiliates	(412)
Accounts receivable	6,016
Recovery of recoverable accounts under production sharing (capital expenditures)	23,362
Recoverable accounts under production sharing (operating expenditures)	(3,988)
Other	(2,696)
Subtotal	161,883
Interest and dividends received	4,039
Interest paid	(1,958)
Income taxes paid	(97,826)
Net cash provided by operating activities	66,137
Cash flows from investing activities	
Proceeds from sales of marketable securities	12,143
Purchase of tangible fixed assets	(10,774)
Proceeds from sales of tangible fixed assets	110
Purchase of investment securities	(26,420)
Proceeds from sales of investment securities	8,523
Investment in recoverable accounts under production sharing (capital expenditures)	(28,484)
Other	(1,214)
Net cash used in investing activities	(46,116)
Cash flows from financing activities	
Proceeds from long-term debt	9,750
Repayment of long-term debt	(4,890)
Cash dividends paid	(10,783)
Stock transfer payment	(867)
Other	62
Net cash used in financing activities	(6,727)
Effect of exchange rate changes on cash and cash equivalents	(1,359)
Net increase in cash and cash equivalents	11,934
Cash and cash equivalents at beginning of the period	151,143
Cash and cash equivalents at end of the period	163,077

4. Production, Orders Received and Sales Performance

(1) Production

The following table shows production by business segment:

Business segment	Category	For the three months ended June 30, 2006
Crude oil and natural gas businesses	Crude oil	Millions of barrels 21 (Thousands of barrels per day) 232
	Natural gas	Billions of cubic feet 85 (Millions of cubic feet per day) 935
	Subtotal	Millions of BOE 35 (Thousands of BOE per day) 388
	Petroleum Products	Thousands of kiloliters 60
	Iodine	Tons 133

Notes: 1. The amount of LPG produced abroad is included in 'Crude oil'. On the other hand, the amount of LPG produced in the domestic refinery is included in 'Petroleum Products'

2. A portion of crude oil production volume is consumed as fuel for petroleum products.

3. The production by the Company's affiliates accounted for by the equity method is included in the figures above. Also the production is a result for the three months ended 30 June regardless of a closing date on the basis of fiscal periods of its subsidiaries or affiliates.

4. The production volume of crude oil and natural gas under the production sharing contracts entered by INPEX Holdings Group corresponds to the net economic take of our group.
Figures calculated by multiplying the gross production volume by our company's interest share are 27 millions of barrels (291 thousands of barrels per day) of crude oil, 163 billions of cubic feet (1,792 millions of cubic feet per day)of natural gas, and in total 54 millions of BOE (590 thousands of BOE per day),

5. BOE means barrels of oil equivalent.

6. Iodine is refined on consignment by another company.

7. Figures are rounded to nearest whole number.

(2) Orders received

This information is not disclosed since the amount of orders received accounted for a minor portion of total sales. In addition, there is no production for orders received in crude oil and natural gas businesses.

(3) Sales performance

a) We take back the full amount of crude oil produced under the production sharing contracts, and primarily sell it domestically to Japanese power companies and refining companies. We sell natural gas produced in Indonesia in the form of LNG and LPG to Japanese power companies and urban gas companies through PERTAMINA and also sell a part to customers in South Korea, Taiwan and other countries. We sell natural gas produced in Japan to customers using our pipeline.

b) The following table shows sales performance by business segment:

(Millions of yen)

Business segment	Category	For the three months ended June 30, 2006
Crude oil and natural gas businesses	Crude Oil	141,316
	Natural Gas	75,724
	Others	5,569
	Subtotal	222,610
Other Businesses		421
Total		223,032

Notes: 1. LPG is included in natural gas.

2. The above amounts do not include the related consumption tax.

3. The Company's subsidiaries of which closing date for fiscal year is December 31 are consolidated their operating result for the three months ended March 31 except those subsidiaries prepared their financial statements for consolidation purpose as of the consolidation closing date. However, the significant effects of the difference in fiscal periods were properly adjusted in consolidation.

[Supplemental materials]

1. Condensed Consolidated Balance Sheets of INPEX CORPORATION and Teikoku Oil Co., Ltd.

(Millions of yen)

Accounts	INPEX CORPORATION (Consolidated) As of June 30, 2006	Teikoku Oil Co., Ltd. (Consolidated) As of June 30, 2006
	Amounts	Amounts
(Assets)		
Current assets		
Cash and deposits	139,583	15,303
Accounts receivable-trade	56,060	11,053
Marketable securities	19,986	15,348
Other	90,969	21,783
Total current assets	306,599	63,489
Fixed assets		
Tangible fixed assets	63,810	132,719
Intangible assets	135,565	1,110
Investments and other assets		
Investment securities	225,131	100,603
Recoverable accounts under production sharing	303,414	908
Other	28,871	12,889
Less allowance for recoverable accounts under production sharing	(45,866)	(668)
Less allowance for investments in exploration	(5,297)	(2,804)
Total investments and other assets	506,254	110,929
Total fixed assets	705,630	244,759
Total assets	1,012,229	308,248
(Liabilities)		
Current liabilities		
Accounts payable	20,971	2,463
Short-term loans and current portion of long-term debt	21,102	5,873
Income taxes payable	93,459	1,648
Other	71,694	18,018
Total current liabilities	207,228	28,003
Long-term liabilities		
Long-term debt	198,786	31,505
Other	44,119	41,122
Total long-term liabilities	242,905	72,627
Total liabilities	450,134	100,631
(Net assets)		
Shareholders' capital		
Capital stock	29,460	19,579
Additional paid-in capital	62,402	11,222
Retained earnings	429,388	135,056
Treasury stock	-	-
Total Shareholders' equity	521,251	165,858
Valuation, translation adjustments and others		
Unrealized holding loss on securities	(1,306)	39,217
Translation adjustments	1,045	403
Total valuation, translation adjustments and others	(260)	39,621
Minority interests	41,104	2,138
Total net assets	562,094	207,617
Total liabilities and net assets	1,012,229	308,248

2. Condensed Consolidated Statements of Income of INPEX CORPORATION and Teikoku Oil Co., Ltd.

(Millions of yen)

Accounts	INPEX CORPORATION (Consolidated) For the three months ended June 30, 2006	Teikoku Oil Co., Ltd. (Consolidated) For the three months ended June 30, 2006
	Amounts	Amounts
I Net sales	203,372	24,194
II Cost of sales	67,391	12,489
Gross profit	135,981	11,704
III Exploration expenses	5,948	48
IV Selling, general and administrative expenses	4,395	5,367
Operating income	125,637	6,288
V Other income	7,095	1,756
1 Interest income	2,817	86
2 Equity in earnings of affiliates	329	82
3 Foreign exchange gain	3,045	-
4 Other	901	1,586
VI Other expenses	5,357	625
1 Interest expense	2,531	202
2 Provision for allowance for recoverable accounts under production sharing	603	122
3 Other	2,222	300
Ordinary income	127,375	7,418
Income before income taxes and minority interests	127,375	7,418
Income taxes-current	103,837	3,267
Income taxes-deferred	(4,012)	747
Minority interests	3,190	92
Net income	24,359	3,311

40) August 9, 2006	Revisions of the Financial Forecasts for the year ending March 31, 2007

Revisions of the Financial Forecasts for the year ending March 31, 2007

(The following report is an English translation of the Japanese-language original.)

August 9, 2006

INPEX Holdings Inc. has revised its financial forecasts for the year ending March 31, 2007, which were previously announced in May 16, 2006.

1. Revisions of the consolidated financial forecasts for the six months ending September 30, 2006

(Millions of yen)

	Net Sales	Ordinary income	Net income
Previous Forecasts: A	375,000	209,000	48,000
Revised Forecasts: B	467,000	274,000	58,000
Increase (Decrease): B − A	92,000	65,000	10,000
Rate of increase (%)	24.5	31.1	20.8

2. Revisions of the consolidated financial forecasts for the year ending March 31, 2007

(Millions of yen)

	Net Sales	Ordinary income	Net income
Previous Forecasts: A	794,000	419,000	97,000
Revised Forecasts: B	918,000	521,000	118,000
Increase (Decrease): B − A	124,000	102,000	21,000
Rate of increase (%)	15.6	24.3	21.6

INPEX Holdings Inc. does not revise its non-consolidated financial forecasts for the six months ending September 30, 2006 and for the year ending March 31, 2007.

3. Reasons for the revisions

Compared with the forecasts previously announced in May 16, 2006, ordinary income and net income for the six months ending September 30, 2006 and the year ending March 31, 2007 will likely expand considerably based on the expected increase in net sales due to a rise in the price of crude oil and depreciation of yen.

The above forecasts are calculated based on the following assumptions:

	Previous Forecasts	Revised Forecasts
Crude Oil Price (Brent)	Full Year(April 1, 2006- March 31, 2007) : US$ 55/bbl	2nd Quarter(July 1, 2006- September 30, 2006) : US$65/bbl Second-Half(October 1, 2006- March 31, 2007) : US$57.5/bbl
Exchange rates	¥110/US$1	2nd Quarter(July 1, 2006- September 30, 2006): ¥115/US$1 Second-Half(October 1, 2006- March 31, 2007): ¥110/US$1

Note : Our sales crude oil prices are different in each crude and there are also price difference between our sales crude oil price and Brent price. Price differential is caused by its quality, and its pricing range is not constant due to the market conditions. Most of our sales crude oil prices are lower than Brent price.

* The aforementioned forecasts are based on currently available information and contain many uncertainties. Changing business conditions including oil and gas price levels, production and sales plans, projects development schedules, government regulations and financial and tax schemes may cause actual results to differ from the above forecasts.

41) August 11, 2006 — Award of Major Project Facilitation status to INPEX LNG Project

11 August 2006

Award of Major Project Facilitation status to INPEX LNG Project

INPEX Holdings Inc. is pleased to announce that the Australian Minister for Industry, Tourism and Resources, Hon. Ian Macfarlane, has granted Major Project Facilitation (MPF) status to INPEX's planned Ichthys Project located in north-west Australia.

The Ichthys Project will involve development of a very large offshore gas-condensate field and construction of an LNG Plant in the onshore Kimberley region with an initial LNG production capacity of approximately 6 million tonnes per annum. Expansion of the facilities will be determined by market conditions and availability of potential gas reserves in the future.

The planned project has been welcomed by the Australian Government as likely to provide a significant boost to Australia's employment and exports.

The Australian Government awards MPF status to long-term, sustainable projects. Its award means that the Ichthys Project will receive the priority attention of Invest Australia, the Australian Government's inward investment agency. Invest Australia will assist INPEX to obtain government approvals in a timely manner.

INPEX welcomes this recognition by the Minister and Invest Australia's support of our proposed Ichthys Project.

INPEX reaffirms its intention to continue to contribute to the development of Australia's vital resources, working closely with both the Australian and Western Australian State Governments to enable a timely investment decision on this world-scale project.


INDONESIA
Joint Petroleum
Development Area
INDONESIA
AUSTRALIA
Timor
Sea
Ichthys
WA-285-P
AUSTRALIA
N
0
100
200
kilometres

WA-285-P

42) August 28, 2006 — Disposition of INPEX Holdings' Shares by INPEX CORPORATION

August 28, 2006

Disposition of INPEX Holdings' Shares by INPEX CORPORATION

INPEX Holdings Inc. announces our subsidiary, INPEX CORPORATION, decided to dispose our shares as follows :

1. Purpose of disposition

   This disposition is based on the Agreement among Nippon Oil Corporation, Teikoku Oil Co., Ltd. and INPEX CORPORATION announced on December 19, 2005.

2. Details

   INPEX CORPORATION will sell 11,000 shares of common stock of INPEX Holdings Inc. (approximately 0.47% of issued common stock) to Nippon Oil Corporation.

Reference :

INPEX CORPORATION will take 5,000,000 shares of common stock of Nippon Oil Corporation (approximately 0.34% of issued common stock) around the same time as the disposition above. Number of shares to be held by our group including INPEX CORPORATION and Teikoku Oil Co., Ltd., to issued common stock of Nippon Oil Corporation will reach approximately 1.00% through this acquisition.

43) August 31, 2006 Transfer of Interest in WA-285-P

August 31, 2006

Transfer of Interest in WA-285-P

INPEX Holdings Inc. announces that it has agreed to transfer a 24% participating interest in Block WA-285-P in offshore north-west Australia to Total E&P Australia, a subsidiary of Total S.A.. The transaction is subject to the approval of the Australian Government.

INPEX currently owns a 100% interest in WA-285-P through its subsidiary company, INPEX Browse, Ltd. The Block is located in the Browse Basin and has an area of 3,041 km^2 and water depth of 90-340 meters. INPEX discovered the large Ichthys gas-condensate field through a drilling campaign it carried out in WA-285-P during 2000-01.

As Operator, INPEX plans initially to produce from this field around 6 million tonnes of LNG per annum and 100,000 barrels of condensate and LPG per day. Potential future expansion will be determined based on market demand and reserves.

Total's participation in WA-285-P will extend the history of global cooperation between the two firms, dating from their partnership in the offshore Mahakam Block in Indonesia from the 1970s. INPEX is confident that Total's extensive worldwide experience in the LNG industry will support the successful development and safe operation of the Ichthys project.

INPEX will continue to seek approvals and support from the Australian and Western Australian State governments and other stakeholders for early commercial development of the Ichthys project. INPEX intends to continue to place priority on the critical issues of safety and environmental protection, together with the stable, long-term supply of energy within the Asia-Pacific region.

Earlier this month the Australian Minister for Industry, Tourism and Resources granted Major Project Facilitation status to the Ichthys project. As a result of this decision, the Ichthys project will receive the Australian Government's support in seeking project approvals in a timely manner.

INDONESIA

Joint Petroleum Development Area

INDONESIA

AUSTRALIA

Timor Sea

Ichthys

WA-285-P

AUSTRALIA

N

0 100 200

kilometres

WA-285-P

44) October 2, 2006 — Execution of Joint Venture Agreement in Venezuela

02 October, 2006

Execution of Joint Venture Agreement in Venezuela

We, INPEX Holdings Inc. and Teikoku Oil Co., Ltd. ("TEIKOKU"), hereby announce that on 29th of September, 2006, Teikoku Oil de Venezuela, C. A., and Teikoku Oil de Sanvi-Guere C. A., TEIKOKU's 100% subsidiary, executed a Joint Venture Agreement with CORPORACIÓN VENEZOLANA DEL PETRÓLEO, S.A., the subsidiary of Venezuelan national petroleum company PDVSA ("CVP"). Pursuant to this execution, through the basic agreement executed on 31st of March of this year, the parties acknowledge the alteration of operating structure from services agreement basis to joint venture agreement basis. Accordingly, the parties will establish two (2) joint venture companies, i.e. Gas Guarico, S.A. (TEIKOKU 70% - PDVSA Gas 30%) for gas venture and Petroguarico, S.A. (TEIKOKU 30% - CVP 70%) for crude oil venture shortly. This alteration process is to be applied to all the existing services agreements in the Bolivarian Republic of Venezuela ("Republic"), based on the requirements of applicable laws and regulations thereof.

Since 1993 to date, TEIKOKU operated the reactivation programs of oil and gas fields in in the Republic under the operating services agreement and will jointly manage operations in mutually-agreed area continuously.

The joint venture operations for gas shall be officially authenticated by acquiring the new gas license, while the joint venture for crude oil shall be officially authenticated by approval at the Diet of the Republic.

TEIKOKU understands that this alteration shall preferably affect its ongoing and upcoming ventures and its position in the Republic, as the more stable project management in the long term is expected by having direct participation of the Republic into both gas and oil venture and, as further opportunities to jointly undertake new ventures with the Republic is also expected, due to the fact that the term of the new joint venture agreements is materially prolonged (under the new agreement, 20 years from the effective date, while the OSA terminates in 2012 for East Guarico Unit and 2013 for Sanvi-Guere Unit).

For those reasons, TEIKOKU positively recognizes this alteration process and commit ourselves to further strengthening both relationships of mutual trust with the Republic and its business operating base in the Republic.

* Teikoku Oil Co., Ltd. is 100% subsidiary of INPEX Holdings Inc.

45) October 4, 2006 Establishing the Nippon GTL Technology Research Association

October 4, 2006

- Joint GTL demonstration test project begun for the stable supply of energy -

Establishing the Nippon GTL Technology Research Association

INPEX Holdings Inc. is pleased to announce that INPEX CORPORATION has decided to establish Nippon GTL Technology Research Association, together with Nippon Oil Corporation, Japan Petroleum Exploration Co., Ltd., COSMO OIL Co., Ltd., NIPPON STEEL ENGINEERING Co., Ltd, and CHIYODA Corporation and Nippon GTL Technology Research Association will begin demonstration test project on technology to convert natural gas to liquid fuel (hereinafter, GTL technology) in coordination with the Japan Oil, Gas and Metals National Corporation (hereinafter, JOGMEC).

In recent years the expanding global energy demand, especially from Asia, has made the stable supply of energy an important and urgent matter. In facing this issue, the GTL technology with which the natural gas present throughout the world can be converted into liquid fuel is an extremely effective technology for achieving the diversification of primary energy supplies. The fuel produced using GTL technology is also expected to be an environmentally friendly clean fuel.

The process being developed in this GTL demonstration test project is a groundbreaking technology that would for the first time ever allow for natural gas containing carbon dioxide gas to be used directly. Through this research we will develop the technology to compete with the leading oil companies as we work toward harmonizing future stable energy supply with the preservation of the global environment.

Notes

1. Overview of the Nippon GTL Technology Research Association

(1) President	Tadashi Sagai (Executive Vice President Japan Petroleum Exploration Co., Ltd.)
(2) Location	Head Office: Nippon Oil Toranomon Building, 1-2-6 Toranomon, Minato-ku, Tokyo Testing Center: Niigata Higashiko Industrial District
(3) Date of Founding	Late October, 2006 (planned)

2. Overview of GTL Technology

GTL is short for Gas-To-Liquids. The technology allows for production of petroleum products such as naphtha, kerosene, and diesel oils from natural gas through chemical reactions. Overseas it is being advanced by Sasol in South Africa and in commercial projects being carried out by major western oil companies (Shell, ExxonMobil, ConocoPhillips, and others).


GTL
Natural gas (methane, carbon dioxide)
Syngas manufacture
Syngas (hydrogen, carbon monoxide)
FT synthesis*
Liquid fuel syncrude
Hydro cracking
Naphtha Kerosene Diesel, and Lubricant base oils

* FT synthesis: Fischer-Tropsch synthesis

3. Overview of the GTL Demonstration Test Project

(1) Goal

We will test GTL technology in a 500 B/D demonstration plant in preparation for commercial scale plant and explore further scaling up toward commercial capacity of several tens of thousands of B/D, developing GTL technology that is technologically and economically competitive.

(2) Research Structure

Joint research with JOGMEC and Nippon GTL Technology Research Association newly established by six private firms

(3) Research Budget

Total project cost: approx. 36 billion yen (of which approx. 12 billion yen will be borne by the six private firms)

<Cost burden for the six private firms>

INPEX CORPORATION	Approx. 3 billion yen
Nippon Oil Corporation	Approx. 3 billion yen
Japan Petroleum Exploration Co., Ltd.	Approx. 3 billion yen
Cosmo Oil Co., Ltd.	Approx. 1 billion yen
Nippon Steel Engineering Co., Ltd.	Approx. 1 billion yen
Chiyoda Corporation	Approx. 1 billion yen

(4) Time Period FY 2006-2010 (five years)

46) October 18, 2006 Liquidation of Consolidated Subsidiaries

October 18, 2006

Liquidation of Consolidated Subsidiaries

This is to notify that Teikoku Oil Co., Ltd., (Shibuya-ku, Tokyo; President: Masatoshi Sugioka; "TEIKOKU") a 100% subsidiary of INPEX Holdings Inc., has decided to liquidate its consolidated subsidiaries, Teikoku Oil Venezuela B.V., Teikoku Oil de Venezuela, C.A., and Teikoku Oil de Sanvi-Guere, C.A.

Supplemental Information:

1. Reasons of liquidation

Teikoku Oil (Venezuela) Co., Ltd., TEIKOKU's 100% subsidiary, has operated the reactivation programs of oil and gas fields in East Guarico Unit and Sanvi-Guere Unit in the Bolivarian Republic of Venezuela ("Republic") under the operating services agreements since 1992. As announced in the press release "Basic agreement on alteration of the existing petroleum agreements" dated April 03, 2006, TEIKOKU proceeded with negotiations for the alteration of the services agreements with the national petroleum company of the Republic ("PDVSA"), and officially executed a Joint Venture Agreement on September 29, 2006 (local time).

Under the assumption that all powers and authorities of the future development and production operations in newly established areas in the East Guarico Unit are to be transferred to two (2) joint venture companies to be newly established with subsidiaries of PDVSA, Teikoku Oil (Venezuela) Co., Ltd. newly established Teikoku Oil & Gas Venezuela C.A., as an investing entity for such two (2) joint venture companies to respond to the new operating system.

Accordingly, TEIKOKU considers that Teikoku Oil de Venezuela, C.A. and Teikoku Oil de Sanvi-Guere, C.A., which are local operating companies in the Republic, and Teikoku Oil Venezuela B.V., the financing company to the both companies in the above, have finished their original functions, and has decided to liquidate such three (3) consolidated subsidiaries.

2. Outline of three (3) companies to be liquidated

1) Teikoku Oil Venezuela B.V.

Address: Amsterdam, Kingdom of the Netherlands

Establishment: December 27, 2000

Representative: Hidehiko Yako, Director
Capital: 18,000 Euros
Shareholder . Teikoku Oil (Venezuela) Co., Ltd. (100%)
Business Year: December 31

2) Teikoku Oil de Venezuela, C.A.
Address: Caracas, the Bolivarian Republic of Venezuela
Establishment: September 19, 1992
Representative: Matsuro Manabe, President
Capital: 2 million Bolivars
Shareholder: Teikoku Oil (Venezuela) Co., Ltd. (100%)
Business Year: December 31

3) Teikoku Oil de Sanvi–Guere, C.A.
Address: Caracas, the Bolivarian Republic of Venezuela
Establishment: March 2, 1994
Representative: Matsuro Manabe, President
Capital: 2 million Bolivars
Shareholder: Teikoku Oil (Venezuela) Co., Ltd. (100%)
Business Year: December 31

3. Schedule of liquidation

The three (3) consolidated subsidiaries in the above will be liquidated as soon as necessary procedures are duly completed.

4. Outlook of operating results

With respect to the liquidation of the consolidated three (3) subsidiaries as aforementioned, TEIKOKU posted extraordinary loss in its Consolidated Statement of Income for the Year ended March 2006. Accordingly, effects on INPEX Holdings Group's consolidated operating results for FY2006 and onward will not be material.

47) October 23, 2006	Revisions of the Non-Consolidated Financial Forecasts for the six months ending September 30, 2006

Revisions of the Non-Consolidated Financial Forecasts for the six months ending September 30, 2006

(The following report is an English translation of the Japanese-language original.)

October 23, 2006

INPEX Holdings Inc. has revised its financial forecasts for non-consolidated financial results for the six months ending September 30, 2006, which were previously announced in May 16, 2006.

1. Forecasts for non-consolidated financial results for the six months ending September 30, 2006

(Millions of yen)

	Operational revenue	Ordinary income	Net income
Previous Forecasts: A	1, 500	0	0
Revised Forecasts: B	1, 194	−6	−18
Increase (Decrease): B − A	−306	−6	−18
Rate of increase (%)	−20. 4	—	—

Consolidated financial results for the six months ended September 30, 2006 and forecasts for both consolidated and non-consolidated financial results for the year ending March 31, 2007 are currently under review and will be announced on November 15, 2006 along with the announcement of financial results for the six months ended September 30, 2006.

Net income of the non-consolidated financial forecasts for the year ending March 31, 2007, which was previously announced in May 16, 2006, is ¥27.5 billion.

2. Reasons for the revisions

We expect our forecasts for INPEX Holdings group's overall operational and administrative expenses are lower than previous forecasts. Therefore, we have revised the non-consolidated financial forecasts for the six months ending September 30, 2006 for Operational revenue, Ordinary income and Net income as they are calculated based on the above expenses.

* The aforementioned forecasts are based on information available as at the date of this announcement and are subject to risks and uncertainties that may cause the actual results to vary.

48) October 24, 2006 East Azeri Production Start in the Caspian Sea, Azerbaijan

24 October, 2006

East Azeri Production Start in the Caspian Sea, Azerbaijan

INPEX Holdings Inc. is pleased to announce that the Azerbaijan International Operating Company (AIOC), of which its subsidiary, INPEX Southwest Caspian Sea, Ltd. is a shareholder, the start-up of oil production from East Azeri platform on 21 October, four months ahead of the schedule. East Azeri completes Phase 2 of the Azeri-Chirag-Gunashli (ACG) field development in the Azerbaijan sector of the Caspian Sea. Phase 3, which will develop the Deep Water Gunashli area of ACG, remains on schedule to commence production in 2008

Production will increase through mid 2007. On plateau, the East Azeri facility will produce 260,000 barrels per day bringing total Azeri production, including West and Central Azeri, to over 800,000 barrels per day.

The ACG Production Sharing Agreement (PSA), signed in September 1994, covers the 30-year development of the ACG contract area (432.4km^2). It is estimated that 5.4 billions barrels of oil will be recovered during the PSA period. The field is being developed in several phases: Chirag has been producing since 1997 as part of the Early Oil Project. This was followed by Azeri Project Phase 1 – Central Azeri production in early 2005. Successive phases have included West Azeri, which started production in 2006, and East Azeri, which has just come on stream as Azeri Project Phase 2. The final ACG development phase – Phase 3 (Deepwater Gunashli) is under construction and expected to begin production in 2008. The integrated development is expected to produce more than 1 million BOPD by 2009.

The parties to the Azeri-Chirag-Gunashli (ACG) Production Sharing Agreement are: BP (operator – 34.1%), Chevron (10.3%), SOCAR (10%), INPEX (10%), Statoil (8.6%), ExxonMobil (8%), TPAO (6.8%), Devon (5.6%), Itochu (3.9%) and Hess (2.7%).

ACG Project Location Map



AZERBAIJAN
Baku
Apsheron Peninsula
Sangachal
BTC Pipeline
ACG Project
Chirag Field
Deep Water Gunashli Field
Azeri Field
50km
INDEX MAP
RUSSIA
CASPIAN SEA
GEORGIA
AZERBAIJAN
IRAN
TURKMENISTAN
UZBEKISTAN
500km

49) November 15, 2006	Consolidated Financial Results for the Six Months ended September 30, 2006





Consolidated Financial Results for the six months ended September 30, 2006

November 15, 2006

Note: The following report is an English translation of the Japanese-language original.

Full translation will be available soon.

Company name	INPEX Holdings Inc.	Stock Exchange on which the Company is listed	Tokyo Stock Exchange
Code number	1605	Location of the head office	Tokyo

(URL http://www.inpexhd.co.jp/)

Representative	Naoki Kuroda, President
Contact person	Syuhei Miyamoto, General Manager, Corporate Communication Unit
	TEL+81-3-5448-0205
Date of the meeting of the Board of Directors for the six months ended September 30, 2006 financial results	November 15, 2006
Prepared in accordance with accounting principles generally accepted in the United States of America	No

1. Consolidated Financial Results for the six months ended September 30, 2006 (April 1, 2006-September 30, 2006)

(1) Consolidated operating results

Note: Amounts less than one million yen are rounded off.

	Net sales		Operating income		Ordinary income	
	Million yen	%	Million yen	%	Million yen	%
For the six months ended September 30, 2006	500,847	—	298,457	—	294,029	—

	Net income		Net income per share—basic	Net income per share—diluted
	Million yen	%	Yen	Yen
For the six months ended September 30, 2006	64,674	—	27,647.74	—

(Notes)
1. Equity in earnings of affiliates: for the six months ended September 30, 2006, ¥ 778 million
2. Average number of shares issued and outstanding in this period (consolidated): for the six months ended September 30, 2006, 2,339,237 shares
3. Change in accounting policy: No
4. Since consolidated financial results are prepared for the first time for the six months ended September 30, 2006, percentage expressions for the change from the corresponding period of the preceding year are not disclosed.

(2) Consolidated financial position

	Total assets	Net assets	Net assets excluding minority interests as a percentage of total assets	Net assets excluding minority interests per share
	Million yen	Million yen	%	Yen
As of September 30, 2006	1,530,943	947,949	58.8	383,912.77

Note: Number of shares issued and outstanding at the end of this period (consolidated): as of September 30, 2006, 2,346,637 shares

(3) Consolidated cash flows

Note: Amounts less than one million yen are rounded off.

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at end of the period
	Million yen	Million yen	Million yen	Million yen
For the six months ended September 30, 2006	151,444	(77,290)	8,843	235,335

(4) Scope of consolidation and equity method

Number of consolidated subsidiaries	57 Companies
Number of unconsolidated subsidiaries accounted for by the equity method	None
Number of affiliated companies accounted for by the equity method	13 Companies

(5) Changes in scope of consolidation and equity method

	Increase	Decrease
Consolidated subsidiaries	2 companies	None
Affiliated companies accounted for by the equity method	None	None

Note: Since the Company was established on April 3, 2006 as the sole parent company of INPEX CORPORATION and Teikoku Oil Co., Ltd., the above number of companies represents the changes in scope of consolidation and equity method since the establishment of the Company.

2. Estimated Consolidated Operating Results for the year ended March 31, 2007
(April 1, 2006–March 31, 2007)

	Net sales	Ordinary income	Net income
	Million yen	Million yen	Million yen
For the year ended March 31, 2007	951,000	541,000	124,000

Reference: The forecast of ¥52,841.57 of net income per share for the year ended March 31, 2007, is calculated based on the expected number of shares issued and outstanding of 2,346,637 shares at March 31, 2007.

* The aforementioned forecasts are based on currently available information and contain many uncertainties. Changing business conditions including oil and gas price levels, production and sales plans, projects development schedules, government regulations, financial conditions and regulationship with oil and gas producing countries may cause actual results to differ from the above forecasts.

Average number of shares during this period (after deducting the number of treasury stock)

	For the six months ended September 30, 2006
Common stock	2,339,236 shares
Common stock equivalent share; Special class share	1 share

Number of shares issued and outstanding at the end of this period (after deducting the number of treasury stock)

	For the six months ended September 30, 2006
Common stock	2,346,636 shares
Common stock equivalent share; Special class share	1 share

Note: Since shareholder of the special class share is entitled to the same rights as that for shareholders of common stock regarding dividends and the distribution of residual property, the special class share is classified as common stock equivalent share.

IV Consolidated financial statements

(1) Consolidated financial statements

1) Consolidated balance sheet

(Millions of yen)

Accounts	As of September 30, 2006	
	Amounts	Ratio
		%
(Assets)		
I Current assets		
1 Cash and deposits	191,414	
2 Accounts receivable-trade	79,291	
3 Marketable securities	84,778	
4 Inventories	11,936	
5 Other	70,333	
Less allowance for doubtful accounts	(5)	
Total current assets	437,749	28.6
II Fixed assets		
1 Tangible fixed assets		
(1) Buildings and structures	82,422	
(2) Other	131,722	
Total tangible fixed assets	214,144	14.0
2 Intangible assets		
(1) Goodwill	135,582	
(2) Exploration and development rights	129,407	
(3) Other	6,683	
Total intangible assets	271,674	17.7
3 Investments and other assets		
(1) Investment securities	314,814	
(2) Recoverable accounts under production sharing	308,434	
(3) Other	42,346	
Less allowance for doubtful accounts	(2,347)	
Less allowance for recoverable accounts under production sharing	(47,611)	
Less allowance for investments in exploration	(8,260)	
Total investments and other assets	607,375	39.7
Total fixed assets	1,093,194	71.4
Total assets	1,530,943	100.0

(Millions of yen)

Accounts	As of September 30, 2006	
	Amounts	Ratio
		%
(Liabilities)		
I Current liabilities		
1 Accounts payable-trade	26,964	
2 Short-term loans	28,737	
3 Income taxes payable	110,145	
4 Provision for exploration projects	7,337	
5 Accrued bonuses to officers	51	
6 Other	86,213	
Total current liabilities	259,449	17.0
II Long-term liabilities		
1 Long-term debt	237,845	
2 Accrued retirement benefits to employees	8,651	
3 Accrued retirement benefits to officers	1,545	
4 Liabilities for site restoration and decommissioning costs	11,749	
5 Liabilities for losses on development activities	1,962	
6 Accrued special repair and maintenance	169	
7 Other	61,619	
Total long-term liabilities	323,544	21.1
Total liabilities	582,993	38.1
(Net assets)		
I Shareholders' equity		
1 Common stock	30,000	1.9
2 Capital surplus	417,514	27.3
3 Retained earnings	469,703	30.7
4 Treasury stock	(10,625)	(0.7)
Total shareholders' equity	906,592	59.2
II Valuation, translation adjustments and others		
1 Unrealized holding loss on securities	(6,125)	(0.4)
2 Unrealized gain from hedging instruments	28	0.0
3 Translation adjustments	408	0.0
Total valuation, translation adjustments and others	(5,688)	(0.4)
III Minority interests	47,045	3.1
Total net assets	947,949	61.9
Total liabilities and net assets	1,530,943	100.0

2) Consolidated statement of income

(Millions of yen)

Accounts	For the six months ended September 30, 2006	
	Amounts	Ratio
		%
I Net sales	500,847	100.0
II Cost of sales	170,329	34.0
Gross profit	330,517	66.0
III Exploration expenses	9,366	1.9
1 Exploration expenses	9,429	
2 Exploration subsidies	(63)	
IV Selling, general and administrative expenses	22,693	4.5
Operating income	298,457	59.6
V Other income	11,892	2.4
1 Interest income	6,079	
2 Dividend income	1,191	
3 Equity in earnings of affiliates	778	
4 Foreign exchange gain	1,473	
5 Other	2,369	
VI Other expenses	16,320	3.3
1 Interest expense	5,906	
2 Provision for allowance for recoverable accounts under production sharing	1,799	
3 Provision for exploration projects	2,672	
4 Other	5,942	
Ordinary income	294,029	58.7
Income before income taxes and minority interests	294,029	58.7
Income taxes-current	232,297	
Income taxes-deferred	(8,778)	
Minority interests	5,835	1.2
Net income	64,674	12.9

3) Consolidated statement of changes in net assets

For the six months ended September 30, 2006

(Millions of yen)

	Shareholders' equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity
Balance as of March 31, 2006	—	—	—	—	—
Changes during the period					
Increase (decrease) due to joint stock transfer	30,000	415,892	415,734	(19,641)	841,985
Cash dividends paid			(10,559)		(10,559)
Bonuses to officers			(146)		(146)
Net income			64,674		64,674
Purchase of treasury stock				(1,338)	(1,338)
Disposal of treasury stock		1,622		10,354	11,976
Other changes in items other than those in shareholders' equity (net)					
Total changes during the period	30,000	417,514	469,703	(10,625)	906,592
Balance as of September 30, 2006	30,000	417,514	469,703	(10,625)	906,592

	Valuation, translation adjustments and others				Minority interests	Total net assets
	Unrealized holding loss on securities	Unrealized gain from hedging instruments	Translation adjustments	Total valuation, translation adjustments and others		
Balance as of March 31, 2006	—	—	—	—	—	—
Changes during the period						
Increase (decrease) due to joint stock transfer	(5,723)		1,117	(4,605)	39,921	877,300
Cash dividends paid						(10,559)
Bonuses to officers						(146)
Net income						64,674
Purchase of treasury stock						(1,338)
Disposal of treasury stock						11,976
Other changes in items other than those in shareholders' equity (net)	(402)	28	(709)	(1,083)	7,124	6,041
Total changes during the period	(6,125)	28	408	(5,688)	47,045	947,949
Balance as of September 30, 2006	(6,125)	28	408	(5,688)	47,045	947,949

4) Consolidated statement of cash flows

(Millions of yen)

Accounts	For the six months ended September 30, 2006
	Amounts
I Cash flows from operating activities	
Income before income taxes and minority interests	294,029
Depreciation and amortization	12,546
Amortization of goodwill	3,501
Provision for allowance for recoverable accounts under production sharing	2,518
Provision for exploration projects	3,504
Provision for accrued retirement benefits to employee	1,124
Provision for site restoration and decommissioning costs	1,041
Other provisions	(483)
Interest and dividend income	(7,271)
Interest expense	5,906
Foreign exchange gain	(670)
Equity in earnings of affiliates	(778)
Loss on the sale of investment securities	1,604
Accounts receivable	(7,698)
Recovery of recoverable accounts under production sharing (capital expenditure)	55,848
Recoverable accounts under production sharing (operating expenditures)	(13,616)
Inventories	(2,489)
Accounts payable	4,296
Other	3,468
Subtotal	356,382
Interest and dividends received	7,352
Interest paid	(5,446)
Income taxes paid	(206,843)
Net cash provided by operating activities	151,444

(Millions of yen)

Accounts	For the six months ended September 30, 2006
	Amounts
II Cash flows from investing activities	
Increase in time deposits	(279)
Decrease in time deposits	1,278
Purchase of marketable securities	(149)
Proceeds from sales of marketable securities	13,643
Purchase of tangible fixed assets	(17,591)
Proceeds from sales of tangible fixed assets	137
Purchase of intangible assets	(975)
Purchase of investment securities	(47,211)
Proceeds from sales of investment securities	26,283
Investment in recoverable accounts under production sharing (capital expenditures)	(55,660)
Decrease in short-term loans receivable	2,134
Long-term loans made	(524)
Collection of long-term loans receivable	529
Other	1,095
Net cash used in investing activities	(77,290)
III Cash flows from financing activities	
Decrease in short-term loans	(115)
Proceeds from long-term debt	16,909
Repayment of long-term debt	(7,281)
Proceeds from minority interests for additional shares	1,615
Purchase of treasury stock	(857)
Proceeds from sales of treasury stock	11,549
Cash dividends paid	(10,787)
Dividends paid to minority shareholders	(81)
Stock transfer payment	(867)
Restricted cash deposit	(1,240)
Net cash provided by financing activities	8,843
IV Effect of exchange rate changes on cash and cash equivalents	1,194
V Net increase in cash and cash equivalents	84,192
VI Cash and cash equivalents at beginning of the period	151,143
VII Cash and cash equivalents at end of the period	235,335

V Actual production, orders received and actual sales

(1) Actual production

The following table shows actual production by business segment in each period.

Business segment	Category	For the six months ended September 30, 2006
Crude oil and natural gas	Crude oil	43 millions barrels (237 thousands barrels per day)
	Natural gas	182 billions CF (997 millions CF per day)
	Sub total	74 millions BOE (403 thousands BOE per day)
	Petroleum Products	133 thousands kl
	Iodine	257 tons

Notes:
1. The amount of LPG produced abroad is included in 'Crude oil'. On the other hand, the amount of LPG produced in the domestic refinery is included in 'Petroleum Products'.
2. A portion of crude oil production volume is consumed as fuel for petroleum products.
3. The production by the Company's affiliates accounted for by the equity method is included in the figures above. Also, the production is a result for the six months ended 30 September regardless of a closing date on the basis of fiscal periods of its subsidiaries or affiliates.
4. The production volume of crude oil and natural gas under the production sharing contracts entered by INPEX Holdings Group corresponds to the net economic take of our group.
   Figures calculated by multiplying the gross production volume by our company's interest share are 53 millions barrels (289 thousands barrels per day) of crude oil, 328 billions CF (1,795 millions CF per day) of natural gas, and in total 108 millions BOE (588 thousands BOE per day).
5. BOE means barrels of oil equivalent.
6. Iodine is refined on consignment by another company.
7. Figures are rounded to nearest whole number.

(2) Orders received

This information is not disclosed since the amount of orders received accounted for a minor portion of total sales. In addition, there is no production for orders received in crude oil and natural gas business.

(3) Actual sales

a) We take back the full amount of crude oil produced under production sharing contracts, and primarily sell it to Japanese refineries. We sell natural gas produced in Indonesia in the form of LNG to Japanese power companies and city gas companies through PERTAMINA and also sell a part to customers in South Korea, Taiwan and other countries. In addition, we sell natural gas produced in Japan to customers using our pipeline.

b) Sales by classification during each period were as follows:

Business segment	Category	For the six months ended September 30, 2006		
		Sales volume of oversea production	Sales volume of domestic production	Net sales (Millions of yen)
Crude oil and natural gas businesses	Crude oil	41 millions barrels	5,976 kl	316,751
	Natural gas	160 billions CF	530 millions m^3	170,279
		LPG: 624 thousands barrels	LPG: 6,438 tons	
	Others			12,389
	Subtotal			499,420
Other businesses				1,426
Total				500,847

Notes:
1. The above amounts do not include the related consumption tax.
2. The Company's subsidiaries of which closing date for fiscal year is December 31 are principally consolidated their operating result for the six months ended June 30 except those subsidiaries prepared their financial statement for consolidation purpose as of the consolidation closing date. However, the significant effects of the difference in fiscal periods were properly adjusted in consolidation.
3. Sales volumes are rounded to nearest whole number.
4. Sales for major customer are as follows:

Customer	For the six months ended September 30, 2006	
	Amount (Millions of yen)	Ratio (%)
PERTAMINA	146,695	29.3





Non-Consolidated Financial Results for the six months ended September 30, 2006

November 15, 2006

Note: The following report is an English translation of the Japanese-language original.

Company name	INPEX Holdings Inc.	Stock Exchange on which the Company is listed	Tokyo Stock Exchange
Code number	1605	Location of the head office	Tokyo

(URL http://www.inpexhd.co.jp/)

Representative	Naoki Kuroda, President		
Contact person	Syuhei Miyamoto, General Manager, Corporate Communications Unit. TEL +81-3-5448-0205		
Date of the meeting of the Board of Directors for the six months ended September 30, 2006 financial results	November 15, 2006	Starting date for the interim dividend payment	—
Shares constituting one unit	No		

1. Financial Results for the six months ended September 30, 2006 (April 3, 2006–September 30, 2006)

(1) Operating results

Note: Amounts less than million yen are rounded off.

	Operating revenues		Operating income		Ordinary income	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
For the six months ended September 30, 2006	1,194	—	249	—	(5)	—

	Net income		Net income per share
	Millions of yen	%	Yen
For the six months ended September 30, 2006	(18)	—	(7.67)

Notes:
1. Average number of shares issued and outstanding for the six months ended September 30, 2006, 2,358,096 shares.
2. Change in accounting policy: No.
3. Since non-consolidated financial results are prepared for the first time for the six months ended September 30, 2006, percentage expressions for the change from the corresponding period of the preceding year are not disclosed.

(2) Financial position

Note: Amounts less than million yen are rounded off

	Total assets	Net assets	Net assets as a percentage of total assets	Net assets per share
	Millions of yen	Millions of yen	%	Yen
As of September 30, 2006	794,855	792,117	99.7	335,978.92

Notes: 1. Number of shares issued and outstanding at the end of the period: as of September 30, 2006, 2,357,639 shares
2 Number of treasury stock at the end of the period: as of September 30, 2006, 770 shares

2. Estimated Operating Results for the year ended March 31, 2007 (April 3, 2006–March 31, 2007)

	Net sales	Ordinary income	Net income
	Millions of yen	Millions of yen	Millions of yen
For the year ended March 31, 2007	32,500	30,000	30,000

Reference: The forecast of ¥12,724.59 of net income per share for the year ended March 31, 2007, is calculated based on the expected number of shares issued and outstanding of 2,357,639 at March 31, 2007.

(2) Dividends

Cash dividends	Cash dividends per share (Yen)		
For the year ended	Interim	Year-end	Annual
March 31, 2007 (actual)	0.00	—	6,250.00
March 31, 2007 (estimated)	—	6,250.00	

* The aforementioned forecasts are based on currently available information and contain many uncertainties. Actual results may differ from the above forecasts due to changes in business conditions.

Average number of shares during this period (after deducting the number of treasury stock)

	For the six months ended September 30, 2006
Common stock	2,358,095 shares
Common stock equivalent share; Special class share	1 share

Number of shares issued and outstanding at the end of this period (after deducting the number of treasury stock)

	For the six months ended September 30, 2006
Common stock	2,357,638 shares
Common stock equivalent share; Special class share	1 share

Note: Since shareholder of the special class share is entitled to the same rights as that for shareholders of common stock regarding dividends and the distribution of residual property, the special class share is classified as common stock equivalent share.

VI Non-consolidated financial statements

(1) Financial statements

1) Non-consolidated balance sheet

(Millions of yen)

Accounts	As of September 30, 2006	
	Amounts	Ratio
		%
(Assets)		
I Current assets		
1 Cash and deposits	452	
2 Other	5	
Total current assets	458	0.1
II Fixed assets		
1 Investments and other assets		
(1) Investments in stock of subsidiaries and affiliates	793,906	
(2) Other	491	
Total investments and other assets	794,397	99.9
Total fixed assets	794,397	99.9
Total assets	794,855	100.0

(Millions of yen)

Accounts	As of September 30, 2006	
	Amounts	Ratio
		%
(Liabilities)		
I Current liabilities		
1 Short-term loans	2,400	
2 Accrued bonuses to officers	27	
3 Other	251	
Total current liabilities	2,679	0.3
II Long-term liabilities		
1 Accrued retirement benefits to officers	59	
Total long-term liabilities	59	0.0
Total liabilities	2,738	0.3
(Net assets)		
I Shareholders' equity		
1 Common stock	30,000	3.8
2 Capital surplus		
(1) Capital reserve	762,992	
Total capital surplus	762,992	96.0
3 Retained earnings		
(1)Other retained earnings		
Unappropriated retained earnings	(71)	
Total retained earnings	(71)	(0.0)
4 Treasury stock	(803)	(0.1)
Total shareholders' equity	792,117	99.7
Total net assets	792,117	99.7
Total liabilities and net assets	794,855	100.0

2) Non-consolidated statement of income

(Millions of yen)

Accounts	For the six months ended September 30, 2006	
	Amounts	Ratio
		%
I Operating revenues	1,194	100.0
II General and administrative expenses	944	79.1
Operating income	249	20.9
III Other income	0	0.0
IV Other expenses	255	21.4
Ordinary loss	5	(0.5)
Loss before income taxes	5	(0.5)
Income taxes—current	40	
Income taxes—deferred	(28)	
Net loss	18	(1.5)

3) Non-consolidated statement of changes in net assets

For the six months ended September 30, 2006

(Millions of yen)

	Shareholders' equity					Total net assets
		Capital surplus	Retained earnings			
			Other retained earnings			
	Common stock	Capital reserve	Unappropriated retained earnings	Treasury stock	Total shareholders' equity	
Balance at end of prior fiscal year	—	—	—	—	—	—
Changes during the period						
Establishment of the Company through the stock transfer	30,000	762,992	—	—	792,992	792,992
Net loss	—	—	(18)	—	(18)	(18)
Purchase of treasury stock	—	—	—	(1,338)	(1,338)	(1,338)
Disposal of treasury stock	—	—	(53)	534	481	481
Total changes during the period	30,000	762,992	(71)	(803)	792,117	792,117
Balance as of September 30, 2006	30,000	762,992	(71)	(803)	792,117	792,117

50) November 15, 2006 Announcement of Obtaining Credit Rating

November 15, 2006

Announcement of Obtaining Credit Rating

INPEX CORPORATION obtained Standard & Poor's Credit Rating today.
Following that, Teikoku Oil rose the credit rating.

<Name>	<Coverage>	<Credit Rating>	
INPEX CORPORATION	Long Term	A (Stable)	New
	Short Term	A-1	New
Teikoku Oil	Long Term	A (Stable)	
	Short Term	A-1	

51) November 16, 2006 — Financial Results for the six months ended September 30, 2006 Presentation Material

INPEX Holdings Inc.

Financial Results
for the six months ended September 30, 2006

Tokyo

November 16, 2006





Agenda

1. **Financial Results for the six months ended September 30, 2006**

   Mutsuhisa Fujii, Director, INPEX Holdings

2. **Corporate Activities Updates**

   Naoki Kuroda, Representative director and President, INPEX Holdings
   Masatoshi Sugioka, Representative director, INPEX Holdings

Cautionary Statement

This presentation includes forward-looking information that reflects the plan and expectations of the Company. Such forward-looking information is based on the current assumptions and judgments of the Company in light of the information currently available to it, and involves known and unknown risk, uncertainties, and other factors. Such risks, uncertainties and other factors may cause the Company's performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, without limitation:

- Price volatility and change in demand in crude oil and natural gas
- Foreign exchange rate volatility
- Change in costs and other expenses pertaining to the exploration, development and production

The Company undertakes no obligation to publicly update or revise the disclosure of information in this presentation (including forward-looking information) after the date of this presentation

INPEX 

Subsidiaries and Affiliates

57 consolidated subsidiaries

Major subsidiaries	Country/region	Ownership	Stage
INPEX	Indonesia	100%	Production
Teikoku Oil	Japan	100%	Production
INPEX Natuna	Indonesia	100%	Production
INPEX Sahul	Timor Sea Joint Petroleum Development Area	100%	Production
INPEX Browse	Australia	100%	Under discussion for development
JODCO	UAE	100%	Production
Teikoku Oil (D.R. Congo)	D.R. Congo	100%	Production
INPEX Southwest Caspian Sea	Azerbaijan	51%	Production
INPEX North Caspian Sea	Kazakhstan	45%	Development

13 equity method affiliates

Major affiliates	Country/region	Ownership	Stage
MI Berau B.V.	Indonesia	44%	Development
Angola Japan Oil	Angola	19.6%	Production

Highlights of the Consolidated Financial Results for the six months ended September 30, 2006

(Billions of yen)	
Net Sales	500.8
Operating Income	298.4
Ordinary Income	294.0
Net Income	64.6
Net Income per share	¥27,647.74

Average number of shares issued and outstanding during the six months ended September 30, 2006(consolidated): 2,339,237 shares

(Billions of yen)	
Total assets	1530.9
Net assets per share	¥383,912.77

Number of shares issued and outstanding as of September 30, 2006(consolidated): 2,346,637 shares

INPEX


TEISEKI

Net Sales (by Region, by Products)


by Region (Billions of yen)
7%
33.5
42%
208.1
196.6
62.4
39%
12%
Japan
NIS(Caspian Sea)
Asia/Oceania
Middle East/Africa
by Products (Billions of yen)
3%
13.8
34%
170.2
316.7
63%
Oil
Gas
Petroleum Products

	Overseas Oil	Overseas Gas	Domestic Gas
Sales Volume	41,016 Mbbl	159,931 MMcf	530 MMm^3
Aver. sales price	$66.56/bbl	$7.98/Mcf	¥34.48/m^3

(Billions of yen)

	Apr.-Sep. '06
Net Sales	**500.8**
Cost of Sales	170.3
Exploration expenses	9.3
Selling, general and administrative expenses	22.6
Operating Income	**298.4**
Other income	11.8
Other expenses	16.3
Ordinary Income	**294.0**
Income taxes	223.5
Minority interests	5.8
Net Income	**64.6**

INPEX(consolidated) :	457.7
Teikoku Oil(consolidated) :	53.4
Adjustment of the oil stock terminal business:	(10.3)
Total:	500.8

INPEX(consolidated) :	285.7
Teikoku Oil(consolidated) :	13.6
Amortization of goodwill:	(3.5)
Total (including others not listed above):	294.0

INPEX(consolidated) :	65.1
Teikoku Oil(cnsolidated) :	4.8
Amortization of goodwill:	(3.5)
Total (including others not listed above):	64.6


TEISEKI

INPEX CORPORATION
Crude Oil Sales

	Apr.-Sep. '05	Apr.-Sep. '06	Change	%change
Crude oil sales* (Billions of yen)	196.5	306.9	110.3	56.2%
Crude oil sales volume (Mbbl)	33,156	39,617	6,461	19.5%
Average sales price ($/bbl)	54.00	66.83	12.83	23.8%
Average exchange rate (¥/$)	109.59	115.45	5.86	5.4%

*Includes domestic supply obligations with Indonesia

Sales volume increased by 19.5% over the corresponding period of previous year mainly from increase in production at ACG Oil Fields (INPEX Southwest Caspian Sea) and ADMA Block (JODCO)

Teikoku Oil
Crude Oil Sales

	Apr.-Sep. '05*	Apr.-Sep. '06	Change	%change
Crude oil sales (Billions of yen)	9.8	9.8	-	-
Overseas crude oil sales volume (Mbbl)	2,024	1,399	(625)	(30.9%)
Average sales price ($/bbl)	43.80	58.94	15.14	34.6%
Average exchange rate (¥/$)	109.35	115.40	6.05	5.5%
Domestic crude oil sales volume (Mkl)	4.3	5.9	1.6	38.4%
Average sales price (¥/kl)	32,404	48,420	16,016	49.4%

• Venezuela projects : No sales adding up / Establishing new JV for alteration of the existing agreements (Oil JV will be consolidated under the equity method)

*The amount is reference numerical value that deducted 1st Quarter (Jan-Mar) in 2005 from 3rd Quarter (Jan-Sep) in 2005.





INPEX CORPORATION
Natural Gas Sales

	Apr.-Sep. '05	Apr.-Sep. '06	Change	%change
Natural gas sales * (Billions of yen)	114.0	150.8	36.7	32.2%
Natural gas sales volume (MMcf)	144,654	159,931	15,277	10.6%
Average sales price ($/Mcf)	6.81	7.98	1.17	17.2%
Average exchange rate (¥/$)	109.69	115.43	5.74	5.2%

*Includes LPG

Natural gas sales volume increased by 10.6% over the corresponding period of previous year from increase in supply volume to the Bongtang LNG Plants from offshore Mahakam and it has started gas production for Bayu-Undan LNG (INPEX Sahul)

Natural Gas Sales

	Apr.-Sep. '05*	Apr.-Sep. '06	Change	%change
Natural gas sales** (Billions of yen)	16.9	19.6	2.7	16.0%
Overseas Natural gas sales volume (MMcf)	12,831	-	(12,831)	-
Average sales price ($/Mcf)	0.73	-	-	-
Average exchange rate (¥/$)	109.33	-	-	-
Domestic Natural gas sales volume (MMNm^3)	427	530	103	24.1%
Average sales price (¥/Nm^3)	34.81	34.48	(0.33)	(0.9%)
Domestic LPG sales volume (Mt)	10.6	9.1	(1.5)	(14.2%)
Average sales price (¥/kg)	94.85	146.82	51.97	54.8%



- Venezuela projects : No sales adding up / Establishing new JV for alteration of the existing agreements
- Domestic gas sales volume : Expansion to industrial users

*The amount is reference numerical value that deducted 1st Quarter (Jan-Mar) in 2005 from 3rd Quarter (Jan-Sep) in 2005.
**Includes LPG

INPEX TEISEKI

INPEX CORPORATION
Analysis of Net Sales Increase


(Billions of yen)
400
300
200
100
0
310.6
46.3
77.7
23.1
457.7
Apr.-Sep. '05
Sales Volume Increase
Increase in Unit Price
Depreciation of the yen
Apr.-Sep. '06

Analysis of Net Sales Increase


(Billions of yen)
60
50
40
30
20
10
0
47.6*
3.4
2.3
(3.4)
3.5
53.4
Apr.-Sep. '05
Domestic Gas
Sales expansion
Crude Oil
(Price, Depreciation of the yen)
Venezuela
(No sales adding up)
Petroleum products, Other
Apr.-Sep. '06

*The amount is reference numerical value that deducted 1st Quarter (Jan-Mar) in 2005 from 3rd Quarter (Jan-Sep) in 2005.


INPEX


TEISEKI

INPEX Holdings
Balance Sheets

(Billions of yen)	Sep. 30, 2006
Current assets	437.7
Tangible fixed assets	214.1
Intangible assets	271.6
Recoverable accounts under production sharing	308.4
Other investments	346.5
Less allowance for recoverable accounts under production sharing	(47.6)
Total assets	**1,530.9**
Current liabilities	259.4
Long-term liabilities	323.5
Total net assets	947.9
(Minority interests	47.0)
Total liabilities and net assets	**1,530.9**

INPEX TEISEKI

INPEX Holdings
Statements of Cash Flows

(Billions of yen)	Apr.-Sep. '06
Income before income taxes and minority interests	294.0
Depreciation and amortization	12.5
Recovery of recoverable accounts under production sharing (capital expenditures)	55.8
Recoverable accounts under production sharing (operating expenditures)	(13.6)
Income taxes paid	(206.8)
Other	9.4
Net cash provided by operating activities	**151.4**
Purchase of tangible fixed assets	(17.5)
Purchases of investment securities	(47.2)
Investment in recoverable accounts under production sharing (capital expenditures)	(55.6)
Other	43.1
Net cash used in investing activities	**(77.2)**
Net cash provided by financing activities	**8.8**
Cash and cash equivalents at end of the period	235.3

INPEX TEISEKI

INPEX Holdings
Consolidated Financial Forecasts for the year ending March 31, 2007

Assumptions (Sep. 15, 2006)	1Q Actual	2Q Actual	2nd Half
Brent crude oil price ($/bbl)	70.4	70.6	57.5
Exchange rate(yen/US$)	114.52	115.45	110.0

*no change for 2nd half assumptions

Consolidated (Billions of yen)	Previous Forecasts (Aug.9, 2006)	Revised Forecasts (Sep.15, 2006)	Fluctuation	Ratio
Net Sales	918	951	33	3.6%
Operating Income	526	544	18	3.4%
Ordinary Income	521	541	20	3.8%
Net Income	118	124	6	5.1%

Non-consolidated (Billions of yen)

Operational Revenue	30.0	32.5	2.5	8.3%
Ordinary Income	27.5	30.0	2.5	9.1%
Net Income	27.5	30.0	2.5	9.1%

Annual Dividend per share	¥6,250	¥6,250	–	–

Corporate Activities Updates





Progress of business integration

- Transition to an operating holding company through a merger of the INPEX holdings with INPEX CORPORATION and Teikoku Oil is planned in October 2008
- Improving infrastructure of holding company, such as establishing internal control system corresponding to J-SOX which is scheduled to be applied from April 2008, new information systems and networks for accounting and human resources, and strengthening disclosure framework by newly- enacted company disclosure policies
- Establishing new organization utilizing both company's strength and emphasizing sense of speed and efficiency.
- Integrating personnel systems aiming at harmonizing both employee and promoting attractive corporate culture
- Proactively maximizing benefits of business integration such as developing efficient organization system that supports unified decision making on investment/corporate strategy, exchanging human resources and sharing know-how to promote operator project like Ichthys, and jointly participating in the bids for acquiring new projects
- Relocate headquarter of operating holding company to Akasaka (Akasaka Biz Tower (tentative name)) and consolidate group companies to one place

ACG Oil Fields Caspian Sea, Azerbaijan

- INPEX's working interest: 10% (Operator: BP)
- PSC: Until 2024
- Production : approx.532,000bbl/d (all field base, average of September 2006)
- Developing Deep Water Gunashli/Wast Chirag(Phase 3): production level will be over 1 million barrels per day by 2009


Deep Water Gunashli/West Chirag
Plan to start production from 2Q 2008
Azeri
February 2005: Production started at Central Azeri
December 2005: Production started at West Azeri
October 2006: Production started at East Azeri
Sangachal Terminal
Chirag
Production started from November 1997
Sangachal
DWG/West Chirag Phase 3
Chirag EOP
West Azeri Phase 2
Central Azeri Phase 1
East Azeri Phase 2

Source: BP

INPEX


TEISEKI

Azadegan Oil Field Iran


Tehran
Baghdad
Azadegan oil field
Iraq
Iran
Kuwait

- Service Contract (Buyback Contract)
- Two Phase Oil Field Development Project*
  - In phase 1, planned to reach 150,000 bbl/d in 2009-10
  - In case we move onto phase 2, planned to reach 260,000 bbl/d in 2013-14
- Continuing discussions in detail with Iranian side based on the following basic framework mutually agreed in principle:
  - INPEX will remain as a contractor to support developing Azadegan Oil Field
  - INPEX will reduce its participating interest from 75% to 10%.
  - Operator will be transferred from INPEX to NICO (subsidiary of National Iranian Oil Company)

* all field base; projections at current point in time



WA-285-P (Ichthys) Western Australia

WA-285-P

- INPEX's Working Interest: 100.0%*
- Operator: INPEX
- Concession Agreement:
  - —Exploration Period until September 2009
  - —Production Period for 21 years from the grant of the production license
- Drilled six exploration wells since 2000 and discovered large scale gas-condensate field, Ichthys
- Commenced environmental impact assessment in accordance with the Australian authorities' regulations in May 2006
- The Australian Government awards Major Project Facilitation(MPF) status to Ichthys project in August 2006, as it provides a significant boost to Australia's employment and exports
- Conducting feasibility studies on development plan with the target of the first production in 2012.
- Plan to produce approximately 6 MTPA of LNG and around 100,000 bbl/d of condensate and LPG

* agreed to transfer a 24% participating interest to Total (subject to the approval of the Australian Government)



Masela (Abadi) Timor Sea, Indonesia




Masela Block

- INPEX's Working Interest: 100.0%
- Operator: INPEX
- PSC: until 2028
  - — 10 years exploration period (until 2008)
- Drilled and discovered gas-condensate by the first exploration well in 2000
- Confirmed the extension of the Abadi structure by 2 appraisal wells in 2002
- Plan to drill further 4 appraisal wells from 1Q 2007
- Plan to obtain third party's certificate for recoverable reserves in 2008

Domestic Natural Gas Business



Sea of Japan
Minami-Nagaoka Gas Field
Shin Oumi Line (Planned)
Domestic gas
Fukushima
Offshore Iwaki Gas Field
Shin Tokyo Line
Gunma Interconnection Line (Planned)
Tokyo Line
Extension to Shin Tokyo Line (Under Construction)
Tochigi
Ryomo Line
Pacific Ocean
Matsumoto Line
Saitama
Iruma Line
Nagano
Kofu Line
Yamanashi
Tokyo
LNG (regasified)
Shizuoka Line (Under Construction)
Second Suruga Trunk Pipeline [Shizuoka Gas]
Chiba
Minamifuji Line
[Three Company Cooperative Pipeline (Teikoku Oil, Shizuoka Gas, Tokyo Gas)] (Under Construction)
Shizuoka

Pipeline Network

- Building the Domestic Infrastructure
  - — Additional processing train at Minami - Nagaoka : Completion
    (Output capacity : Boosted 1.5 times)
  - — Shizuoka Line/Minamifuji Line : Completion
    (Additional Gas sales to Shizuoka Gas / 100 MMm^3 ~ 200 MMm^3/y)
- Natural Gas Sales Growth
  - — Inquiries from large-scale industrial users are much stronger than anticipated
  - — 25% year to year increase : 1,200 MMm^3 /y to be achieved earlier
- Further reinforcement of gas supply infrastructure
  - — Enhancement of underground storage at Sekihara Gas Field
    (Withdrawal capacity : Up to 1.5 times)
  - — Gunma Interconnection Line (Planned)
  - — Shin Oumi Line
- Reserves (To be expanded)
  - — Development of the northern part of Minami-Nagaoka Gas Field by Massive Hydraulic Fracturing (MHF) Technology
    (4 wells to be applied : Expected additional reserves of over 10%)
- Starting the Power business in 2007

INPEX


TEISEKI

Historical Prices of Domestic Natural Gas


55
45
35
25
15
5
1998
1999
2000
2001
2002
2003
2004
2005
2006
Crude Oil CIF Japan
(Delivery and sales cost, etc. are added to the CIF price for domestic sales)
Teikoku's Domestic Gas (Weighted Average Price)
LNG CIF Japan
(Regasified, distribution and sales cost, etc. are added to the CIF price for Domestic sales)
Crude Oil CIF(¥/L)
LNG CIF(¥/m3)
Teikoku's Domestic Gas Price(¥/m3)

Source : Trade Statistics of Japan by Ministry of Finance

* Crude Oil, LNG : Calorific value equivalent @41.86MJ
* Crude Oil, LNG in 2006 : Average of Apr–Aug (Record)
* Teikoku's Domestic Gas in 2006 : Prospect

52) November 16, 2006 Financial Results for the six months ended September 30, 2006 Presentation Material (Appendix)

Appendix : Additional Slides




INPEX Holdings　Net Sales

Crude Oil Sales

	Apr.-Sep. '06
Crude oil sales (Billions of yen)*	316.7
Overseas crude oil sales volume (Mbbl)	41,016
Average unit price($/bbl)	66.56
Average exchange rate (¥/$)	115.45
Domestic crude oil sales volume (Mkl)	5.9
Average unit price (¥/kl)	48,420

* Includes domestic supply obligations with Indonesia

Natural Gas Sales

	Apr.-Sep. '06
Natural gas sales (Billions of yen)	170.2
Overseas Natural gas sales volume (MMcf)	159,931
Average unit price ($/Mcf)	7.98
Average exchange rate (¥/$)	115.43
Domestic Natural gas sales volume ($MMNm^3$)	530
Average unit price (¥/Nm^3)	34.48
Overseas LPG sales volume (Mbbl)	624
Average unit price($/bbl)	48.60
Average exchange rate(¥/$)	115.75
Domestic LPG sales volume (Mt)	6
Average unit price (¥/kg)	181.38

INPEX Holdings Production (By region)

Crude Oil

Crude Oil:237 Mbbl/d


0%
1%
0
3
40
17%
42
18%
151
64%
Japan
Asia/Oceania
NIS(Caspian Sea)
Middle East/Africa
North and South America

Crude Oil/Natural Gas Total

Total:403 MBOE/d


0%
5%
37%
1
21
151
188
42
11%
47%
Japan
Asia/Oceania
NIS(Caspian Sea)
Middle East/Africa
North and South America

Natural Gas Sales

Natural Gas:997MMcf/d
(166 MBOE/d)


0%
11%
1
106
891
89%
Japan
Asia/Oceania
North and South America

INPEX Holdings
Details of EBIDAX Calculation for the 1H of FY2007

(Millions of yen)		Source	Notes
Net income	64,674	P/L	
Minority interests	5,835	P/L	
Depreciation equivalent amount			
Depreciation and amortization	12,546	C/F	Depreciation under concession agreements and G&A
Amortization of goodwill	3,501		
Recovery of recoverable accounts under production sharing (capital expenditure)	55,848	C/F	Depreciation under PS contracts
Exploration cost equivalent amount			
Exploration expenses	9,366	P/L	Exploration expense under concession agreements
Provision for allowance for recoverable accounts under production sharing	1,799	P/L	Exploration expense under PS contracts
Provision for exploration projects	2,672	P/L	Exploration expense under PS contracts
Material non-cash items			
Deferred income taxes	(8,778)	P/L	
Foreign exchange (gain) loss	(670)	C/F	
Net interest expenses (income), after tax	(111)	P/L	After-tax interest expense minus interest income
EBIDAX	146,682		

INPEX Holdings Other Income/Expenses

(Billions of yen)	Apr.-Sep. '06
Other income	11.8
Interest income	6.0
Dividend income	1.1
Equity in earnings of affiliates	0.7
Foreign exchange gain	1.4
Other	2.3
Other expenses	16.3
Interest expense	5.9
Provision for allowance for recoverable accounts under production sharing	1.7
Provision for exploration projects	2.6
Other	5.9

INPEX CORPORATION
Highlights of the Consolidated Financial Results

(Billions of yen)	Apr.-Sep. '05	Apr.-Sep. '06	Change	%change
Net sales	310.6	457.7	147.1	47.4%
Operating income	186.5	287.1	100.5	53.9%
Ordinary income	180.5	285.7	105.1	58.3%
Net income	51.6	65.1	13.4	26.1%



Net Sales
(Billions of yen)
457.7
400
300
200
100
0
310.6
114.0
196.5
150.8
306.9
Apr.-Sep. '05
Apr.-Sep. '06
Crude Oil
Natural Gas
Ordinary Income
(Billions of yen)
300
200
100
0
180.5
285.7
Apr.-Sep. '05
Apr.-Sep. '06
Net Income
(Billions of yen)
60
40
20
0
51.6
65.1
Apr.-Sep. '05
Apr.-Sep. '06

Highlights of the Consolidated Financial Results

(Billions of yen)	Apr.-Sep. '05 *	Apr.-Sep. '06	Change	%change
Net sales	47.6	53.4	5.7	12.0%
Operating income	9.3	14.5	5.1	55.2%
Ordinary income	10.8	13.6	2.8	26.6%
Net income	-	4.8	-	-



Net Sales
(Billions of yen)
50
40
30
20
10
0
47.6
53.4
20.9
16.9
9.8
23.9
19.6
9.8
Apr.-Sep. '05*
Apr.-Sep. '06
Petroleum Products
Natural Gas(Inc. LPG)
Crude Oil



Ordinary Income
(Billions of yen)
14
12
10
8
6
4
2
0
10.8
13.6
Apr.-Sep. '05*
Apr.-Sep. '06

*The amount is reference numerical value that deducted 1st Quarter (Jan-Mar) in 2005 from 3rd Quarter (Jan-Sep) in 2005.

INPEX



TEISEKI

INPEX CORPORATION Statements of Income

(Billions of yen)	Apr.-Sep. '05	Apr.-Sep. '06	Change	%change
Net sales	310.6	457.7	147.1	47.4%
Cost of sales	116.7	152.4	35.7	30.6%
Exploration expenses	2.5	9.1	6.6	262.3%
Selling, general and administrative expenses	4.7	9.0	4.2	89.0%
Operating income	186.5	287.1	100.5	53.9%
Other income	5.0	11.3	6.3	124.3%
Other expenses	11.0	12.6	1.6	15.0%
Ordinary income	180.5	285.7	105.1	58.3%
Income taxes	128.9	214.9	86.0	66.7%
Minority interests	(0)	5.6	5.7	-
Net income	51.6	65.1	13.4	26.1%

INPEX CORPORATION Other Income/Expenses

(Billions of yen)	Apr.-Sep. '05	Apr.-Sep. '06	Change	%change
Other income	5.0	11.3	6.3	124.3%
Interest income	3.3	5.8	2.5	75.3%
Equity in earnings of affiliates	1.0	0.6	(0.4)	(41.5%)
Foreign exchange gain	-	1.4	1.4	-
Other	0.7	3.5	2.7	398.6%
Other expenses	11.0	12.6	1.6	15.0%
Interest expense	2.7	5.4	2.7	100.3%
Provision for allowance for recoverable accounts under production sharing	0.3	1.5	1.2	388.5%
Provision for exploration projects	0.0	1.4	1.3	-
Foreign exchange loss	7.4	-	(7.4)	(100.0%)
Other	0.5	4.2	3.7	728.0%

INPEX



Teikoku Oil Statements of Income

(Billions of yen)	Apr.-Sep. '05*	Apr.-Sep. '06	Change	%change
Net sales	47.6	53.4	5.7	12.0%
Cost of sales	26.8	28.1	1.3	5.0%
Exploration expenses	1.7	0.2	(1.5)	(86.6%)
Selling, general and administrative expenses	9.6	10.4	0.7	8.0%
Operating income	9.3	14.5	5.1	55.2%
Other income	1.7	2.4	0.7	43.7%
Other expenses	0.3	3.3	3.0	958.3%
Ordinary income	10.8	13.6	2.8	26.6%
Income taxes	-	8.6	-	-
Minority interests	-	0.1	-	-
Net income	-	4.8	-	-

*The amount is reference numerical value that deducted 1st Quarter (Jan-Mar) in 2005 from 3rd Quarter (Jan-Sep) in 2005.

Teikoku Oil — Other Income/Expenses

(Billions of yen)	Apr.-Sep. '05*	Apr.-Sep. '06	Change	%change
Other income	1.7	2.4	0.7	43.7%
Interest income	0.1	0.2	0.1	96.8%
Equity in earnings of affiliates	0.1	0.1	0.0	6.6%
Foreign exchange gain	0.1	0.0	(0.0)	(70.3%)
Other	1.2	2.0	0.7	60.0%
Other expenses	0.3	3.3	3.0	958.3%
Interest expense	0.2	0.4	0.2	107.0%
Provision for allowance for recoverable accounts under production sharing	-	0.2	0.2	-
Provision for exploration projects	-	1.2	1.2	-
Other	0.1	1.4	1.3	1,129.7%

*The amount is reference numerical value that deducted 1st Quarter (Jan-Mar) in 2005 from 3rd Quarter (Jan-Sep) in 2005.

INPEX



INPEX Holdings Inc.

Project Summary

Existing Interests in Major Assets

North Caspian Sea Block (Kashagan Oil Fields, etc.)
Sakhalin 1
Minami-Nagaoka
ACG Oil Fields
Azadegan Oil Fields
ADMA Block (Umm Shaif/Lower/Upper Zakum Oil Fields, etc.)
South Natuna Sea Block B
Offshore Mahakam Block/Attaka Unit
Cuervito/Fronterizo Blocks
El Ouar I/II
Berau Block (Tangguh Unit)
Copa Macoya/Guarico Oriental Blocks
West Bakr Block
Masela Block (Abadi)
Ohanet Block
ABK Block
Block 18*
Offshore North Campos Frade Block
North West Java Block
Block 31*
WA-10-L Block (Griffin)
South East Sumatra Block
Offshore D.R. Congo Block
WA-285-P Block (Ichthys)
Albacora
JPDA03-12 Block (Bayu Undan)

In Production In Development Undeveloped (Discovered)

* In a governmental approval process for interests transfer

INPEX TEISEKI

Domestic Natural Gas Business Teikoku Oil Co., Ltd.



Sea of Japan
Niigata
Niigata
Fukushima
Shin Oumi Line (Planned)
Minami-Nagaoka Gas Field
Domestic gas
Offshore Iwaki Gas Field
Shin Tokyo Line
Gunma Interconnection Line (Planned)
Extension to Shin Tokyo Line (Under Construction)
Gunma
Tochigi
Tokyo Line
Ryomo Line
Pacific Ocean
Matsumoto Line
Saitama
Iruma Line
Nagano
Kofu Line
Yamanashi
Tokyo
LNG (regasified)
Shizuoka Line (Under Construction)
Second Suruga Trunk Pipeline (Shizuoka Gas)
Chiba
Sodeshi LNG Terminal
Minamifuji Line
(Three Company Cooperative Pipeline (Teikoku Oil, Shizuoka Gas, Tokyo Gas)) (Under Construction)
Shizuoka

Domestic Pipeline Network

- Production* :
  - Natural gas: approximately 3.3 million m^3/d
  - Crude oil: approximately 3,400 bbl/d
- Natural Gas Sales : 1.2 billion m^3/y to be achieved earlier : To promote further expansion
- Minami-Nagaoka Gas Field(production commencement in 1984)
  - Promotion of development in the northern part of the field by Massive Hydraulic Fracturing (MHF) Technology
  - Reinforcement of the plant processing capacity in 2006 (Output capacity : Up to 1.5 times)
- Completion of pipeline network construction (1,400km) targeted to expand gas sales to Kanto-Koshinetsu region
  - Shizuoka Line(83km: Approximately 22 billion yen: completion in 2006)
  - Minamifuji Line(30km: Approximately 2.7 billion yen: completion in 2006)
  - Extension of Shin-Tokyo Line(50km: Approximately 11 billion yen: completion in 2007)
  - Shin Oumi Line(49km: Approximately 9.5 billion yen: completion in 2009)
- Starting the Power business in 2007

* Sum of domestic oil and gas fields : average daily volume (September 2006)


Bontang LNG/LPG Plant
East Kalimantan Block
Attaka Unit
Santan Terminal
Attaka Field
Badak Unit
Badak Field
Nilam Unit
Nilam Field
Tambora Field
Saliki Block
Tengah Block
Tunu Field
Peciko Field
Handil Field
Sisi-Nubi Unit
Sisi Field
Nubi Field
Senipah Terminal
Bekapai Field
Balikpapan
Makassar Strait
Offshore Mahakam Block
Gas field
Oil field
Oil and gas field

- INPEX's Working Interest: 50.0% (Operator : TOTAL)
- Production*
  - — Crude Oil: Approximately 61,000 bbl/d
  - — Gas: Approximately 2.6 billion cf/d
- PSC: Until 2017
- Continue development activities to stabilize the supply of gas to Bontang LNG plant
  - — Gradual development of Tunu / Peciko field
  - — Additional development of Tambora field
  - — Development of Sisi-Nubi Unit

* All field base and average of September 2006




South Natuna Sea Block 'B' INPEX Natuna, Ltd.


South Natuna Sea Block B

- INPEX's Working Interest: 35.0%
- Production*:
  - — Crude Oil: Approximately 40,000 bbl/d
  - — Gas: Approximately 390 million cf/d
- PSC: Until 2028
- Signed a gas sales contract for 22 years from 2001 with SembCorp (Singapore) and for 20 years from 2002 with Petronas (Malaysia)
- Belanak commenced production in December 2004
- Planned to produce in Hiu (2006), Kerisi (2007)
- Scheduled to produce in North Belut (2009)

* All field base and average of Septembet 2006


Papua Province
(Indonesia)
Wiriagar Block
Muturi Block
Berau Block

- MI Berau: JV with Mitsubishi Corporation
- MI Berau's Working Interest:
  - Berau: 22.9%(Tangguh Unit: 16.3%) (Operator : BP)
- PSC: Until 2035
- Development plan and extension of the PS contract were approved by Indonesian government
- Signed loan agreements total approximately US$2.6 billion to finance the development of the LNG project in August 2006
- LNG plant is scheduled to commence production in the last half of 2008
  - Scheduled to produce 7.6 million tons of LNG per year
  - Signed long-term LNG sales contract for Fujian
  - Signed LNG sales contract with POSCO and K-Power Company of Korea
  - Entered into LNG sales contract with Sempra Energy of the USA


INPEX


TEISEKI

Masela (Abadi) INPEX Masela, Ltd.


Masela Block
Indonesia
Australia
Timor Sea
JPDA
Timor Sea

- INPEX's Working Interest: 100.0%
- Operator: INPEX
- PSC:
  - 10 years exploration period (until 2008)
  - 30 years development/ production period (until 2028)
- Discovered gas in Abadi-1 exploration well in 2000
- Confirmed the extension of gas in the Abadi structure by 2 appraisal wells in 2002
- Plan to drill 4 appraisal wells from later 1Q 2007
- Scheduled to receive third-party valuation of recoverable reserves in 2008

Bayu-Undan INPEX Sahul, Ltd.


East Timor
Timor Sea
JPDA03-01 Block
Timor Sea JPDA
Bayu-Undan Gas/Condensate Field
Underwater Gas Pipeline
JPDA03-12 Block
Darwin
Australia
0 50 km

- INPEX's Working Interest: 10.53% (Operator : ConocoPhillips)
- Production*:
  - — Oil / Condensate: Approximately 73,000 bbl/d
  - — Gas: Approximately 1.1 billion cf/d
  - — LPG: Approximately 36,000 bbl/d
- PSC: Until 2022
- Carrying out phase 1 development for production of condensate and LPG
  - — Production of condensate and LPG started in the first half of 2004
- Phase 2 development is for LNG (started in February 2006)
  - — Entered into LNG Sales Contract with TEPCO and Tokyo Gas (3 million tons per year for 17 years from 2006)

* All field base in JPDA03-12 including Elang Kakatua and average of September 2006

INPEX


TEISEKI

WA-285-P (Ichthys) INPEX Browse, Ltd.


WA-285-P (Ichthys)


Ichthys gas-condensate field
WA-285P
WA-285P

- INPEX's Working Interest: 100.0%*
- Operator: INPEX
- Concession Agreement:
  - — Exploration Period until September 2009
  - — Production Period for 21 years from the grant of the production license
- Drilled six exploration wells from 2000 and discovered major gas-condensate field, named Ichthys structure
- Commenced Australian federal and West Australian state government approval processes for assessment of environmental impact of the Ichthys project in May 2006
- The Australian Government awards Major Project Facilitation(MPF) status to Ichthys project in August 2006, as it provides a significant boost to Australia's employment and exports
- Conducting feasibility study for the target commencement of production in the middle of 2012. Plan to initially produce approximately 6 MTPA of LNG and around 100,000 bbl/day of condensate and LPG

*To be transfered 24% of working interest to TOTAL subject to the approval of the Australian Government

Location of Masela (Abadi) and WA-285-P (Ichthys)

Masela (Abadi)
Abadi
INDONESIA
AUSTRALIA
TIMOR-LESTE

Bayu-Undan

WA-285-P (Ichthys)

Source: Department of Industry and Resources, WA (http://www.doir.wa.gov.au/)



ACG INPEX Southwest Caspian Sea, Ltd.


50km
The Caspian sea
Azerbaijan
Baku
ACG
Deepwater portion of the Gunashli
Chirag
Azeri

- INPEX's Working Interest: 10.0% (Operator : BP)
- Production*: Approximately 532,000 bbl/d
- PSC: Until 2024
- Phase 1 : Starting oil production in the Central Azeri area in February 2005
- Phase 2 : Starting oil production in the West Azeri area in December 2005 and in the East Azeri area in October 2006
- Planning to increase production level to 1 million barrels per day in stages
  - In Phase 3 (deepwater portion of Gunashli / West Chirag) , production is scheduled to start in 2Q 2008

* All field base and average of September 2006

Kashagan, etc. INPEX North Caspian Sea Ltd.


Kashagan Structure
Kairan Structure
Caspian Sea
Kashagan Southwest Structure
Aktote Structure
Kalamkas Structure

- INPEX's Working Interest: 8.33% (Operator : Eni)
- PSC: Until the end of 2021
- Discovered crude oil in the Kashagan in June 2000, then confirmed crude oil / gas in 7 additional exploratory wells by April 2004
- In addition to the Kashagan oil field, existence of hydrocarbon was confirmed in the Kalamkas, Aktote, Kairan and Southwest Kashagan structures
- Kashagan development plan was approved by the Kazakhstan government in February 2004
  - Scheduled to start production of 75,000 bbl/d in 2008, then increase the production level to 1.2 million bbl/d in phases by expanding the development area

INPEX


TEISEKI

BTC(Baku-Tbilisi-Ceyhan) Pipeline Project INPEX BTC Pipeline, Ltd.


Black Sea
Tbilisi
Caspian Sea
BTC Pipeline
Baku
Ceyhan
CYPRUS
Mediterranean Sea

- INPEX's Working Interest: 2.5% (Operator : BP)
- Obtained stock of the operating company (BTC Co.) through INPEX BTC Pipeline, Ltd. in October 2002
- Signed project finance contract to raise capital for the construction of the pipeline in February 2004
- Commenced crude oil export in June 2006 from Ceyhan terminal
- Plan to transport 1 million bbl/d in 2007


Production Oil Field
Underwater pipeline
ADMA Block
Umm Shaif Oil Field
Das Island
Satah Oil Field
Lower/Upper Zakum
Oil Field
Zirku Island
Umm Al-Dalkh Oil Field
Abu Dhabi

- Umm Shaif / Lower Zakum
  - INPEX's Working Interest: 12.0%
    (Operator : ADMA-OPCO*)
- Upper Zakum / Umm Al-Dalkh / Satah
  - INPEX's Working Interest:
    Upper Zakum / Umm Al-Dalkh: 12.0%
    Satah: 40.0% (Operator : ZADCO*)

*Operating company established by ADNOC and other companies including JODCO. JODCO has 12% interest in each company.

- Concession Agreement: Until 2018
  (Contract of Upper Zakum extended from 2018 to 2026 by signing amended joint development agreement in March 2006)
- Continuous development to keep and increase the production level
  - Water injections to all the fields have started
  - Gas injection to Umm Shaif / Lower Zakum fields has started




Azadegan Azadegan Petroleum Development, Ltd


Tehran
Baghdad
Azadegan Oil Field
Iraq
Ahwaz
Kuwait
Iran
100km

- INPEX's Working Interest: 10%

  (Continuing discussions in detail with Iranian side)
- Service Contract (Buyback Contract)
- Two Phase Oil Field Development Project*
  - In phase 1, planned to reach 150,000 bbl/d in 2009-10
  - In case we move onto phase 2, planned to reach 260,000 bbl/d in 2013-14

* all field base; projections at current point in time


Teikoku Oil & Gas Venezuela, C.A.
Copa Macoya / Guarico Oriental Block
PT Moruy II, S.A.***
Moruy II Block
Teikoku Gas Venezuela, C.A.
Tinaco Block
Caracas
Venezuela
Guyana
Colombia
Brasil

*Joint venture companies for oil & gas operations are to be established with PDVSA.
** All field base and average of September 2006
***Joint venture company with PETROBRAS (50:50)
****Operator project

Copa Macoya**** / Guarico Oriental Block

- Gas and Oil exploration and development project
- Joint Venture Agreement (2006-2026)
- Teikoku's Share*
  - Gas JV : 70% Oil JV : 30%
- Production volume**
  - Gas : Approximately 81 million cf/d
  - Crude oil : Approximately 1,900bbl/d

Tinaco Block

- Gas exploration project
- Teikoku's interest:50% (Operator: PETROBRAS)

Moruy II Block

- Gas exploration project
- Teikoku's interest:50% (Operator PETROBRAS)
- Currently preparing for seismic survey

INPEX


TEISEKI

Mexico Teikoku Oil de Burgos, S.A. de C.V.


Teikoku Oil de Burgos*
Cuervito / Fronterizo Blocks
Cuervito
Fronterizo

Cuervito / Fronterizo Blocks

- Gas exploration and development project
- Multiple Service Contract
- Teikoku's interest:40%
  (Operator: PETROBRAS)
- Production volume** : Approximately 27 million cf/d

* Teikoku's share 75%
** All field base and average of September 2006

D.R. Congo — Teikoku Oil (D.R. Congo) Co., Ltd.



Teikoku Oil
(D. R. Congo) Co., Ltd.
Teikoku Oil (D.R. Congo)
Offshore D.R. Congo Block
CABINDA
D. R. CONGO
ANGOLA
Oil Field
Lead Prospect
Oil Field (Outside block)
0 5 10km

Offshore D.R. Congo Block

- Oil exploration and development project
- Concession Agreement (1969-2023)
- Teikoku's interest:32.28% (Operator:Perenco)
- Production Commencement:1975
- Production volume*: Approximately 14,500bbl/d

* All field base and average of September 2006

INPEX — TEISEKI

Egypt

The Egyptian Petroleum Development Co., Ltd.
Teikoku Oil Suez SOB Co., Ltd.
Teikoku Oil Nile NQR Co., Ltd.

Cairo
River Nile
Gulf of
The Egyptian Petroleum Development Co., Ltd. (EPEDECO)* West Bakr Block
Teikoku Oil Suez SOB South October Block
Teikoku Oil Nile NQR North Qarun Block
30km



West Bakr Block

- Oil and Gas exploration and development project
- PSC: 1975- 2020+5years option
- EPEDECO's interest:100%(Operator)
- Production commencement :1980
- Production volume**: Approximately 4,400bbl/d

South October Block

- Oil and Gas Exploration phase
- Teikoku's interest:35% (Operator:Devon)
- Work obligation (3years):3D seismic (270 km^2), 2 exploratory wells

North Qarun Block

- Oil and Gas Exploration phase
- Teikoku's interest:25% (Operator:Devon)
- Work obligation (3.5years):2D seismic (550km), 1 exploratory well

* Teikoku's share 52.7%
** All field base and average of September 2006

Japan Ohanet Oil & Gas Co., Ltd.



Algeria
Japan Ohanet Oil & Gas (JOOG)*
Ohanet Block
Teikoku Oil (Algeria)
El Ouar I/II Blocks
El Ouar
Libya
Algeria
Ohanet

Ohanet Block

- Gas development project
- Risk Service Contract(2000-2011)
- JOOG's interest:30%(Operator:BHPB)
- Production commencement:Oct, 2003
- Production volume**
  - — Dry Gas: Approximately 579million cf/d
  - — Condensate: Approximately 26,500bbl/d
  - — LPG: Approximately 2,100 ton/d

El Ouar I/II Blocks

- Oil and Gas exploration and development project
- Concession Agreement
- Conducting feasibility study on discovered gas/condensate fields
- Teikoku's interest:10.29%(Operator:ENI)

* Teikoku's share 15%

** All field base and average of September 2006

INPEX


TEISEKI

Libya

Teikoku Oil Libya UK Ltd INPEX Libya, Ltd.


Tunisia
Mediterranean
Tripoli
Benghazi
Algeria
Egypt
Teikoku Oil
Libya UK Ltd
81-2/82-3
Libya
INPEX Libya, Ltd.
42-2&4
Chad
Sudan

- Oil and Gas exploration project
- Exploration and Production Sharing Agreement : EPSA (Exploration period : 5years)
- Working Interest
  - — 81-2/82-3:73%(Operator)
  - — 42-2/42-4:40%(Operator:TOTAL)
- Seismic survey in operation(81-2/82-3)
- Plan to drill exploration well from 2008


0 5 10
Kilometers
Gas Field
Oil Field
Odoptu Structure
Sakhalin Island
Val
Chayvo Structure
Arkutun-Dagi Structure

- Sakhalin Oil and Gas Development Co. (SODECO):
  INPEX Holdings owns 5.75% of the total share (In the process to purchase to maximum 33% of the SODECO's share from the Ministry of Economy, Trade and Industry which has inherited a 50% of the SODECO's shares from JNOC)
- SODECO's Working Interest
  - Sakhalin I: 30.0%
- Operator: ExxonMobil
- Partners: ONGC Videsh, Sakhalinmorneftegas-Shelf, RN-Astra
- PSC: In Dec. 2001, "Commerciality Declaration" of the project was authorized by the Russian government and the project moved into development phase for 20 years
- Commenced production in Oct. 2005; commenced crude oil export in 2006
- Commenced natural gas supply to Russian domestic market, and assuming natural gas supply to Chinese and other markets





Key Investments

Compan	Field / Project Name	Country	INPEX HD Ownership	Stage
Japan				
TEIKOKU OIL	Minami-Nagaoka, etc. *	Japan	—	Producing
Asia/Oceania				
INPEX	Mahakam	Indonesia	—	Producing
INPEX Natuna	South Natuna Block 'B'	Indonesia	100%	Producing
MI Berau B.V.	Berau(Tangguh LNG Project)	Indonesia	44%	Development
INPEX Masela	Masela(Abadi)*	Indonesia	51%	Under discussion for Development
INPEX Sahul	Bayu-Undan	JPDA	100%	Producing
INPEX Browse	WA-285-P(Ichthys)*	Australia	100%	Under discussion for Development
The Middle East				
JODCO	ADMA(Upper Zakum, etc.)	UAE	100%	Producing
Azadegan	Azadegan	Iran	100%	Development
Caspian Sea				
INPEX Southwest Caspian Sea	ACG	Azerbaijan	51%	Producing
INPEX North Caspian Sea	Kashagan	Kazakhstan	45%	Development
Latin America				
Teikoku Oil & Gas Venezuela	Copa Macoya* / Guarico Oriental	Venezuela	100%	Producing
Teikoku Oil de Burgos	Cuervito / Fronterizo	Mexico	75%	Producing
Africa				
Teikoku Oil (D.R. Congo)	Offshore D.R.Congo	D.R.Congo	100%	Producing
The Egyptian Petroleum Development	West Bakr*	Egypt	52.7%	Producing
Japan Ohanet Oil & Gas	Ohanet	Algeria	15%	Producing
Teikoku Oil (Algeria)	El Ouar I/ II	Algeria	100%	Under discussion for Development

Note: *Operator project

Field	Country or Region	Contract Type
Mahakam/Attaka	Indonesia	Production Sharing Contract
South Natuna Sea Block 'B'	Indonesia	Production Sharing Contract
Berau(Tangguh)	Indonesia	Production Sharing Contract
Masela(Abadi)	Indonesia	Production Sharing Contract
Bayu-Undan	JPDA	Production Sharing Contract
WA-10-L(Griffin Fields)	Australia	Concession Agreement
WA-285-P(Ichthys)	Australia	Concession Agreement
North Caspian Sea(Kashagan, etc.)	Kazakhstan	Production Sharing Contract
ACG	Azerbaijan	Production Sharing Contract
Umm Shaif/Lower Zakum/ Upper Zakum	UAE	Concession Agreement
Azadegan	Iran	Service Contract

INPEX 

Key Contracts (2)

Field	Country or Region	Contract Type
Copa Macoya / Guarico Oriental	Venezuela	Joint Venture Agreement
Cuervito / Fronterizo	Mexico	Multiple Service Contract
Offshore D.R. Congo	D.R. Congo	Concession Agreement
West Bakr	Egypt	Production Sharing Contract
Ohanet	Algeria	Risk Service Contract
El Ouar I / II	Algeria	Concession Agreement

Others

INPEX


TEISEKI

Production Sharing Contracts


Cost Recovery Portion
Host Country Profit Oil
Contractor Profit Oil
Host Country Share
Contractor Share
: Host Country Take
: Subject to Tax
: Not Subject to Tax
Contractor Take

1. Cost Recovery Portion
   - Non-capital expenditures incurred for production and recovered during the current period
   - Scheduled depreciation of the capital expenditures for the current period and recovered during the current period
   - Recoverable costs that have not been recovered in the previous periods
2. Equity Portion (Profit Oil)

Accounting on Production Sharing Contract

Cash Out | **Assets on Balance Sheet** | **Income Statement**

Exploration Expenditures → (Project under exploration phase) Recoverable accounts under production sharing → Provision for allowance for recoverable accounts under production sharing

Project under development and production phase

Development Expenditures → Recoverable accounts under production sharing → Cost of sales
- Recovery of recoverable accounts under production sharing (Capital expenditures)

Production Costs (Operating expenses) → Recoverable accounts under production sharing → Cost of sales
- Recovery of recoverable accounts under production sharing (Non-Capital expenditures)

Project under development and production phase

Acquisition Costs → Exploration and development rights → SG&A
- Depreciation and amortization

→ Other Expenses
- Amortization of exploration and development rights

INPEX TEISEKI

Accounting on Concession Agreement



Cash Out
Assets on Balance Sheet
Income Statement
Exploration Expenditures
All exploration costs are expensed as incurred
Exploration expenses
Development Expenditures
Tangible Fixed Assets
Cost of sales (Depreciation and amortization)
Production Costs (Operating expenses)
All production costs are expensed as incurred
Cost of sales (Operating expenses)
Acquisition Costs
Mining Rights
Cost of sales (Depreciation and amortization)

Crude Oil Price


($)
75
70
65
60
55
50
45
40
Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar Apr May Jun Jul Aug Sep
2005
2006
Brent
WTI
Dubai

	Apr. 2005 - Sep. 2006	Apr. 2005 - Mar. 2006	2006						Apr. -Sep.
	Average	Average	Apr	May	Jun	Jul	Aug	Sep	Average
Brent	57.32	58.78	70.54	70.98	69.78	74.26	73.90	63.64	70.52
WTI	58.18	59.96	70.16	70.96	70.97	74.46	73.08	63.90	70.59
Dubai	51.61	53.50	64.14	65.00	65.22	69.17	68.77	59.82	65.35

*Brent is from IPE, WTI is from NYMEX, Dubai is from Platt's

53) November 24, 2006	Government Approval for transfer of Interest in WA-285-P

November 24, 2006

Government Approval for transfer of Interest in WA-285-P

INPEX Holdings Inc. announces that it has obtained Australian Government Approval for transfer of a 24% participating interest in Block WA-285-P in offshore Western Australia to Total E&P Australia, a subsidiary of Total S.A. and consequently, the transfer became effective as of November 24, 2006. INPEX originally held a 100% interest in WA-285-P through its subsidiary INPEX Browse, Ltd.

With completion of the transfer, Income before income taxes and minority interests of INPEX Holdings' consolidated statement of income for the year ending March 31, 2007 is expected to increase by approximately 33.0 billion yen.

However, consolidated financial forecasts for the year ending March 31, 2007 which was previously announced on November 15, 2006 will not be affected materially as equivalent level of exploration expenses are expected to increase for the planed new exploration project in the second half of fiscal year.